Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on February 17, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Legence Corp.

(Exact name of registrant as specified in its charter)

Delaware	1711	33-2905250
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1601 Las Plumas Avenue

San Jose, CA 95133

(833) 534-3623

(Address, including zip code, and telephone number, including area code, of  registrant’s principal executive offices)

Jeffrey Sprau

Chief Executive Officer

1601 Las Plumas Avenue

San Jose, CA 95133

(833) 534-3623

(Name, address, including zip code, and telephone number, including area code, of  agent for service)

Copies to:

Matthew R. Pacey, P.C. Michael W. Rigdon, P.C. Billy Vranish Kirkland & Ellis LLP 609 Main Street, Suite 4700 Houston, TX 77002 (713) 836-3600	Byron B. Rooney Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities described herein and it is not soliciting an offer to buy such securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED      , 2026

PRELIMINARY PROSPECTUS

      Shares

Legence Corp.

Class A Common Stock

The selling stockholders named in this prospectus are offering       shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), to the underwriters in a firm commitment offering. We are not selling any shares of Class A Common Stock under this prospectus and will not receive any proceeds from the sale of shares in this offering by the selling stockholders. Prior to the consummation of this offering, one of the selling stockholders will exchange LGN Units for shares of our Class A Common Stock to be sold by it in the offering. See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Our Class A Common Stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “LGN.” On      , 2026, the last reported sale price of our Class A Common Stock on the Nasdaq was $   per share.

Investing in our Class A Common Stock involves risks, including those described under “Risk Factors” beginning on page 17 of this prospectus.

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

(1)	We refer you to “Underwriting (Conflicts of Interest)” beginning on page 158 of this prospectus for additional information regarding underwriting compensation.

The selling stockholders (as defined below) have granted the underwriters the option for a period of 30 days after the date of this prospectus to purchase up to       additional shares of Class A Common Stock on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about     , 2026.

Prospectus dated      , 2026.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Neither we, nor the selling stockholders, nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such dates. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” contain additional information regarding these risks.

i

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

COMMONLY USED DEFINED TERMS

As used in this prospectus, unless the context indicates or otherwise requires, references to “LGN,” “Legence,” the “Company,” “we,” “us,” “our” and like terms are to Legence Corp., a Delaware corporation, and its wholly owned subsidiaries. In addition, the terms listed below have the following meanings:

•	“Aggregators” refers to, collectively, Legence Parent and Legence Parent II.

•

“awarded contracts” refers to, as of any date of determination, the expected revenue values of projects awarded to us following a request for proposals but for which a formal contract has not yet been signed.

•	“backlog” refers to, as of any date of determination, the expected revenue values of the remaining performance obligations under our contracted fixed-price projects.

•	“Blackstone” or “Sponsor” refers to investment funds associated with Blackstone Inc.

•	“Blackstone Fund” refers to BX Refficiency Aggregator LP.

•	“Blocker Entities” refers to the entities that are taxable as corporations for U.S. federal tax purposes through which certain of the Existing Owners indirectly hold LLC Interests.

•	“Class A Common Stock” refers to the Class A common stock of Legence Corp., par value $0.01 per share.

•	“Class B Common Stock” refers to the Class B common stock of Legence Corp., par value $0.01 per share.

•	“client” refers to a company whose facility we are performing services in, whether they contract with us directly or through an intermediary that subcontracts to us.

•	“Common Stock” refers to, collectively, the Class A Common Stock and the Class B Common Stock.

•

“Condensed Consolidated Financial Statements” refers to the unaudited interim condensed consolidated financial statements of Legence Corp. as of September 30, 2025 and September 30, 2024 and for the three and nine months ended September 30, 2025 and 2024.

•

“Consolidated Financial Statements” refers to the consolidated financial statements of Legence Holdings as of December 31, 2024 and December 31, 2023 and for the years ended December 31, 2024, 2023 and 2022.

•	“Corporate Reorganization” has the meaning ascribed to it in “Presentation of Financial and Operating Data.”

•

“Credit Agreement” refers to that certain Credit Agreement, dated as of December 16, 2020, by and among Legence Intermediate LLC, as holdings, Legence Holdings LLC, as borrower, Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender and an L/C issuer, the guarantors party thereto from time to time and the lenders party thereto from time to time, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

•	“Credit Facilities” refers to, collectively, the Revolving Credit Facility, the Delayed Draw Term Loan Credit Facility and the Term Loan Credit Facility.

•

“customer” refers to a company, institution or intermediary, including architects and general contractors, who purchases services directly from us. If a client contracts directly with us, they are also a customer.

•

“Delayed Draw Term Loan Credit Facility” refers to the delayed draw term loan facility provided under the Credit Agreement. Once drawn under the Delayed Draw Term Loan Credit Facility, term loans are considered outstanding under the Term Loan Credit Facility.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•	“ESPCs” refers to Energy Savings Performance Contracts.

•	“Exchange Agreement” refers to that certain exchange agreement among the Company, Legence Holdings and Legence Parent and other persons from time to time party thereto, as amended from time to time.

•	“Existing Owners” refers, collectively, to Blackstone and the Management Members that directly and indirectly own equity interests in Legence Parent and Legence Parent II.

•	“HVAC” refers to heating, ventilation and air conditioning.

•	“IDC” refers to the International Data Corporation.

•	“IRA” refers to the Inflation Reduction Act of 2022.

•	“IIJA” refers to the Infrastructure Investment and Jobs Act.

•	“JLL” refers to Jones Lang LaSalle.

•	“job” refers to a specific scope of work for which there is a contract and a defined fee or charge.

•	“Legence Holdings” or “Opco” refers to Legence Holdings LLC, a Delaware limited liability company.

•	“Legence Intermediate” refers to Legence Intermediate LLC, a Delaware limited liability company.

•	“Legence Holdings LLC Agreement” refers to the amended and restated limited liability company agreement of Legence Holdings.

•	“Legence Parent” refers to Legence Parent LLC, a Delaware limited liability company.

•	“Legence Parent II” refers to Legence Parent II LLC, a Delaware limited liability company.

•	“Legence Sub” refers to Legence PubCo Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Legence.

•

“LGN Units” refers to units representing limited liability company interests in Legence Holdings issued pursuant to the Legence Holdings LLC Agreement, which, with respect to holders other than Legence (including through the Pubco Subsidiaries), shall only be held along with a corresponding number of shares of Class B Common Stock.

•	“LGN Unit Holder” refers to a holder of LGN Units (other than Legence and the Pubco Subsidiaries) and a corresponding number of shares of Class B Common Stock.

•	“LLC Interests” refers to the limited liability company interests of Legence Parent prior to this offering.

•

“Management Members” refers to certain current and former officers, employees and service providers (and their permitted transferees) of Legence Parent who directly or indirectly own equity interests in Legence Parent and Legence Parent II.

•	“MEP” refers to mechanical, electrical and plumbing.

•

“net revenue retention” means revenue for the current period less revenue in the current period from all clients that were not clients in the prior period, divided by revenue in the prior period, and excluding any revenue from jobs for which the client was not identified (which represented less than 2% of revenue in 2021, 2022, 2023 and 2024), after giving pro forma effect to acquisitions made over that period.

•	“Pubco Subsidiaries” refers to certain wholly owned subsidiaries of Legence, through which Legence will indirectly own ownership interests in Legence Holdings following the Corporate Reorganization.

•	“Revolving Credit Facility” refers to the revolving facility provided under the Credit Agreement.

•	“RFP” refers to a request for proposal.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•

“selling stockholders” refers to Legence Parent ML LLC, a Delaware limited liability company and wholly owned subsidiary of Legence Parent, and Legence Parent II ML LLC, a Delaware limited liability company and wholly owned subsidiary of Legence Parent II.

•

“Sustainability Services” refers to IDC’s Purpose-Built Sustainability Services, which includes strategy, operations and business model, finance and accounting governance, risk and compliance, human capital management and communications.

•	“Tax Receivable Agreement” refers to the tax receivable agreement, by and among Legence and the TRA Members.

•	“Term Loan Credit Facility” refers to the term loan facility provided under the Credit Agreement.

•	“TRA Members” refers to Legence Parent and Legence Parent II, as the initial TRA Members, and any others who may from time to time become party to the Tax Receivable Agreement.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

PRESENTATION OF FINANCIAL AND OPERATING DATA

Legence Corp. is a Delaware corporation that was formed for the purpose of effectuating an initial public offering (the “IPO”) that closed in September 2025. In connection with the IPO, the Company effected a series of corporate reorganization transactions (such transactions, collectively, the “Corporate Reorganization”) whereby an “Up-C structure” was implemented and the Existing Owners continued to own their interests through two aggregators: (i) Legence Parent, which owns LGN Units, Class A Common Stock and Class B Common Stock, and (ii) Legence Parent II, which owns Class A Common Stock. Please see “Corporate Reorganization” for additional information.

Our historical financial statements included in this prospectus reflect only the results of Legence Holdings, or our accounting predecessor, for periods prior to the consummation of the IPO. For periods after our IPO, our historical financial statements reflect the results of Legence Corp. giving effect to the Corporate Reorganization.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information included in this prospectus are based on a variety of sources, including independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates, which have been derived from management’s knowledge and experience in the industry in which we operate. Although we have not independently verified the accuracy or completeness of the third-party information included in this prospectus, based on management’s knowledge and experience, we believe that these third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

TRADEMARKS AND TRADE NAMES

This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

v

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus. You should read the entire prospectus carefully and should consider, among other things, the matters set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus before deciding to invest in our Class A Common Stock.

Unless otherwise indicated, the information presented in this prospectus assumes that the underwriters’ option to purchase additional shares of our Class A Common Stock is not exercised. Certain operational terms used in this prospectus are defined in the section titled “Commonly Used Defined Terms.”

Our Company

We are a leading provider of engineering, installation and maintenance services for mission-critical systems in buildings. We focus on high-growth sectors that have technically demanding buildings, including technology, life sciences, healthcare and education. We count more than 60% of the companies in the Nasdaq-100 Index as clients.

Our business is growing rapidly as data centers, manufacturers, pharmaceutical companies, hospitals, schools and universities make investments in both new and existing facilities to support growing demand for their products and services, reduce energy costs and increase resiliency. From 2021 to 2024, our revenues grew at a compound annual growth rate of approximately 39% and, after giving pro forma effect to acquisitions we made over that period, 16%. In 2024, we generated more than half of our revenues from “high growth industries,” which we define as clients operating in the data center and technology and life sciences and health care end-markets. As of September 30, 2025, we had $3.1 billion of backlog and awarded contracts, representing an increase of 29% over the same date last year.

We specialize in designing, fabricating and installing complex HVAC, process piping and other mechanical, electrical and plumbing (“MEP”) systems for new facilities and upgrading HVAC, lighting and building controls in existing facilities to make them more energy efficient and sustainable. In 2024, we generated 32.5% of our revenues from new building projects and 67.5% of our revenues from retrofits, upgrades and maintenance for existing buildings. Our team includes approximately 1,200 MEP engineers and energy consultants, and approximately 3,800 technicians and craftspeople, including HVAC and plumbing service technicians, fitters, electricians and sheet metal workers, of which approximately 570 are responsible for providing maintenance services to over 5,900 clients. We completed more than 50,000 jobs each year for clients across the United States during the period from 2021 through 2024.

We operate through two complementary segments: Engineering & Consulting and Installation & Maintenance. Our Engineering & Consulting segment designs HVAC and other MEP systems for buildings, develops strategies to help reduce energy usage and make buildings more sustainable and provides program and project management services for clients’ installation and retrofit projects. From 2021 to 2024, our Engineering & Consulting segment revenues grew at a compound annual growth rate of approximately 83% and, after giving pro forma effect to acquisitions we made over that period, approximately 15%. We have completed over 30,000 jobs in our Engineering & Consulting segment since 2019. Our Engineering & Consulting segment generated 28.7% and 47.6% of our revenues and gross profit, respectively, in 2024.

Our Installation & Maintenance segment fabricates and installs HVAC systems, process piping and other MEP systems in new and existing industrial, commercial and institutional buildings and provides ongoing

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

preventative and corrective maintenance services for those systems. Some of our installation clients choose to co-locate our employees at their sites to perform renovation and upgrade services on an ongoing basis. We have had an on-site presence with some of our clients for more than 20 years. The preventative maintenance work we perform is recurring pursuant to annual or multi-year contracts. From 2021 to 2024, our Installation & Maintenance segment revenues grew at a compound annual growth rate of approximately 30% and, after giving pro forma effect to acquisitions we made over that period, approximately 16%. Our Installation & Maintenance segment generated 71.3% and 52.4% of our revenues and gross profit, respectively, in 2024.

Approximately 25% of our revenues in 2024 were generated from clients that engaged us in both our Engineering & Consulting and Installation & Maintenance segments, after giving pro forma effect to acquisitions made over that period. From 2021 to 2024, our revenues that were generated from clients that engaged us in both segments grew at a compound annual growth rate of approximately 28%, after giving pro forma effect to acquisitions made over that period. Our revenues from clients that engaged us in both our Engineering & Consulting and Installation & Maintenance segments, after giving pro forma effect to acquisitions made as of December 31, 2024, were approximately $545 million, $463 million, $350 million and $260 million, respectively, for the years ended December 31, 2024, 2023, 2022 and 2021. Additionally, six of our top ten clients engaged us in both segments during the period from 2021 to 2024, after giving pro forma effect to acquisitions made over that period. We believe that providing a one-stop solution for engineering, installing and maintaining MEP systems results in lower total cost, fewer change orders and faster turnaround times for our clients and higher win rates, better customer retention, incremental margin and more recurring revenue for us.

Our clients include large technology and industrial companies and public sector institutions who contract with us directly to provide services, as well as intermediaries such as architects and general contractors who subcontract MEP services to us as part of a larger project. We served approximately 19,000 clients from 2019 through 2024. In 2024, we generated less than 2% of our revenues from the federal government. Excluding maintenance contracts which can span multiple years, we typically complete most of our jobs within six months. Approximately 70% of our revenues over the period from 2021 to 2024 were from jobs that had contract prices of less than $10 million, after giving pro forma effect to acquisitions made over that period. Our largest client represented approximately 4% of our revenues over the period from 2021 to 2024, after giving pro forma effect to acquisitions made over that period. In certain cases, we manage third-party contractors on behalf of our clients and we may pass those costs on directly to our customers as a specific line item or incorporate them into our overall contract price for the job. In the years ended December 31, 2024 and 2023, respectively, we paid subcontractors approximately $350.7 million and $234.8 million, respectively, in connection with their work on our projects. We also frequently purchase certain equipment that we install in our clients’ buildings. We may pass the cost of equipment on directly to our customers as a specific line item or incorporate the cost into our overall contract price for the job. In the years ended December 31, 2024 and 2023, we spent approximately $457.3 million and $385.8 million, respectively, on equipment for our clients’ projects.

We are headquartered in San Jose, California and, as of September 30, 2025, we had approximately 6,300 full-time employees across 74 offices and 45 U.S. states. For the year ended December 31, 2024, we generated $2,098.6 million in revenue, $27.6 million in net loss and $229.6 million in Adjusted EBITDA representing a Net Loss Margin of (1.3)% and Adjusted EBITDA Margin of 10.9%. For the nine months ended September 30, 2025, we generated $1,812.8 million in revenue, $22.6 million in net loss and $211.8 million in Adjusted EBITDA representing a Net Loss Margin of (1.2)% and Adjusted EBITDA Margin of 11.7%. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures, for a reconciliation to the nearest generally accepted accounting principles in the United States (“GAAP”) financial measure, please see “Non-GAAP Financial Measures” below.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Our Market Opportunity

Demand for our services is driven primarily by investment in new and existing industrial, commercial and public sector buildings in the United States. According to 2024 RSMeans Data, MEP engineering and installation costs represent an average of 26% of the total construction budget for new industrial and commercial buildings, and as much as 35% and 39% for laboratories and hospitals, respectively. Investments in nonresidential buildings in the United States grew from $279 billion in 2021 to $437 billion in 2024, representing a compound annual growth rate of 16%, according to Dodge Construction Network. Investments in buildings in the market segments where we focus—data centers, technology, semiconductors, life sciences, healthcare and education—grew at a 22% compound annual growth rate over the same period, according to Dodge Construction Network, nearly 40% faster than overall investments in nonresidential buildings in the United States. We believe key drivers supporting continued growth in demand for our services include:

•

Increasing investment in data centers to support more cloud-based applications and artificial intelligence (“AI”). Rapidly growing demand for cloud services, as well as the computational resources required to train and run artificial intelligence models, is driving increasing investment in data centers. Over the past three years, facilities investment in data centers more than tripled from $7 billion in 2021 to $23 billion in 2024 and is forecast to grow at a 22% compound annual growth rate from 2024 to 2029, according to Dodge Construction Network. Approximately 40% of our backlog and awarded contracts for projects in new buildings were data centers as of December 31, 2024.

•

Continued “reshoring” of U.S. manufacturing. A combination of increasing tariffs, growing intellectual property and geopolitical risks, attractive federal incentives for “domestic content” and the narrowing wage gap between U.S. and international workers is prompting many companies to move their offshore manufacturing operations back to the United States. Investment in manufacturing facilities in the United States grew at a compound annual growth rate of 49% from 2021 to 2024, according to Dodge Construction Network, and 89% of manufacturers surveyed are either moving production back to the United States or expanding their existing U.S. facilities which is resulting in increased spending on manufacturing facilities, according to a survey conducted by Rabin Roberts Research on behalf of BDO in October 2023.

•

Growing demand for solutions that can address rising electricity prices and declining power availability. The average price of electricity in the U.S. increased 23% from 2020 to 2024, which compares to an increase of only 8% in the prior ten-year period from 2010 to 2020 according to the U.S. Energy Information Administration. We believe that rising power prices have prompted businesses and institutions to seek ways to make their buildings more energy efficient to mitigate the impact of rising energy costs on their operations. According to a survey of 1,282 companies conducted by the Energy Efficiency Movement in 2024, 93% of businesses are planning to implement energy efficiency upgrades in the next three years and 64% of those are focused on improving their cooling system specifically. According to the World Economic Forum, businesses can reduce their energy usage by as much as 49% and generate an average return on investment of 24% by making energy efficiency upgrades, according to a working paper by the Real Estate Research Institute in conjunction with Lawrence-Berkeley National Laboratory. At the same time as they are confronting higher power prices, we believe that many companies’ growth plans are being constrained by utility delays in connecting their new facilities to the grid as load growth outstrips available transmission capacity. Accelerating load growth has prompted regulators, utilities and businesses to implement energy efficiency programs as a lower cost and faster alternative to address load growth as compared to building new generation and transmission and distribution infrastructure.

•

Growing need for outside expertise to help meet expanding corporate sustainability goals. According to the Honeywell Environmental Sustainability Index, while more than 80% of companies have established sustainability targets or goals for 2030, fewer than half of all organizations were

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

extremely optimistic about achieving them. We believe that businesses and institutions will increasingly seek outside expertise to ensure they are able to deliver on the sustainability commitments they have made to shareholders, customers and the communities where they operate. According to IDC, spending on Sustainability Services is expected to grow from $23 billion in 2024 to $35 billion in 2028 in the Americas, representing an 11% compound annual growth rate.

Our Strengths

We believe the following strengths of our business position us to capitalize on continued growth in demand for engineering, consulting, installation and maintenance services; reinforce our leadership position in the markets we focus on; and distinguish us from our competitors:

•

Direct beneficiary of megatrends. Real annualized private construction spending on data centers and manufacturing facilities was at the highest level ever recorded, rising to $269 billion in February 2025, according to data from the U.S. Census Bureau. We believe our focus on data centers, manufacturing facilities and energy efficiency upgrades positions us to benefit from increasing investment in data centers, the reshoring of manufacturing, rising power prices and accelerating load growth. In 2024, we generated over 63% of our revenues from new building projects from clients in the data centers & technology client end market, and the majority of our revenues from existing building projects from energy efficiency upgrades, sustainability consulting and MEP refurbishments.

•

Deep technical expertise in mission-critical systems. We have over 100 years of experience working in technically demanding buildings, and we specialize in designing and installing mission-critical systems, including HVAC systems for data centers and life sciences facilities, and process piping for semiconductor and life sciences manufacturing. We count more than 60% of the companies in the Nasdaq-100 Index as clients and successfully completed more than 350,000 jobs from 2019 to 2024. We believe there are a limited number of companies with our capabilities and expertise which positions us to win market share in these fast-growing sectors.

•

National footprint with an established presence in major data center, technology and manufacturing hubs. We serve clients nationwide, hold engineering or contracting licenses in all 50 U.S. states and maintain offices in 20 U.S. states. We believe our national footprint allows us to serve growing clients wherever they are located. We have a longstanding presence in Northern California, Northern Virginia and Phoenix which account for approximately 45% of the capacity from planned and under construction data centers across the United States, according to JLL. We believe our established presence in these key regions positions us to work with rapidly growing firms that are likely to invest in new and existing buildings.

•

In-house engineering and consulting capabilities. We offer engineering, consulting and installation as an integrated service to our clients, and we complete approximately 10,000 engineering jobs annually. In-house engineering and consulting allows us to: engage with prospective clients earlier than our competitors who provide only installation services; more accurately estimate job costs, which allows us to price more competitively; minimize change orders, which we believe strengthens our relationships with our clients; shorten the amount of time it takes to conceive and complete projects; deliver higher performing systems; capture incremental margin; and play an integral role in shaping and implementing our clients’ sustainability programs.

•

In-house fabrication and modular construction capabilities. We have six facilities strategically located across the United States, including an ISO Class 7 cleanroom, where we fabricate and construct modular components, including plenums, ducts, piping, electrical and other components for the systems that we install. Prefabricating components and modular construction at these locations allows us to deliver higher quality at a lower cost and in less time than our competitors who fabricate

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

components in the field. We have served approximately 1,000 clients using our in-house fabrication and modular construction capabilities. Our fabrication and modular construction capabilities also allow us to compete for jobs located in regions where we do not yet have an installation workforce.

•

Significant client diversity and small job sizes that mitigate client and project risk. We completed jobs for more than 9,500 clients in 2024. Approximately 70% of our revenues over the period from 2021 to 2024 were from jobs that had contract prices of less than $10 million, after giving pro forma effect to acquisitions made over that period. We believe the large number of clients that we serve, combined with our small average job size, reduces our dependence on any single client, as well as the impact that any individual project has on our profitability. Historically, our smaller jobs have earned higher margins than our larger jobs. We believe 80% of our jobs meet or exceed our initial margin estimates. Between 2021 to 2024, the largest loss we incurred on a job was approximately $1.3 million, after giving pro forma effect to acquisitions made over that period.

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Longstanding relationships with “blue chip,” repeat clients and history of growing revenues from existing clients. We strive to build long-term relationships with large clients that make significant investments in new or existing buildings every year. The average length of our relationship with our top 10 clients is 26 years, with many greater than 40 years, and our net revenue retention of clients from 2021 to 2024 was 121%, reflecting our ability to grow revenues from the same clients over time. Additionally, we have dedicated teams of technicians that are co-located at many of our clients’ facilities to assist with the ongoing renovation, operation and maintenance of their building systems.

•

Strong management team and a collaborative, client-centric culture. Our management team has an average of more than 25 years of experience growing high performing service businesses. They are experts at managing large and diverse workforces to deliver projects on-time and on-budget while operating safely. We have a team-oriented culture and encourage candor from our employees, which we believe helps us to succeed and drive operational excellence. We believe that operating with purpose, passion and creativity benefits our clients, stakeholders and employees as well as the communities where we operate.

•

Demonstrated ability to attract, cultivate and retain high quality employees. We are a people business that depends on attracting and retaining high quality employees to continue our growth. To ensure we can attract and develop the best employees, we have partnered with trade unions to develop apprenticeship programs for craftsmen and technicians and with universities to create internship and co-op opportunities for engineering students. In 2024, approximately 1,000 apprentices and 185 engineering students gained on-the-job training experience and exposure to our company through our apprenticeship and internship programs. These programs allow us to identify future talent early, as well as expose prospective employees to our company and culture in a more comprehensive manner than is possible through a traditional recruiting process. We also seek to build leadership skills in our existing employees through our Leadership Development Program, which includes leadership summits and training sessions to enhance skills and foster discussions of best practices across the organization.

•

Proven acquiror with a track record of successfully integrating acquired companies. We have a successful history of acquiring and integrating businesses to expand our service offerings and geographic footprint. We have a dedicated team of corporate development professionals who focus on identifying privately owned businesses that are undergoing generational transitions or seeking additional opportunities and resources. Our experience is that these companies are often interested in selling to us specifically because of our collaborative culture, history of innovative projects and reputation with key clients. We have completed approximately 20 acquisitions since December 2020, the majority of which had purchase prices of less than $50 million and were acquired in a bilateral process rather than through a competitive auction. We appoint a dedicated integration project manager and follow an integration “playbook” for every acquisition we make that includes predefined

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

integration tasks designed to increase revenues and drive consistency in administrative and reporting functions. Two of our earliest acquisitions, CMTA and Bel-Aire, which we acquired in August and October 2021, respectively, generated compound annual growth rates in revenues of 17% and 43% from 2021 to 2024, respectively, after giving pro forma effect to acquisitions such businesses made over that period. We believe by applying a consistent playbook to integration, we minimize disruption to our operations and maximize revenue synergies.

Our Growth Strategy

We grew our revenues at a compound annual growth rate of approximately 16% from 2021 to 2024, after giving pro forma effect to acquisitions we made over that period. We intend to continue to grow our revenues by:

•

Focusing on high-growth end markets and services, including data centers, life sciences, advanced manufacturing, healthcare and energy efficiency upgrades. Our strategy is to grow our revenues faster than the market by focusing on the sectors that we believe are growing their investment in buildings the fastest. We believe that investment in data centers, life sciences and manufacturing facilities will grow faster than investment in other types of buildings and that energy efficiency upgrades will be a major area for investment in all types of buildings. We are building new client relationships in these industries by hiring additional sales resources with experience and relationships in the sectors we are targeting. We are also elevating the profile of our company and brands through partnerships with key industry associations that we believe are viewed as thought leaders in building technology and sustainability, including the American Society of Heating, Refrigerating and Air-Conditioning Engineers (“ASHRAE”), the Green Building Initiative (“GBI”) Data Center Program and the U.S. Green Building Council (“USGBC”). Since 2021, we have added more than 2,500 new clients, after giving pro forma effect to acquisitions we made over that period.

•

Growing wallet share with existing, high-value clients. Our strategy is to identify existing high-value clients who we can provide additional services to with the goal of increasing our revenues and deepening our relationships. We are continuously enhancing our processes to ensure that our relationship managers inform our clients about the range of services we offer. We are also intensifying our marketing initiatives to increase awareness of our comprehensive range of services by targeting key decisionmakers and influencers. In particular, we are highlighting our extensive experience in mission-critical building systems and our work in high-growth industries such as data centers and life sciences.

•

Increasing recurring revenues by growing our maintenance and service business. We generated approximately 15% of our 2024 revenues from our Maintenance & Service service line, after giving pro forma effect to acquisitions we made in 2024. Our Maintenance & Service revenue grew at a compound annual growth rate of approximately 23% from 2021 to 2024, after giving pro forma effect to acquisitions we made over that period. Maintenance services are attractive to us because they generate higher margins than our other installation services, do not rely on continued investment in facilities to grow and are typically recurring in nature. Our strategy is to increase revenue from maintenance services by hiring additional sales staff and technicians that focus on securing new maintenance contracts. Additionally, we have designed our account management strategies to highlight our maintenance capabilities with the goal of growing our maintenance service work with existing clients.

•

Making “bolt-on” acquisitions that expand our geographic footprint and increase density in demand-rich markets. We believe that acquisitions can accelerate our growth by creating access to new clients, expanding our footprint to new regions and adding capabilities in new areas. We are continuously evaluating potential acquisitions of engineering, consulting, installation and maintenance service providers in the United States. Our strategy is to acquire best-in-class engineering and consulting firms focused on energy efficiency, as well as leading installation and maintenance service

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

providers. We seek to acquire companies that have a track record of strong financial performance and safe operations and are in regions that are experiencing significant growth. In addition, we will consider acquisitions of companies with complementary services to our own and companies that operate in attractive international markets.

Recent Developments

Bowers Acquisition

On January 2, 2026, we and our wholly owned subsidiary, Legence Subsidiary Holdings, LLC, a Delaware limited liability company (the “Purchaser”), consummated the previously announced acquisition (the “Bowers Acquisition”) pursuant to the Equity Purchase Agreement (the “Purchase Agreement” and, the consummation of the transactions contemplated thereby, the “Bowers Acquisition Closing”), dated as of November 13, 2025, by and among the Company, the Purchaser, The Bowers Group, Inc., a Maryland corporation (“Bowers”), and Wayne E. Bowers Revocable Living Trust, Quiet Harbor Trust and The David O’Donnell Revocable Trust dated Nov. 15, 2008 (collectively, the “Sellers”). Pursuant to the Purchase Agreement, the Sellers caused Bowers and certain of its subsidiaries to convert into Maryland limited liability companies and the Sellers contributed 100% of their equity interests of Bowers (the “Bowers Interests”) to TBG 2026, LLC (“NewCo”), a newly formed Delaware limited liability company wholly owned by the Sellers, which joined as a party to the Purchase Agreement, and (ii) the Purchaser purchased from NewCo all of the Bowers Interests in exchange for 2,551,672 shares of Class A Common Stock and approximately $325 million in cash, subject to customary post-closing adjustments (such cash amount, the “Bowers Cash Consideration”).

In addition, on the terms and subject to the conditions set forth in the Purchase Agreement, on December 31, 2026 (the “Deferred Consideration Date”), NewCo will receive an amount equal to $50 million (the “Deferred Consideration”), payable in either, or any combination of, as determined in the Purchaser’s sole discretion, (i) cash or (ii) shares of Class A Common Stock. The amount of any shares of Class A Common Stock issued in connection with the satisfaction of the Deferred Consideration payment obligation (any such shares, the “Deferred Consideration Shares”) will be determined based on the volume weighted average sales price of the Class A Common Stock, as traded on Nasdaq, calculated for the 10 trading day period ending on the last trading day that occurs at least 3 days prior to the Deferred Consideration Date. Any Deferred Consideration Shares issued shall be subject to applicable restrictive legends pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

The Purchaser funded the Bowers Cash Consideration and all fees and expenses related to the Bowers Acquisition payable by the Purchaser at or prior to the Bowers Acquisition Closing with a combination of the Purchaser’s cash on hand, borrowings under the Revolving Credit Facility and the full proceeds of the term loans provided pursuant to Amendment No. 12 to the Credit Agreement (as further discussed below).

Initial Public Offering

On September 15, 2025, we completed our IPO, in which we issued and sold 29,487,627 shares of our Class A Common Stock (including the partial exercise of the underwriters’ overallotment option) at a public offering price of $28.00 per share. We received net proceeds of approximately $780.2 million from sales of shares of Class A Common Stock in the IPO, after deducting underwriting discounts and commissions. We indirectly contributed all of the net proceeds from the IPO to Legence Holdings in exchange for LGN Units that were issued to Legence Sub. Legence Holdings used approximately $773.0 million of the net proceeds from the IPO to repay amounts outstanding under the Term Loan Credit Facility. A portion of the proceeds was used to pay fees and expenses in connection with the IPO. The remaining net proceeds were used for general corporate purposes.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Credit Facility Amendments

On September 8, 2025, Legence Holdings and certain of its subsidiaries entered into Amendment No. 10 to the Credit Agreement to, amongst other things, revise the Credit Agreement to facilitate the Corporate Reorganization.

On October 30, 2025, Legence Holdings and certain of its subsidiaries entered into Amendment No. 11 to the Credit Agreement, to, amongst other things, refinance and replace Legence Holdings’ then-existing (i) $797.8 million Term Loan Credit Facility with a $797.8 million Term Loan Credit Facility that extended the maturity date by three years to December 16, 2031 and reduced its applicable interest rate by 25 basis points to the Secured Overnight Financing Rate (“SOFR”) plus 2.25% and (ii) $90.0 million Revolving Credit Facility with a $200.0 million Revolving Credit Facility that extended its maturity date by approximately four years to September 22, 2030 and set its applicable interest rate at SOFR plus 2.25%, in alignment with the Term Loan Credit Facility.

On January 2, 2026, Legence Holdings and certain of its subsidiaries entered into Amendment No. 12 to the Credit Agreement (“Amendment No. 12”). Amendment No. 12, among other things, incrementally increased commitments under the Term Loan Credit Facility by an aggregate principal amount of $200 million, which commitments, in connection with the Bowers Acquisition Closing, were drawn in full on January 2, 2026. The additional commitments and term loans provided pursuant to Amendment No. 12 have terms identical to the other existing term loans outstanding under the Term Loan Credit Facility.

On January 15, 2026, Legence Holdings amended the Credit Agreement to allow individual letter of credit issuers party to the Credit Agreement to exceed their own individual letter of credit commitment in their sole discretion.

Principal Stockholders

Blackstone (NYSE: BX) is one of the world’s leading investment firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Through its different businesses, Blackstone had total assets under management of approximately $1.3 trillion as of December 31, 2025.

Corporate Information

Our principal executive offices are located at 1601 Las Plumas Avenue, San Jose, CA 95133, and our telephone number at that address is (833) 534-3623. Our website is available at www.wearelegence.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The Offering

Class A Common Stock offered by the selling stockholders	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional shares of our Class A Common Stock.

Class A Common Stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Class B Common Stock to be outstanding immediately after completion of this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares), or one share for each LGN Unit held by the LGN Unit Holders immediately following this offering. Class B Common Stock is non-economic. When an LGN Unit is exchanged for a share of Class A Common Stock, a corresponding share of Class B Common Stock will be surrendered.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling stockholders. See “Use of Proceeds.”

Dividend policy	Our board of directors may elect to declare cash dividends on our Class A Common Stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements and restrictions in the agreements governing our indebtedness (as further discussed below). The payment of any future dividends will be at the discretion of our board of directors. We have not adopted, and do not currently expect to adopt, a written dividend policy. The section titled “Dividend Policy” contains more information.

Material tax consequences	For a discussion of material U.S. federal income tax consequences that may be relevant to prospective non-U.S. holders, please see the section entitled “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders.”

Listing	Our Class A Common Stock is listed on the Nasdaq under the symbol “LGN.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 17 of this prospectus before deciding to invest in our Class A Common Stock.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Transfer agent	Equiniti Trust Company, LLC.

Conflicts of Interest	Certain of the underwriters and/or their affiliates may act as agents or lenders under margin loans with the selling stockholders, which may be paid down with some or all of the net proceeds of this offering. Any such underwriter that, together with its affiliates and associated persons, receives at least 5% of the net proceeds of this offering will be deemed to have a “conflict of interest” under Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares in this offering will be made to any discretionary account over which any underwriter having a conflict of interest under FINRA Rule 5121 exercises discretion without the prior specific written approval of the account holder.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY OF RISK FACTORS

An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

Risks Related to Business

•	Economic downturns in the markets in which we operate may materially and adversely affect our business because our business is dependent on levels of construction activity.

•	If we do not compete and evolve effectively in our target markets, our operating results could be harmed.

•	Misconduct and errors by our employees, subcontractors, partners or third-party service providers could harm our business.

•	Cost overruns, inflation, delays and other risks could significantly impact our results, particularly with respect to fixed-price contracts.

•	A failure to secure new contracts may adversely affect our cash flows and financial results.

•

If we fail to complete a project in a timely manner, miss a required performance standard or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability or subject us to liquidated or other damages.

Risks Related to Growth and Acquisitions

•

As a growing company with a relatively limited operating history at our current scale, we face various risks, uncertainties, expenses and difficulties. Our business is dependent on our ability to effectively continue to develop, maintain and scale our platform.

•	We may not be able to achieve expected returns from our growth strategy.

•	If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

Risks Related to Indebtedness

•	We have a significant amount of existing indebtedness and our ability to make scheduled payments on or to refinance our obligations will depend on many factors, some of which are beyond our control.

•

We may not be able to finance future needs or adapt our business plan to react to changes in economic or business conditions because of restrictions placed on us by our Credit Facilities and any other instruments governing our other indebtedness.

•	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

•	Our incurrence of additional indebtedness may affect our business and may restrict our operating flexibility.

Risks Related to Regulations

•

Our business and our clients’ businesses are subject to a variety of federal, state and local laws and regulations, which could adversely affect our business, financial condition and results of operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•

If we are found to not have complied with applicable laws, we could lose one or more of our licenses, permits or authorizations or face other sanctions or penalties or be required to obtain additional licenses or permits, which may limit our business operations in particular jurisdictions or otherwise harm our business.

•

Some of our clients receive federal, state and local government incentives for building new facilities or to make energy efficiency upgrades to their buildings. If these incentives are reduced or limited, the scope for some of our projects may be impacted and there may be less demand for our services.

Risks Related to the Environment, Health and Safety

•	Environmental, health and safety laws could impose significant additional costs and liabilities.

•

We are exposed to risks relating to occupational, health and safety matters and operate at project sites that involve a high degree of operational hazards and risks. Failure by us or any of our business partners to maintain safe work sites and equipment could have a material adverse impact on our business, financial condition and results of operations.

•

Increasing scrutiny, regulatory requirements and changing expectations from various stakeholders with respect to sustainability and other environmental, social and governance (“ESG”) matters may impose additional costs on us or expose us to reputational or other risks.

Risks Related to Our Class A Common Stock and Structure

•

Our sole material asset consists of our membership interests in Legence Holdings (held directly by us and indirectly through the Pubco Subsidiaries), and we are accordingly dependent upon distributions from Legence Holdings to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

•	We do not intend to pay dividends and may never pay dividends.

•	Our sale or issuance of additional Common Stock or other equity-related securities could dilute each stockholder’s ownership interest or adversely affect the market price of our Class A Common Stock.

•	We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

Risks Related to This Offering and Our Common Stock

•	The market price of our Class A Common Stock may be volatile, which could cause the value of your investment to decline.

•	The price of our Class A Common Stock may fluctuate significantly, and you could lose all or part of your investment.

•	Our Sponsor controls a significant percentage of our voting power.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY HISTORICAL FINANCIAL DATA

We prepared the summary consolidated financial data using our consolidated financial statements for each of the periods presented. The summary consolidated financial data for each fiscal year in the three-year period ended December 31, 2024 was derived from the audited historical consolidated financial statements of Legence Holdings included elsewhere in this prospectus. The summary consolidated financial data as of and for the nine months ended September 30, 2025 and September 30, 2024 was derived from our unaudited interim condensed consolidated financial statements included in this prospectus. In the opinion of management, such unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position.

The historical results are not necessarily indicative of the results to be expected in any future period. You should read the following summary financial and other data in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Corporate Reorganization” and the historical financial statements included elsewhere in this prospectus.

			Predecessor Historical
	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2024	2025	2022	2023	2024
Statements of Operations Information:
(Dollars in thousands)
Revenue	$1,550,387	$1,812,849	$1,246,501	$1,615,062	$2,098,602
Cost of revenue	1,232,561	1,424,412	1,012,795	1,299,916	1,667,835

Gross profit	317,826	388,437	233,706	315,146	430,767
Selling, general and administrative	179,848	227,814	142,054	186,058	242,888
Depreciation and amortization	70,738	75,619	82,511	80,241	97,153
Acquisition-related costs	5,593	971	5,627	3,794	5,634
Changes in the fair value of contingent consideration liabilities	—	—	4,322	31,071	—
Goodwill impairment	—	—	23,440	5,051	17,804
Gain on sale of property and equipment	—	(199)	—	—	—
Equity in earnings of joint venture	(3,131)	(848)	—	(1,329)	(3,063)

Income (loss) from operations	64,778	85,080	(24,248)	10,260	70,351
Other expense (income):
Interest expense, net of capitalized interest	65,392	88,228	50,836	68,196	91,609
Interest income	(4,356)	(2,588)	(236)	(4,249)	(5,464)
Loss on extinguishment of long-term debt	—	5,685	—	—	—
Credit agreement amendment fees	4,119	2,990	—	—	7,801
Other (income) expense, net	(434)	(268)	(187)	257	(473)

Total other expense, net	64,721	94,047	50,413	64,204	93,473

Income (loss) before income tax	57	(8,967)	(74,661)	(53,944)	(23,122)
Income tax expense (benefit)	9,500	13,662	7,613	(7,918)	4,521

Net (loss) income	(9,443)	(22,629)	(82,274)	(46,026)	(27,643)

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

			Predecessor Historical
	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2024	2025	2022	2023	2024
Net income attributable to noncontrolling interests	407	4,430	—	—	912

Net (loss) income attributable to Legence	$(9,850)	$(27,059)	$(82,274)	$(46,026)	$(28,555)

Balance Sheet Information:
Cash and cash equivalents		$176,034		$88,920	$81,167
Total assets		$2,600,269		$2,126,141	$2,352,500
Total liabilities		$1,772,796		$1,603,211	$2,148,908
Total equity		$827,473		$522,930	$203,592
Statements of Cash Flows Information:
Cash (used in) provided by operating activities	$23,229	$162,124	$26,996	$33,917	$29,268
Cash used in investing activities(1)	$(232,700)	$(24,961)	$(160,375)	$(133,902)	$(243,985)
Cash provided by (used in) financing activities	$199,858	$(42,296)	$173,807	$128,471	$206,964
Other Financial Information:
Net Loss Margin(2)	(0.6)%	(1.2)%	(6.6)%	(2.8)%	(1.3)%
Subcontractor Expense(3)	$260,445	$325,938	$199,876	$234,837	$350,719
Equipment Expense	$334,115	$407,045	$295,220	$385,770	$457,293
Adjusted EBITDA(4)	$172,837	$211,844	$119,835	$166,410	$229,625
Adjusted EBITDA Margin(5)	11.1%	11.7%	9.6%	10.3%	10.9%

(1)	Cash flows used in investing activities primarily consist of capital expenditures, such as the purchase of property or equipment, and payments for the acquisition of businesses.
(2)	Net loss divided by revenue.
(3)

Subcontractor Expense represents the cost of third-party contractors that we use and is included in Cost of Revenue. We typically incur Subcontractor Expense in connection with the provision of construction management services. On jobs where we use subcontractors, we may pass those costs on directly to our customers as a specific line item or incorporate them into our overall contract price for the job.

(4)	Adjusted EBITDA is not calculated in accordance with GAAP. See “—Non-GAAP Financial Measures” for a description of Adjusted EBITDA and a reconciliation to the most directly comparable GAAP measure.
(5)

Adjusted EBITDA Margin is not calculated in accordance with GAAP. See “—Non-GAAP Financial Measures” for a description of Adjusted EBITDA Margin and a reconciliation to the most directly comparable GAAP measure.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin are financial measures not presented in accordance with GAAP but are intended to provide useful and supplemental information to investors and analysts as they evaluate our performance. EBITDA is defined as earnings before interest and other financing expenses, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude goodwill impairment, net loss on sale and disposition of property and equipment, changes in the fair value of contingent consideration liabilities, acquisition and integration costs, system deployment costs, strategic initiative costs, stock-based compensation expense, profits from an accelerated project sale, credit agreement amendment fees

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

and litigation settlements. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. Adjusted EBITDA should not be considered an alternative to net loss that is derived in accordance with GAAP. Management believes that the exclusion of the above-described items from net loss in the presentation of the non-GAAP measures identified above enables us and our investors to more effectively evaluate our operations period over period and to identify operating trends that might not be apparent due to, among other reasons, the variable nature of these items, both in value and frequency, period over period. In addition, management believes these measures may be useful for investors in comparing our operating results with those of other companies.

Our non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or substitutes for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are that such measures:

•

may exclude the recurring expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and the assets being depreciated and amortized may have to be replaced in the future;

•	do not reflect changes in our working capital needs;

•	do not reflect the interest (income) expense on our indebtedness; or

•	do not reflect the income tax (benefit) provision we are required to make.

Neither Adjusted EBITDA nor Adjusted EBITDA Margin is a liquidity measure, and they should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

In order to evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate our business.

The following table provides a reconciliation of our Net Loss, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA, and a calculation of Adjusted EBITDA Margin for the periods presented herein:

			Predecessor
	Nine Months Ended September 30,		For the Years Ended December 31,
	2024	2025	2022	2023	2024
	(Dollars in thousands)
Net loss	$(9,443)	$(22,629)	$(82,274)	$(46,026)	$(27,643)
Interest expense	65,392	88,228	50,836	68,196	91,609
Interest income	(4,356)	(2,588)	(236)	(4,249)	(5,464)
Income tax expense	9,500	13,662	7,613	(7,918)	4,521
Depreciation and amortization	80,987	85,611	93,020	92,801	110,849
Credit agreement amendment fees(1)	4,119	2,990	—	—	7,801
Goodwill impairment(2)	—	—	23,440	5,051	17,804
Net loss (gain) on sale and disposition of property and equipment	(299)	(199)	797	822	(270)
Changes in the fair value of contingent consideration liabilities	—	—	4,322	31,071	—
Acquisition and integration costs(3)	7,069	2,935	6,655	5,402	9,181
System deployment costs(4)	3,909	2,140	6,638	11,826	5,048
Strategic initiative costs(5)	7,233	14,128	839	6,784	10,778

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

			Predecessor
	Nine Months Ended September 30,		For the Years Ended December 31,
	2024	2025	2022	2023	2024
	(Dollars in thousands)
Stock-based compensation expense	8,726	21,881	5,185	10,051	5,411
Accelerated project sale(6)	—	—	—	(7,401)	—
Litigation Settlements(7)	—	—	3,000	—	—
Loss on debt extinguishment	—	5,685	—	—	—

Adjusted EBITDA	$172,837	$211,844	$119,835	$166,410	$229,625
Net loss margin	(0.6)%	(1.2)%	(6.6)%	(2.8)%	(1.3)%
Adjusted EBITDA margin	11.1%	11.7%	9.6%	10.3%	10.9%

(1)	Represents costs incurred in connection with our debt refinancings in each of the periods presented.
(2)	Refer to “Note 5—Goodwill and Intangible Assets” in the Notes to Consolidated Financial Statements, for details on the nature of the impairment.
(3)

For the nine months ended September 30, 2025 and 2024, the figures include $1.0 million and $5.6 million, respectively, of acquisition costs recorded in acquisition-related costs and $1.9 million and $1.5 million, respectively, of acquisition integration costs recorded in selling, general and administrative costs in the Consolidated Condensed Statement of Operations. For the years ended December 31, 2024, 2023 and 2022, the figures include $5.6 million, $3.8 million and $5.6 million, respectively, of acquisition costs recorded in acquisition-related costs, and $1.1 million, $1.6 million and $1.0 million, respectively, of acquisition integration costs recorded in selling, general and administrative costs in the Consolidated Statements of Operations.

(4)	Represents consulting and initial upfront costs associated with implementing and optimizing certain enterprise resource planning systems, including IFS, Onestream and Ceridian Dayforce.
(5)

Represents (i) consulting costs associated with rebranding efforts in connection with our name change to Legence that we do not expect to recur in the future, (ii) upfront consulting and out-of-pocket costs related to developing and launching the cross-selling framework amongst our brands, many of which were more recently acquired and integrated into the Legence brand, (iii) consulting and legal fees associated with education and marketing efforts for our clients with respect to utilizing certain government incentive programs and (iv) consulting, legal, accounting, and other expenses in connection with non-recurring extraordinary company transactions, including fees related to our IPO that did not meet the requirements to be deferred issuance costs.

(6)

Black Bear Energy, Inc., our subsidiary (“Black Bear”), helps businesses and real estate owners procure on-site generation and storage systems for their buildings. Black Bear receives compensation for its services from project developers who pay Black Bear a fee if they are selected to provide the system for the client. The fee is typically earned and paid when the client enters into a binding contract with the project developer and permits to begin construction have been issued. If a contract is not signed or permits are not issued, Black Bear is typically not owed a fee from the project developer. In the fourth quarter of 2023, a project developer who had been selected for a large number of projects by Black Bear’s clients offered to immediately pay Black Bear all of the fees that Black Bear would earn in the future if all of the projects received permits, provided that Black Bear would agree to discount the fee amounts. Black Bear agreed to discount the fee amounts and recorded significantly higher revenues than would be typical in a quarter. Given the unique nature of the transaction, we consider it to be non-recurring in nature. This adjustment is to eliminate the approximately $7.4 million profit we recorded from the transaction.

(7)	Refer to “Note 18—Commitments and Contingencies” in the Notes to Consolidated Financial Statements, for details on the nature of the settlement.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our Class A Common Stock involves risks. The information in this prospectus should be considered carefully, including the matters addressed under “Cautionary Note Regarding Forward-Looking Statements,” and the following risks, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also materially affect our business. The occurrence of any of the following risks or additional risks and uncertainties that are currently immaterial or unknown could materially and adversely affect our business, financial condition, liquidity, results of operations, cash flows or prospects. The trading price of our Class A Common Stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Business

Economic downturns in the markets in which we operate may materially and adversely affect our business because our business is dependent on levels of construction activity.

The demand for our services is dependent upon the existence of construction projects and service requirements within the markets in which we operate. Any period of economic recession affecting a market or industry in which we transact business, such as data centers, is likely to adversely impact our business. Some of the projects we work on may have long lifecycles from conception to completion, and the bulk of our performance generally occurs late in a construction project’s lifecycle.

The industries and markets in which we operate have always been and will continue to be vulnerable to macroeconomic downturns because they are cyclical in nature. When there is a reduction in demand, it often leads to greater price competition as well as decreased revenue and profit. The lasting effects of a recession can also increase economic instability with our vendors, subcontractors, developers and general contractors, which can result in us not being paid in full or at all on some projects, thus decreasing our revenue and profit. Further, to the extent some of our vendors, subcontractors, developers or general contractors seek bankruptcy protection, such bankruptcy will likely force us to incur additional costs in attorneys’ fees, as well as other professional consultants, and will result in decreased revenue and profit. Additionally, a reduction in federal, state or local government spending in our industries and markets could result in decreased revenue and profit for us. As a result, economic downturns in our industry could have a material adverse impact on our business, financial condition and results of operations.

If we do not compete and evolve effectively in our target markets, our operating results could be harmed.

Our industry is highly competitive, with many companies of varying size and business models competing for the same business as we do. Some of our competitors may have greater resources than us and could focus their substantial financial resources to develop a competitive advantage, others may be smaller, have a lower cost structure, employ a non-unionized workforce or be able to adapt to the constantly changing demand of the market more quickly. Our competitors may also offer services at prices below cost, devote significant sales forces to competing with us or attempt to recruit our key personnel by increasing compensation, any of which could improve their competitive positions.

Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete, and reduce our market share and revenues, any of which could have a material adverse impact on our business, financial condition and results of operations. We can provide no assurance that we will continue to effectively compete against our current competitors or additional companies that may enter our markets. If our work processes become obsolete, through technological advancements or otherwise, we may not be able to differentiate our service offerings and some of our competitors may be able to offer more attractive services to our customers. We also encounter competition in the form of potential customers electing to develop solutions or perform services internally rather than engaging an outside provider such as us.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Misconduct and errors by our employees, subcontractors, partners or third-party service providers could harm our business.

Misconduct, fraud or other improper activities caused by our employees’, subcontractors’, partners’ or consultants’ failure to comply with laws or regulations could have a significant negative impact on our business. Such misconduct could include the failure to comply with procurement regulations or procedures, environmental, health and safety regulations, laws or procedures regarding the protection of sensitive information, legislation regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, and anti-corruption, anti-competition and other applicable laws or regulations. Our failure to comply with applicable laws, regulations or procedures, misconduct by any of our employees, subcontractors, partners or consultants, or our failure to make timely and accurate certifications to customers or government agencies regarding misconduct or potential misconduct could subject us to, among other things, fines and penalties, cancellation of contracts, loss of government granted eligibility and suspension or debarment from contracting with affected customers (including government agencies), any of which could adversely affect our business, financial condition and results of operations.

Cost overruns, inflation, delays and other risks could significantly impact our results, particularly with respect to fixed-price contracts.

It is important for us to accurately estimate and control our contract costs, particularly with respect to our fixed-price contracts, so that we can maintain positive operating margins and profitability. Our services are primarily provided on a fixed-price basis.

In recent years, our clients have increased the use of fixed-priced contracts. Under fixed-price contracts, we receive a fixed-price irrespective of the actual costs we incur and, consequently, we are exposed to a number of risks. We realize a profit on fixed-price contracts only if we can control our costs and prevent cost overruns on our contracts. Fixed-price contracts require cost and scheduling estimates that are based on a number of assumptions, including those about future economic conditions, our overhead costs, the utilization and availability of labor, equipment and materials and other exigencies. We could experience cost overruns if these estimates are originally inaccurate as a result of errors or ambiguities in the contract specifications or become inaccurate as a result of a change in circumstances following the submission of the estimate due to, among other things, unanticipated technical or equipment problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather delays, changes in the costs of raw materials or the inability of our vendors or subcontractors to perform their obligations within budget.

If cost overruns occur, we could experience reduced profits or, in some cases, a loss for that project. If a project is significant, or if there are one or more common issues that impact multiple projects, costs overruns could increase the unpredictability of our earnings, as well as have a material adverse impact on our business, financial condition and results of operations. When cost overruns occur due to factors outside of our control, we may be able to recoup our revenues through change order; however, this process is subject to negotiations with the relevant client or customer.

Certain of our contracts require us to satisfy specific design, engineering, procurement or construction milestones in order to receive payment for the work completed or equipment or supplies procured prior to achievement of the applicable milestone. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If a client determines not to proceed with the completion of the project or if the client defaults on its payment obligations, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies.

Accounting for a contract requires judgments relative to assessing the contract’s estimated risks, revenue, costs and other technical issues. Due to the size and nature of many of our contracts, the estimation of overall

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

risk, revenue and cost at completion is complicated and subject to many variables. Changes in underlying assumptions, circumstances or estimates may also adversely affect future period financial performance. If we are unable to accurately estimate the overall revenue or costs on a contract, then we may experience a lower profit or incur a loss on the contract.

A failure to secure new contracts may adversely affect our cash flows and financial results.

Projects we complete, except those in our Maintenance & Service service line, are generally one-time in nature with a duration of less than a year. Our financial performance depends on our ability to repeatedly win new contracts from existing and new clients. Current clients may choose other vendors for future projects. Our inability to repeatedly win new contracts from existing and new clients could have a material adverse impact on our business, financial condition and results of operations.

In addition, much of our revenue is derived from projects that are awarded through a competitive bid process. Contract bidding and negotiations are affected by a number of factors, including our own cost structure and bidding policies. The failure to bid and be awarded projects, cancellations of projects or delays in project start dates could affect our ability to deploy our assets profitably. Further, when we are awarded contracts, we face additional risks that could affect whether, or when, work will begin. We could experience a decrease in profitability if we are unable to replace canceled, completed or expired contracts with new work.

If we fail to complete a project in a timely manner, miss a required performance standard or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability or subject us to liquidated or other damages.

Our engagements may involve large-scale, complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our clients and our ability to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. We may commit to a client that we will complete a project by a scheduled date. We may also commit that a project, when completed, will achieve specified performance standards. If the project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The uncertainty of the timing of a project can present difficulties in planning the amount of personnel needed for the project. If the project is delayed or canceled, we may bear the cost of underutilizing our non-union employees that were dedicated to fulfilling the project. In addition, performance of projects can be affected by a number of factors beyond our control, including, among other things, unavoidable delays from government inaction, power, water or other resource availability, public opposition or negative press, inability to obtain financing, weather conditions, unavailability of materials or required services, unavailability of technical or specialized labor, changes in the project scope of services requested by our clients, workplace and industrial accidents, denial of or delay in securing required permits, environmental hazards and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates, and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability. Further, any defects or errors, or failures to meet our clients’ expectations, could result in claims for damages against us. Failure to meet performance standards or complete performance on a timely basis could also adversely affect our reputation and client base. Any such circumstances could have a material adverse impact on our business, financial condition and results of operations.

The fact that we outsource various elements of the services we sell and use materials and equipment produced by third parties in our projects subjects us to the business risks of our subcontractors and suppliers, which could have a material adverse impact on our operations.

We depend on contractors, subcontractors and equipment and material providers to conduct our business. There is a risk that we may have disputes with our subcontractors arising from, among other things, the quality

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

and timeliness of work performed by the subcontractor, customer concerns about the subcontractor or our failure to extend existing task orders or issue new task orders under a subcontract. Also, to the extent that we cannot acquire equipment and materials at reasonable costs, we experience delays in the receipt of equipment and materials, including as a result of material shortages, trade disputes, increases in levels of or goods subject to tariffs, supply chain disruptions or other factors, or if the amount we are required to pay exceeds our estimates, our ability to complete a project in a timely fashion or at a profit may be impaired. In addition, if any of our subcontractors or suppliers fail to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, our ability to fulfill our obligations as a prime contractor may be jeopardized; we could be held responsible for such failures and/or we may be required to purchase the supplies or services from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the supplies or services are needed, which could have a material adverse impact on our business, financial condition and results of operations.

We also rely on relationships with other contractors when we act as their subcontractor or partner with them on the same project. Our future revenue and growth prospects could be adversely affected if other contractors eliminate or reduce their subcontracts or relationships with us, including due to expansion of their internal HVAC or MEP capabilities, or if a client terminates or reduces these other contractors’ programs, does not award them new contracts or refuses to pay under a contract. In addition, due to “pay when paid” provisions that are common in subcontracts, we could experience delays in receiving payment if the prime contractor experiences payment delays.

Our clients often rely on third party financing to pay for their projects, and this capital might not be available on acceptable terms or at all.

Our clients often obtain third-party financing for their projects. If our clients are unable to raise funds on acceptable terms when needed, the size of contracts we do obtain may be smaller or our clients could be required to delay the development and construction of projects, reduce the scope of those projects or take other actions that may limit the amount of work available to us. Any inability by our clients to raise the funds necessary to finance their projects could have a material adverse impact on our business, financial condition and results of operations.

We may not recognize all revenues from our backlog and awarded contracts or receive all payments anticipated under awarded projects and customer contracts.

As of December 31, 2024 and 2023, we had backlog and awarded contracts of approximately $2.5 billion and $1.7 billion, respectively. As of September 30, 2025 and 2024, we had backlog and awarded contracts of approximately $3.1 billion and $2.4 billion, respectively.

Our customers have the right under some circumstances to terminate contracts or defer the timing of our services and their payments to us. In addition, our government contracts are subject to the risks described below under “—Certain contracts may give customers the right to modify, delay, curtail, renegotiate or terminate existing contracts at their convenience at any time prior to their completion, which may result in a decline in our profits and revenue.” The payment estimates for projects that have been awarded to us but for which we have not yet signed contracts have been prepared by management and are based upon a number of assumptions, including that the size and scope of the awarded contracts will not change prior to the signing of contracts, that our clients or customers will be able to obtain any necessary third-party financing for the awarded contracts and that we and our customers will reach agreement on and execute binding definitive documentation for the awarded contracts. We are not always able to enter into binding definitive documentation for an awarded contract on the terms proposed. As a result, we may not receive all of the revenues that we include in our backlog or that we estimate we will receive under awarded contracts. If we do not receive all of the revenue we currently expect to receive, our future operating results will be adversely affected. In addition, a delay in the receipt of revenues, even if such revenues are eventually received, may cause our operating results for a particular quarter to fall below our expectations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

In order to secure contracts for new projects, we face a variable selling cycle that requires resource commitments and has a lead time before we realize revenues.

The sales cycle for our services takes from one to twelve months. We cannot always predict the timeline for our selling cycle. Our existing and potential clients generally follow budgeting and procurement processes, and sometimes must engage in regulatory approval processes related to our services. Many of our potential clients issue an RFP for their proposed projects. For projects that we win through an RFP, we then must negotiate and execute a contract with the customer. In addition, our clients may need to obtain financing for their project.

This sales process requires the dedication of significant time by our sales and management personnel and our use of significant financial resources, with no certainty of success or recovery of our related expenses. A potential customer may go through the entire sales process and not accept our proposal. All of these factors can contribute to fluctuations in our quarterly financial performance and increase the likelihood that our operating results in a particular quarter will fall below investor expectations. These factors could also adversely affect our business, financial condition and results of operations due to increased spending by us that is not offset by increased revenues.

Certain contracts may give customers the right to modify, delay, curtail, renegotiate or terminate existing contracts at their convenience at any time prior to their completion, which may result in a decline in our profits and revenue.

Certain projects in which we participate as a contractor or subcontractor may extend for one or more years. Certain of these contracts, in particular contracts with government entities, include the right to modify, delay, curtail, renegotiate or terminate contracts and subcontracts at such customer’s convenience any time prior to their completion. Any decision by a customer to modify, delay, curtail, renegotiate or terminate our contracts at their convenience may result in a decline in our profits and revenue. If one of these customers terminates their contract for convenience, we may only be able to bill the customer (or client, as applicable) for work completed and costs incurred prior to the termination or modification, plus any commitments and settlement expenses such customer agrees to pay, but not for any work not yet performed. Such terminations may have a material adverse impact on our business, financial condition and results of operations.

From time to time, we may perform work beyond the initial scope of some of our contracts. If these clients do not approve these change orders, our results of operations could be adversely impacted.

We typically have pending change orders submitted under some of our contracts for payment of work performed beyond the initial contractual requirements for which we have already recorded revenue. In general, we cannot guarantee that such change orders will be approved in whole, in part, or at all. These change orders can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when these change orders will be fully resolved. When these types of events occur and unresolved change orders are pending, we have used working capital in projects to cover cost overruns pending the resolution of the relevant change order. If these change orders are not approved, our revenue may be reduced in future periods, which could have a material adverse impact on our business, financial condition and results of operations.

If we experience delays and/or defaults in client payments, we could be unable to recover all expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the client in amounts sufficient to cover expenditures on projects as they are incurred. Delays in client payments may require us to make a working capital investment. While we historically have low levels of credit loss, if a client defaults in making their payments on a project to which we have devoted resources, it could have a material adverse impact on our business, financial condition and results of operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

If we fail to promote, maintain or enhance our brands in a cost-effective manner, we may lose market share and our revenue may decrease.

A significant portion of our revenue is earned directly or indirectly from clients in various industries. Accordingly, our brands, reputation and relationships with these customers are among our most important assets, and our ability to attract and retain customers and employees depends on brand recognition and reputation. Such dependence makes our business susceptible to reputational damage and to competition from other companies. A variety of events could result in damage to our reputation or brands, some of which are outside of our control, including:

•	acts or omissions that adversely affect our business such as a crime, scandal, cyber-related incident, litigation or other negative publicity;

•	failure to successfully perform, or negative publicity related to, a high-profile project;

•	misconduct, fraud or other improper activities caused by our employees’, subcontractors’, partners’ or consultants’ failure to comply with laws or regulations;

•	engagements in or perceived connections to politically or socially sensitive activities;

•	infringement of our trademarks or other intellectual property by third parties or accusations that our operations infringe the intellectual property rights of third parties;

•	actual or potential involvement in a catastrophic fire, explosion or similar event; or

•	actual or perceived responsibility for a serious accident or injury.

Increased media coverage and interest in many of the industries that we serve, along with the intensification of media coverage generally, including through the considerable expansion in the use of social media, have increased the volume and speed at which negative publicity arising from any such events can be generated and spread, and we may be unable to timely respond to, correct any inaccuracies in, or adequately address negative perceptions arising from such media coverage. If the reputation or perceived quality of our brands declines or customers lose confidence in us, our business, financial condition and results of operations could be adversely affected.

We place significant decision-making powers with our brands’ management, which presents certain risks.

Substantially all of our business is conducted through our brands, which are separate and distinct legal entities. We believe that our practice of placing significant decision-making powers with local management is important to our successful growth and allows us to be responsive to opportunities and to our customers’ needs. However, this practice presents certain risks, including, for example, the risk that because we lack a single enterprise resource planning system, we may be slower or less effective in our attempts to identify or react to problems affecting an important brand or that we may be slower to identify a misalignment between a brand’s and the Company’s overall business strategy. Further, if a brand fails to follow the Company’s compliance policies, we could be made party to a contract, arrangement or situation that requires the assumption of large liabilities or has less advantageous terms than is typically found in the market.

The loss of senior management or other key employees, or failure to implement effective succession planning strategies, may have a material adverse impact on our business.

We cannot assure you that we will be able to retain our existing senior management personnel or other key employees or attract additional qualified personnel. The loss of any member of our management team, particularly our brand leaders, could adversely impact our business and operations. We do not maintain, nor do we plan to obtain, “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees. We may modify our management structure from time to time or reduce our overall workforce, which may create marketing, operational and other business

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

risks. In addition, if we are unable to retain other key personnel, the roles and responsibilities of those employees will need to be filled, which may require that we devote time and resources to identify, hire and integrate new employees, or be assigned to existing employees, which may require them to devote time and attention to additional responsibilities. The loss of members of our management team or other key employees and failure to implement effective succession plans could adversely affect our business, financial condition and results of operations.

Competition for our employees is intense, and we may not be able to attract, integrate or retain the appropriate number of qualified employees needed to support our business.

We are a professional and technical services company, and our business is accordingly labor intensive. Therefore, our ability to attract, retain and expand our senior management and our professional and technical staff is an important factor in determining our future success. The market for engineers, consultants and skilled labor is competitive and, from time to time, it may be difficult to attract and retain qualified individuals with the required expertise within the time frames demanded by our clients. Our failure to attract and retain key individuals could impair our ability to provide services to our clients and conduct our business effectively.

We may also face labor shortages, particularly in our Engineering & Consulting segment, which may lead to higher wages for our existing employees and higher costs to purchase the services of third parties. Increases in labor costs, wage inflation and/or increased overtime as a result of such shortages reduce our profitability and that of our customers. Such increases in labor costs for a prolonged period of time could have a material adverse impact on our business, financial condition and results of operations.

We are subject to work stoppages, union negotiations, labor disputes and other matters associated with our labor force, which may adversely impact our operations and cause us to incur incremental costs.

As of September 30, 2025, approximately 60% of our full-time employees were covered by collective bargaining agreements, which on occasion may require renegotiation. The outcome of future negotiations relating to union representation or collective bargaining agreements may not be favorable to us in that they may increase our operating expenses and lower our net income as a result of higher wages or benefit expenses. In addition, negotiations with unions diverts management’s attention and could disrupt operations, which may adversely affect our results of operations. If we are unable to negotiate acceptable collective bargaining agreements, we may have to address the threat of union-initiated work actions, including work slowdowns and strikes. Depending on the nature of the threat, the impacted brand(s), the location of the affected employees or the type and duration of any work action, these actions could have a material adverse impact on our business, financial condition and results of operations.

We may be required to contribute additional cash to meet our benefit obligations associated with multiemployer pension plans in which we participate.

A multiemployer pension plan is typically established under a collective bargaining agreement with a union to cover the union-represented workers of various unrelated companies. Certain of our collective bargaining agreements with unions require us to contribute to various multiemployer pension plans; however, we do not control or manage these plans, as the plans are sponsored and administered by a board of trustees. For the year ended December 31, 2024, we contributed approximately $67.2 million to multiemployer pension plans. Under the Employee Retirement Income Security Act of 1974, as amended, an employer who contributes to a multiemployer pension plan and the members of such employer’s controlled group, absent an applicable exemption, may be jointly and severally liable for the contributing employer’s proportionate share of the plan’s unfunded vested benefits in the event the employer ceases to have an obligation to contribute to the plan or substantially reduces its contributions to the plan (i.e., in the event of a complete or partial withdrawal from an applicable multiemployer plan or plan termination). If we withdraw from a multiemployer plan or such plan is terminated, absent an applicable exemption (such as that for qualifying employers in some plans in the building

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

and construction industry), we could be required to contribute cash (typically over a number of years) to fund our portion of the multiemployer plan’s unfunded vested benefits, which could have a material adverse impact on our business, financial condition and results of operations; however, because we do not control the multiemployer plans and the plans’ funded status changes year to year, we are unable to estimate any potential contributions that could be required if a withdrawal for which an exception does not apply were to occur.

Our profitability could suffer if we are not able to maintain adequate utilization of our workforce.

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. The rate at which we utilize our workforce is affected by a number of factors, including our ability to transition employees from completed projects to new assignments and to hire and assimilate new employees; our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and operating units; negotiations with the unions to which our employees may belong; and our ability to manage attrition.

If we under-utilize our workforce, our profit margin and profitability could suffer, which could in turn have a material adverse impact on our business, financial condition and results of operations.

Our clients have been and could be impacted by the availability and prices of commodities, services, equipment and materials.

The availability and pricing of commodities, services, equipment and materials can affect our clients in a number of ways. For example, for those clients that produce commodity products, fluctuations in price and availability can have a direct effect on their profitability and cash flow and, therefore, their willingness to continue to invest or make new capital investments. Further, declines in commodity prices can negatively impact our business in regions whose economies are substantially dependent on commodity prices by reducing our clients’ ability to invest in capital projects. In addition, particularly with respect to our data center clients, the unavailability of water or other utility services may delay project completions or cause our clients to defer investments. To the extent commodity, services, equipment and materials prices and availability decline or fluctuate and our clients defer new investments or cancel or delay existing projects, the demand for our services decreases, which could have a material adverse impact on our business, financial condition and results of operations.

The availability and pricing of commodities, equipment and materials can also affect the costs of projects. Rising commodity, equipment and materials prices can negatively impact the potential returns on investments that are planned, as well as those in progress, and result in clients deferring new investments or canceling or delaying existing projects. Cancellations and delays have affected our past results and may continue to do so in significant and unpredictable ways and could have a material adverse impact on our business, financial condition and results of operations.

The loss of one or a few clients could have an adverse impact on us.

Although we provide services to a diverse portfolio of client end markets and have long-standing relationships with many of our significant clients, our clients may unilaterally reduce, fail to renew or terminate their contracts with us at any time. While we did not have any single client that accounted for more than 5% of our revenues from 2021 to 2024, after giving pro forma effect to acquisitions we made over that period, the loss of business from a significant client, or a number of significant clients, could have a material adverse impact on our business, financial condition and results of operations.

The nature of our business exposes us to potential liability for warranty, engineering and other related claims and our insurance policies may not provide adequate coverage.

We typically provide contractual warranties for our services and materials, guaranteeing the work performed against, among other things, defects in workmanship, and we may agree to indemnify our customers for losses

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

related to our services. While our standard warranty period lasts twelve months, the length of these warranty periods varies, and certain projects can have longer warranty periods and include facility performance warranties that are broader than the warranties we generally provide. Warranties generally require us to re-perform the services and/or repair or replace the warranted item and any other facilities impacted thereby, at our sole expense, and we could also be responsible for other damages if we are not able to adequately satisfy our warranty obligations. In addition, we can be required under contractual arrangements with our customers to warrant any defects or failures in materials we provide. While we generally require materials suppliers to provide us warranties that are consistent with those we provide to customers, if any of these suppliers default on their warranty obligations to us, we may incur costs to repair or replace the defective materials.

Furthermore, our business involves professional judgments regarding the planning, design, development, construction, operations and management of MEP and HVAC systems. Because our projects are often technically complex, our failure to make judgments and recommendations in accordance with applicable professional standards, including engineering standards, could result in damages. An accident or other adverse event at a project site or completed project resulting from the services we performed could result in professional or product liability, personal injury (including claims for loss of life) or property damage claims or other claims against us, as well as reputational harm. Although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, we may be deemed to be responsible for these professional judgments, recommendations or opinions if they are later determined to be inaccurate, or if an accident or other adverse event or failure occurs at one of our project sites or completed projects. These liabilities could exceed our insurance limits or impact our ability to obtain third-party insurance in the future, and customers, subcontractors or suppliers who have agreed to indemnify us against any such liabilities or losses might refuse or be unable to pay us. We could also be liable to third parties, including through class actions, even if we are not contractually bound to those third parties. These liabilities could exceed our insurance limits or the fees we generate, may not be covered by insurance at all due to various exclusions in our coverage and could impact our ability to obtain insurance in the future. Further, any such incident may lead to reputational harm. Any unfavorable legal ruling against us could result in substantial monetary damages, disqualification to perform services in the future or even criminal violations. As a result, warranty, engineering and other related claims could have a material adverse impact on our business, financial condition and results of operations.

Additionally, certain of our brands manufacture products sold to customers and other third parties, and we can be exposed to product liability and warranty claims if our products result in, or are alleged to result in, bodily injury and/or property damage or our products actually or allegedly fail to perform as expected. Furthermore, certain of our products are designed to support critical infrastructure and any failure of such products could result in significant product liability and warranty claims, as well as damage to our reputation in the marketplace. Our product development, manufacturing and testing may be inadequate to detect all defects, errors, failures and quality issues, which could impact customer satisfaction or result in claims against us. As a result, we may have, and from time to time have had, to replace certain components and/or provide remediation in response to the discovery of defects in our products, and the occurrence of any defect, error, failure or quality issue could result in cancellation of orders, product returns, damage to our reputation, diversion of our resources, lawsuits or claims by our customers or other third parties and other losses to us or to any of our customers or third parties, which could have a material adverse impact on our business, financial condition and results of operations.

Unavailability or cancellation of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.

Our services involve significant risks of professional and other liabilities, which may substantially exceed the fees that we derive from our services. We maintain insurance coverage from third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. From time to time, we assume liabilities as a result of indemnification provisions contained in our service contracts. We cannot predict the magnitude of these potential liabilities.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

We are liable to pay such liabilities from our assets if and when the aggregate settlement or judgment amount exceeds our insurance policy limits. Further, our insurance may not protect us against liability because our policies typically have various exceptions to the claims covered and also require us to assume some costs of the claim even though a portion of the claim may be covered. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse impact on our liquidity.

If any of our third-party insurers fail, suddenly cancel our coverage or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. In addition, if we expand into new markets, we may not be able to obtain insurance coverage for these new activities or, if insurance is obtained, the dollar amount of any liabilities incurred could exceed our insurance coverage. There can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits. Any uninsured claim, either in whole or in part, as well as any claim covered by insurance but subject to a policy limit, high deductible and/or retention, if successful and of material magnitude, could have a material adverse impact on our business, financial condition and results of operations.

Cybersecurity incidents, including cyberattacks, breaches of digital security, information technology system failures and network disruptions, may result in information theft, data corruption, operational disruption and/or financial loss and cause potential liability or reputational damage or otherwise adversely affect our business.

Many of our business and operational processes are heavily dependent on traditional and emerging technology systems, some of which are managed by us and some of which are managed by third-party service and equipment providers, to conduct day-to-day operations, improve safety and efficiency and lower costs. We also collect and retain information about our customers, stockholders, vendors, employees, contractors, business partners and other parties, all of which expect that we will adequately protect such information. We use computerized systems to help run our financial and operations functions, including processing payment transactions, communicating with our employees and business partners, storing confidential records and conducting operations, which may subject our business to increased risks. This risk may be particularly heightened by our lack of a centralized enterprise resource planning system. If any of our financial, operational or other technology systems fail or have other significant shortcomings, our financial results could be adversely affected. Our financial results could also be adversely affected if an employee or other third party causes our operational systems to fail, either by error or by deliberately tampering with or manipulating our operational systems. Malicious third parties or insiders may also attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information or otherwise compromise the security of our information systems. Additionally, our brands maintain some of their own information systems, data and service providers. While our cybersecurity risk management program and processes, including policies, controls and procedures, are designed to cover our brands, these measures may not be fully implemented, complied with or effective in protecting all information systems and operations.

Cybersecurity incidents are evolving and are increasing in frequency and magnitude across all business types. We have experienced, and may continue to experience, cybersecurity threats. We have implemented security measures, internal controls and testing, systems redundancy and third-party products and services that are designed to detect and protect against cyberattacks. We regularly update and review our testing protocols; however, no security measure is infallible, and further, we may not be able to timely deploy and monitor effective measures and protocols at our brands. Despite these measures and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, have been and continue to be vulnerable to cyber incidents, such as security breaches, computer viruses, other malicious or destructive software, ransomware, denial-of-service attacks, lost or misplaced data, programming errors, scams, hacking, burglary, human errors, misdirected wire transfers, damage by individuals (which may include our and our third party providers’ employees), groups or nation states or state-sponsored threats and other adverse events, including threats to our critical operations technologies. Moreover, we may acquire companies

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

with cybersecurity vulnerabilities and/or unsophisticated security measures, which exposes us to significant cybersecurity, operational and financial risks until they are fully integrated into our information systems. Additionally, the increased use of remote working arrangements by employees, vendors and other third parties has increased the exposure to possible attacks, thereby increasing the risk of a data security compromise. Third-party systems on which we rely could also suffer such cybersecurity incidents or operational system failures. Any of these occurrences could result in material harm to our business, including disruption of our business plans; ransom payments; significant remediation and cybersecurity protection costs; loss of customer, stockholder, vendor or employee data; loss, disclosure or misappropriation of intellectual property, proprietary information or other confidential, sensitive or personal information; litigation and legal risks, including regulatory actions; potential liability; damage to our reputation or customer relationships; or damage to the Company’s competitiveness, stock price and long-term shareholder value, or otherwise have a material adverse impact on our business, financial condition and results of operations. An attack could also cause service disruptions to our internal systems or, in extreme circumstances, infiltration into, damage to or loss of control of our customers’ systems. While we maintain insurance coverage for these types of cybersecurity incidents, such insurance policies may not completely provide coverage for, or completely offset, the costs associated with such incidents, including losses from reputational harm or the costs to improve security against future similar threats. Additionally, because the techniques used to obtain unauthorized access or sabotage information technology systems change frequently and are generally not identifiable until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches.

In addition, new or evolving laws and regulations governing data privacy and the unauthorized disclosure of confidential or protected information and recent legislation in certain U.S. states, including the California Consumer Privacy Act, as amended by the California Privacy Rights Act, state biometric laws and other emerging U.S. state privacy laws, pose increasingly complex compliance challenges and could potentially elevate our compliance costs. Any failure to comply with these laws and regulations, or an exposure or exfiltration of information covered by such laws and regulations, including, without limitation, in connection with a cybersecurity incident, could result in significant penalties and legal liability and could have a material adverse effect on our business, financial condition and results of operations.

We may use AI in our business, and challenges with properly managing its use, as well as uncertainty regarding the legal and regulatory landscape surrounding the use of AI, could result in reputational harm, competitive harm and legal liability, and adversely affect our business.

We utilize AI, data analytics and related tools to collect, aggregate and analyze data. We may incorporate AI and related solutions into our business and services, and these applications may increase over time. However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our business or operations or result in our business or operations being more efficient or profitable. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm or other adverse impacts on our business, operating results and financial conditions. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws, third-party intellectual property, privacy or other rights or contracts to which we are a party.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

In addition, regulation of AI is rapidly evolving as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI.

Legal proceedings, investigations and disputes could result in substantial monetary penalties and damages, especially if such penalties and damages exceed or are excluded from existing insurance coverage.

We engage in services that can result in substantial injury or damages that may expose us to legal proceedings, investigations and disputes. For example, in the ordinary course of our business, we may be involved in legal disputes regarding, among other things, personal injury claims, including those related to workplace accidents, property damage claims, environmental matters, employee or labor disputes, professional liability claims and general commercial disputes involving project cost overruns and liquidated damages as well as other claims. In addition, in the ordinary course of our business, we frequently make professional judgments and recommendations about engineering conditions of project sites for our clients, and we may be deemed to be responsible for these judgments and recommendations if they are later determined to be inaccurate. Any unfavorable legal ruling against us could result in substantial monetary damages or even criminal violations. We maintain insurance coverage as part of our overall legal and risk management strategy to minimize our potential liabilities; however, insurance coverage contains exclusions, caps and other limitations that may not cover our potential liabilities. Generally, our insurance program covers workers’ compensation and employer’s liability, general liability, automobile liability, professional errors and omissions liability, property and contractor’s pollution liability (in addition to other policies for specific projects). Our insurance program includes deductibles or self-insured retentions for each covered claim that may increase over time. In addition, our insurance policies contain exclusions that insurance providers may use to deny or restrict coverage. Employment practices liability and professional and pollution liability insurance policies provide for coverage on a “claims-made” basis, covering only claims actually made and reported during the policy period currently in effect. If we sustain legal liabilities that exceed or that are excluded from our insurance coverage, or for which we are not insured, it could have a material adverse impact on our business, financial condition and results of operations.

If our goodwill or other intangible assets become impaired, then our profits may be significantly reduced.

Because we have historically acquired a significant number of companies, goodwill and other intangible assets represent a majority of our assets. As of September 30, 2025, our goodwill was approximately $782.9 million and intangible assets, net was approximately $562.4 million. We are required to perform a goodwill impairment test for potential impairment at least on an annual basis. We also assess the recoverability of the unamortized balance of our intangible assets when indications of impairment are present based on expected future profitability and undiscounted expected cash flows and their contribution to our overall operations. The goodwill impairment test requires us to determine the fair value of our reporting units, which are the components one level below our reportable segments. In determining fair value, we make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations. We also analyze current economic indicators and market valuations to help determine fair value. In the fiscal year 2024, we recognized a goodwill impairment of $17.8 million relating to the determination that the carrying amount of one of our reporting units exceeded its fair value. In the fiscal year 2023, we recognized a goodwill impairment charge of $5.1 million relating to our determination that the carrying amount of one of our reporting units exceeded its fair value. In the fiscal year 2022, we recognized a goodwill impairment of $23.4 million relating to

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

our determination that the carrying amount of two of our reporting units exceeded fair value. To the extent economic conditions that would impact the future operations of our brands change, our goodwill may be deemed to be impaired, and we would be required to record a noncash charge that could have a material adverse impact on our business, financial condition and results of operations.

Our use of the cost-to-cost input method of accounting could result in a reduction or reversal of previously recorded revenue or profits.

We primarily measure the progress toward complete satisfaction of performance obligation(s), and therefore a material portion of our revenue is recognized, using the cost-to-cost input method of accounting, which results in our recognizing contract revenue and earnings ratably over the contract term in the proportion that our actual costs bear to our estimated contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenue, costs and profitability. We review our estimates of contract revenue, costs and profitability on an ongoing basis. Prior to contract completion, we may adjust our estimates on one or more occasions as a result of change orders to the original contract, collection disputes on amounts invoiced or claims for increased costs incurred by us due to delays and other factors. Contract losses are recognized in the fiscal period when the loss is determined. Contract profit estimates are also adjusted in the fiscal period in which it is determined that an adjustment is required. As a result of the requirements of the cost-to-cost input method of accounting, the possibility exists, for example, that we could have estimated and reported a profit on a contract over several periods and later determined, usually near contract completion, that all or a portion of such previously estimated and reported profits were overstated. If this occurs, the full aggregate amount of the overstatement will be reported for the period in which such determination is made, thereby eliminating all or a portion of any profits from other contracts that would have otherwise been reported in such period or even resulting in a loss being reported for such period. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenue and profits. Any such reductions or reversals could have a material adverse impact on our business, financial condition and results of operations.

Changes in accounting rules and regulations could adversely affect our financial results.

Accounting rules and regulations are subject to review and interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various other governing bodies. A change in GAAP could have a significant effect on our reported financial results. Additionally, the adoption of new or revised accounting principles could require that we make significant changes to our systems, processes and controls. We cannot predict the effect of future changes to accounting principles, which could have a significant effect on our reported financial results and/or our business, financial condition and results of operations.

If we fail to remediate any material weaknesses or to maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

As a public company, we are currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we are required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until our annual report for the year ending December 31, 2026. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

In connection with the audit of our financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm, identified certain control deficiencies in the design and implementation of our internal control over financial reporting that in aggregate constituted a material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. We did not design and implement effective general information technology controls (“GITCs”), for multiple business units’ information systems that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and implement sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial information systems to appropriate Company personnel. As a result, it is possible that the Company’s business process controls that are dependent on the ineffective GITCs, or that rely on data produced from systems, could be adversely affected. Further, we identified inappropriate segregation of duties within multiple systems to address the risk of management override over the preparation and review of manual journals, without sufficient detective controls designed to fully mitigate these risks.

Our management is in the process of developing and implementing a remediation plan. The material weakness will be considered remediated when our management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management will monitor the effectiveness of its remediation plans and will make changes management determines to be appropriate. We have not incurred any material costs to date and do not expect to incur any material costs in connection with the remediation of the material weakness in the future. We cannot assure you that the measures that we have taken, and that will be taken, to remediate this material weakness will remedy the material weakness or will be sufficient to prevent future material weaknesses from occurring. We also cannot assure you that we have identified all of our existing material weaknesses.

If we are unable to remediate our existing material weakness or identify additional material weaknesses and are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Common Stock could be negatively affected, and we could become subject to investigations by the Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Growth and Acquisitions

As a growing company with a relatively limited operating history at our current scale, we face various risks, uncertainties, expenses and difficulties. Our business is dependent on our ability to effectively continue to develop, maintain and scale our platform.

Our expected future growth presents numerous managerial, administrative, operational and other challenges. Our ability to manage the growth of our platform will require us to continue to develop and improve our management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate and retain both our management and professional employees. The inability to effectively manage our growth or the inability of our employees to achieve anticipated performance could have a material adverse impact on our business, financial condition and results of operations.

We may not be able to achieve expected returns from our growth strategy.

We invest our capital in areas that we believe best align with our business strategy and optimize future returns. Investments in capital expenditures may not generate expected returns or cash flows. Significant judgment is required to determine which capital investments will result in optimal returns, and we could invest in

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

strategies that are ultimately less profitable than those that we do not select. Delays in strategy implementation and the ramping of new business lines or services, or failure to optimize our investment choices, could significantly impact our ability to realize expected returns on our capital expenditures.

In addition, our growth strategy involves several risks including the following:

•	unavailability of necessary funding, which may include external sources;

•	inability to attract, retain and motivate key talent;

•	inability to identify or acquire attractive acquisition targets;

•	delays, disruptions and potential restrictions related to environmental, health and safety laws, regulations or permits;

•	potential restrictions on expanding in certain geographies;

•	insufficient customer demand to utilize our increased capacity;

•	inability to complete construction as scheduled and within budget;

•	inability to meet capital expenditure requirements for our growth strategy, including during periods of relatively low free cash flow generation, resulting from challenging industry conditions;

•	increases to our cost structure until new business lines or services are ramped to adequate scale; and

•	potential changes in laws or provisions of government incentives and grants.

From time to time, we have experienced the impacts from the above items and, because these risks are a characteristic of our business, we expect to experience them in the future. The nature and extent of the impact from these risks could result in delays in our growth initiatives and the completion of our projects and increased costs.

Any of the above factors could have a material adverse impact on our business, financial condition and results of operations.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that our culture has been and will continue to be a critical contributor to our success. We expect to continue to hire aggressively as we expand, and we believe our corporate culture has been crucial in our success and our ability to attract highly skilled personnel. If we do not continue to develop our corporate culture or maintain and preserve our core values as we grow and evolve, we may be unable to foster the innovation, curiosity, creativity, focus on execution, teamwork and the facilitation of critical knowledge transfer and knowledge sharing we believe we need to support our growth. Our anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could have a material adverse impact on our business, financial condition and results of operations.

From time to time, we may evaluate and potentially consummate acquisitions or other strategic business combinations, which could require significant management attention, disrupt our business and adversely affect our financial results.

As part of our growth strategy, we acquire companies that expand, complement, and/or diversify our businesses. However, there is no guarantee that we will be successful in identifying targets that meet our requirements for acquisition. We may also face increased competition from other potential acquirers who may have greater financial resources available to them or who may be in a position to offer more favorable terms to the target company. This competition may limit our ability to pursue acquisition opportunities. Additionally,

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

circumstances beyond our control, such as interest rates, inflation and potential disruptions resulting from public health emergencies, may hinder our ability to pursue and complete acquisitions. Further, realization of the anticipated benefits of, and avoiding or mitigating the potential risks associated with, an acquisition, including, but not limited to, the Bowers Acquisition, will depend, among other things, upon our ability to (i) effectively conduct due diligence to identify and mitigate potential problems at companies we propose to acquire, (ii) recognize incompatibilities or other obstacles to the successful integration of the acquired business with our other operations and (iii) gain greater efficiencies and scale that will translate into anticipated synergies or reduced costs in a timely manner. However, there can be no assurance that an acquisition we may make in the future will provide the benefits anticipated when entering into the transaction. Acquisitions we have completed, including the Bowers Acquisition, and potential future acquisitions could expose us to operational challenges and risks, including the diversion of management’s attention from our existing businesses, the failure to retain key personnel or customers of the acquired business and the assumption of unknown liabilities of the acquired business for which there are inadequate reserves. Our ability to sustain our growth and maintain our competitive position may be affected by our ability to identify and acquire desirable businesses and successfully integrate any acquired business.

In addition, while we work to implement or maintain internal controls and financial reporting standards and procedures in the businesses we acquire, including integrating such acquired businesses into our consolidated financial reporting systems and controls, we cannot be certain that such implementation and integration will be quickly and effectively completed. Our internal control processes and procedures with respect to such businesses may need to be adjusted or enhanced to bring such businesses in compliance with the regulations we are subject to as well as our internal policies and standards. Such changes could result in significant additional costs to us and could require the diversion of management’s attention from our existing businesses or other strategic initiatives.

For the reasons set forth above, any unsuccessful acquisitions could have a material adverse impact on our business, financial condition and results of operations.

We may have difficulty integrating the operations and personnel of any acquired company.

If we fail to conduct adequate due diligence on our potential targets, we may not identify problems at target companies, or fail to recognize incompatibilities or other obstacles to successful integration. For example, as we integrate past and future acquisitions and evolve our corporate culture to incorporate new workforces, some employees may not find such integration or cultural changes appealing and seek other employment. The failure to retain such personnel or to maintain our corporate culture as a result of these acquisitions may preclude realization of the full benefits expected by us as a result of such acquisitions and harm our business, financial condition or results of operations.

Further, acquisitions may cause us to (i) issue equity securities that would dilute our stockholders’ ownership percentage, (ii) use a substantial portion of our cash resources, (iii) increase our interest expense, leverage and debt service requirements (if we incur additional debt to fund an acquisition) or (iv) record goodwill and non-amortizable intangible assets that are subject to impairment testing and potential impairment charges. For instance, in connection with the Bowers Acquisition, the Purchaser purchased from NewCo all of the Bowers Interests in exchange for 2,551,672 shares of Class A Common Stock and approximately $325 million in cash, subject to customary post-closing adjustments. In addition, on the terms and subject to the conditions set forth in the Purchase Agreement, on December 31, 2026, NewCo will receive an amount equal to $50 million, payable in either, or any combination of, as determined in the Purchaser’s sole discretion, (i) cash or (ii) shares of Class A Common Stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Developments—Bowers Acquisition.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Delaware law and our organizational documents may impede or discourage a merger, takeover or other business combination with us even if the business combination would have been in the short-term best interests of our stockholders.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our stockholders. In addition, our board of directors will have the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. These features, as well as provisions in our amended and restated certificate of incorporation and amended and restated bylaws, such as those relating to advance notice of certain stockholder proposals and nominations, could impede a merger, takeover or other business combination involving us, or discourage a potential acquirer from making a tender offer for our Common Stock, even if the business combination would have been in the best interests of our current stockholders.

In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer. See “Risks Related to This Offering and Our Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement” for more information.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to bring a claim in a different judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our directors, officers, employees, agents or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (as amended, “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) any action asserting a claim against us or any of our directors, officers, employees, agents or stockholders that is governed by the internal affairs doctrine, (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, or (vii) any action as to which the DGCL confers jurisdiction on the Delaware Court of Chancery; provided that the forum selection provision in our amended and restated certificate of incorporation identifies the federal district courts of the United States as the exclusive forum for any complaint asserting a cause of action arising under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), unless we consent in writing to the selection of an alternative forum. Notwithstanding the above, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce our exclusive forum provision as it relates to complaints asserting a cause of action arising under the Securities Act. This choice of forum may limit a stockholder’s ability to bring a claim in a different judicial forum for disputes with us or our directors, officers, employees or agents. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or such persons. Alternatively, if a court were to find any of the forum selection provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows, and prospects and result in a diversion of the time and resources of our employees, management, and our board of directors.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Increases and uncertainty in our health insurance costs could adversely impact our results of operations and cash flows.

The costs of employee health insurance have been increasing in recent years due to rising health care costs, legislative changes, and general economic conditions. Additionally, we may incur additional costs as a result of the Patient Protection and Affordable Care Act (the “Affordable Care Act”) that was signed into law in March 2010. Future legislation could also have an impact on our business. The status of the Affordable Care Act, any amendment, repeal or replacement thereof, is currently uncertain. For example, in December 2019, the U.S. Court of Appeals for the Fifth Circuit struck down a central provision of the Affordable Care Act, ruling that the requirement that people have health insurance was unconstitutional, sending the case back to a federal district judge in Texas to determine which of the law’s many parts could survive without the mandate. On March 2, 2020, the U.S. Supreme Court granted certiorari to review this case, and on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. The Affordable Care Act is expected to remain in effect in its current form; however, we continue to evaluate the effect that the Affordable Care Act has on our business. A material increase in the costs of employee health insurance could affect our revenue and profitability, which could have a material adverse impact on our business, financial condition and results of operations.

If we expand our operations internationally, we could be subject to new challenges and risks and our financial results could be adversely affected.

International expansion is one of our growth strategies, and we may derive a portion of our revenues and operations from outside of the United States in the future. If we expand internationally, these operations will be subject to a variety of risks that we do not face in the United States, including:

•	building and managing a highly experienced foreign workforce and overseeing and ensuring the performance of foreign subcontractors;

•	conforming our service offerings to various international regulatory requirements, including the European Union General Data Protection Regulation;

•	complying with the U.S. Foreign Corrupt Practices Act (“FCPA”), economic sanctions, export controls and other U.S. regulations associated with cross-border business activities;

•	difficulties in obtaining or complying with various licenses, approvals, certifications and other authorizations necessary to provide our service offerings in any of these jurisdictions;

•	difficulties attracting customers in new jurisdictions;

•	increased travel, infrastructure and legal and compliance costs associated with multiple international locations;

•	additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in the United States;

•	exposure to foreign currency exchange rate risk;

•	longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable;

•	difficulties in repatriating overseas earnings;

•	international and regional economic, political and labor conditions in the countries in which we operate; and

•	political unrest, war, incidents of terrorism, pandemics or responses to such events.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Our overall success in international markets will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social, and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales, and increase our costs, thus adversely affecting our business, financial condition and operating results. Further some of our customers, vendors or suppliers may have international operations and are also subject to these risks, and if they are unable to appropriately manage these risks, our business may be harmed.

Risks Related to Indebtedness

We have a significant amount of existing indebtedness and our ability to make scheduled payments on or to refinance our obligations will depend on many factors, some of which are beyond our control.

Our ability to generate cash in order to make scheduled payments on the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive, legislative, regulatory and other factors beyond our control, including those discussed in this section. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in the agreements governing our Credit Facilities and our other financing and other agreements we may enter into in the future. Specifically, we are required to maintain certain leverage ratios under certain, specified circumstances. Our business may not continue to generate sufficient cash flow from operations in the future and future borrowings may not be available to us under our Credit Facilities or from other sources in an amount sufficient to service our indebtedness to make necessary capital expenditures, complete acquisitions or to fund our other liquidity needs. If we are unable to generate cash from our operations or through borrowings, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to make payments on our indebtedness or refinance our indebtedness will depend on factors, including the state of the capital markets and our financial condition at such time, as well as the terms of our financing agreements. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and have a material adverse impact on our business, financial condition and results of operations.

We may not be able to finance future needs or adapt our business plan to react to changes in economic or business conditions because of restrictions placed on us by our Credit Facilities and any other instruments governing our other indebtedness.

The agreements governing our debt contain a number of restrictive covenants which will limit our ability to finance future operations, acquisitions or capital needs or engage in other business activities that may be in our interest.

The agreements governing our debt contain a number of significant covenants that impose operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect and, in many respects, limit or prohibit, among other things, our ability and the ability of some of our subsidiaries to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends and make other distributions in respect of our equity securities;

•	redeem or repurchase our equity securities;

•	make investments or other restricted payments;

•	sell assets;

Confidential Treatment Requested by Legence Corp.

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•	enter into transactions with affiliates; and

•	effect mergers or consolidations.

In addition, these agreements require us to comply with certain leverage ratios under certain, specified circumstances. Our ability to comply with these ratios may be affected by events beyond our control. These restrictions could limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans and could adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our debt instruments. If an event of default occurs, our creditors could elect to:

•	declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

•	require us to apply all of our available cash to repay the borrowings; or

•	prevent us from making debt service payments on our borrowings.

If we were unable to repay or otherwise refinance our borrowings when due, the applicable creditors could sell the collateral securing some of our debt instruments, which constitutes substantially all of our and our subsidiaries’ assets. Such events could have a material adverse impact on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Without taking into consideration the effect of our interest rate swap agreements, based upon our outstanding principal amount of floating rate debt of $1,590.4 million as of December 31, 2024 and $797.8 million as of September 30, 2025, an increase in the current interest rate levels of 1.00% would result in an increase in our annual interest expense of $15.9 million and $8.0 million, respectively. As of December 31, 2024 and September 30, 2025, we had interest rate swap agreements in effect with notional amounts of $815.0 million and $785.0 million, respectively. We may, from time to time, enter into additional interest rate derivatives that involve a cap on our interest rate or the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate derivatives with respect to all of our variable rate indebtedness, and any derivatives we enter into may not fully mitigate our interest rate risk and could be subject to credit risk themselves. A material increase in our debt service obligations as a result of rising interest rates could have material adverse impact on our business, financial condition and results of operations.

Our incurrence of additional indebtedness may affect our business and may restrict our operating flexibility.

From time to time, we may seek additional debt financing to fund the capital requirements of our business or to refinance all or a portion of our existing indebtedness. There is no guarantee that we can continue to renew our Credit Facilities on terms as favorable as those in our existing Credit Facilities and, if we are unable to do so, our costs of borrowing and our business may be adversely affected. The changing nature of the global credit markets could make it more difficult for us to access funds, refinance our existing indebtedness, enter into agreements for uncommitted debt bond facilities and new indebtedness, replace our existing Credit Facilities or obtain funding through the issuance of our securities. Our inability to access credit on acceptable terms, if at all, could have a material adverse impact on our business, financial condition and results of operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

A downgrade in our debt rating could restrict our ability to access the capital markets.

The terms of our financings are, in part, dependent on the credit ratings assigned to our debt by independent credit rating agencies. We cannot provide assurance that our current credit rating will remain in effect for any given period of time or that it will not be lowered or withdrawn entirely by a rating agency. Factors that may impact our credit rating include, among other things, our debt levels and liquidity, capital structure, financial performance, planned asset purchases or sales, near- and long-term growth opportunities, client base and market position, geographic diversity, regulatory environment, project performance and risk profile. A downgrade in our credit rating could limit our ability to access the debt capital markets or refinance our existing debt or cause us to refinance or issue debt with less favorable terms and conditions. An increase in the level of our indebtedness and related interest costs may increase our vulnerability to adverse general economic and industry conditions and may affect our ability to obtain additional financing, as well as have a material adverse impact on our business, financial condition and results of operations.

We may not be able to maintain sufficient bonding and letter of credit capacity to successfully bid on and win some contracts.

In line with industry practice, we are often required under the terms of our contracts, to provide performance and payment bonds or letters of credit to our customers. These instruments indemnify the customer should we fail to perform our obligations under the contract. If a bond or a letter of credit is required for a particular project and we are unable to obtain an appropriate bond or letter of credit, we cannot pursue that project. Historically, we have had adequate bonding and letter of credit capacity but, as is typically the case, the issuance of a bond is at the surety’s sole discretion and the issuance of a letter of credit is based on our creditworthiness. Because of an overall lack of worldwide bonding capacity, we may find it difficult to find sureties who will provide required levels of bonding, or such bonding may only be available at significant additional cost. There can be no assurance that our bonding capacity will continue to be available to us on reasonable terms. In addition, future projects may require us to obtain letters of credit that extend beyond the term of our existing Credit Facilities. Our inability to obtain adequate bonding and, as a result, to bid on new contracts that require such bonding or letter of credit could have a material adverse impact on our business, financial condition and results of operations.

We may incur liability to our clients under our ESPCs if our projects do not meet the promised performance standards and energy use reductions to which we are committed to under our contracts.

ESPCs are agreements where the scope of work is aligned with contractually established performance standards or guarantees. Should any of these guarantees not be fulfilled, we may face associated risks. Each contract varies regarding the types of guarantees and the duration for which these guarantees must be sustained.

The majority of our ESPCs guarantee a specific reduction in energy consumption and or usage. If the scope of work fails to achieve these reductions, we may be required to compensate the client for the shortfall and/or make additional investments to meet the guaranteed savings. ESPCs can also provide for a certain decrease in operational or maintenance costs. New equipment typically incurs lower maintenance expenses. However, in case of equipment failures, maintenance issues, or comfort concerns, we may face increased costs that could adversely affect profitability. If the energy and operational parameters are not met and, more importantly, not resolved, the client may refuse to pay for the services rendered, resulting in financial losses.

Under our ESPCs, we typically do not take responsibility for a wide variety of factors outside our control and exclude or adjust for such factors in our guarantee as well as our post-project measurements and the resulting calculations. These factors include variations in energy prices and utility rates, weather, facility occupancy schedules, the amount of energy-using equipment in a facility, changes in occupancy type, certain industrial or production process loads, future building renovations or projects and failure of the client to operate or maintain the project properly. If the project does not perform, the reconciliation of these variables and their effect on the

Confidential Treatment Requested by Legence Corp.

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performance can be disputed, presenting certain legal and financial risks. Further, variations in energy prices can alter a client’s baseline energy usage, potentially limiting savings from efficiency measures, reducing project scope, or affecting the client’s perceived savings achieved through energy efficiency measures, each of which may lead to legal disputes or financial challenges and impact our reputation and ability to secure future projects.

We rely in part on warranties from our equipment suppliers and subcontractors to back-stop the warranties we provide to our customers under ESPCs and, where appropriate, pass on the warranties to our customers. However, the warranties we provide to our customers are sometimes broader in scope or longer in duration than the corresponding warranties we receive from our suppliers and subcontractors, and we may bear the risk for any differences, as well as the risk of warranty default by our suppliers and subcontractors.

ESPCs are long-term contractual agreements that may carry a heightened risks of liabilities or expenses in the future, which we may not be able to predict. Such liabilities or expenses could be substantial, and they could materially harm our business, financial condition and results of operations.

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our leverage.

Under the terms of the Credit Agreement, Legence Holdings and its subsidiaries may be able to incur substantial additional indebtedness in the future. Subject to certain conditions, Legence Holdings may incur additional indebtedness in the form of term loans or revolving loans. Solely in the case of incremental term loans or revolving loans incurred to finance a permitted acquisition or permitted investment, Legence Holdings and its subsidiaries may incur unlimited indebtedness so long as, after giving effect to such acquisition or investment, the first lien net leverage ratio, secured net leverage ratio or total net leverage ratio, as applicable, is no greater than the level immediately prior to such incurrence or the interest coverage ratio is not less than the level immediately prior to such incurrence, as applicable. The incurrence of such additional indebtedness is subject to other customary conditions including, but not limited to, the absence of an event of default and certain maturity limitations.

If new indebtedness is added to Legence Holdings and its subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

Risks Related to Regulations

Our business and our clients’ businesses are subject to a variety of federal, state and local laws and regulations, which could adversely affect our business, financial condition and results of operations.

Federal, state and local laws and regulations affecting our clients, including, among other things, environmental, health and safety, and permitting requirements, may have a material effect on our business. These regulations are complex and subject to change both in substance and interpretation, and often regulations across various industries and jurisdictions can differ or conflict, all of which can negatively impact our or our clients’ ability to efficiently operate. Furthermore, certain regulatory requirements applicable to our clients are also required of us when we contract with such clients, and our inability to meet those requirements could also result in decreased demand for our services. Increased and changing regulatory requirements applicable to us and our clients have resulted in, among other things, project delays for our services in the past, and may do so in the future, which can adversely affect our business, financial condition and results of operations. Changes in law, regulations or requirements, or a material failure to comply with any of them, could increase our costs and have other negative impacts on our business by, among other things, increasing costs, harming our reputation and, in some instances, causing us to be in violation of our contractual obligations.

Additionally, we collect and retain information about our customers, stockholders, vendors and employees. Legislation and regulatory requirements, as well as contractual commitments, affect how we must store, use,

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

handle, transmit, transfer and otherwise process the confidential and personal information of our customers, stockholders, vendors and employees. These laws, as well as other new or changing legislative, regulatory or contractual requirements concerning data privacy and protection, could require us to expend significant additional compliance costs, and any failure to comply with such requirements can result in significant liability or harm to our reputation.

If we are found to not have complied with applicable laws, we could lose one or more of our licenses, permits or authorizations or face other sanctions or penalties or be required to obtain additional licenses or permits, which may limit our business operations in particular jurisdictions or otherwise harm our business.

We are subject to federal, state and local laws and regulations that affect our business, including laws relating to data privacy and security, employment and labor relations, environmental, health and safety protection, construction and building maintenance, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation, anti-competition and state and local licensing regulations. Although we have policies and procedures directed at complying with such laws, the violation of such laws could subject us and our employees to civil or criminal penalties, including substantial monetary fines, or other adverse actions, including debarment from participation in U.S. government contracts, and could damage our reputation and our ability to do business.

In addition, we and many of our clients operate in highly regulated environments, which requires us or our clients to obtain, maintain and to comply with, federal, state and local government permits and approvals. These permits or approvals are subject to denial, revocation or modification under various circumstances. Failure to obtain, maintain or comply with, or the loss or modification of, the conditions of permits or approvals subjects us to the risk of penalties, cessation of our operations or other liabilities or risks which could have a material adverse impact on our business, financial condition and result of operations.

Finally, we regularly issue reports and opinions to clients based on our professional engineering expertise, as well as our other professional credentials. Our reports and opinions may need to comply with professional standards, licensing requirements and other laws and rules governing the performance of professional services in the jurisdiction in which the services are performed. While we aim to include disclaimers in the reports and opinions that we prepare for our clients, once we produce such written work product, we do not always have the ability to control the manner in which our clients use such information. If such reports or opinions prove to be incorrect, or our clients misuse such information, our professional licenses in the relevant jurisdiction may be reviewed or revoked, and we may be subject to lawsuits by our clients.

Some of our clients receive federal, state and local government incentives for building new facilities or to make energy efficiency upgrades to their buildings. If these incentives are reduced or limited, the scope for some of our projects may be impacted and there may be less demand for our services.

Some of our clients receive federal, state and local government incentives for building new facilities or to make energy efficiency upgrades to their buildings. For example, federal legislation, including the IRA, the IIJA, the CHIPS Act of 2022, and state and local legislation provided for tax credits, grants, subsidies and rebates to businesses, as well as federal, state and local governmental bodies, for investments in new facilities or for making energy efficiency upgrades to their facilities. Additionally, certain jurisdictions have adopted building performance standards that require commercial and multifamily buildings to meet certain energy efficiency levels.

Any reductions or modifications to, or the elimination of, these governmental incentives, policies, programs or laws that support building new facilities or energy efficiency upgrades, or that require certain energy efficiency levels, could impact the scope of our projects with some clients. Further, if energy prices decline in the future, the return on investment some clients expect to realize from some projects may be reduced, making upgrades offered by our services less financially compelling for those clients, and therefore reducing demand for

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

our services. Finally, the Supreme Court’s recent decision in Loper Bright Enterprises v. Raimondo, which restricted federal agencies’ ability to interpret vague or broad legislation, could introduce uncertainty around applicable agency regulations and, therefore, negatively impact the demand for our services.

Tax matters, including changes in corporate tax laws and disagreements with taxing authorities, could impact our results of operations and financial condition.

We conduct business across the United States and file income tax returns with the Internal Revenue Service (the “IRS”) and in various state jurisdictions. Significant judgment is required in our accounting for income taxes. In the ordinary course of our business, there are transactions and calculations for which the most appropriate tax treatment is unsettled or unresolved. Changes in tax laws and regulations, in addition to changes and conflicts in related interpretations and other tax guidance, could materially impact our provision for income taxes, deferred tax assets and liabilities and liabilities for uncertain tax positions. On July 4, 2025, the One Big Beautiful Bill Act (“the Act”) was enacted into law. The Act includes significant changes to the U.S. tax code, including restoration of immediate recognition of domestic research and development expenditures and reinstatement of 100% bonus depreciation for qualifying property. The Act also removes the deductions under Code Section 179D for energy-efficient commercial buildings, effective for properties where construction begins after June 30, 2026. Additionally, the Act eases the limitation on interest expense deductions by allowing companies to calculate their income for 163(j) purposes before deducting depreciation and amortization. The Company incorporated the estimated effects of the Act within its financial statements for the three and nine months ended September 30, 2025, which did not have a material impact on its annualized effective tax rate. While the Company’s current estimates do not result in a material impact, the ultimate effect will depend on a number of factors, including the issuance of regulatory guidance and further interpretation of the Act. The Company will continue to monitor development and evaluate the impact of the Act on its condensed consolidated financial statements, including the effects on its deferred tax assets and liabilities, and will recognize any required adjustments in the period in which the analysis is complete and the impacts can be quantified with reasonable certainty.

Issues relating to tax audits or examinations and any related interest or penalties and uncertainty in obtaining deductions or credits claimed in various jurisdictions could also impact the accounting for income taxes. Our results of operations are reported based on our determination of the amount of taxes we owe in various tax jurisdictions, and our provision for income taxes and tax liabilities are subject to review or examination by taxing authorities in applicable tax jurisdictions. An adverse outcome of such a review or examination could adversely affect our business, financial condition and results of operations. Further, the results of tax examinations and audits could have a negative impact on our results of operations and financial condition where the results differ from the liabilities recorded in our financial statements. Finally, we will not be reimbursed for any cash payments previously made to the TRA Members under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to the TRA Members are subsequently challenged by a taxing authority and are ultimately disallowed.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse impact on our business, financial condition and results of operations.

As a result of policy changes or shifting proposals by the U.S. government, there may be greater restrictions and economic disincentives on international trade. For example, the U.S. government has recently pursued a new approach to trade policy, including renegotiating or terminating certain existing bilateral or multilateral trade agreements. It has also imposed tariffs on certain foreign goods and raised the possibility of imposing significant, additional tariff increases or expanding the tariffs to capture other types of goods. These tariffs and other changes in U.S. trade policy have in the past and could continue to trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. In response to Russia’s invasion of Ukraine in February 2022, the United States and other countries imposed trade sanctions against Russia, which impacted operations and financial performance of companies

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

worldwide. We, our suppliers and our customers import certain raw materials, components and other products from foreign suppliers, including, but not limited to, the steel and aluminum used by our fabrication facilities. As such, the adoption and expansion of trade restrictions such as those adopted in response to Russia’s invasion of Ukraine, the occurrence of a trade war or other governmental action related to tariffs or trade agreements or policies has in the past and may continue to adversely impact demand for our services, our costs, our customers, our suppliers and the U.S. economy, which in turn could have an adverse impact on our business, financial condition and results of operations.

We are government contractors, and our brands are accordingly subject to a number of rules and regulations, and their contracts with government entities are subject to audit. Violations of the applicable rules and regulations could result in a brand being barred from future government contracts.

Government contractors must comply with many regulations and other requirements that relate to the award, administration and performance of government contracts. A violation of these laws and regulations could result in imposition of fines and penalties, the termination of a government contract or debarment from bidding on government contracts in the future. Further, a violation by one of our brands could impact our or our other brands’ ability to bid on and perform government contracts. Prohibitions against bidding on future government contracts could have a material adverse impact on our business, financial condition and results of operations.

Further, our books and records and those of our brands are subject to audit by the various public sector clients we serve and their representatives. These audits can result in adjustments to the amount of contract costs we believe are reimbursable by the agencies and the amount of our overhead costs allocated to the agencies. If such matters are not resolved in our favor, they could have a material adverse impact on our business. Furthermore, as a government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud actions, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not, the results of which could materially adversely impact our business. For example, from time to time we may be subject to qui tam lawsuits, which typically allege that we have made false statements or certifications in connection with claims for payment, or improperly retained overpayments, from the government. These suits may remain under seal (and hence, be unknown to us) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff.

Risks Related to the Environment, Health and Safety

Environmental, health and safety laws could impose significant additional costs and liabilities.

We are subject to a variety of environmental, health and safety laws and regulations governing, among other things, discharges to air and water, the handling, storage and disposal of hazardous or waste materials, including ozone-depleting refrigerants such as chlorofluorocarbons or hydrochlorofluorocarbons, the remediation of contamination associated with the releases of hazardous substances, and human health and safety. For example, federal environmental, health and safety laws which affect us include, but are not limited to, the Clean Water Act, the Clean Air Act, the Safe Drinking Water Act, the Resource Conservation and Recovery Act, the National Environmental Policy Act, the Occupational Safety and Health Act and the Toxic Substances Control Act, as well as other comparable federal and state laws. Compliance with these laws and regulations and the risk of litigation can cause, among other things, significant delays to a project and add significantly to its cost.

Various U.S. federal, state and local environmental laws and regulations, such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and comparable state laws, may impose liability for property damage and costs of investigation and cleanup of hazardous or toxic substances at properties currently or previously owned, leased or operated by us or third-party sites to which we sent, transported or arranged to send wastes. These laws may impose responsibility and liability without regard to our knowledge of or causation of the presence of contaminants. The liability under these laws may be joint and several. We currently own, lease and operate, and have formerly owned, leased and operated, facilities where

Confidential Treatment Requested by Legence Corp.

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industrial activities have occurred or occurs, and such industrial activities have resulted, and may in the future result, in contamination at some of these properties. We have been in the past involved in remediation activities at some of our current and former facilities and may be required to conduct remediation activities in the future. In addition, our waste management activities may result in liabilities. The discovery of contamination or the imposition of unforeseen or new clean-up obligations at any of our current or former sites or other sites (including third-party sites) could have a material adverse impact on our business, financial condition and results of operations.

Environmental, health and safety laws and regulations and policies are reviewed periodically, and any changes thereto could affect us in substantial and unpredictable ways. Such changes could, for example, relax or repeal laws and regulations relating to energy efficiency or the environment, which could result in a decline in the demand for our services and, in turn, could negatively impact our revenue. See “Risks Factors—Risks Related to Regulations—Some of our clients receive federal, state and local government incentives for building new facilities or to make energy efficiency upgrades to their buildings. If these incentives are reduced or limited, the scope for some of our projects may be impacted and there may be less demand for our services.” Furthermore, changes in environmental, health and safety laws and regulations, remediation obligations, enforcement actions, stricter interpretations of existing requirements, discovery of contamination or claims for damages to persons, property, natural resources or the environment could result in material costs and liabilities that we currently do not anticipate. Failure to comply with any environmental, health or safety laws or regulations, whether actual or alleged, exposes us to, among other things, fines, penalties, damages, liabilities, cessation of our operations or potential litigation risks, including costs, settlements and judgments, any of which could adversely affect our business, financial condition and results of operations.

We are exposed to risks relating to occupational, health and safety matters and operate at project sites that involve a high degree of operational hazards and risks. Failure by us or any of our business partners to maintain safe work sites and equipment could have a material adverse impact on our business, financial condition and results of operations.

Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace, including those promulgated by the Occupational Safety and Health Administration (“OSHA”), which have and may continue to become more stringent over time. While we have invested, and will continue to invest resources in our occupational, health, and safety programs, many of our businesses involve a high degree of operational hazards and risks, and there can be no assurance that we will avoid significant exposure to such hazards and risks. For example, the project sites at which we operate, including construction sites and industrial facilities, often put our employees and others in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes and highly regulated or hazardous materials. These sites and conditions can create numerous safety risks, including but not limited to fall risks, electrocutions, fires, explosions, mechanical failures, transportation accidents and damage to equipment. While our general contractors are generally responsible for overseeing the project sites, on some project sites, we are responsible for occupational safety and accordingly have an obligation to implement effective safety procedures. In addition, we could have liability for any damages arising as a result of our general contractor’s failure to oversee occupational safety. These hazards and risks and any failure to implement effective safety procedures can cause, among other things, personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages, and could lead to fines or penalties, suspension or cessation of operations, claims, costs to remediate occupational hazards, an increase in employee turnover, civil litigation and criminal liability. Any of the foregoing could have a material adverse impact on our business, financial condition and results of operations.

Furthermore, poor safety performance could also jeopardize our relationships with our customers, negatively impact employee morale and harm our reputation. Our customers seek to minimize safety risks on their sites, and they frequently review the safety records of contractors during the bidding process. Accordingly, if our safety record were to substantially deteriorate over time, we might become ineligible to bid on certain work and our customers could cancel our contracts and/or not award us future business. As a result, failure to maintain

Confidential Treatment Requested by Legence Corp.

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adequate safety standards, training and equipment by us or any of our subcontractors could result in reduced profitability or the loss of projects or clients, and have a material adverse impact on our business, financial condition and results of operations.

Increasing scrutiny, regulatory requirements and changing expectations from various stakeholders with respect to sustainability and other environmental, social and governance matters may impose additional costs on us or expose us to reputational or other risks.

Investors, customers and other stakeholders have focused increasingly on sustainability and ESG practices of companies, including, among other things, practices with respect to human capital resources, emissions, climate change and environmental impact. Stakeholder expectations are not uniform and support for and opposition to ESG-related matters have increasingly resulted in a range of activism and legal and regulatory developments. Expectations and requirements of our investors, customers and other third parties evolve rapidly, whether in support of or opposition to ESG-related matters, and are largely out of our control, and our initiatives and disclosures in response to such expectations and requirements may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain services, enhanced compliance or disclosure obligations or other adverse impacts to our business, financial condition and results of operations. While we have programs and initiatives in place related to our sustainability practices, there is no assurance that our stakeholders will agree with our sustainability-related strategies, and investors may decide to reallocate capital or to not commit capital as a result of their assessment of our services and practices. In addition, our customers, business partners and suppliers may be subject to similar expectations and may require that we implement certain additional procedures or standards to continue to do business with us, which may augment or create additional costs or risks, including costs or risks that may not be known to us. Any failure to comply with investor, customer and other stakeholder expectations and standards, which are evolving and can conflict, or if we are perceived (whether validly or not) not to have responded effectively to their growing concerns around sustainability or ESG issues, regardless of whether there is a legal requirement to do so, or to effectively respond to new or additional legal or regulatory requirements regarding climate change, sustainability or ESG matters or potential regulatory/investor engagement or litigation, could also cause or result in reputational harm to our business and could have a material adverse impact on our business, financial condition and results of operations. In addition, organizations that provide ratings information to investors on sustainability or ESG matters may assign unfavorable ratings to us, our clients or our industries. These ratings may lead to negative investor sentiment and the diversion of investment to other companies or industries, which could have a negative impact on our service offerings, stock price and costs of capital.

Additionally, various governmental authorities have adopted or proposed, and are likely to continue to adopt or propose, legislative and regulatory initiatives regarding the management of sustainability- and ESG-related topics, or disclosures on such topics, particularly with respect to climate change. For example, in October 2023, California enacted various pieces of legislation (certain of which are currently subject to ongoing legal challenges) that will ultimately require companies that do business in California and meet certain financial thresholds to publicly disclose their Scopes 1, 2, and 3 greenhouse gas (“GHG”) emissions with third-party assurance of such data and issue public reports on their climate-related financial risk and related mitigation measures and require companies that operate in California and make certain climate-related claims to provide substantiation for such claims, including those regarding net zero, carbon neutrality and significant emissions reductions, and information on the use of voluntary carbon offsets. Separately, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims or the prevention of greenwashing more generally, including, but not limited to the use of “sustainable,” “eco-friendly,” “green” or similar language in the marketing of products and services or the prevention of greenwashing more generally. Additionally, the Federal Trade Commission (“FTC”) has published guidance, the FTC “Green Guides,” to assist advertisers in avoiding the dissemination of false or deceptive environmental claims for their products and provide guidance regarding the use of “renewable energy”, or “carbon offsets” and other environmental benefit claims.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Moreover, while we create and publish voluntary disclosures regarding sustainability matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and estimates and assumptions that may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many sustainability matters. Further, there has been increasing scrutiny on sustainability-related claims, including increased frequency of allegations of “greenwashing” against companies making sustainability-related claims due to, among other things, allegations of incomplete, false or misleading disclosures, including with respect to the sustainable nature of their operations and products, as well as to a variety of perceived deficiencies in performance, including as stakeholder perceptions of sustainability continue to evolve. Our failure, or perceived failure, to manage reputational risks, meet expectations with respect to sustainability-related commitments and initiatives, substantiate and verify the veracity of our sustainability-related claims or effectively respond to new or increased regulations, laws or demands related to sustainability matters, could negatively impact our brand credibility, stakeholder relationships, willingness of our customers and suppliers to do business with us, business, financial condition and results of operations.

Any of the foregoing may also expose us to increased greenwashing claims, litigation or enforcement actions; require us to incur additional costs for the collection of data and/or preparation of disclosures and associated internal controls for the same; or impact the availability and cost of key raw materials used in our services or the demand for our services, which, in turn, may adversely impact our business, results of operations and financial condition.

We may be unable to achieve our current or future climate commitments and other goals, or we may incur substantial costs in meeting such commitments and goals.

We have established a GHG emissions reduction goal and other sustainability commitments. Achievement of such commitments and goals, or similar commitments and goals that may be established in the future, is subject to risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to: (i) our ability to execute our operational strategies and achieve our goals within the currently projected costs and the expected timeframes; (ii) the availability and cost of alternative fuels, electrical vehicles, electrical charging infrastructure, off-site renewable energy and other materials and components; (iii) unforeseen design, operational, and technological difficulties; (iv) the outcome of research efforts and future technology developments; (v) regulations and requirements that restrict or prohibit our ability to impose requirements on third-party contractors; (vi) reductions, modification to or elimination of governmental incentives or policies that support renewable energy, electric vehicles or charging infrastructure; (vii) an acquisition of or merger with another company that has not adopted similar commitments and goals or whose progress towards reaching its commitments or goals is not as advanced as ours; and (viii) exogenous macroeconomic or supply chain shocks, such as those experienced during the COVID-19 pandemic, which could result in fluctuations in our fuel consumption and GHG emissions in a given period. In addition, we could be required to expend amounts in future periods as we continue to work towards achieving our commitments and goals, which may have a material effect on our business, financial condition and results of operations.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by man-made problems such as political disruption, strikes and terrorism.

Force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, as well as outbreaks of infectious disease (e.g., COVID-19), acts of sabotage and terrorist actions, could negatively impact us. We typically negotiate contract language intended to grant us certain relief from force majeure events in private client contracts and review and attempt to mitigate force majeure events in both public and private client contracts. We remain obligated to perform our services after most extraordinary events subject to relief that may be available to us pursuant to a force majeure clause, or in the event that relief from force majeure events is not provided or is denied. If we are not able to react quickly to force majeure events, our operations may be affected

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

significantly, which would have a material adverse impact on our business, financial condition and results of operations and could also negatively affect our reputation in the marketplace.

Climate change and related environmental issues could have an adverse impact on our business, in part because our headquarters and some of our project sites are located in active earthquake zones or in areas susceptible to physical risks of climate change, including wildfires and other severe weather events. An earthquake, wildfire or other man-made or natural disaster or resource shortage, including public safety power shut-offs that have occurred and will continue to occur in California or other states, could disrupt and harm our operations.

Our headquarters and various project sites are located in California, an active earthquake zone. In addition, the effects of climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations. The occurrence of extreme weather conditions or a man-made or natural disaster, including as a result of climate change, such as an earthquake, drought, hurricanes, freezing conditions, extreme heat, flood, hail, fire (such as the extensive wildfires that occur in California), localized extended outages of critical utilities (such as California’s public safety power shut-offs), water scarcity, damage to infrastructures, impacts to transportation systems or any critical resource shortages could cause a significant interruption in our or our customers’ business, damage or destroy our or our customers’ facilities or inventory or cause us to incur significant costs, any of which could harm our business, financial condition and results of operations. The activities of our third-party vendors and other suppliers, manufacturers, business partners and distributors may be similarly disrupted. Any insurance we maintain against such risks may not be adequate to cover losses in any particular case, and such insurance may become increasingly expensive or unavailable.

Risks Related to Our Class A Common Stock and Structure

Our sole material asset consists of our membership interests in Legence Holdings (held directly by us and indirectly through the Pubco Subsidiaries), and we are accordingly dependent upon distributions from Legence Holdings to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

We have no material assets other than our membership interests in Legence Holdings (held directly by us and indirectly through the Pubco Subsidiaries). We have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses (including payments due under the Tax Receivable Agreement) or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Legence Holdings and distributions we receive from Legence Holdings. Legence Holdings will be treated as a partnership for U.S. federal tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Legence Holdings will be allocated to holders of LGN Units, including us and the Pubco Subsidiaries. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Legence Holdings. Legence, the Pubco Subsidiaries and Legence Parent ML LLC, as the members of Legence Holdings, hold the LGN Units and their interests therein and rights as members are governed by the Legence Holdings LLC Agreement and the Exchange Agreement. Under the terms of the Legence Holdings LLC Agreement, Legence Holdings is obligated, subject to various limitations and restrictions, including with respect to our debt agreements, to make tax distributions to holders of LGN Units, including us and the Pubco Subsidiaries. To the extent Legence Holdings has available cash, we intend to cause Legence Holdings (i) to generally make pro rata distributions to its unitholders, including us and the Pubco Subsidiaries, and then cause the Pubco Subsidiaries to subsequently make distributions to us, in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement and (ii) to reimburse us for our corporate and other overhead expenses through non-pro rata payments that are not treated as distributions under the Legence Holdings LLC Agreement. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. We may be limited, however, in our ability to cause Legence Holdings and its subsidiaries to make these and other distributions to us due to the restrictions under our existing Credit Facilities. To the extent that we

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

need funds and Legence Holdings or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, it could have a material adverse impact on our business, financial condition and results of operations.

We do not intend to pay dividends and may never pay dividends.

Our board of directors may elect to declare cash dividends on our Class A Common Stock, subject to our compliance with applicable law. The declaration and amount of any future dividends is subject to the discretion of our board of directors, and we have no obligation to pay any dividends at any time. We do not intend to pay dividends and may never pay dividends. We have not adopted, and do not currently expect to adopt, a written dividend policy. Our future dividend policy will be based on the operating results and capital needs of our business, and any future earnings may be retained to finance our future expansion and for the implementation of our business plan.

The payment of dividends is dependent on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements and restrictions in the agreements governing our indebtedness. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur.

Further, our Credit Facilities contain restrictions on the payment of dividends, subject to certain exceptions. Any financing arrangements or debt arrangements that we enter into in the future may also include restrictive covenants that limit our ability to pay dividends.

As an investor, you should take note of the fact that a lack of a dividend may affect the market value of our Class A Common Stock and could affect the value of any investment.

Our sale or issuance of additional Common Stock or other equity-related securities could dilute each stockholder’s ownership interest or adversely affect the market price of our Class A Common Stock.

We often fund a significant portion of the consideration paid in connection with our acquisitions with the issuance of additional equity securities, including contingent consideration amounts payable if acquired businesses achieve certain performance objectives during specified post-acquisition periods. We also utilize stock-based compensation as a key component of our compensation program. We expect to issue additional equity securities in the future in connection with these and other practices. Our amended and restated certificate of incorporation provides that we may issue up to 1,000,000,000 shares of Class A Common Stock, of which 67,188,768 shares are outstanding as of the date of this prospectus. Any additional issuances of common stock would have the effect of diluting our earnings per share and our existing stockholders’ individual ownership percentages and lead to volatility in the market price of our Class A Common Stock. We cannot predict the effect that future issuances of our Common Stock or other equity-related securities would have on the market price of our Class A Common Stock.

We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

We have entered into a Tax Receivable Agreement with the TRA Members. This agreement generally provides for the payment by us to the TRA Members of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we (a) actually realize with respect to taxable periods ending after our IPO or (b) are deemed to realize in the event the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of our

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

board of directors) with respect to any taxable periods ending on or after such early termination event, in each case, as a result of (i) our allocable share of existing tax basis acquired in connection with our IPO and increases to such allocable share of existing tax basis; (ii) our utilization of certain tax attributes of the Blocker Entities; (iii) increases in tax basis resulting from future redemptions or exchanges (or deemed exchanges in certain circumstances) of Legence Holdings interests for Class A Common Stock or cash and certain distributions (or deemed distributions) by Legence Holdings pursuant to the Exchange Agreement (any resulting tax basis increases, the “Basis Adjustments”); and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” contains more information.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Legence Holdings. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon future events and assumptions, including the timing of the exchanges of LGN Units along with surrendering a corresponding number of our Class B Common Stock, the price of our Class A Common Stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount of the exchanging LGN Unit Holder’s tax basis in its LGN Units at the time of the relevant exchange, the depreciation, depletion and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future, the U.S. federal, state and local income tax rates then applicable and the portion of Legence’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable, depletable or amortizable tax basis. We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial. Any payments made by us to the TRA Members under the Tax Receivable Agreement will not be available for reinvestment in Legence Holdings (or indirectly, its business) and generally will reduce the amount of overall cash flow that might have otherwise been available to us. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired and all required payments are made, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control) by making the termination payment specified in the agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are not anticipated to commence until 2026 at the earliest (with respect to the tax year 2025).

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us or Legence Holdings. In addition, certain rights under the Tax Receivable Agreement (including the right to receive payments) will be transferable in connection with transfers permitted thereunder. “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” contains more information.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement.

If the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Legence board of directors), we could be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required under the Tax Receivable Agreement. The calculation of the hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

benefits, (ii) U.S. federal, state and local tax rates for future periods. (iii) treating any LGN Units (other than those held by us (including through the Pubco Subsidiaries)) outstanding on the termination date as exchanged on the termination date, (iv) the taxable disposition of certain non-amortizable property and (v) the utilization of certain loss carryovers. Such lump-sum payment to the TRA Members could be greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity.

Our ability to generate net taxable income is subject to substantial uncertainty. Accordingly, as a result of the assumptions, the required lump-sum payment may be significantly in advance of, and could materially exceed, the realized future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement and (ii) result in holders of our Class A Common Stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Accordingly, the TRA Members’ interests may conflict with those of the holders of our Class A Common Stock.

If the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Legence board of directors), we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, assuming no material changes in the relevant tax law, we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment to the TRA Members would be approximately $   million (calculated using a discount rate equal to a per annum rate of    basis points, applied against an undiscounted liability of approximately $   million). There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. We may need to cause Legence Holdings to incur debt and make distributions to the holders of LGN Units, including us and the Pubco Subsidiaries, to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine, which are complex and factual in nature, and the IRS or another tax authority may challenge all or part of the tax basis increases upon which payments under the Tax Receivable Agreement are based, as well as other related tax positions that we take, and a court could sustain such challenge. The holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. However, we might not determine that we have effectively made an excess cash payment to a TRA Member for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes that are the subject of the Tax Receivable Agreement.

If Legence Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Legence Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that Legence Holdings does not become a publicly traded partnership taxable as a corporation for U.S. federal tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of LGN Units pursuant to the Exchange Right or other transfers of LGN Units could cause Legence Holdings to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that exchanges or other transfers of LGN Units qualify for one or more such safe harbors.

If Legence Holdings were to become a publicly traded partnership, significant tax inefficiencies might result for us and for Legence Holdings, including as a result of our inability to file a consolidated U.S. federal income tax return with Legence Holdings. In addition, we would no longer have the benefit of certain increases in tax basis covered under the Tax Receivable Agreement, and we would not be able to recover any payments made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Legence Holdings’ assets) were subsequently determined to be unavailable.

In certain circumstances, Legence Holdings will be required to make tax distributions to us and the Pubco Subsidiaries, and the LGN Unit Holders, and the tax distributions that Legence Holdings will be required to make may be substantial.

Legence Holdings will be treated as a partnership for U.S. federal tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to the LGN Unit Holders and us (including through the Pubco Subsidiaries). Pursuant to the Legence Holdings LLC Agreement, Legence Holdings will generally make pro rata cash distributions, or tax distributions, to the LGN Unit Holders and us and the Pubco Subsidiaries, in an amount at least sufficient to allow us to pay our taxes and meet our payment obligations under the Tax Receivable Agreement.

Funds used by Legence Holdings to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that Legence Holdings will be required to make may be substantial and may exceed (as a percentage of Legence Holdings’ income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

Risks Related to This Offering and Our Common Stock

Some of the factors that may cause the market price of our Class A Common Stock to fluctuate include:

The price of our Class A Common Stock may fluctuate significantly, and you could lose all or part of your investment.

The market price of our Class A Common Stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. The following is a non-exhaustive list of factors that could affect the market price of our Class A Common Stock:

•	our operating and financial performance;

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	our failure to meet revenue or earnings estimates by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A Common Stock;

•	sales of our Class A Common Stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A Common Stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations.

Our Sponsor controls a significant percentage of our voting power.

The Aggregators (which are controlled by our Sponsor) beneficially own approximately 61% of our outstanding Common Stock. Immediately following this offering, the Aggregators will beneficially own  % (or  %, if the underwriters exercise in full their option to purchase additional shares) of our outstanding Common Stock. As such, our Sponsor has the power to control our business and affairs. In addition, certain of our directors are currently employed by our Sponsor. Consequently, our Sponsor will be able to influence matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. This concentration of stock ownership may also adversely affect the trading price of our Class A Common Stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Our Sponsor may have interests that conflict with the interests of our other stockholders. Certain of our directors may also have conflicts of interest because they are also employees of our Sponsor, investment advisors to our Sponsor managed funds or directors or officers of our Sponsor. The resolution of these conflicts of interest may not be in our or your best interests.

Our Sponsor may have interests that conflict with the interests of our other stockholders. In addition, certain of our directors may also have conflicts of interest because they are also employees of our Sponsor, investment

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

advisors to our Sponsor managed funds or directors or officers of our Sponsor. These positions may conflict with such individuals’ duties as one of our directors or officers, regarding business dealings and other matters between our Sponsor and us. The resolution of these conflicts may not always be in our or your best interest.

A significant reduction by our Sponsor of its ownership interests in us could adversely affect us.

We believe that our Sponsor’s substantial ownership interest in us provides them with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, our Sponsor will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If our Sponsor sells all or a substantial portion of its ownership interest in us or our customers, it may have less incentive to assist in our success and its affiliates that are expected to serve as members of our board of directors may resign.

Such actions could adversely affect our ability to successfully implement our business strategies which could have a material adverse impact on our business, financial condition and results of operations.

Our Sponsor is not limited in its ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable our Sponsor to benefit from corporate opportunities that may otherwise be available to us.

Our Sponsor may invest in other companies in the future that may compete with us. Conflicts of interest could arise in the future between us, on the one hand, and our Sponsor, on the other hand, concerning, among other things, potential competitive business activities or business opportunities.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in any business opportunity that involves any aspect of the energy equipment or services business or industry and that may be from time to time presented to our Sponsor or any of our directors or officers who is also an employee, partner, member, manager, officer or director of our Sponsor or any affiliate of our Sponsor, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our amended and restated certificate of incorporation further provides that no such person or party shall be liable to us by reason of the fact that such person pursues any such business opportunity or fails to offer any such business opportunity to us. As a result, any of our directors or officers who is also an employee, partner, member, manager, officer or director of our Sponsor or any affiliate of our Sponsor may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, by renouncing our interest and expectancy in any business opportunity that may be from time to time presented to our Sponsor or an affiliate of our Sponsor or any of our directors or officers who is also an employee, partner, member, manager, officer or director of our Sponsor or any affiliate of our Sponsor, our business or prospects could be adversely affected if attractive business opportunities are procured by such parties for their own benefit rather than for ours. See “Description of Capital Stock—Conflicts of Interest” for more information. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our Class A Common Stock.

We are a “controlled company” within the meaning of the rules of the Nasdaq and, as a result, qualify for, but do not currently intend to rely on, exemptions from certain corporate governance requirements. In the event we elect to rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Our Sponsor controls a majority of our voting power. As a result, we are a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, a company of which more than

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

50% of the voting power is held by an individual, group or another company is a “controlled company” and need not comply with certain requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirements that our compensation and nominating and governance committees be composed entirely of independent directors. We do not intend to utilize these exemptions. However, for so long as we qualify as a “controlled company,” we will maintain the option to utilize some or all of these exemptions. If we utilize these exemptions, we may not have a majority of independent directors and our compensation and nominating and governance committees may not consist entirely of independent directors, and such committees will not be subject to annual performance evaluations. Accordingly, in the event we elect to rely on these exemptions in the future, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. See “Management—Status as a Controlled Company.”

Future sales of our Class A Common Stock in the public market could reduce the market price of our Class A Common Stock, and any additional capital raised by us through the sale of equity or convertible or exchangeable securities may dilute your ownership in us.

We may sell additional shares of Class A Common Stock in subsequent public offerings. We may also issue additional shares of Class A Common Stock or convertible or exchangeable securities (including LGN Units). After the completion of this offering, we will have outstanding       shares of Class A Common Stock (or       shares if the underwriters exercise in full their option to purchase additional shares), of which the Aggregators will own       shares (or       shares if the underwriters exercise in full their option to purchase additional shares) or approximately  % (or  % if the underwriters exercise in full their option to purchase additional shares) of the total number of shares of Class A Common Stock outstanding after the completion of this offering, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in “Underwriting (Conflicts of Interest)” but may be sold into the market in the future.

After the completion of this offering, certain of our Existing Owners will own       shares of Class B Common Stock (or       shares if the underwriters exercise in full their option to purchase additional shares) or approximately  % (or  % if the underwriters exercise in full their option to purchase additional shares) of the total number of shares of Common Stock outstanding after the completion of this offering, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in “Underwriting (Conflicts of Interest)” but may be sold into the market in the future. Subject to certain limitations and exceptions, certain of our Existing Owners may exchange their LGN Units (together with shares of Class B Common Stock) for shares of Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A Common Stock. Certain of our Existing Owners (or their designees) are party to a registration rights agreement (as described in “Certain Relationships and Related Party Transactions—Registration Rights Agreement”), which, among other things, requires us, in certain circumstances, to register shares of Class A Common Stock (including shares of Class A Common Stock into which LGN Units are redeemable).

In addition, as of the date of effectiveness of this registration statement, an aggregate of 25,341,365 shares of Class A Common Stock, 40,699,833 shares of Class B Common Stock and 40,699,833 LGN Units, representing approximately 61% of the issued and outstanding Class A Common Stock, assuming the exchange of all outstanding LGN Units (other than those held directly or indirectly by the Company), together with a corresponding number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis, are pledged to secure obligations of the selling stockholders under margin loan agreements with Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto from time to time, including an affiliate of      , one of the underwriters in this offering. Any foreclosure upon those shares could result in sales of a substantial number of shares of our Class A Common Stock in the public market, which could substantially decrease the market price of our Class A Common Stock.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

We have filed a registration statement with the SEC on Form S-8 providing for the registration of shares of our Class A Common Stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144 under the Securities Act (“Rule 144”), shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock or the effect, if any, that future issuances and sales of shares of our Class A Common Stock will have on the market price of our Class A Common Stock. Sales of substantial amounts of our Common Stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A Common Stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A Common Stock.

In connection with this offering, we, all of our directors and executive officers and our Existing Owners, including our Sponsor, entered into lock-up agreements with respect to their Class A Common Stock (including any Class A Common Stock into or for which such parties’ securities are convertible or exchangeable), pursuant to which, subject to certain exceptions, such parties agreed to be subject to certain resale restrictions for a period of    days following the effectiveness date of the registration statement of which this prospectus forms a part.       may, at any time and without notice, release all or any portion of the Class A Common Stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then Class A Common Stock will be available for sale into the public markets, subject to any applicable restrictions imposed by the federal securities laws, which could cause the market price of our Class A Common Stock to decline and impair our ability to raise capital.

Terms of subsequent financings may adversely impact stockholder equity.

If we raise more equity capital from the sale of Class A Common Stock, such equity could be offered at a price more favorable than the then current market price of our Class A Common Stock. If we issue debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and could negatively impact our operating results.

In accordance with Delaware law and the provisions of our amended and restated certificate of incorporation, we may issue one or more classes or series of preferred stock that ranks senior in right of dividends, liquidation or voting to our Common Stock. Preferred stock may have such designations, preferences, limitations and relative rights, including preferences over our Common Stock respecting dividends and distributions, as our board of directors may determine, and the issuance of preferred stock would dilute the ownership of our existing stockholders. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A Common Stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our Common Stock. The terms of any series of preferred stock may also reduce or eliminate the amount of cash available for payment of dividends to our holders of Class A Common Stock or subordinate the claims of our holders of Class A Common Stock to our assets in the event of our liquidation. Our Class A Common Stock will not be subject to redemption or sinking fund provisions.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our Class A Common Stock could decline.

The trading market for our Class A Common Stock is influenced by the research and reports that industry or securities analysts publish about us or our business. We do not control these analysts. If any of the analysts who

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

cover us downgrade our Class A Common Stock or our industry, or publish inaccurate or unfavorable research about our business, the price of our Class A Common Stock may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A Common Stock to decline and our Class A Common Stock to be less liquid.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of SOX and the Nasdaq, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we need to comply with laws, regulations and requirements, certain corporate governance provisions of SOX, related regulations of the SEC and the requirements of the Nasdaq, with which private companies are not required to comply. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the Nasdaq;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

In addition, being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, words such as “may,” “assume,” “forecast,” “could,” “should,” “will,” “plan,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “budget” and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events at the time such statement was made. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. Examples of forward-looking statements include, among others, statements we make regarding:

•	our business strategy, including with respect to our supply chain, expanded or new service offerings and potential expansion into new domestic or international markets;

•	expectations regarding our business or financial outlook;

•	expectations regarding opportunities, technological developments, competitive positioning, future economic and regulatory conditions and other trends in particular markets or industries;

•	the business plans or financial condition of our customers;

•	our ability to achieve or maintain certain financial and operational metrics;

•	our ability to comply with and liabilities related to environmental, health and safety laws, regulations and obligations;

•	our ability to obtain, maintain and comply with permits and governmental approvals;

•	our ability to remain competitive and adapt to developments in the industries in which we operate;

•	our ability to secure contracts and maintain relationships with our existing customers;

•	our ability to comply with increasing scrutiny, regulatory requirements and changing stakeholder expectations with respect to sustainability and ESG matters;

•	potential benefits from, and future financial and operational performance of, acquired businesses (including Bowers) and our investments;

•	expected value of contracts or intended contracts with customers, as well as the expected timing, scope, services, term or results of any awarded or expected projects;

•	the expected future value of our intangible assets;

•	expectations regarding the future availability and price of materials and equipment necessary for the performance of our business;

•

the expected impact of global and domestic economic or political conditions on our business, financial condition, results of operations, cash flows, liquidity, and demand for our services, including inflation, interest rates, tariffs, recessionary economic conditions and commodity prices;

•	the expected impact of changes and potential changes in climate and the physical and transition risks associated with climate change;

•	the expected impact of existing or potential legislation or regulation;

•	the future demand for, availability of and costs related to labor resources in the industries we serve;

•	the expected recognition and realization of our remaining performance obligations or backlog;

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•	credit markets;

•	our pending legal matters; and

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the business in which we operate, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, the risks described under “Risk Factors.”

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares in this offering by the selling stockholders. We will, however, bear the costs, other than underwriting discounts and commissions, associated with the sale of these shares. The selling stockholders are affiliated with or controlled by members of our board of directors.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and our Condensed Consolidated Financial Statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law. Unless otherwise indicated, the historical financial information presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” speaks only with respect to our predecessor, Legence Holdings and does not give pro forma effect to the IPO and the Corporate Reorganization.

Overview

We are a leading provider of engineering, installation and maintenance services for mission-critical systems in buildings. We focus on high-growth sectors that have technically demanding buildings, including technology, life sciences, healthcare and education. We count more than 60% of the companies in the Nasdaq-100 Index as clients.

Our business is growing rapidly as data centers, manufacturers, pharmaceutical companies, hospitals, schools and universities make investments in both new and existing facilities to support growing demand for their products and services, reduce energy costs and increase resiliency. From 2021 to 2024, our revenues grew at a compound annual growth rate of approximately 39% and, after giving pro forma effect to acquisitions we made over that period, 16%. In 2024, we generated more than half of our revenues from “high growth industries,” which we define as clients operating in the data center and technology and life sciences and health care end-markets. As of September 30, 2025, we had $3.1 billion of backlog and awarded contracts, representing an increase of 29% over the same date last year.

We specialize in designing, fabricating and installing complex HVAC, process piping and other mechanical, electrical and plumbing (“MEP”) systems for new facilities and upgrading HVAC, lighting and building controls in existing facilities to make them more energy efficient and sustainable. In 2024, we generated 32.5% of our revenues from new building projects and 67.5% of our revenues from retrofits, upgrades and maintenance for existing buildings. Our team includes approximately 1,200 MEP engineers and energy consultants, and approximately 3,800 technicians and craftspeople, including HVAC and plumbing service technicians, fitters, electricians and sheet metal workers, of which approximately 570 are responsible for providing maintenance services to over 5,900 clients. We completed more than 50,000 jobs each year for clients across the United States during the period from 2021 through 2024.

Our clients include large technology and industrial companies and public sector institutions who contract with us directly to provide services, as well as intermediaries such as architects and general contractors who subcontract MEP services to us as part of a larger project. We served approximately 19,000 clients from 2019 through 2024. In 2024, we generated less than 2% of our revenues from the federal government. Excluding maintenance contracts which can span multiple years, we typically complete most of our jobs within six months. Approximately 70% of our revenues over the period from 2021 to 2024 were from jobs that had contract prices of less than $10 million, after giving pro forma effect to acquisitions made over that period. Our largest client represented approximately 4% of our revenues over the period from 2021 to 2024, after giving pro forma effect to acquisitions made over that period.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Recent Developments

Bowers Acquisition

On January 2, 2026, we and the Purchaser consummated the Bowers Acquisition pursuant to the Purchase Agreement. The Purchase Agreement provided for a series of transactions, on the terms and subject to the conditions set forth therein, whereby (i) the Sellers caused Bowers and certain of its subsidiaries to convert into Maryland limited liability companies and the Sellers contributed 100% of the Bowers Interests to NewCo, a newly formed Delaware limited liability company wholly owned by the Sellers, which joined as a party to the Purchase Agreement, and (ii) the Purchaser purchased from NewCo all of the Bowers Interests in exchange for 2,551,672 shares of Class A Common Stock and approximately $325 million in cash, subject to customary post-closing adjustments.

In addition, on the terms and subject to the conditions set forth in the Purchase Agreement, on the Deferred Consideration Date, NewCo will receive the Deferred Consideration, payable in either, or any combination of, as determined in the Purchaser’s sole discretion, (i) cash or (ii) shares of Class A Common Stock. The amount of any shares of Class A Common Stock issued in connection with the satisfaction of the Deferred Consideration payment obligation (any such shares, the “Deferred Consideration Shares”) will be determined based on the volume weighted average sales price of the Class A Common Stock, as traded on Nasdaq, calculated for the 10 trading day period ending on the last trading day that occurs at least 3 days prior to the Deferred Consideration Date. Any Deferred Consideration Shares issued shall be subject to applicable restrictive legends pursuant to the Securities Act.

The Purchaser funded the Bowers Cash Consideration and all fees and expenses related to the Bowers Acquisition payable by the Purchaser at or prior to the Bowers Acquisition Closing with a combination of the Purchaser’s cash on hand, borrowings under the Revolving Credit Facility and the full proceeds of the term loans provided pursuant to Amendment No. 12 to the Credit Agreement (as further discussed below).

Initial Public Offering

On September 15, 2025, we completed our IPO, in which we issued and sold 29,487,627 shares of our Class A Common Stock (including the partial exercise of the underwriters’ overallotment option) at a public offering price of $28.00 per share. We received net proceeds of approximately $780.2 million from sales of shares of Class A Common Stock in the IPO, after deducting underwriting discounts and commissions. We indirectly contributed all of the net proceeds from the IPO to Legence Holdings in exchange for LGN Units that were issued to Legence Sub. Legence Holdings used approximately $773.0 million of the net proceeds from the IPO to repay amounts outstanding under the Term Loan Credit Facility. A portion of the proceeds was used to pay fees and expenses in connection with the IPO. The remaining net proceeds were used for general corporate purposes.

Credit Facility Amendments

On September 8, 2025, Legence Holdings and certain of its subsidiaries entered into Amendment No. 10 to the Credit Agreement to, amongst other things, revise the Credit Agreement to facilitate the Corporate Reorganization.

On October 30, 2025, Legence Holdings and certain of its subsidiaries entered into Amendment No. 11 to the Credit Agreement, to, amongst other things, refinance and replace Legence Holdings’ then-existing (i) $797.8 million Term Loan Credit Facility with a $797.8 million Term Loan Credit Facility that extended the maturity date by three years to December 16, 2031 and reduced its applicable interest rate by 25 basis points to SOFR plus 2.25% and (ii) $90.0 million Revolving Credit Facility with a $200.0 million Revolving Credit Facility that extended its maturity date by approximately four years to September 22, 2030 and set its applicable interest rate at SOFR plus 2.25%, in alignment with the Term Loan Credit Facility.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

On January 2, 2026, Legence Holdings and certain of its subsidiaries entered into Amendment No. 12 to the Credit Agreement. Amendment No. 12, among other things, incrementally increased commitments under the Term Loan Credit Facility by an aggregate principal amount of $200 million, which commitments, in connection with the Bowers Acquisition Closing, were drawn in full on January 2, 2026. The additional commitments and term loans provided pursuant to Amendment No. 12 have terms identical to the other existing term loans outstanding under the Term Loan Credit Facility.

On January 15, 2026, Legence Holdings amended the Credit Agreement to allow individual letter of credit issuers party to the Credit Agreement to exceed their own individual letter of credit commitment in their sole discretion.

Disaggregation of Revenue

The contribution to our revenue by building type and client end market is as follows (dollars in thousands):

	Three Months Ended September 30,
	2024		2025
	$	%	$	%
Revenue by Building Type
Existing building	$400,952	71.5%	$414,200	58.5%
New building	159,852	28.5%	293,806	41.5%

Revenue	$560,804	100.0%	$708,006	100.0%

Revenue by Client End Market(1)
Data centers & technology(2)	$179,229	32.0%	$294,358	41.6%
Life sciences & healthcare(3)	94,417	16.8%	125,743	17.8%
Education(4)	121,332	21.6%	133,788	18.9%
Mixed-use(5)	40,704	7.3%	26,275	3.7%
State & local government(6)	24,089	4.3%	30,436	4.3%
Other(7)	101,033	18.0%	97,406	13.7%

Revenue	$560,804	100.0%	$708,006	100.0%

	Nine Months Ended September 30,
	2024		2025
	$	%	$	%
Revenue by Building Type
Existing building	$1,034,366	66.7%	$1,141,126	62.9%
New building	516,021	33.3%	671,723	37.1%

Revenue	$1,550,387	100.0%	$1,812,849	100.0%

Revenue by Client End Market(1)
Data centers & technology(2)	$515,602	33.3%	$709,871	39.2%
Life sciences & healthcare(3)	252,775	16.3%	339,061	18.7%
Education(4)	309,845	20.0%	337,361	18.6%
Mixed-use(5)	118,442	7.6%	92,465	5.1%
State & local government(6)	67,423	4.3%	75,090	4.1%
Other(7)	286,300	18.5%	259,001	14.3%

Revenue	$1,550,387	100.0%	$1,812,849	100.0%

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
	2022		2023		2024
	$	%	$	%	$	%
Revenue by Building Type
Existing building	$882,270	70.8%	$1,056,316	65.4%	$1,415,692	67.5%
New building	364,231	29.2%	558,746	34.6%	682,910	32.5%

Revenue	$1,246,501	100.0%	$1,615,062	100.0%	$2,098,602	100.0%

Revenue by Client End Market(1)
Data centers & technology(2)	$361,259	29.0%	$517,518	32.0%	$724,906	34.5%
Life sciences & healthcare(3)	247,578	19.9%	277,411	17.2%	342,490	16.3%
Education(4)	269,482	21.6%	318,482	19.7%	399,956	19.1%
Mixed-use(5)	77,659	6.2%	125,922	7.8%	159,045	7.6%
State & local government(6)	58,264	4.7%	72,263	4.5%	93,500	4.5%
Other(7)	232,259	18.6%	303,466	18.8%	378,705	18.0%

Revenue	$1,246,501	100.0%	$1,615,062	100.0%	$2,098,602	100.0%

(1)

The information provided in the table under “Revenue by Client End Market” represents the revenue generated from clients in each of the end markets indicated in that period; provided, that where the client is a lessor, we use the lessee’s end market.

(2)

Includes facilities housing servers, networking equipment, systems critical for storing and managing data, operational facilities for internet service providers, software companies, IT development hubs, AI development facilities, and high-precision manufacturing plants producing semiconductor chips and electronics.

(3)	Includes facilities supporting life sciences research and development, pharmaceutical manufacturing and healthcare facilities providing inpatient and outpatient health services.
(4)	Includes kindergarten through twelfth grade education facilities, as well as colleges, universities and research facilities.
(5)	Includes buildings or complexes combining commercial and retail.
(6)	Includes facilities owned or operated by state and municipal government agencies to the extent not otherwise included in the education client end market.
(7)

Includes a variety of other industries such as precision manufacturing, aerospace & defense, energy, agriculture, multi-family, hospitality & entertainment, among others, as well as the federal government. Revenues from the federal government were approximately 2% of revenues for all periods presented.

Business Segments

We operate through two segments: Engineering & Consulting and Installation & Maintenance.

Engineering & Consulting

Our Engineering & Consulting segment designs HVAC and other MEP systems for buildings, develops strategies to help reduce energy usage and make buildings more sustainable and provides program and project management services for clients’ installation and retrofit projects. Our Engineering & Consulting segment has two principal service offerings:

•

Engineering & Design. We provide planning, design and engineering services for HVAC, process piping and other MEP systems in both new and existing buildings. We also develop strategies for building owners and operators to help reduce their utility consumption and make their operations more sustainable and resilient. We generated approximately 58% of our 2024 Engineering & Consulting segment revenues from selling Engineering & Design services.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•

Program & Project Management. We provide comprehensive program and project management services, including facility condition and operational assessments, space utilization and capacity analyses, funding source identification and construction management. For certain clients, we provide design-build services through ESPCs for building retrofits. Under ESPC contracts, financing sources provide the funds required to pay us for the upgrades and receive a portion of the client’s energy savings to recoup their investment and generate a return. We generated approximately 42% of our 2024 Engineering & Consulting segment revenues from selling Program & Project Management services.

Installation & Maintenance

Our Installation & Maintenance segment fabricates and installs HVAC systems, process piping and other MEP systems in new and existing industrial, commercial and institutional buildings and provides ongoing preventative and corrective maintenance services for those systems. Our Installation & Maintenance segment has two principal service offerings:

•

Installation & Fabrication. We provide HVAC, electrical, plumbing, process and control system installations, refurbishments and renovations in technically demanding new and existing buildings. We perform both “design-build” and “plan and specification” (“P&S”) projects. Under design-build projects, we provide the design for the project and install it. Under P&S projects, our client is responsible for designing the project and we install it to their specifications. For certain jobs, we also fabricate customized components that are not readily available for purchase from other third- party vendors or provide modular construction services based on a client’s specifications. We generated approximately 79% of our 2024 Installation & Maintenance segment revenues from Installation & Fabrication services.

•

Maintenance & Service. We provide preventative maintenance, emergency repair and break-fix services over the life of a building’s mechanical systems. Our services include regular inspections and maintenance to prevent downtime; responding to calls and sending technicians onsite to repair a system failure or malfunction; and other complementary services such as facility energy analysis, automation and optimization, system certification and testing. We typically provide preventative maintenance services under annual or longer-term agreements that range from one to five years. The majority of these services are provided using a cost-plus contract type. We generated approximately 21% of our 2024 Installation & Maintenance segment revenues from Maintenance & Service work.

Key Factors Affecting Our Performance

We believe that our financial performance, results of operations and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those described below and in the section of this prospectus entitled “Risk Factors.”

Commercial Construction Activity

Demand for our services depends in part on commercial construction activity, which is subject to business and economic cycles. We typically see greater demand for our services when the economy is growing and interest rates are stable or falling because these conditions encourage businesses to invest in their facilities. We typically see less demand for our services when the economy is contracting and interest rates are rising. To mitigate the impact of downturns in the economy on our business, we have focused on sectors with strong secular growth that we believe are less sensitive to macroeconomic conditions, including technology, life sciences and education, and on services that help clients reduce their energy costs because we believe cost reduction is attractive to clients in all economic environments.

Investment in Technology and Related Infrastructure

We derive a significant portion of our revenues from technology companies, and demand for our services depends, in part, on technology companies making continued investments in their facilities. Investment in

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

technology is subject to a number of factors, including the frequency and nature of innovations, whether or not developing or implementing those innovations requires new physical infrastructure and the availability of capital to fund investments in that infrastructure.

Service Mix

The margin we earn can vary significantly based on the type of service we perform, the size of the job as well as other factors. We typically earn higher margins on engineering, consulting and maintenance services than we earn on installation and fabrication services and higher margins on smaller jobs than we earn on larger jobs. Our overall margins can vary between quarters based on service mix in the period.

Labor Costs and Productivity

Our largest expense is the wages and salaries of our employees. Our margins depend on our ability to accurately estimate the amount of labor that each job will require because our customer contracts are typically fixed-price. We have a long track record of accurately estimating our job costs.

Subcontractor and Equipment Expenses

We subcontract certain scopes of work to third parties, particularly in our Program & Project Management service line within our Engineering & Consulting segment. We record the amounts we pay to subcontractors as subcontractor expense in our cost of revenue.

We also purchase certain types of equipment that we install in our clients’ facilities, including chillers, heat pumps, packaged HVAC systems, pumps, valves and switchgear, primarily in our Installation & Fabrication service line within our Installation & Maintenance segment. We record the amounts we pay for equipment in our cost of revenue.

We may pass both subcontractor and equipment costs on directly to our customers as a specific line item or incorporate them into our overall price for the job. Variability in the amount of subcontracting that we do, subcontractor pricing, equipment purchases, including equipment that is fabricated in-house, and associated markups can impact our margins. Generally, these markups may not be as large as the markup on our labor and, therefore, the volume of subcontractor and equipment costs can also impact our margins.

The following table presents our subcontractor and equipment expenses (dollars in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		For the Year Ended December 31,
	2024	2025	2024	2025	2022	2023	2024
Subcontractor Expense	$117,172	$138,272	$260,445	$325,938	$199,876	$234,837	$350,719
Equipment Expense	$107,898	$172,722	$334,115	$407,045	$295,220	$385,770	$457,293

Acquisitions

We have a pipeline of acquisition opportunities and intend to continue to pursue acquisitions as part of our strategy to increase our scale, expand existing or acquire new capabilities, access new clients, or broaden our geographic reach. While we target acquisitions that will enhance our growth and profitability, they may add redundant operating expenses in the short-term. Our ability to successfully execute strategic acquisitions depends upon a number of factors, including sustained execution of a disciplined acquisition strategy and our ability to effectively integrate acquired companies or assets into our business.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Effects of Seasonality

Our revenues are subject to seasonal fluctuations, particularly in regions with colder winter climates and areas prone to extreme weather events, such as wildfires, storms, flooding and hurricanes. We generally see greater levels of activity in the spring and summer months than we do in the winter months due to reduced construction activity during inclement weather and less use of air conditioning during colder months. Activity in our business also fluctuates with the academic calendar, as most schools and colleges prefer to have work performed on their facilities when classes are not in session, which drives increased revenue from education clients during the second and third quarters of the year. Additionally, activity levels in our business can be affected by state and local government spending cycles and fiscal calendars, which can be impacted by a wide variety of factors. Consequently, we may occasionally experience consecutive quarterly declines in revenues or earnings that are not indicative of the future performance of our business.

Supply Chain Disruptions and Other Global Factors

We continue to monitor the impact of global economic conditions on our operations, financial results and liquidity, such as the impact of tariffs, supply chain challenges and geopolitical tensions. Import duties, tariffs and other import restrictions restrict the global supply of, and raise prices for, supplies needed for our business. In addition, the imposition of tariffs on certain foreign goods and the occurrence of a trade war or other governmental action related to tariffs or trade agreements or policies may adversely impact demand for our services, our costs, our customers and the U.S. economy. The impact to our future operations and results of operations as a result of these global trends remains uncertain and we may face challenges including increases in costs for logistics and supply chains, intermittent supplier delays and shortages of certain components needed for our business, such as HVAC equipment, electrical equipment, steel and aluminum. These tariffs, restrictions and strained trade relations may affect our ability to source materials and products, potentially leading to increased costs and operational challenges and decreased demand for our offerings. We are closely monitoring the regulatory environment and actions of the current U.S. administration that could impact our business.

From time to time, as a result of macroeconomic conditions, we have been impacted by inflation, including escalating transportation, commodity and other supply chain costs and disruptions. We continue to monitor macroeconomic conditions to remain flexible and to optimize and enable our business to evolve as appropriate to address the challenges presented from these conditions. If our costs are subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases, which could adversely affect our business, results of operations or financial condition.

Components of Results of Operations

Revenue

Revenue is derived from customer contracts, pursuant to which we provide engineering, consulting, installation and maintenance services for industrial and commercial buildings. Customer contracts typically have terms that span from one day to several years, though the vast majority of contracts are completed in less than one year. The majority of our contracts are fixed-price.

Cost of Revenue

Cost of revenue primarily consists of direct costs including labor, material and equipment, as well as overhead costs including project management, facilities, IT, vehicles and various third-party expenses, such as insurance, rentals and subcontractor costs.

Selling, General and Administrative

Selling, general and administrative expenses primarily consist of personnel costs, including wages, payroll tax, benefits and incentive compensation, as well as the costs of our real estate and IT services, integration costs for acquisitions after the acquisition date and various third-party professional fees.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Acquisition-Related Costs

Acquisition-related costs are costs we incur to effect a business combination, such as legal and professional fees.

Changes in the Fair Value of Contingent Consideration Liabilities

Contingent consideration liabilities are related to business acquisitions as further described in “Note 4—Acquisitions” of the Notes to Consolidated Financial Statements. Changes in the fair value of contingent consideration liabilities are recorded to Changes in the fair value of contingent consideration liabilities on the Company’s Consolidated Statements of Operations. As of September 30, 2025 and December 31, 2024, there were no outstanding contingent consideration liabilities, though future business acquisitions may result in future contingent consideration liabilities.

Depreciation and Amortization

Depreciation and amortization expenses primarily consist of depreciation on property or equipment such as vehicles, computer equipment, leasehold improvements, tools and other equipment. The amortization of our intangible assets includes tradenames, customer relationships, contract backlog, and right of use assets of our finance leases.

Goodwill Impairment

Goodwill impairment includes the expense recorded in a reporting period for impairment when we determine that the carrying value of goodwill exceeds its fair value. We conduct our annual goodwill impairment testing at the beginning of our fourth quarter each year.

Equity in Earnings of Joint Venture

Equity in earnings of joint venture reflects our share of joint venture income or loss, as well as any impairment loss. Distributions received from the joint venture investment are accounted for under the cumulative earnings approach, which compares our cumulative distributions received from the joint venture against our cumulative equity in earnings of joint venture.

Interest Expense, Net of Capitalized Interest

Interest expense includes interest on the indebtedness, amortization of deferred debt issuance costs and debt issuing discounts, as well as gains and losses from interest rate related derivative instruments.

Interest Income

Interest income includes interest earned on our cash balances and short-term marketable securities.

Credit Agreement Amendment Fees

Credit agreement amendment fees represent costs incurred in connection with our debt refinancings or amendments.

Income Tax (Benefit) Expense

We are subject to federal, state and local taxes based on income in the jurisdictions in which we operate. Accordingly, our effective tax rate is subject to significant variation due to several factors, including variability

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

in our pre-tax and taxable income and loss and the mix of jurisdictions to which they relate, changes in how we do business, acquisitions, tax audit developments, changes in our deferred tax assets and liabilities, changes in statutes, regulations, case law and administrative practices, principles and interpretations related to tax and relative changes of expenses or losses for which tax benefits are not recognized.

Legence Parent is treated as a partnership for federal and state income tax purposes and indirectly owns 100% of the shares of multiple corporations. As a result, the members of Legence Parent are taxed individually on their proportionate share of our income or losses. The corporations owned by Legence Parent are subject to entity level taxation and, as a result, provision for federal, state and local income taxes.

Income taxes for these entities are provided for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to the historical results of operations of our predecessor for the periods presented, primarily for the reasons described below.

Corporate Reorganization

Our Consolidated Financial Statements included in this prospectus are based on the financial statements of our predecessor, Legence Holdings LLC. As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the Corporate Reorganization had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.

Acquisitions

We have pursued and plan to continue to pursue acquisitions as part of our growth strategy, including acquisitions that expand our capabilities, give us access to new clients or extend our geographic reach. As a result of our acquisition strategy, our results include incremental revenues and expenses following the completion date of an acquisition, as well as various transaction expenses to support the completion of these acquisitions.

Public Company Expenses

We anticipate incurring incremental general and administrative expenses as a result of operating as a publicly traded company, such as expenses associated with SEC reporting requirements, including annual and quarterly reports, SOX compliance expenses, expenses associated with listing our Class A Common Stock on the Nasdaq, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses. These incremental general and administrative expenses are not reflected in the historical financial statements of our predecessor. Additionally, we have hired additional employees and consultants, including accounting, finance, tax, human resources and legal personnel for the requirements of being a publicly traded company.

Income Taxes

Legence is subject to U.S. federal and state income taxes as a corporation. Our predecessor was treated as a pass-through entity for U.S. federal income tax purposes, and as such, was generally not subject to federal income tax at the entity level. However, several of the predecessor’s subsidiaries are corporations for tax reporting purposes and therefore require a U.S. federal and state income tax provision for that portion of such entities’ results.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

For the Three Months Ended September 30, 2025 Compared to Three Months Ended September 30, 2024

A summary of our consolidated results of operations, selected data as a percentage of revenues for the periods indicated, as well as the dollar and percentage change from the prior year period is presented as follows (dollars in thousands):

	Three Months Ended September 30,
	2024	2025	Year over Year Change
	$	$	$	%
Revenue	$560,804	$708,006	$147,202	26.2%
Cost of revenue	442,258	559,947	117,689	26.6%

Gross profit	118,546	148,059	29,513	24.9%

Selling, general and administrative	67,199	85,887	18,688	27.8%
Depreciation and amortization	25,475	24,183	(1,292)	(5.1)%
Acquisition-related costs	154	795	641	416.2%
Loss on sale of property and equipment	—	21	21	*
Equity in earnings of joint venture	(1,233)	(24)	1,209	(98.1)%

Income from operations	26,951	37,197	10,246	38.0%

Interest expense	23,707	28,183	4,476	18.9%
Interest income	(523)	(1,069)	(546)	104.4%
Loss on debt extinguishment	—	5,685	5,685	*
Credit agreement amendment fees	—	64	64	*
Other income, net	(121)	(123)	(2)	1.7%

Total other expense, net	23,063	32,740	9,677	42.0%

Income before income tax	3,888	4,457	569	14.6%

Income tax expense	4,564	4,078	(486)	(10.6)%

Net income (loss)	(676)	379	1,055	*
Net income attributable to noncontrolling interests	407	955	548	134.6%

Net income (loss) attributable to Legence	$(1,083)	$(576)	$(507)	(46.8)%

*	Not meaningful.

Revenue

Revenue increased $147.2 million, or 26.2%, during the three months ended September 30, 2025 compared to the three months ended September 30, 2024. The increase is attributable to the results of our operating segments, which are discussed below.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table presents our revenue by reportable segment and primary service line as well as the dollar and percentage change from the prior year (dollars in thousands):

	Three Months Ended September 30,
	2024		2025		Year over Year Change
	$	%	$	%	$	%
Revenue:
Engineering & Consulting
Engineering & Design	$99,712	17.8%	$110,939	15.7%	$11,227	11.3%
Program & Project Management	94,085	16.8%	101,233	14.3%	7,148	7.6%

Total Engineering & Consulting segment	193,797	34.6%	212,172	30.0%	18,375	9.5%
Installation & Maintenance
Installation & Fabrication	289,428	51.6%	408,717	57.7%	119,289	41.2%
Maintenance & Service	77,579	13.8%	87,117	12.3%	9,538	12.3%

Total Installation & Maintenance segment	367,007	65.4%	495,834	70.0%	128,827	35.1%

Revenue	$560,804	100.0%	$708,006	100.0%	$147,202	26.2%

Engineering & Consulting: Engineering & Consulting segment revenue increased $18.4 million, or 9.5%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024, driven by higher demand in the Engineering & Design service line revenue, primarily from state & local government and life sciences & healthcare clients, and higher demand in the Program & Project Management service line revenue, primarily from hospitality & entertainment clients within Other, partially offset by lower revenue from state & local government, education, and mixed-use clients.

Installation & Maintenance: Installation & Maintenance segment revenue increased by $128.8 million, or 35.1%, for the three months ended September 30, 2025 compared to the three months ended September 30, 2024, driven by greater demand in the Installation and Fabrication service line, primarily from data centers & technology as well as life sciences & healthcare clients, partially offset by lower revenue from mixed-use clients and hospitality & entertainment clients within Other. Additionally, the revenue increase in our Maintenance & Service business was primarily due to strong demand from data centers & technology as well as life sciences & healthcare clients.

Gross Profit

Gross profit increased $29.5 million, or 24.9%, during the three months ended September 30, 2025 compared to the three months ended September 30, 2024. The increase is attributable to the results of our operating segments, which are discussed below.

The following table presents our gross profit by reportable segment (dollars in thousands):

	Three Months Ended September 30,
	2024		2025		Year over Year Change
	$	% Margin	$	% Margin	$	%	% Margin
Gross profit:
Engineering & Consulting segment	$63,945	33.0%	$67,326	31.7%	$3,381	5.3%	(1.3)%
Installation & Maintenance segment	54,601	14.9%	80,733	16.3%	26,132	47.9%	1.4%

Gross profit	$118,546	21.1%	$148,059	20.9%	$29,513	24.9%	(0.2)%

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Engineering & Consulting: The $3.4 million, or 5.3%, increase in gross profit for the three months ended September 30, 2025 compared to the three months ended September 30, 2024 was driven by organic revenue growth, partially offset by a slightly lower gross margin. The modest decrease in gross margin was driven by a higher percentage of subcontractor expenses and lower margin in our Engineering & Design service line, primarily from life sciences & healthcare and education clients, partially offset by a modest revenue mix shift towards the Engineering & Design service line.

Installation & Maintenance: The $26.1 million, or 47.9%, increase in gross profit for the three months ended September 30, 2025 compared to the three months ended September 30, 2024 was primarily driven by strong revenue growth in both the Installation & Fabrication and Maintenance & Service service lines as well as higher margins in the Installation & Fabrication service line, driven by strong project execution, partially offset by a revenue mix shift towards the lower margin Installation & Fabrication service line.

Selling, General & Administrative

Selling, general and administrative expenses increased $18.7 million during the three months ended September 30, 2025 compared to the three months ended September 30, 2024, primarily driven by $12.0 million in compensation expense largely due to an increase in fair value of profits interest awards as well as higher headcount. The remaining increase in selling, general and administrative expenses of $6.7 million is primarily attributable to professional fees related to the preparation of our IPO as well as increases in IT software and subscription.

Depreciation and Amortization

The decrease in depreciation and amortization is primarily attributable to the runoff of contract backlog intangible assets from recent acquisitions.

Interest Expense

The increase in interest expense is primarily attributable to higher average borrowings during the three months ended September 30, 2025 as compared to the three months ended September 30, 2024.

Loss on debt extinguishment

The loss on debt extinguishment is due to accelerated amortization of debt issuance costs related to the early debt payment of $780.3 million during the three months ended September 30, 2025.

Income Tax Expense

Income tax expense was $4.1 million for the three months ended September 30, 2025, and resulted in an effective tax rate of 91.5%, as compared to an income tax expense of $4.6 million for the three months ended September 30, 2024 and an effective tax rate of 117.4%. For the three months ended September 30, 2025 and 2024, the effective tax rate was higher than the U.S. federal statutory rate of 21%, primarily due to earnings incurred prior to the IPO and Reorganization from pass-through business not subject to income taxes at the Company level.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

For the Nine Months Ended September 30, 2025 Compared to Nine Months Ended September 30, 2024

A summary of our consolidated results of operations, selected data as a percentage of revenues for the periods indicated, as well as the dollar and percentage change from the prior year period is presented as follows (dollars in thousands):

	Nine Months Ended September 30,
	2024	2025	Year over Year Change
	$	$	$	%
Revenue	$1,550,387	$1,812,849	$262,462	16.9%
Cost of revenue	1,232,561	1,424,412	191,851	15.6%

Gross profit	317,826	388,437	70,611	22.2%

Selling, general and administrative	179,848	227,814	47,966	26.7%
Depreciation and amortization	70,738	75,619	4,881	6.9%
Acquisition-related costs	5,593	971	(4,622)	(82.6)%
Gain on sale of property and equipment	—	(199)	(199)	*
Equity in earnings of joint venture	(3,131)	(848)	2,283	(72.9)%

Income from operations	64,778	85,080	20,302	31.3%

Interest expense	65,392	88,228	22,836	34.9%
Interest income	(4,356)	(2,588)	1,768	(40.6)%
Loss on debt extinguishment	—	5,685	5,685	*
Credit agreement amendment fees	4,119	2,990	(1,129)	(27.4)%
Other income, net	(434)	(268)	166	(38.2)%

Total other expense, net	64,721	94,047	29,326	45.3%

(Loss) income before income tax	57	(8,967)	(9,024)	*

Income tax expense	9,500	13,662	4,162	43.8%

Net loss	(9,443)	(22,629)	(13,186)	139.6%
Net income attributable to noncontrolling interests	407	4,430	4,023	988.5%

Net loss attributable to Legence	$(9,850)	$(27,059)	$(17,209)	174.7%

*	Not meaningful.

Revenue

Revenue increased $262.5 million, or 16.9%, during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The increase is attributable to the results of our operating segments, which are discussed below.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table presents our revenue by reportable segment and primary service line as well as the dollar and percentage change from the prior year (dollars in thousands):

	Nine Months Ended September 30,
	2024		2025		Year over Year Change
	$	%	$	%	$	%
Revenue:
Engineering & Consulting
Engineering & Design	$244,394	15.8%	$324,166	17.9%	$79,772	32.6%
Program & Project Management	200,336	12.9%	229,547	12.6%	29,211	14.6%

Total Engineering & Consulting segment	444,730	28.7%	553,713	30.5%	108,983	24.5%
Installation & Maintenance
Installation & Fabrication	873,481	56.3%	1,018,424	56.2%	144,943	16.6%
Maintenance & Service	232,176	15.0%	240,712	13.3%	8,536	3.7%

Total Installation & Maintenance segment	1,105,657	71.3%	1,259,136	69.5%	153,479	13.9%

Revenue	$1,550,387	100.0%	$1,812,849	100.0%	$262,462	16.9%

Engineering & Consulting: Engineering & Consulting segment revenue increased by $109.0 million, or 24.5%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Approximately 75% of the revenue increase in the Engineering & Consulting segment resulted from the impact of acquisitions completed in 2024. The remaining increase was driven by higher demand in the Engineering & Design service line, primarily from life sciences & healthcare and education clients.

Installation & Maintenance: Installation & Maintenance segment revenue increased by $153.5 million, or 13.9%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, driven by $144.9 million of incremental revenue from the Installation & Fabrication service line. The revenue increase in the Installation & Fabrication service line is primarily due to greater demand from data center & technology as well as life sciences & healthcare clients, partially offset by lower demand from mixed-use clients and hospitality & entertainment clients within Other.

Gross Profit

Gross profit increased by $70.6 million, or 22.2%, during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The increase is attributable to the results of our operating segments, which are discussed below.

The following table presents our gross profit by reportable segment (dollars in thousands):

	Nine Months Ended September 30,
	2024		2025		Year over Year Change
	$	% Margin	$	% Margin	$	%	% Margin
Gross profit:
Engineering & Consulting segment	$153,567	34.5%	$191,090	34.5%	$37,523	24.4%	—%
Installation & Maintenance segment	164,259	14.9%	197,347	15.7%	33,088	20.1%	0.8%

Consolidated gross profit	$317,826	20.5%	$388,437	21.4%	$70,611	22.2%	0.9%

Engineering & Consulting: The $37.5 million, or 24.4%, increase in gross profit for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024 was primarily attributable to higher

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

revenue from the impact of acquisitions completed in 2024, a revenue mix shift towards the Engineering & Design service line and greater efficiency in customer fulfillment support costs.

Installation & Maintenance: The $33.1 million, or 20.1%, increase in gross profit for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024 was primarily attributable to higher revenue and margins from our Installation & Fabrication service line, driven by strong project execution, partially offset by higher customer fulfillment support costs and a revenue mix shift towards our lower margin Installation & Fabrication service line.

Selling, General & Administrative

Selling, general and administrative expenses increased by $48.0 million during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Selling, general and administrative expenses for the nine months ended September 30, 2025 includes approximately $12.5 million related to acquisitions completed in 2024. Compensation expense increased $16.5 million compared to the prior period largely due to an increase in fair value of profits interest awards as well as higher headcount. The remaining increase in selling, general and administrative expenses of $19.0 million is primarily attributable to professional fees related to the preparation of our IPO as well as increases in IT software and subscriptions.

Depreciation and Amortization

The increase in depreciation and amortization is attributable to a $2.5 million increase in the depreciation of property and equipment and a $2.4 million increase in the amortization of intangible assets, primarily from the impact of acquisitions completed during 2024.

Interest Expense

The increase in interest expense is primarily attributable to higher average borrowings during the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024.

Loss on debt extinguishment

The loss on debt extinguishment is due to accelerated amortization of debt issuance costs related to the early debt payment of $780.3 million during the nine months ended September 30, 2025.

Income Tax Expense

Income tax expense was $13.7 million for the nine months ended September 30, 2025, and resulted in an effective tax rate of negative 152.4%, as compared to an income tax expense of $9.5 million for the nine months ended September 30, 2024 and an effective tax rate of 16,666.7%. For the nine months ended September 30, 2025, the effective tax rate was lower than the U.S. federal statutory rate of 21%, primarily due to the loss before income tax from pass-through business not subject to income taxes at the Company level. For the nine months ended September 30, 2024, the effective tax rate was higher than the U.S. federal statutory rate of 21% primarily due to the loss before income tax from pass-through business not subject to income taxes at the Company level.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

For the Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

A summary of our consolidated results of operations, selected data as a percentage of revenues for the years indicated, as well as the dollar and percentage change from the prior year is presented as follows (dollars in thousands):

	Year Ended December 31,
	2023	2024	Year over Year Change
	$	$	$	%
Revenue	$1,615,062	$2,098,602	$483,540	29.9%
Cost of revenue	1,299,916	1,667,835	367,919	28.3%

Gross profit	315,146	430,767	115,621	36.7%

Selling, general and administrative	186,058	242,888	56,830	30.5%
Depreciation and amortization	80,241	97,153	16,912	21.1%
Acquisition-related costs	3,794	5,634	1,840	48.5%
Changes in the fair value of contingent consideration liabilities	31,071	—	(31,071)	*
Goodwill impairment	5,051	17,804	12,753	*
Equity in earnings of joint venture	(1,329)	(3,063)	(1,734)	*

Income from operations	10,260	70,351	60,091	*

Interest expense, net of capitalized interest	68,196	91,609	23,413	34.3%
Interest income	(4,249)	(5,464)	(1,215)	*
Credit agreement amendment fees	—	7,801	7,801	*
Other expense (income), net	257	(473)	(730)	*

Total other expense, net	64,204	93,473	29,269	45.6%

Loss before income tax	(53,944)	(23,122)	30,822	(57.1)%

Income tax (benefit) expense	(7,918)	4,521	12,439	*

Net loss	(46,026)	(27,643)	18,383	*
Net income attributable to noncontrolling interests	—	912	912	*

Net loss attributable to Legence	$(46,026)	$(28,555)	$17,471	*

*	Not meaningful.

Revenue

Consolidated revenue increased $483.5 million, or 29.9%, during the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase is attributable to the results of our operating segments, which are discussed below.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table presents our revenue by reportable segment, as well as our primary service lines (dollars in thousands):

	Year Ended December 31,
	2023		2024		Year over Year Change
	$	%	$	%	$	%
Revenues:
Engineering & Consulting
Engineering & Design	$222,198	13.8%	$345,977	16.5%	$123,779	55.7%
Program & Project Management	204,048	12.6%	255,625	12.2%	51,577	25.3%

Total Engineering & Consulting segment	426,246	26.4%	601,602	28.7%	175,356	41.1%
Installation & Maintenance
Installation & Fabrication	942,841	58.4%	1,183,750	56.4%	240,909	25.6%
Maintenance & Service	245,975	15.2%	313,250	14.9%	67,275	27.4%

Total Installation & Maintenance segment	1,188,816	73.6%	1,497,000	71.3%	308,184	25.9%

Revenue	$1,615,062	100.0%	$2,098,602	100.0%	$483,540	29.9%

Engineering & Consulting: Engineering & Consulting segment revenue increased $175.4 million for the year ended December 31, 2024 compared to the year ended December 31, 2023.

The Engineering & Design service line accounted for $123.8 million, or 71%, of the increase in Engineering & Consulting segment revenue. Higher job volumes, primarily from education, data centers & technology and state & local government, accounted for approximately 15% of the increase in Engineering & Design service line revenue. Approximately 85% of the increase in Engineering & Design service line revenue resulted from the full year impact of acquisitions completed in 2023 and the contribution from companies acquired in 2024.

The Program & Project Management service line accounted for $51.6 million, or 29%, of the increase in Engineering & Consulting segment revenue. Higher job volumes, primarily from education clients, drove the increase in Program & Project Management service line revenue. Approximately 30% of the increase in Program & Project Management service line revenue was the result of an acquisition completed in 2024.

Installation & Maintenance: Installation & Maintenance segment revenue increased $308.2 million for the year ended December 31, 2024 compared to the year ended December 31, 2023.

The Installation & Fabrication service line accounted for $240.9 million, or 78%, of the increase in Installation & Maintenance segment revenue. Higher job volumes and average job value sizes from data centers & technology clients accounted for approximately 40% of the increase in Installation & Fabrication service line revenue. Approximately 60% of the increase in the Installation & Fabrication service line revenue resulted from the full year impact of acquisitions completed in 2023.

The Maintenance & Service service line accounted for $67.3 million, or 22%, of the increase in the Installation & Maintenance segment revenue. Approximately 80% of the increase in Maintenance & Service service line revenue resulted from the full year impact of acquisitions completed in 2023.

Gross Profit

Consolidated gross profit increased $115.6 million, or 36.7%, during the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase is attributable to the results of our operating segments, which are discussed below.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table presents our consolidated gross profit by reportable segment (dollars in thousands):

	Year Ended December 31,
	2023		2024		Year over Year Change
	$	% Margin	$	% Margin	$	%	% Margin
Gross profit:
Engineering & Consulting segment	$147,892	34.7%	$205,085	34.1%	$57,193	38.7%	(0.6)%
Installation & Maintenance segment	167,254	14.1%	225,682	15.1%	58,428	34.9%	1.0%

Consolidated gross profit	$315,146	19.5%	$430,767	20.5%	$115,621	36.7%	1.0%

Engineering & Consulting: The increase in gross profit was attributable to higher revenue partially offset by modestly lower gross margin resulting from lower sustainability consulting revenue, which typically generates higher margins. Additionally, 2023 gross profit benefited from $7.4 million in revenue related to one-time amendments to several contracts with a developer in exchange for discounted fees.

Installation & Maintenance: The increase in gross profit was primarily attributable to higher revenue. The increase in gross profit margin was driven by several larger projects with higher margins.

Selling, General & Administrative

The increase in selling, general and administrative expenses is primarily attributable to a $29.7 million increase in compensation costs during the period resulting from more headcount. Additionally, there was an increase in professional fees of $7.4 million as compared to the prior year related primarily to IT costs, acquisition-related costs and other costs related to our strategic initiatives.

Depreciation and Amortization

The increase in depreciation and amortization is attributable to a $10.9 million increase in the amortization of intangible assets and a $7.1 million increase in the depreciation of property and equipment, primarily from the full year impact of acquisitions completed in 2023 and the contribution from companies acquired in 2024.

Changes in the Fair Value of Contingent Consideration Liabilities

The decrease in changes in the fair value of contingent consideration liabilities is primarily attributable to the contingent earnout obligation associated with the Black Bear acquisition, which we completed in 2022. During the year ended December 31, 2023, the fair value of the contingent earnout obligation increased $27.0 million as the maximum earnout was achieved. We paid the earnout amount in 2024 and have no further obligations to Black Bear shareholders under the earnout agreement and as such did not recognize any changes in the fair value of the contingent earnout obligation during the year ended December 31, 2024.

Goodwill Impairment

During the year ended December 31, 2024, it was determined the carrying amount of goodwill for one reporting unit in the Engineering & Consulting segment exceeded its fair value, resulting in goodwill impairment charges of $17.8 million. The impairment was primarily driven by a decline in projected cash flows due to lower revenue projections. During the year ended December 31, 2023, it was determined the carrying amount of goodwill for one reporting unit in the Engineering & Consulting segment exceeded fair value, resulting in goodwill impairment charges of $5.1 million. The impairment was primarily driven by a decline in projected cash flows due to lower revenue projections and investments in support functions.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Interest Expense, Net of Capitalized Interest

The increase in interest expense, net of capitalized interest is primarily attributable to additional borrowings. This includes $565.0 million of borrowings under the Term Loan Credit Facility during 2024, as well as the full year impact of $155.0 million of incremental borrowings under the Term Loan Credit Facility during 2023.

Income Tax (Benefit) Expense

Income tax expense was $4.5 million in the year ended December 31, 2024, and resulted in an effective tax rate of negative 19.6%, as compared to an income tax benefit of $7.9 million in the year ended December 31, 2023 and an effective tax rate of 14.5%. These rates are lower than the federal statutory rate of 21%. The effective tax rate in the year ended December 31, 2024 was primarily due to a significant portion of the pre-tax loss being generated by pass-through entities that are not subject to income taxes at the Company level and unfavorable permanent adjustments including goodwill impairment, and was partially offset by a reduction in the Company’s deferred state tax rate. The effective tax rate in the year ended December 31, 2023 was primarily due to a significant portion of the pre-tax loss being generated by pass-through entities that are not subject to income taxes at the Company level and to taxable income in the tax paying C corporations.

For the Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

A summary of our consolidated results of operations, selected data as a percentage of revenues for the years indicated, as well as the dollar and percentage rates of change from the prior year is presented as follows (dollars in thousands):

	Year Ended December 31,
	2022	2023	Year over Year Change
	$	$	$	%
Revenue	$1,246,501	$1,615,062	$368,561	29.6%
Cost of revenue	1,012,795	1,299,916	287,121	28.3%

Gross profit	233,706	315,146	81,440	34.8%
Selling, general and administrative	142,054	186,058	44,004	31.0%
Depreciation and amortization	82,511	80,241	(2,270)	*
Acquisition-related costs	5,627	3,794	(1,833)	*
Changes in the fair value of contingent consideration liabilities	4,322	31,071	26,749	*
Goodwill impairment	23,440	5,051	(18,389)	*
Equity in earnings of joint venture	—	(1,329)	(1,329)	*

(Loss) income from operations	(24,248)	10,260	34,508	*
Interest expense, net of capitalized interest	50,836	68,196	17,360	34.1%
Interest income	(236)	(4,249)	(4,013)	*
Other (income) expense, net	(187)	257	444	*

Total other expense, net	50,413	64,204	13,791	27.4%

Loss before income tax	(74,661)	(53,944)	20,717	27.7%
Income tax expense (benefit)	7,613	(7,918)	(15,531)	*

Net loss	$(82,274)	$(46,026)	$36,248	*

*	Not meaningful.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Revenue

Consolidated revenue increased $368.6 million, or 29.6%, during the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase is attributable to the results of our operating segments, which are discussed below.

The following table presents our revenue by reportable segment, as well as our primary service lines (dollars in thousands):

	Year Ended December 31,
	2022		2023		Year over Year Change
	$	%	$	%	$	%
Revenues:
Engineering & Consulting
Engineering & Design	$141,110	11.3%	$222,198	13.8%	$81,088	57.5%
Program & Project Management	187,499	15.0%	204,048	12.6%	16,549	8.8%

Total Engineering & Consulting segment	328,609	26.3%	426,246	26.4%	97,637	29.7%
Installation & Maintenance
Installation & Fabrication	738,123	59.3%	942,841	58.4%	204,718	27.7%
Maintenance & Service	179,769	14.4%	245,975	15.2%	66,206	36.8%

Total Installation & Maintenance segment	917,892	73.7%	1,188,816	73.6%	270,924	29.5%

Revenue	$1,246,501	100.0%	$1,615,062	100.0%	$368,561	29.6%

Engineering & Consulting: Engineering & Consulting segment revenue increased $97.6 million for the year ended December 31, 2023 compared to the year ended December 31, 2022.

The Engineering & Design service line accounted for $81.1 million, or 83%, of the increase in Engineering & Consulting segment revenue. Higher job volumes, primarily from mixed-use and life sciences & healthcare clients, accounted for approximately 60% of the increase in Engineering & Design service line revenue. Approximately 40% of the increase in Engineering & Design service line revenue resulted from the full year impact of acquisitions completed in 2022, including Black Bear, and the contribution from companies acquired in 2023. The results of Black Bear benefited from $7.4 million in revenue related to one-time amendments to several contracts with a developer in exchange for discounted fees in the fourth quarter of 2023.

The Program & Project Management service line accounted for $16.5 million, or 17%, of the increase in Engineering & Consulting segment revenue. Higher job volumes, primarily from state & local government clients, drove the increase in Program & Project Management service line revenue.

Installation & Maintenance: Installation & Maintenance segment revenue increased $270.9 million for the year ended December 31, 2023 compared to the year ended December 31, 2022.

The Installation & Fabrication service line accounted for $204.7 million, or 76%, of the increase in Installation & Maintenance segment revenue. Higher job volumes, primarily from data centers & technology clients, accounted for approximately 60% of the increase in Installation & Fabrication service line revenue. The contribution from acquisitions completed in 2023 accounted for approximately 40% of the increase in Installation & Fabrication service line revenue.

The Maintenance & Service service line accounted for $66.2 million, or 24%, of the increase in the Installation & Maintenance segment revenue. Approximately 80% of the increase in Maintenance & Service service line revenue was the result of higher job volumes and 20% was the result of an acquisition completed in 2023.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Gross Profit

Consolidated gross profit increased $81.4 million, or 34.8%, during the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase is attributable to the results of our operating segments, which are discussed below.

The following table presents our gross profit, as well as gross profit margin expressed as a percentage of revenue, by reportable segment (dollars in thousands):

	Year Ended December 31,
	2022		2023		Year over Year Change
	$	% Margin	$	% Margin	$	%	% Margin
Gross profit:
Engineering & Consulting segment	$102,168	31.1%	$147,892	34.7%	$45,724	44.8%	3.6%
Installation & Maintenance segment	131,538	14.3%	167,254	14.1%	35,716	27.2%	(0.2)%

Consolidated gross profit	$233,706	18.7%	$315,146	19.5%	$81,440	34.8%	0.8%

Engineering & Consulting: The increase in gross profit was primarily attributable to higher revenue as well as the full year impact of acquisitions completed in late 2022, which contributed approximately $28.4 million to our Engineering & Consulting segment gross profit in 2023. The increase in gross profit margin was primarily attributable to a higher mix of Engineering & Design revenue, which earns a higher margin than our Program & Project Management service line.

Installation & Maintenance: The increase in gross profit was primarily attributable to higher revenue. Gross profit margin was relatively flat year over year.

Selling, General & Administrative

The increase in selling, general and administrative is primarily attributable to a $21.4 million increase in compensation costs during the period resulting from more headcount. Additionally, there was an increase in professional fees of $10.4 million as compared to the prior year related primarily to IT costs and acquisition- related fees.

Changes in the Fair Value of Contingent Consideration Liabilities

The increase in changes in the fair value of contingent consideration liabilities is primarily attributable to the contingent earnout obligation associated with the Black Bear acquisition, which we closed in 2022. The Black Bear acquisition included a maximum potential earnout of $50.0 million based upon the business’s results for the year ended December 31, 2023. As of December 31, 2022, the estimated fair value of the contingent earnout obligation was $23.0 million. Based upon actual fiscal year 2023 results, the maximum earnout was achieved, resulting in a $27.0 million increase to the contingent earnout obligation. We paid the earnout amount in 2024 and have no further obligations to Black Bear shareholders under the earnout agreement.

Goodwill Impairment

During the year ended December 31, 2023, it was determined the carrying amount of goodwill for one reporting unit in the Engineering & Consulting segment exceeded its fair value, resulting in goodwill impairment charges of $5.1 million. The impairment was primarily driven by a decline in projected cash flows due to lower revenue projections and investments in support functions. During the year ended December 31, 2022, it was determined the carrying amount of goodwill for two reporting units in the Installation & Maintenance segment

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

exceeded fair value, resulting in goodwill impairment charges of $23.4 million. The impairment was primarily driven by a decline in projected cash flows due to lower revenue projections, investments in support functions and increased cost of capital due to rising interest rates.

Interest Expense, Net of Capitalized Interest

The increase in interest expense, net of capitalized interest is primarily attributable to additional borrowings. This includes $155.0 million of borrowings under the Term Loan Credit Facility during 2023, as well as the full year impact of $146.7 million of borrowings under the Term Loan Credit Facility during 2022.

Income Tax Expense (Benefit)

Income tax benefit was $7.9 million in the year ended December 31, 2023, and the effective tax rate was 14.5%, as compared to income tax expense of $7.6 million in the year ended December 31, 2022 and an effective tax rate of negative 10.3%. These rates are lower than the federal statutory rate of 21%. The effective tax rate in the year ended December 31, 2023 was primarily due to a significant portion of the pre-tax loss being generated by pass-through entities that are not subject to income taxes at the Company level, partially offset by favorable return-to-provision adjustments in the tax paying C corporations. The effective tax rate in the year ended December 31, 2022 was primarily due to a significant portion of the pre-tax loss being generated by pass-through entities that are not subject to income taxes at the Company level and to taxable income in the tax paying C corporations.

Selected Quarterly Financial Data (unaudited)

The following table sets forth a summary of selected quarterly financial data. The information for each quarter has been prepared on a basis consistent with our audited Consolidated Financial Statements included in this prospectus and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair depiction of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected for the full year or any other period in the future. The following quarterly financial information should be read in conjunction with our audited Consolidated Financial Statements and our Condensed Consolidated Financial Statements and related notes included elsewhere in this prospectus.

	For the Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
	(Dollars in thousands)
Revenue	$468,796	$520,787	$560,804	$548,215	$505,953	$598,890	$708,006
Cost of revenue	382,310	407,993	442,258	435,274	394,249	470,216	559,947

Gross profit	86,486	112,794	118,546	112,941	111,704	128,674	148,059
Selling, general and administrative	54,571	58,078	67,199	63,040	69,459	72,468	85,887
Depreciation and amortization	21,835	23,428	25,475	26,415	26,092	25,344	24,183
Acquisition-related costs	4,060	1,379	154	41	157	19	795
Goodwill impairment	—	—	—	17,804	—	—	—
(Gain) loss on sale of property and equipment	—	—	—	—	(98)	(122)	21
Equity in earnings of joint venture	(1,041)	(857)	(1,233)	68	(460)	(364)	(24)

Income from operations	7,061	30,766	26,951	5,573	16,554	31,329	37,197
Interest expense	20,867	20,818	23,707	26,217	29,641	30,404	28,183
Interest income	(2,135)	(1,698)	(523)	(1,108)	(755)	(764)	(1,069)
Loss on debt extinguishment	—	—	—	—	—	—	5,685

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

	For the Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
	(Dollars in thousands)
Credit agreement amendment fees	2,297	1,822	—	3,682	2,877	49	64
Other income, net	(291)	(22)	(121)	(39)	(108)	(37)	(123)

Total other expense, net	20,738	20,920	23,063	28,752	31,655	29,652	32,740

(Loss) income before income tax	(13,677)	9,846	3,888	(23,179)	(15,101)	1,677	4,457
Income tax expense (benefit)	1,280	3,656	4,564	(4,979)	4,038	5,546	4,078

Net (loss) income	(14,957)	6,190	(676)	(18,200)	(19,139)	(3,869)	379
Net income attributable to noncontrolling interests	—	—	407	505	2,074	1,401	955

Net (loss) income attributable to Legence	$(14,957)	$6,190	$(1,083)	$(18,705)	$(21,213)	$(5,270)	$(576)

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin are financial measures not presented in accordance with GAAP but are intended to provide useful and supplemental information to investors and analysts as they evaluate our performance. EBITDA is defined as earnings before interest and other financing expenses, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude goodwill impairment, net loss on sale and disposition of property and equipment, changes in the fair value of contingent consideration liabilities, acquisition and integration costs, system deployment costs, strategic initiative costs, stock-based compensation expense, profits from an accelerated project sale, Credit agreement amendment fees and litigation settlements. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. Adjusted EBITDA should not be considered an alternative to net loss that is derived in accordance with GAAP. Management believes that the exclusion of the above-described items from net loss in the presentation of the non-GAAP measures identified above enables us and our investors to more effectively evaluate our operations period over period and to identify operating trends that might not be apparent due to, among other reasons, the variable nature of these items, both in value and frequency, period over period. In addition, management believes these measures may be useful for investors in comparing our operating results with those of other companies.

Our non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or substitutes for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are that such measures:

•

may exclude the recurring expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and the assets being depreciated and amortized may have to be replaced in the future;

•	do not reflect changes in our working capital needs;

•	do not reflect the interest (income) expense on our indebtedness; or

•	do not reflect the income tax (benefit) provision we are required to make.

In order to evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate our business.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table provides a reconciliation of our Net income (loss), the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA, and a calculation of Adjusted EBITDA margin for the periods presented herein (dollars in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2025	2024	2025
Net income (loss)	$(676)	$379	$(9,443)	$(22,629)
Interest expense	23,707	28,183	65,392	88,228
Interest income	(523)	(1,069)	(4,356)	(2,588)
Income tax expense	4,564	4,078	9,500	13,662
Depreciation and amortization	28,666	27,490	80,987	85,611
Credit agreement amendment fees(1)	—	64	4,119	2,990
Net loss (gain) on sale and disposition of property and equipment	(118)	21	(299)	(199)
Loss on debt extinguishment	—	5,685	—	5,685
Acquisition and integration costs(2)	881	1,169	7,069	2,935
System deployment costs(3)	1,393	—	3,909	2,140
Strategic initiative costs(4)	2,022	4,181	7,233	14,128
Stock-based compensation expense	4,040	18,640	8,726	21,881

Adjusted EBITDA	$63,956	$88,821	$172,837	$211,844
Net income (loss) margin	(0.1)%	0.1%	(0.6)%	(1.2)%
Adjusted EBITDA margin	11.4%	12.5%	11.1%	11.7%

(1)	Represents costs incurred in connection with our debt refinancings in each of the periods presented.
(2)

For the three months ended September 30, 2025 and 2024, the figures include $0.8 million and $0.2 million, respectively, of acquisition costs recorded in acquisition-related costs and $0.4 million and $0.7 million, respectively, of acquisition integration costs recorded in selling, general and administrative costs in the Consolidated Condensed Statement of Operations. For the nine months ended September 30, 2025 and 2024, the figures include $1.0 million and $5.6 million, respectively, of acquisition costs recorded in acquisition-related costs and $1.9 million and $1.5 million, respectively, of acquisition integration costs recorded in selling, general and administrative costs in the Consolidated Condensed Statement of Operations.

(3)	Represents consulting and initial upfront costs associated with implementing and optimizing certain enterprise resource planning systems, including IFS, Onestream and Ceridian Dayforce.
(4)

Represents (i) consulting costs associated with rebranding efforts in connection with our name change to Legence that we do not expect to recur in the future, (ii) upfront consulting and out-of-pocket costs related to developing and launching the cross-selling framework amongst our brands, many of which were more recently acquired and integrated into the Legence brand, (iii) consulting and legal fees associated with education and marketing efforts for our clients with respect to utilizing certain government incentive programs and (iv) consulting, legal, accounting, and other expenses in connection with non-recurring extraordinary company transactions, including fees related to our IPO that did not meet the requirements to be deferred issuance costs.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table provides a reconciliation of our Net Loss, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA, and a calculation of Adjusted EBITDA Margin for the periods presented herein (dollars in thousands):

	Predecessor
	For the Year Ended December 31,
	2022	2023	2024
Net loss	$(82,274)	$(46,026)	$(27,643)
Interest expense, net of capitalized interest	50,836	68,196	91,609
Interest income	(236)	(4,249)	(5,464)
Income tax expense (benefit)	7,613	(7,918)	4,521
Depreciation and amortization	93,020	92,801	110,849
Credit agreement amendment fees(1)	—	—	7,801
Goodwill impairment(2)	23,440	5,051	17,804
Net (gain) loss on sale and disposition of property and equipment	797	822	(270)
Changes in the fair value of contingent consideration liabilities	4,322	31,071	—
Acquisition and integration costs(3)	6,655	5,402	9,181
System deployment costs(4)	6,638	11,826	5,048
Strategic initiative costs(5)	839	6,784	10,778
Stock-based compensation expense	5,185	10,051	5,411
Accelerated project sale(6)	—	(7,401)	—
Litigation settlements(7)	3,000	—	—

Adjusted EBITDA	$119,835	$166,410	$229,625
Net Loss Margin	(6.6)%	(2.8)%	(1.3)%
Adjusted EBITDA Margin	9.6%	10.3%	10.9%

(1)	Represents costs incurred in connection with our debt refinancings in each of the periods presented.
(2)	Refer to “Note 5—Goodwill and Intangible Assets” in the Notes to Consolidated Financial Statements, for details on the nature of the impairment.
(3)

For the years ended December 31, 2024, 2023 and 2022, the figures include $5.6 million, $3.8 million and $5.6 million, respectively, of acquisition costs recorded in acquisition-related costs, and $1.1 million, $1.6 million and $1.0 million, respectively, of acquisition integration costs recorded in selling, general and administrative costs in the Consolidated Statements of Operations.

(4)	Represents consulting and initial upfront costs associated with implementing and optimizing certain enterprise resource planning systems, including IFS, Onestream and Ceridian Dayforce.
(5)

Represents (i) consulting costs associated with rebranding efforts in connection with our name change to Legence that we do not expect to recur in the future, (ii) upfront consulting and out-of-pocket costs related to developing and launching the cross-selling framework amongst our brands, many of which were more recently acquired and integrated into the Legence brand, (iii) consulting and legal fees associated with education and marketing efforts for our clients with respect to utilizing certain government incentive programs and (iv) consulting, legal, accounting, and other expenses in connection with non-recurring extraordinary company transactions, including fees related to our IPO that did not meet the requirements to be deferred issuance costs.

(6)

Our Black Bear subsidiary helps businesses and real estate owners procure on-site generation and storage systems for their buildings. Black Bear receives compensation for its services from project developers who pay Black Bear a fee if they are selected to provide the system for the client. The fee is typically earned and paid when the client enters into a binding contract with the project developer and permits to begin construction have been issued. If a contract is not signed or permits are not issued, Black Bear is typically not owed a fee from the project developer. In the fourth quarter of 2023, a project developer who had been selected for a large number of projects by Black Bear’s clients offered to immediately pay Black Bear all of the fees that Black Bear would earn in the future if all of the projects received permits, provided that Black Bear would agree to discount the fee amounts. Black Bear agreed to discount the fee amounts and recorded significantly higher revenues than would be typical in a quarter. Given the unique nature of the transaction,

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

we consider it to be non-recurring in nature. This adjustment is to eliminate the approximately $7.4 million profit we recorded from the transaction.
(7)	Refer to “Note 18—Commitments and Contingencies” in the Notes to Consolidated Financial Statements, for details on the nature of the settlement.

Quarterly Non-GAAP Information

The following table provides a reconciliation of our Net (Loss) Income, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA, and a calculation of Adjusted EBITDA Margin for the quarterly periods below (dollars in thousands):

	For the Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
Net (Loss) Income	$(14,957)	$6,190	$(676)	$(18,200)	$(19,139)	$(3,869)	$379
Interest expense	20,867	20,818	23,707	26,217	29,641	30,404	28,183
Interest income	(2,135)	(1,698)	(523)	(1,108)	(755)	(764)	(1,069)
Income tax expense (benefit)	1,280	3,656	4,564	(4,979)	4,038	5,546	4,078
Depreciation and amortization	25,492	26,829	28,666	29,862	29,351	28,770	27,490
Credit agreement amendment fees(1)	2,297	1,822	—	3,682	2,877	49	64
Goodwill impairment(2)	—	—	—	17,804	—	—	—
Net (gain) loss on sale and disposition of property and equipment	(148)	(33)	(118)	29	(98)	(122)	21
Loss on debt extinguishment	—	—	—	—	—	—	5,685
Acquisition and integration costs(3)	4,052	2,136	881	2,112	1,468	298	1,169
System deployment costs(4)	1,268	1,248	1,393	1,139	1,106	1,034	—
Strategic initiative costs(5)	1,482	3,729	2,022	3,545	6,788	3,159	4,181
Stock-based compensation expense (benefit)	2,330	2,356	4,040	(3,315)	(4,458)	7,699	18,640

Adjusted EBITDA	$41,828	$67,053	$63,956	$56,788	$50,819	$72,204	$88,821
Net (Loss) Income Margin	(3.2)%	1.2%	(0.1)%	(3.3)%	(3.8)%	(0.6)%	0.1%
Adjusted EBITDA Margin	8.9%	12.9%	11.4%	10.4%	10.0%	12.1%	12.5%

(1)	Represents costs incurred in connection with our debt refinancings in each of the periods presented.
(2)	Refer to “Note 5—Goodwill and Intangible Assets” in the Notes to Consolidated Financial Statements, for details on the nature of the impairment.
(3)

For the three months ended September 30, 2025, June 30, 2025, March 31, 2025, December 31, 2024, September 30, 2024, June 30, 2024 and March 31, 2024, the figures include $0.8 million, $0.0 million, $0.2 million, $0.0 million, $0.2 million, $1.4 million and $4.1 million, respectively, of acquisition costs recorded in acquisition-related costs and $0.4 million, $0.3 million, $1.3 million, $2.1 million, $0.7 million, $0.7 million and $0.0 million, respectively, of acquisition integration costs recorded in selling, general and administrative costs in the Consolidated Condensed Statement of Operations.

(4)	Represents consulting and initial upfront costs associated with implementing and optimizing certain enterprise resource planning systems, including IFS, Onestream and Ceridian Dayforce.
(5)

Represents (i) consulting costs associated with rebranding efforts in connection with our name change to Legence that we do not expect to recur in the future, (ii) upfront consulting and out-of-pocket costs related to developing and launching the cross-selling framework amongst our brands, many of which were more recently acquired and integrated into the Legence brand, (iii) consulting and legal fees associated with

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

education and marketing efforts for our clients with respect to utilizing certain government incentive programs and (iv) consulting, legal, accounting, and other expenses in connection with non-recurring extraordinary company transactions, including fees related to our IPO that did not meet the requirements to be deferred issuance costs.

Backlog and Awarded Contracts and Book-to-Bill Ratio

We track backlog and awarded contracts. We believe that these measures enable us to more effectively forecast our future results and working capital needs, as well as better identify future operating trends that may not otherwise be apparent. We believe this measure is also useful for investors in forecasting our future results and comparing us to our competitors. We also track our book-to-bill ratio, based on backlog and awarded contracts, for the same reasons. Our backlog is equivalent to our remaining performance obligations. As a result, there are no adjustments being made that would be reflected in a reconciliation. Our methodology for calculating backlog and awarded contracts or book-to-bill ratio may not be consistent with methodologies used by other companies.

Our backlog and awarded contracts measure has two components: backlog and awarded contracts. Backlog represents, as of any date of determination, the expected revenue values of the remaining performance obligations under our contracted fixed-price projects. Awarded contracts represents as of any date of determination, the expected revenue values of projects awarded to us following a request for proposals but for which a formal contract has not yet been signed. We only include fixed-price contracts in our backlog and awarded contracts because they have defined revenue values. We do not include cost-plus contracts, which are primarily generated in our Maintenance & Service service line, in our backlog and awarded contracts because their total revenue values are not known. Historically, cost-plus projects have comprised a relatively small portion of our revenue. We calculate our book-to-bill ratio by taking our additions to backlog and awarded contracts, excluding additions that were attained through acquisition, for the period, and dividing it by revenue from fixed-price contracts for the same period. A book-to-bill ratio of 1.0 indicates that we are booking backlog and awarded contracts at the same pace as we are recognizing revenue, suggesting stable revenue in future periods. A book-to-bill ratio above 1.0 indicates that backlog and awarded contracts are outpacing revenue, which could indicate an increase in revenue in future periods. Conversely, a book-to-bill ratio below 1.0 indicates that backlog and awarded contracts are trailing revenue, which could indicate a decrease in future revenue. Given that backlog and awarded contracts and book-to-bill ratio are operational measures and that our methodology for calculating backlog and awarded contracts and book-to-bill ratio does not meet the definition of a non-GAAP measure, as that term is defined by the SEC, a quantitative reconciliation for each is not required nor provided.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table presents our backlog and awarded contracts and book-to-bill ratio by reportable segment with book-to-bill ratio calculated during the periods noted (dollars in thousands):

	As of September 30,
	2024	2025
Engineering & Consulting
Backlog	$546,371	$552,181
Awarded contracts	335,098	342,553

Backlog and awarded contracts	$881,469	$894,734

Book-to-bill ratio for the three months ended September 30	1.0x	1.0x

Book-to-bill ratio for the nine months ended September 30	1.1x	1.1x

Installation & Maintenance
Backlog	$1,028,531	$1,765,626
Awarded contracts	459,571	405,088

Backlog and awarded contracts	$1,488,102	$2,170,714

Book-to-bill ratio for the three months ended September 30	1.5x	1.7x

Book-to-bill ratio for the nine months ended September 30	1.5x	1.4x

Total
Backlog	$1,574,902	$2,317,807
Awarded contracts	794,669	747,641

Backlog and awarded contracts	$2,369,571	$3,065,448

Book-to-bill ratio for the three months ended September 30	1.3x	1.5x

Book-to-bill ratio for the nine months ended September 30	1.4x	1.3x

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

	As of and for the Years Ended December 31,
	2022	2023	2024
Engineering & Consulting
Backlog	$353,384	$412,874	$563,562
Awarded contracts	244,170	299,422	292,222

Backlog and awarded contracts	$597,554	$712,296	$855,784

Book-to-bill ratio	1.1x	1.3x	1.0x

Installation & Maintenance
Backlog	$684,602	$895,410	$1,166,238
Awarded contracts	204,801	96,087	450,072

Backlog and awarded contracts	$889,403	$991,497	$1,616,310

Book-to-bill ratio	1.5x	1.0x	1.5x

Total
Backlog	$1,037,986	$1,308,284	$1,729,800
Awarded contracts	448,971	395,509	742,294

Backlog and awarded contracts	$1,486,957	$1,703,793	$2,472,094

Book-to-bill ratio	1.4x	1.1x	1.3x

The increase in backlog and awarded contracts from September 30, 2024 to September 30, 2025 resulted from an increase in awards in both segments. The modest increase in Engineering & Consulting was primarily driven by new projects within the state & local government client end market, partially offset by education, data centers & technology and mixed-use end markets. The increase in Installation & Maintenance was primarily driven by new projects within the data centers & technology and life sciences & healthcare client end markets, partially offset by the education client end market.

The following table presents our backlog and awarded contracts by reportable segment as of the quarterly periods ended below (dollars in thousands):

	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025
Engineering & Consulting
Backlog	$559,628	$560,721	$546,371	$563,562	$616,302	$611,651	$552,181
Awarded contracts	297,802	249,900	335,098	292,222	276,993	274,566	342,553

Backlog and awarded contracts	$857,430	$810,621	$881,469	$855,784	$893,295	$886,217	$894,734

Installation & Maintenance
Backlog	$814,088	$747,652	$1,028,531	$1,166,238	$1,237,454	$1,394,840	$1,765,626
Awarded contracts	233,931	599,351	459,571	450,072	506,126	491,617	405,088

Backlog and awarded contracts	$1,048,019	$1,347,003	$1,488,102	$1,616,310	$1,743,580	$1,886,457	$2,170,714

Total
Backlog	$1,373,716	$1,308,373	$1,574,902	$1,729,800	$1,853,756	$2,006,491	$2,317,807
Awarded contracts	531,733	849,251	794,669	742,294	783,119	766,183	747,641

Backlog and awarded contracts	$1,905,449	$2,157,624	$2,369,571	$2,472,094	$2,636,875	$2,772,674	$3,065,448

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Liquidity and Capital Resources

Overview

As of September 30, 2025 and December 31, 2024, our primary sources of liquidity included cash and cash equivalents of $176.0 million and $81.2 million, respectively, and $84.8 million available to be borrowed under the revolving credit facility and cash flows from operations as of September 30, 2025 and December 31, 2024. Our revolving credit facility capacity was increased on October 30, 2025 (see “—Liquidity and Capital Resources—Debt” below). We expect our primary sources of liquidity to be cash flows from operations, borrowings incurred under our Revolving Credit Facility or proceeds from offerings of debt or equity securities. Access to additional liquidity, such as a further increase in the capacity under our existing Revolving Credit Facility or a new financing arrangement, will be dependent upon our future financial position and debt market conditions. Refer to “Prospectus Summary—Recent Developments” above for information related to our IPO.

To date, our primary uses of capital have included funding working capital, capital expenditures for equipment used in our business, acquisitions and refinancing or repayment of debt and associated interest. Although our capital expenditures have historically been low relative to our revenues, we expect an increase in future periods due to our investment in fabrication capacity expansion within our Installation & Maintenance segment.

Although we cannot provide any assurance that our cash flows from operations will be sufficient to fund our operations or that additional capital will be available to us on acceptable terms, or at all, we believe our primary sources of liquidity are sufficient to fund our ongoing working capital, investing and financing requirements for at least the next twelve months and beyond. In the event that we require additional capital, we may seek to raise funds at any time through equity, equity-linked arrangements and debt. If we are unable to raise additional capital when desired and on reasonable terms, our business, results of operations, and financial condition would be adversely affected. See the section titled “Risk Factors” for additional information.

Cash Flows

The information presented below was derived from our Condensed Consolidated Statements of Cash Flows within the Condensed Consolidated Financial Statements and the Consolidated Statements of Cash Flows within the Consolidated Financial Statements and summarizes cash flow activity and summarizes cash flow activity (dollars in thousands):

	Nine Months Ended September 30,
	2024	2025
Cash provided by (used in):
Operating activities	$23,229	$162,124
Investing activities	(232,700)	(24,961)
Financing activities	199,858	(42,296)

Increase (decrease) in cash and cash equivalents	$(9,613)	$94,867

	Year Ended December 31,
	2022	2023	2024
Cash provided by (used in):
Operating activities	$26,996	$33,917	$29,268
Investing activities	(160,375)	(133,902)	(243,985)
Financing activities	173,807	128,471	206,964

Increase (decrease) in cash and cash equivalents and restricted cash	$40,428	$28,486	$(7,753)

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Please refer to the supplemental cash flow information included in “Note 19—Other Financial Information” in the Notes to Consolidated Financial Statements and “Note 15—Other Financial Information” in the Notes to Condensed Consolidated Financial Statements for further details.

Operating Activities

Cash flow from operating activities is primarily influenced by the level of revenue we generate and the gross profit we earn on that revenue. It is also influenced by the timing of working capital investment associated with the services that we provide. Our working capital needs may increase when we commence large volumes of work under circumstances where project costs are required to be paid before the associated receivables are billed and collected. Our management strives to negotiate payment terms that minimize the working capital investment that we are required to make in connection with large projects. Additionally, changes in project timing due to delays or accelerations and other economic, regulatory, market and political factors may affect customer spending and, thus, impact cash flows from operating activities. We typically require the most working capital during the second half of the year as activity levels increase in the spring and summer months and less working capital in the first half of the year as activity levels decrease and we receive final payments on completed jobs.

Cash flows provided by operating activities increased by $138.9 million for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The increase mainly reflects fluctuations in the primary components of working capital, as detailed in the Condensed Consolidated Statements of Cash Flows. Operating cash flows from contract liabilities increased by $140.9 million during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, primarily due to increased billings net of recognized revenue. Operating cash flows from accounts payable increased by $84.6 million during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, primarily due to increased business activity and timing of payments. Additionally, operating cash flows from accrued and other current liabilities increased by $31.7 million, primarily because there were no payments of contingent consideration during the nine months ended September 30, 2025 compared to $32.6 million during the nine months ended September 30, 2024. These increases are partially offset by a $152.0 million net decrease in operating cash flows from accounts receivable and contract assets during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The change in accounts receivable and contract assets is primarily driven by higher revenue and the timing of billing and collection. The impact of adjustments for non-cash items was mostly offsetting in nature and is detailed on the Condensed Consolidated Statements of Cash Flows.

Cash flows from operating activities decreased $4.6 million during 2024 compared to 2023. This decrease is primarily attributable to fluctuations in the main components of working capital, as detailed in the Consolidated Statements of Cash Flows. Specifically, net loss decreased by $18.4 million, while the benefit was partially offset by a $22.5 million decrease in cash provided by the effects of changes in operating assets and liabilities. The decrease from changes in operating assets and liabilities is primarily attributable to an increase in contract assets of $27.3 million due to increased revenue and contract retentions and the decrease in accrued and other current liabilities of $37.9 million, approximately half of which related to the payment of contingent earnouts from acquisitions in excess of the amounts of the acquisition-date fair value of the liability. These changes were partially offset by other operating assets and liabilities, primarily an increase in accounts payable of $15.7 million due to the volume and timing of payments to vendors, and a $98.9 million benefit from changes in accounts receivable due to the timing of collections from customers. The impact of adjustments for noncash items was mostly offsetting in nature and is detailed on the Consolidated Statements of Cash Flows.

Cash flows from operating activities increased $6.9 million during 2023 compared to 2022. This increase is primarily attributable to a smaller net loss from the business adjusted for noncash items and fluctuations in the main components of working capital, as detailed in the Consolidated Statements of Cash Flows. Specifically, net loss decreased by $36.2 million, while the benefit was partially offset by a $25.7 million decrease in cash provided by the effects of changes in operating assets and liabilities. The decrease from changes in operating

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

assets and liabilities is primarily attributable to an increase in contract assets of $21.8 million due to increased revenue and contract retentions, as well as a decrease in accounts payable of $22.3 million due to the volume and timing of payments to vendors. These changes were partially offset by other operating assets and liabilities, primarily a $14.3 million benefit from changes in accounts receivable due to the timing of collections from customers. The impact of adjustments for noncash items was mostly offsetting in nature and is detailed on the Consolidated Statements of Cash Flows.

Investing Activities

Cash flows used in investing activities primarily consist of payments for the acquisition of businesses, capital expenditures and proceeds from the sale of property and equipment.

Cash flows used in investing activities decreased by $207.7 million for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The decrease is primarily attributable to consideration paid for acquisitions of $220.1 million during the nine months ended September 30, 2024.

Cash flows used in investing activities increased by $110.1 million during 2024 compared to 2023. The increase is primarily attributable to a $105.4 million increase in consideration paid for acquisitions.

Cash flows used in investing activities decreased by $26.5 million during 2023 compared to 2022. The decrease is primarily attributable to a $14.3 million decrease in consideration paid for acquisitions and a $9.2 million decrease in purchases of property and equipment.

Financing Activities

Financing cash flows primarily consist of the issuance and repayment of short-term and long-term debt, debt issuance costs, contingent earnouts from acquisitions, financing lease payments, and cash distributions and contributions to and from Legence Parent.

For the nine months ended September 30, 2025, cash used in financing activities was $42.3 million, compared to cash provided by financing activities of $199.9 million for the nine months ended September 30, 2024. The $242.2 million decrease in cash flows from financing activities is primarily attributable to term loan borrowings of $250.0 million during the nine months ended September 30, 2024. Additionally, for the nine months ended September 30, 2025, we made $21.2 million of payments for deferred offering costs. These changes were partially offset by a decrease of $32.4 million related to payments of contingent consideration during the nine months ended September 30, 2024. During the nine months ended September 30, 2025, the Company received $780.2 million of net IPO proceeds and used those proceeds to pay outstanding offering costs and prepay a portion of the term loan, which had a net zero impact on cash flows from financing activities.

Cash flows provided by financing activities increased by $78.5 million during 2024 compared to 2023. The increase is primarily attributable to a $410.0 million increase in proceeds from borrowings, partially offset by the $300.1 million increase in the cash distributions to Legence Parent and the $27.0 million increase in the payment of contingent earnouts from acquisitions.

Cash flows provided by financing activities decreased by $45.3 million during 2023 compared to 2022. The decrease is primarily attributable to a $41.2 million decrease in proceeds from issuance of membership units, as membership units were issued for cash in 2022.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Debt

Debt obligations consist of the following (dollars in thousands):

	As of December 31, 2024	As of September 30, 2025
Term loan	$1,590,350	$797,772
Notes payable	27,083	28,363
Finance lease liabilities	7,216	10,119

Total Debt	1,624,649	836,254
Less: Current portion	(22,984)	(16,301)
Less: Unamortized debt issuance costs and discounts	(15,819)	(7,325)

Long-term debt	$1,585,846	$812,628

The ensuing summary and discussion are not a complete description of all of the terms of our significant debt instruments. Please refer to “Note 9—Debt” and “Note 17—Related Party Transactions” in the Notes to Consolidated Financial Statements and “Note 7—Debt” and “Note 13—Related Party Transactions” in the Notes to Condensed Consolidated Financial Statements for further information.

Credit Agreement

On December 16, 2020, Legence Intermediate and Legence Holdings entered into the Credit Agreement, which provided for (a) a term loan credit facility having an original aggregate principal amount of $390.0 million, (b) a delayed draw term loan credit facility having an original aggregate principal amount of $75.0 million and (c) a revolving credit facility having an original aggregate commitment amount of $65.0 million. On October 30, 2025, Legence Holdings and certain of its subsidiaries amended the Credit Agreement (“Amendment No. 11”) to, amongst other things, refinance and replace the then-existing credit facilities with (i) a $797.8 million Term Loan Credit Facility with a maturity date of December 16, 2031 and (ii) $200.0 million Revolving Credit Facility with a maturity date of September 22, 2030. The obligations under the Credit Agreement are secured by substantially all assets of Legence Holdings and its subsidiaries, subject to customary exclusions. Prior to the effectiveness of Amendment No. 11, the maturity date of the Term Loan Credit Facility was December 16, 2028, and the maturity date of the Revolving Credit Facility was December 16, 2026.

Legence Holdings can elect for borrowings of term loans and advances under the Revolving Credit Facility (including standby letters of credit) to be classified as either SOFR loans or base rate loans. Following the effectiveness of Amendment No. 11, loans under the Term Loan Credit Facility and the Revolving Credit Facility bear interest at a rate equal to (x) for SOFR loans, SOFR plus a margin of 2.25% and (y) for base rate loans, a margin of 1.25% plus the base rate, which is equal to the greater of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) one-month SOFR plus 1.00%. SOFR loans are subject to a floor of (x) 0.75% under the Term Loan Credit Facility and (y) 0% under the Revolving Credit Facility. Interest on SOFR loans is payable (a) based on the selected interest period if such interest period is less than three months or (b) quarterly if the selected interest period is three months or longer. Interest on base rate loans is payable quarterly. In addition, a commitment fee is payable quarterly for the unused portion of the Revolving Credit Facility, which accrues at an annual rate of 0.375% or 0.50%, which rate is determined based on the company’s most recently reported First Lien Net Leverage Ratio. As of September 30, 2025 and December 31, 2024, the rate for the unused portion of the Revolving Credit Facility was 0.50% and 0.375%, respectively.

On and after December 16, 2020 until February 6, 2025, (a) SOFR loans under the Term Loan Credit Facility bore interest at a rate equal to SOFR plus a margin of either 3.25%, 3.50% or 3.75%, which margin is determined based on the company’s most recently reported Consolidated First Lien Net Leverage Ratio (the

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

“First Lien Net Leverage Ratio”), generally defined as the ratio of first lien secured indebtedness (net of cash) to consolidated pro forma adjusted EBITDA for the preceding four fiscal quarters, and (b) base rate loans under the Term Loan Credit Facility bore interest at a rate equal to either 2.25%, 2.50% or 2.75%, which margin was determined based on the company’s most recently reported First Lien Net Leverage Ratio, plus the base rate. On and after December 16, 2020 until the effectiveness of Amendment No. 11, SOFR loans under the Revolving Credit Facility bore interest at a rate equal to SOFR plus 3.50%, 3.75% or 4.00%, which margin was determined based on the company’s most recently reported First Lien Net Leverage Ratio. On February 6, 2025, Legence Holdings amended the Credit Agreement to reduce the interest margin applicable to the term loans by 0.25% across all pricing levels and extend the maturity date applicable to the Term Loan Credit Facility by one year from December 16, 2027 to December 16, 2028. The amendment also removed the 0.10% credit spread adjustment applicable to borrowings of term loans that are SOFR loans.

Our First Lien Net Leverage Ratio was 2.22, 6.06, 4.43 and 5.94 as of September 30, 2025, December 31, 2024, December 31, 2023 and December 31, 2022, respectively. Our consolidated pro forma adjusted EBITDA, as defined in the Credit Agreement, was $279.5 million, $248.9 million, $214.2 million and $172.5 million as of September 30, 2025, December 31, 2024, December 31, 2023 and December 31, 2022, respectively. The Credit Agreement defines consolidated pro forma adjusted EBITDA differently than Adjusted EBITDA described herein. The Credit Agreement allows us to make certain adjustments in calculating consolidated pro forma adjusted EBITDA, some of which are not included in the calculation of Adjusted EBITDA described herein. The interest rate applicable to the term loans was 7.32%, 7.96%, 8.96% and 8.13% as of September 30, 2025, December 31, 2024, December 31, 2023 and December 31, 2022, respectively. As of September 30, 2025 and December 31, 2024, there were approximately $5.2 million in standby letters of credit outstanding, with such letters of credit accruing fees at an annual rate equal to 3.88% and 3.75%, respectively. The remaining $84.8 million of revolving credit commitments then in effect were undrawn. There were no borrowings under the Revolving Credit Facility as of September 30, 2025, December 31, 2024 or December 31, 2023.

On August 5, 2021, Legence Holdings secured an incremental commitment amount under the Revolving Credit Facility of $25.0 million, thereby increasing the aggregate commitment amount from $65.0 million to $90.0 million.

On October 28, 2021, Legence Holdings secured a $370.0 million incremental term loan, and a $71.7 million delayed draw term loan, and the proceeds were used to fund acquisition-related payments.

On February 27, 2023, Legence Holdings amended the Credit Agreement to transition from the usage of LIBOR to SOFR, which included the addition of a 0.10% credit spread adjustment for borrowings of term loans or delayed draw term loans that are SOFR loans.

On July 31, 2023, Legence Holdings secured a $155.0 million incremental term loan, and the proceeds were used to fund acquisition-related payments.

On January 19, 2024, Legence Holdings secured a $125.0 million incremental term loan, and the proceeds were used to fund acquisition-related payments.

On June 18, 2024, Legence Holdings secured a $125.0 million incremental term loan, and the proceeds were used to fund acquisition-related payments.

On November 21, 2024, Legence Holdings secured a $315.0 million incremental term loan, and the proceeds were used for general corporate purposes, including to fund a shareholder distribution and to fund acquisition-related payments, and extended the maturity date of its Revolving Credit Facility by one year from December 16, 2025 to December 16, 2026.

On September 8, 2025, Legence Holdings and certain of its subsidiaries amended the Credit Agreement to, among other things, facilitate the Reorganization.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

On September 15, 2025, the Company used IPO proceeds and cash on hand to prepay $780.3 million of the term loan debt, which reduced the outstanding term loan balance to $797.8 million as of September 30, 2025.

On October 30, 2025, Legence Holdings and certain of its subsidiaries entered into Amendment No. 11 to the Credit Agreement to, among other things, refinance and replace the previously existing (i) $797.8 million term loan facility with a $797.8 million term loan facility that extends the maturity date by three years to December 16, 2031 and reduces its applicable interest rate by 0.25% to the Secured Overnight Financing Rate (“SOFR”) plus 2.25% and (ii) $90.0 million revolving credit facility with a $200.0 million revolving credit facility that extends its maturity date by approximately four years to September 22, 2030 and sets its applicable interest rate at SOFR plus 2.25%, in alignment with the replacement term loan credit facility.

On January 2, 2026, Legence Holdings and certain of its subsidiaries entered into Amendment No. 12 to the Credit Agreement. Amendment No. 12, among other things, incrementally increased commitments under the Term Loan Credit Facility by an aggregate principal amount of $200 million, which commitments, in connection with the Bowers Acquisition Closing, were drawn in full on January 2, 2026. The additional commitments and term loans provided pursuant to Amendment No. 12 have terms identical to the other existing term loans outstanding under the Term Loan Credit Facility.

On January 15, 2026, Legence Holdings amended the Credit Agreement to allow individual letter of credit issuers party to the Credit Agreement to exceed their own individual letter of credit commitment in their sole discretion.

The Company may also be required to make additional principal payments based on its excess cash flow, as defined in the agreement.

Under the terms of the Credit Agreement, Legence Holdings and its subsidiaries may be able to incur substantial additional indebtedness in the future, subject to certain conditions.

The Credit Agreement contains a springing financial maintenance covenant solely for the benefit of the Revolving Credit Facility that requires the First Lien Net Leverage Ratio not to exceed 8.50 to 1.00. The Credit Agreement generally defines this as the ratio of first lien secured indebtedness (net of cash) to consolidated pro forma adjusted EBITDA for the preceding four fiscal quarters. The springing financial maintenance covenant is only tested if, as of the last day of any fiscal quarter, the amount of loans and/or letters of credit outstanding under the Revolving Credit Facility is greater than 35% of the aggregate revolving credit commitments. We have never been required to test the springing financial maintenance covenant.

The Credit Agreement includes customary covenants restricting the ability of Legence Holdings and its subsidiaries to, among other things, incur additional indebtedness, sell or convey assets, make loans to or investments in others, enter into mergers, incur liens and pay dividends or distributions.

Other Notes Payable

The Company holds various other promissory notes payable in connection with certain acquisitions. These notes payable comprise a small portion of our outstanding indebtedness. Please refer to “Note 9—Debt” in the Notes of Consolidated Financial Statements for further information.

Tax Receivable Agreement

In connection with the Reorganization and the IPO, the Company entered into the TRA with the TRA Members. This agreement generally provides for the payment by us to the TRA Members of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we (a) actually realize with respect to taxable periods ending after this offering or (b) are deemed to realize in the event the TRA terminates early at our

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

election, as a result of our breach or upon a change of control (as defined under the TRA, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of our board of directors) with respect to any taxable periods ending on or after such early termination event, in each case, as a result of (i) our allocable share of existing tax basis acquired in connection with the IPO and increases to such allocable share of existing tax basis; (ii) our utilization of certain tax attributes of the Blocker Entities; (iii) Basis Adjustments; and (iv) certain additional tax benefits arising from payments made under the TRA. We will retain the benefit of the remaining 15% of these cash savings, if any. If the TRA terminates early, we could be required to make a substantial, immediate lump-sum payment.

We expect that the payments that we will be required to make under the TRA could be substantial. The exact amount of expected future payments under the TRA is dependent upon a number of factors, including the Company’s cash tax savings, the timing of exercises of the Exchange Right, the enacted tax rate in the years in which it utilizes tax attributes subject to the TRA, and current taxable income forecasts. These estimated rates and forecasts are subject to change based on actual results and realizations, which could have a material impact on the liability to be paid. Due to the uncertainty of these factors, we cannot precisely quantify the likely tax benefits we will realize. Any payments made by us to the TRA Members under the TRA will not be available for reinvestment in Legence Holdings (or indirectly, its business) and generally will reduce the amount of overall cash flow that might have otherwise been available to us. We expect to fund the required payments under the TRA with our actual cash tax savings generated by the exchanges of LGN B Units in the UP-C structure. Our ability to satisfy our long-term liquidity requirements depends on our future operating performance, which is affected by and subject to prevailing economic conditions, market conditions in our industry and financial, business and other factors that we will not be able to predict or control.

The term of the TRA commenced upon the IPO and will continue until all such tax benefits have been utilized or expired and all required payments are made, unless we exercise our right to terminate the TRA (or the TRA is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control) by making the termination payment specified in the agreement.

Material Cash Requirements

As of September 30, 2025, our material cash requirements primarily consist of obligations under our financing arrangements and lease arrangements. As discussed above, the Company prepaid $780.3 million of the term loan debt on September 15, 2025. In connection with the prepayment and other amendments executed during the nine months ended September 30, 2025, our material cash requirements related to the term loan and related term loan interest payments were significantly reduced. As of September 30, 2025, the outstanding term loan balance is $797.8 million and the estimated future interest payments are $357.6 million. Future interest payments are estimated using the interest rate applicable as of September 30, 2025 applied to the outstanding balance, which decreases each quarter by principal payments of $2.0 million until the debt matures on December 16, 2031.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

As of December 31, 2024, our material cash requirements primarily consist of obligations under our lease arrangements and financing arrangements. These obligations and their expected timing on future cash flows and liquidity are summarized within “Note 8—Leases” and “Note 9—Debt” in the Notes to Consolidated Financial Statements, respectively (dollars in thousands).

	Payment Due by Period
Contractual Obligations and Commitments	Total	Less than One Year	One to Three Years	Four to Five Years
Debt(1)	$1,617,433	$20,436	$44,827	$1,552,170
Interest on debt(2)	491,061	126,657	247,617	116,787
Operating lease obligations	93,610	20,874	40,457	32,279
Finance lease obligations	8,105	3,015	4,159	931

Total cash requirements from contractual obligations and commitments	$2,210,209	$170,982	$337,060	$1,702,167

(1)	These amounts reflect the extension of maturity date on the Term Loan Credit Facility from December 16, 2027 to December 16, 2028, which was amended on February 6, 2025.
(2)

These amounts do not include the effect of our interest rate swap agreements. Further, the amounts assume (i) that interest rates as of December 31, 2024 remain constant until the maturity of the debt and (ii) that we do not refinance or incur additional debt.

Contingent Obligations

We have various contingent obligations that we anticipate could require the use of cash based on contractual obligations as of September 30, 2025; however, the final amount payable or the timing may not be fixed and determinable. Such contingent obligations include the following:

•

Some of our customers require us to secure surety bonds from reputable financial institutions to guarantee execution on certain projects. In the event Legence or its subcontractors fail to meet its performance obligations, customers have the option to request the surety bond provider fund the completion of the project using other service providers. Under the terms of these agreements, we are liable for any disbursement made by the bonding company because of our failure to perform. Surety bonds expire at various times ranging from final completion of a project to a period extending beyond contract completion in certain circumstances. Such amounts can also fluctuate from period to period based upon the mix and level of our bonded operating activity. For example, public sector contracts require surety bonds more frequently than private sector contracts, and accordingly, our bonding requirements typically increase as the amount of our public sector work increases. Our estimated maximum exposure as it relates to the value of the surety bonds outstanding is lowered on each bonded project as the cost to complete is reduced, and each commitment under a surety bond generally extinguishes concurrently with the expiration of its related contractual obligation. As of September 30, 2025 and December 31, 2024, $461.4 million and $384.2 million, respectively, of backlog and awarded contracts was subject to surety bond obligations. In the ten years prior to December 31, 2024, we did not receive a claim for liquidated damages in excess of $100,000.

•

As part of our normal course of business, we offer guaranteed energy savings to customers under certain contracts. As of September 30, 2025 and December 31, 2024, total guarantees were $312.6 million and $308.2 million, respectively. Should the guaranteed energy savings not be achieved, these guarantees would become due to the customers. Historically, we have not incurred notable losses in connection with these guarantees.

•	We have standby letters of credit that are secured through the revolving line of credit. Obligations under these letters of credit are not normally called, as we typically comply with the underlying

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requirements. As of September 30, 2025 and December 31, 2024, we had $5.2 million in standby letters of credit primarily related to the deductibles of insurance policies. Please refer to “Note 9—Debt” in the Notes to Consolidated Financial Statements for further information.

•

Payments for collective bargaining agreements, multiemployer pension plan liabilities and liabilities related to our deferred compensation and other employee benefit plans, as discussed in “Note 13— Stock-Based Compensation” and “Note 14—Union-Sponsored Pension Plans and Other Employee Benefit Plans” in the Notes to Consolidated Financial Statements.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our Consolidated Financial Statements. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Our significant accounting policies are discussed in the “Note 2—Summary of Significant Accounting Policies” in the Notes to Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to areas involving a significant level of estimation uncertainty and have had or are likely to have a material impact on our financial statements.

Revenue Recognition

The Company recognizes revenue at the time the related performance obligation is satisfied by transferring the promised good or service to its customers. A good or service is considered to be transferred when the customer obtains control. The Company can transfer control of a good or service and satisfy its performance obligations either over time or at a point in time, though the majority of the Company’s contracts have over time performance obligations.

Management has concluded performance obligations related to construction and service contracts are satisfied over time because the Company’s performance typically creates or enhances an asset that the customer controls. The Company primarily measures the progress toward complete satisfaction of the performance obligation(s) using an input method (i.e., “cost-to-cost”), though some contracts use an output method (i.e., “milestone achievement”) when our performance does not produce significant amounts of work in process prior to complete satisfaction of such performance obligation(s).

The accuracy of the Company’s revenue and profit recognition in each year at the balance sheet date depends on the accuracy of management’s estimates of the cost to complete each project as well as variable consideration. There are several factors that can contribute to changes in estimates of contract cost and profitability, such as changes in project scope, input costs and productivity, among others. Such factors may cause fluctuations in gross profit and gross profit margin from period to period. These changes may have a significant impact on the financial statements. At the time a loss on a contract becomes probable, the entire amount of the estimated loss is accrued. Management monitors for circumstances that may affect the accuracy of its estimates, and material changes in estimates are disclosed accordingly.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities of the acquired business. Goodwill is not subject to amortization but is tested for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which

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discrete information is available. Goodwill is evaluated for impairment on an annual basis in the fourth quarter of the fiscal year and on an interim basis if events or circumstances arise which indicate that the carrying value of goodwill may not be recoverable from future cash flows.

Fair values of reporting units are estimated based on a market approach and an income approach. The income approach utilizes discounted future cash flows and assumptions critical to the fair value estimate of the discounted cash flow model include the revenue growth rate, forecasted EBITDA margin and discount rate. The market approach utilizes market multiples of invested capital from comparable publicly traded companies. The market multiples from invested capital include revenue; book equity plus debt; and earnings before interest, provision for income taxes, depreciation and amortization. Three reporting units with total goodwill balance of $247.2 million had estimated fair values that exceeded values ranging from 11.3% to 13.3%. As of December 31, 2024, except for these three reporting units and the reporting unit discussed below, all other reporting units had estimated fair values that exceeded their carrying values by at least 24%.

During the year ended December 31, 2024, it was determined the carrying amount of goodwill for one reporting unit in the Engineering & Consulting segment exceeded fair value, resulting in goodwill impairment charges of $17.8 million. The impairment was primarily driven by a decline in projected cash flows due to lower revenue projections. During the year ended December 31, 2023, it was determined the carrying amount of goodwill for one reporting unit in the Engineering & Consulting segment exceeded fair value, resulting in goodwill impairment charges of $5.1 million. The impairment was primarily driven by a decline in projected cash flows due to lower revenue projections and investments in support functions. During the year ended December 31, 2022, it was determined the carrying amount of goodwill for two reporting units in the Installation & Maintenance segment exceeded fair value, resulting in goodwill impairment charges of $23.4 million. The impairment was primarily driven by a decline in projected cash flows due to lower revenue projections, investments in support functions and increased cost of capital due to rising interest rates.

There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment. It is possible that changes in facts, judgments and assumptions made in estimating the fair value of reporting units could occur, resulting in possible impairment in the future.

Income Taxes

We utilize the asset and liability approach in reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Under the provisions of ASC 740-10 Income Taxes, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Refer to “Note 2—Summary of Significant Accounting Policies” and “Note 15—Income Taxes” in the Notes to Consolidated Financial Statements and “Note 2—Summary of Significant Accounting Policies” and “Note 15—Income Taxes” in the Notes to Condensed Consolidated Financial Statements for further information, including the identification and measurement of deferred tax assets and liabilities, the measurement of valuation allowances on deferred tax assets, gross unrecognized tax benefits and other additional acquired tax attributes.

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Acquisitions and Valuation of Intangible Assets

We assign purchase consideration to the assets acquired and liabilities assumed as of their acquisition dates based on their fair value. We record our acquisitions under the acquisition method of accounting, and the total purchase price is allocated to the acquired net tangible and identifiable intangible assets based on their fair values as of the acquisition dates. Determining the fair value of certain long-lived assets, specifically intangible assets, requires judgment and often involves the use of significant estimates and assumptions.

The estimated fair value of identified intangible assets are Level 3 fair value measurements and are determined using discounted cash flow techniques. Fair value is estimated using a multi-period excess earnings method for customer relationships and backlog and a relief from royalty method for trade names. The significant assumptions used in estimating fair value of customer relationships and backlog include (i) the estimated life the asset will contribute to cash flows, such as remaining contractual terms, (ii) revenue growth rates and EBITDA margins, (iii) attrition rate of customers, and (iv) the estimated discount rates that reflect the level of risk associated with receiving future cash flows. The significant assumptions used in estimating fair value of trade names include discount rates and estimated royalties that would be paid to license a comparable asset. The royalty rates used in this method are based on published comparable market royalty transactions.

Refer to “Note 2—Summary of Significant Accounting Policies” and “Note 4—Acquisitions” in the Notes to Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements for further information on valuation methods, inputs and assumptions.

Tax Receivable Agreement

During the nine months ended September 30, 2025, the only significant change to our critical accounting estimates relates to the Tax Receivable Agreement. The Tax Receivable Agreement generally provides for the payment by us of 85% of the net cash savings, if any, we realize, or are deemed to realize, as a result of certain tax attributes and benefits covered by the Tax Receivable Agreement.

We estimate our obligation under the Tax Receivable Agreement utilizing various assumptions set forth in the Tax Receivable Agreement, including: (i) a constant combined federal and state corporate tax rate of 26.39%; (ii) we have sufficient taxable income to fully utilize the tax benefits; and (iii) no material changes in tax law. Because the timing and amount of realized tax savings depend on future taxable income, stock price, and exchange activity, actual Tax Receivable Agreement payments could differ materially from estimates. Estimating future taxable income is inherently uncertain and requires judgment. Refer to “Note 14—Tax Receivable Agreement” in Notes to Condensed Consolidated Financial Statements included elsewhere in this prospectus for further information.

Recent Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies” in the Notes to Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements included elsewhere in this prospectus for more information regarding recent accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, we are exposed to financial risks such as changes in interest rates and inflation risk associated with our input costs. We utilize derivative instruments, classified as cash flow hedges, to manage interest rate exposures on our floating rate debt.

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Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt. The interest expense associated with our long-term debt will vary with market rates. We seek to mitigate this risk with an appropriate amount of fixed rate debt obligations through interest rate derivative contracts that fix the interest rate on the respective floating rate debt obligations. Without taking into consideration the effect of our interest rate swap agreements, based upon our outstanding principal amount of floating rate debt of $797.8 million as of September 30, 2025, and $1,590.4 million as of December 31, 2024, an increase in the current interest rate levels of 1.0% would result in an increase in our annual interest expense of $8.0 million and $15.9 million, respectively.

Inflation Risk

While inflation pressures have recently and relatively subsided, rising or consistently high rates of inflation, including as a result of geopolitical tensions and trade wars, have the potential to increase costs of labor and other inputs for our services. We have experienced, and may experience in the future, higher than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions. If our costs are subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases, which could adversely affect our business, results of operations or financial condition.

Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist principally of contract assets and accounts receivable. Exposure to losses on receivables is principally dependent on each customer’s financial condition. We monitor the exposure for credit losses and maintain allowances for anticipated losses. We may also require prepayments for certain of our services. Concentrations of credit risk with respect to our receivables are limited due to the large number of customers comprising our customer base and their dispersion among many different geographies.

Confidential Treatment Requested by Legence Corp.

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INDUSTRY OVERVIEW

We participate in the market for engineering, consulting, installation and maintenance services used in the construction of new industrial, commercial and institutional buildings and upgrades and retrofits to existing buildings in the United States. We focus on buildings’ MEP systems. MEP systems are responsible for a building’s temperature, air quality, power supply, lighting, water supply and sewage. According to 2024 RSMeans Data, MEP engineering and installation costs represent an average of 26% of the total construction budget for new industrial and commercial buildings, and as much as 35% and 39% for laboratories and hospitals, respectively. MEP systems also account for more than 50% of a building’s energy consumption according to the U.S. Energy Information Administration, and therefore, upgrading and maintaining MEP systems is critical to managing a building’s energy costs over its life.

Demand for engineering, consulting, installation and maintenance services for MEP systems is driven primarily by investment in new and existing industrial, commercial and public sector buildings in the United States. Investments in nonresidential buildings in the United States grew from $279 billion in 2021 to $437 billion in 2024, representing a compound annual growth rate of 16%, according to Dodge Construction Network. Investments in buildings in the market segments where we focus—data centers, technology, semiconductors, life sciences, healthcare and education—grew at a 22% compound annual growth rate over the same period, according to Dodge Construction Network, nearly 40% faster than overall investments in nonresidential buildings in the United States. We believe key drivers supporting continued growth in demand for our services include:

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Increasing investment in data centers to support more cloud-based applications and AI. Rapidly growing demand for cloud services, as well as the computational resources required to train and run artificial intelligence models, is driving increasing investment in data centers. Over the past three years, facilities investment in data centers more than tripled from $7 billion in 2021 to $23 billion in 2024 and is forecast to grow at a 22% compound annual growth rate from 2024 to 2029, according to Dodge Construction Network. Approximately 40% of our backlog and awarded contracts for projects in new buildings were data centers as of December 31, 2024.

•

Continued “reshoring” of U.S. manufacturing. A combination of increasing tariffs, growing intellectual property and geopolitical risks, attractive federal incentives for “domestic content” and the narrowing wage gap between U.S. and international workers is prompting many companies to move their offshore manufacturing operations back to the United States. Investment in manufacturing facilities in the United States grew at a compound annual growth rate of 49% from 2021 to 2024, according to Dodge Construction Network, and 89% of manufacturers surveyed are either moving production back to the United States or expanding their existing U.S. facilities which is resulting in increased spending on manufacturing facilities, according to a survey conducted by Rabin Roberts Research on behalf of BDO in October 2023.

•

Growing demand for solutions that can address rising electricity prices and declining power availability. The average price of electricity in the U.S. increased 23% from 2020 to 2024, which compares to an increase of only 8% in the prior ten-year period from 2010 to 2020 according to the U.S. Energy Information Administration. We believe that rising power prices have prompted businesses and institutions to seek ways to make their buildings more energy efficient to mitigate the impact of rising energy costs on their operations. According to a survey of 1,282 companies conducted by the Energy Efficiency Movement in 2024, 93% of businesses are planning to implement energy efficiency upgrades in the next three years and 64% of those are focused on improving their cooling system specifically. According to the World Economic Forum, businesses can reduce their energy usage by as much as 49% and generate an average return on investment of 24% by making energy efficiency upgrades, according to a working paper by the Real Estate Research Institute in conjunction with Lawrence-Berkeley National Laboratory. At the same time as they are confronting higher power prices, we believe that many companies’ growth plans are being constrained by utility delays in

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connecting their new facilities to the grid as load growth outstrips available transmission capacity. Accelerating load growth has prompted regulators, utilities and businesses to implement energy efficiency programs as a lower cost and faster alternative to address load growth as compared to building new generation and transmission and distribution infrastructure.

•

Growing need for outside expertise to help meet expanding corporate sustainability goals. According to the Honeywell Environmental Sustainability Index, while more than 80% of companies have established sustainability targets or goals for 2030, fewer than half of all organizations were extremely optimistic about achieving them. We believe that businesses and institutions will increasingly seek outside expertise to ensure they are able to deliver on the sustainability commitments they have made to shareholders, customers and the communities where they operate. According to IDC, spending on Sustainability Services is expected to grow from $23 billion in 2024 to $35 billion in 2028 in the Americas, representing an 11% compound annual growth rate.

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BUSINESS

Our Company

We are a leading provider of engineering, installation and maintenance services for mission-critical systems in buildings. We focus on high-growth sectors that have technically demanding buildings, including technology, life sciences, healthcare and education. We count more than 60% of the companies in the Nasdaq-100 Index as clients.

Our business is growing rapidly as data centers, manufacturers, pharmaceutical companies, hospitals, schools and universities make investments in both new and existing facilities to support growing demand for their products and services, reduce energy costs and increase resiliency. From 2021 to 2024, our revenues grew at a compound annual growth rate of approximately 39% and, after giving pro forma effect to acquisitions we made over that period, 16%. In 2024, we generated more than half of our revenues from “high growth industries,” which we define as clients operating in the data center and technology and life sciences and health care end-markets. As of September 30, 2025, we had $3.1 billion of backlog and awarded contracts, representing an increase of 29% over the same date last year.

We specialize in designing, fabricating and installing complex HVAC, process piping and other mechanical, electrical and plumbing (“MEP”) systems for new facilities and upgrading HVAC, lighting and building controls in existing facilities to make them more energy efficient and sustainable. In 2024, we generated 32.5% of our revenues from new building projects and 67.5% of our revenues from retrofits, upgrades and maintenance for existing buildings. Our team includes approximately 1,200 MEP engineers and energy consultants, and approximately 3,800 technicians and craftspeople, including HVAC and plumbing service technicians, fitters, electricians and sheet metal workers, of which approximately 570 are responsible for providing maintenance services to over 5,900 clients. We completed more than 50,000 jobs each year for clients across the United States during the period from 2021 through 2024.

Approximately 25% of our revenues in 2024 were generated from clients that engaged us in both our Engineering & Consulting and Installation & Maintenance segments, after giving pro forma effect to acquisitions made over that period. From 2021 to 2024, our revenues that were generated from clients that engaged us in both segments grew at a compound annual growth rate of approximately 28%, after giving pro forma effect to acquisitions made over that period. Our revenues from clients that engaged us in both our Engineering & Consulting and Installation & Maintenance segments, after giving pro forma effect to acquisitions made as of December 31, 2024, were approximately $545 million, $463 million, $350 million and $260 million, respectively, for the years ended December 31, 2024, 2023, 2022 and 2021. Additionally, six of our top ten clients engaged us in both segments during the period from 2021 to 2024, after giving pro forma effect to acquisitions made over that period. We believe that providing a one-stop solution for engineering, installing and maintaining MEP systems results in lower total cost, fewer change orders and faster turnaround times for our clients and higher win rates, better customer retention, incremental margin and more recurring revenue for us.

Our clients include large technology and industrial companies and public sector institutions who contract with us directly to provide services, as well as intermediaries such as architects and general contractors who subcontract MEP services to us as part of a larger project. We served approximately 19,000 clients from 2019 through 2024. In 2024, we generated less than 2% of our revenues from the federal government. Excluding maintenance contracts which can span multiple years, we typically complete most of our jobs within six months. Approximately 70% of our revenues over the period from 2021 to 2024 were from jobs that had contract prices of less than $10 million, after giving pro forma effect to acquisitions made over that period. Our largest client represented approximately 4% of our revenues over the period from 2021 to 2024, after giving pro forma effect to acquisitions made over that period. In certain cases, we manage third-party contractors on behalf of our clients and we may pass those costs on directly to our customers as a specific line item or incorporate them into our overall contract price for the job. In the years ended December 31, 2024 and 2023, respectively, we paid

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subcontractors approximately $350.7 million and $234.8 million, respectively, in connection with their work on our projects. We also frequently purchase certain equipment that we install in our clients’ buildings. We may pass the cost of equipment on directly to our customers as a specific line item or incorporate the cost into our overall contract price for the job. In the years ended December 31, 2024 and 2023, we spent approximately $457.3 million and $385.8 million, respectively, on equipment for our clients’ projects.

We are headquartered in San Jose, California and, as of September 30, 2025, we had approximately 6,300 full-time employees across 74 offices and 45 U.S. states. For the year ended December 31, 2024, we generated $2,098.6 million in revenue, $27.6 million in net loss and $229.6 million in Adjusted EBITDA representing a Net Loss Margin of (1.3)% and Adjusted EBITDA Margin of 10.9%. For the nine months ended September 30, 2025, we generated $1,812.8 million in revenue, $22.6 million in net loss and $211.8 million in Adjusted EBITDA representing a Net Loss Margin of (1.2)% and Adjusted EBITDA Margin of 11.7%. Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures, for a reconciliation to the nearest GAAP financial measure, please see “Prospectus Summary—Non-GAAP Financial Measures.”

Our Strengths

We believe the following strengths of our business position us to capitalize on continued growth in demand for engineering, consulting, installation and maintenance services; reinforce our leadership position in the markets we focus on; and distinguish us from our competitors:

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Direct beneficiary of megatrends. Real annualized private construction spending on data centers and manufacturing facilities was at the highest level ever recorded, rising to $269 billion in February 2025, according to data from the U.S. Census Bureau. We believe our focus on data centers, manufacturing facilities and energy efficiency upgrades positions us to benefit from increasing investment in data centers, the reshoring of manufacturing, rising power prices and accelerating load growth. In 2024, we generated over 63% of our revenues from new building projects from clients in the data centers & technology client end market, and the majority of our revenues from existing building projects from energy efficiency upgrades, sustainability consulting and MEP refurbishments.

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Deep technical expertise in mission-critical systems. We have over 100 years of experience working in technically demanding buildings, and we specialize in designing and installing mission-critical systems, including HVAC systems for data centers and life sciences facilities, and process piping for semiconductor and life sciences manufacturing. We count more than 60% of the companies in the Nasdaq-100 Index as clients and successfully completed more than 350,000 jobs from 2019 to 2024. We believe there are a limited number of companies with our capabilities and expertise which positions us to win market share in these fast-growing sectors.

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National footprint with an established presence in major data center, technology and manufacturing hubs. We serve clients nationwide, hold engineering or contracting licenses in all 50 U.S. states and maintain offices in 20 U.S. states. We believe our national footprint allows us to serve growing clients wherever they are located. We have a longstanding presence in Northern California, Northern Virginia and Phoenix which account for approximately 45% of the capacity from planned and under construction data centers across the United States, according to JLL. We believe our established presence in these key regions positions us to work with rapidly growing firms that are likely to invest in new and existing buildings.

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In-house engineering and consulting capabilities. We offer engineering, consulting and installation as an integrated service to our clients, and we complete approximately 10,000 engineering jobs annually. In-house engineering and consulting allows us to: engage with prospective clients earlier than our competitors who provide only installation services; more accurately estimate job costs, which allows us to price more competitively; minimize change orders, which we believe strengthens our relationships with our clients; shorten the amount of time it takes to conceive and complete projects; deliver higher performing systems; capture incremental margin; and play an integral role in shaping and implementing our clients’ sustainability programs.

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•

In-house fabrication and modular construction capabilities. We have six facilities strategically located across the United States, including an ISO Class 7 cleanroom, where we fabricate and construct modular components, including plenums, ducts, piping, electrical and other components for the systems that we install. Prefabricating components and modular construction at these locations allows us to deliver higher quality at a lower cost and in less time than our competitors who fabricate components in the field. We have served approximately 1,000 clients using our in-house fabrication and modular construction capabilities. Our fabrication and modular construction capabilities also allow us to compete for jobs located in regions where we do not yet have an installation workforce.

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Significant client diversity and small job sizes that mitigate client and project risk. We completed jobs for more than 9,500 clients in 2024. Approximately 70% of our revenues over the period from 2021 to 2024 were from jobs that had contract prices of less than $10 million, after giving pro forma effect to acquisitions made over that period. We believe the large number of clients that we serve, combined with our small average job size, reduces our dependence on any single client, as well as the impact that any individual project has on our profitability. Historically, our smaller jobs have earned higher margins than our larger jobs. We believe 80% of our jobs meet or exceed our initial margin estimates. Between 2021 to 2024, the largest loss we incurred on a job was approximately $1.3 million, after giving pro forma effect to acquisitions made over that period.

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Longstanding relationships with “blue chip,” repeat clients and history of growing revenues from existing clients. We strive to build long-term relationships with large clients that make significant investments in new or existing buildings every year. The average length of our relationship with our top 10 clients is 26 years, with many greater than 40 years, and our net revenue retention of clients from 2021 to 2024 was 121%, reflecting our ability to grow revenues from the same clients over time. Additionally, we have dedicated teams of technicians that are co-located at many of our clients’ facilities to assist with the ongoing renovation, operation and maintenance of their building systems.

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Strong management team and a collaborative, client-centric culture. Our management team has an average of more than 25 years of experience growing high performing service businesses. They are experts at managing large and diverse workforces to deliver projects on-time and on-budget while operating safely. We have a team-oriented culture and encourage candor from our employees, which we believe helps us to succeed and drive operational excellence. We believe that operating with purpose, passion and creativity benefits our clients, stakeholders and employees as well as the communities where we operate.

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Demonstrated ability to attract, cultivate and retain high quality employees. We are a people business that depends on attracting and retaining high quality employees to continue our growth. To ensure we can attract and develop the best employees, we have partnered with trade unions to develop apprenticeship programs for craftsmen and technicians and with universities to create internship and co-op opportunities for engineering students. In 2024, approximately 1,000 apprentices and 185 engineering students gained on-the-job training experience and exposure to our company through our apprenticeship and internship programs. These programs allow us to identify future talent early, as well as expose prospective employees to our company and culture in a more comprehensive manner than is possible through a traditional recruiting process. We also seek to build leadership skills in our existing employees through our Leadership Development Program, which includes leadership summits and training sessions to enhance skills and foster discussions of best practices across the organization.

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Proven acquiror with a track record of successfully integrating acquired companies. We have a successful history of acquiring and integrating businesses to expand our service offerings and geographic footprint. We have a dedicated team of corporate development professionals who focus on identifying privately owned businesses that are undergoing generational transitions or seeking additional opportunities and resources. Our experience is that these companies are often interested in selling to us specifically because of our collaborative culture, history of innovative projects and reputation with key clients. We have completed approximately 20 acquisitions since December 2020,

Confidential Treatment Requested by Legence Corp.

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the majority of which had purchase prices of less than $50 million and were acquired in a bilateral process rather than through a competitive auction. We appoint a dedicated integration project manager and follow an integration “playbook” for every acquisition we make that includes predefined integration tasks designed to increase revenues and drive consistency in administrative and reporting functions. Two of our earliest acquisitions, CMTA and Bel-Aire, which we acquired in August and October 2021, respectively, generated compound annual growth rates in revenues of 17% and 43% from 2021 to 2024, respectively, after giving pro forma effect to acquisitions such businesses made over that period. We believe by applying a consistent playbook to integration, we minimize disruption to our operations and maximize revenue synergies.

Our Growth Strategy

We grew our revenues at a compound annual growth rate of approximately 16% from 2021 to 2024, after giving pro forma effect to acquisitions we made over that period. We intend to continue to grow our revenues by:

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Focusing on high-growth end markets and services, including data centers, life sciences, advanced manufacturing, healthcare and energy efficiency upgrades. Our strategy is to grow our revenues faster than the market by focusing on the sectors that we believe are growing their investment in buildings the fastest. We believe that investment in data centers, life sciences and manufacturing facilities will grow faster than investment in other types of buildings and that energy efficiency upgrades will be a major area for investment in all types of buildings. We are building new client relationships in these industries by hiring additional sales resources with experience and relationships in the sectors we are targeting. We are also elevating the profile of our company and brands through partnerships with key industry associations that we believe are viewed as thought leaders in building technology and sustainability, including the ASHRAE, the GBI Data Center Program and the USGBC. Since 2021, we have added more than 2,500 new clients, after giving pro forma effect to acquisitions we made over that period.

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Growing wallet share with existing, high-value clients. Our strategy is to identify existing high-value clients who we can provide additional services to with the goal of increasing our revenues and deepening our relationships. We are continuously enhancing our processes to ensure that our relationship managers inform our clients about the range of services we offer. We are also intensifying our marketing initiatives to increase awareness of our comprehensive range of services by targeting key decisionmakers and influencers. In particular, we are highlighting our extensive experience in mission-critical building systems and our work in high-growth industries such as data centers and life sciences.

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Increasing recurring revenues by growing our maintenance and service business. We generated approximately 15% of our 2024 revenues from our Maintenance & Service service line, after giving pro forma effect to acquisitions we made in 2024. Our Maintenance & Service revenue grew at a compound annual growth rate of approximately 23% from 2021 to 2024, after giving pro forma effect to acquisitions we made over that period. Maintenance services are attractive to us because they generate higher margins than our other installation services, do not rely on continued investment in facilities to grow and are typically recurring in nature. Our strategy is to increase revenue from maintenance services by hiring additional sales staff and technicians that focus on securing new maintenance contracts. Additionally, we have designed our account management strategies to highlight our maintenance capabilities with the goal of growing our maintenance service work with existing clients.

•

Making “bolt-on” acquisitions that expand our geographic footprint and increase density in demand-rich markets. We believe that acquisitions can accelerate our growth by creating access to new clients, expanding our footprint to new regions and adding capabilities in new areas. We are continuously evaluating potential acquisitions of engineering, consulting, installation and maintenance service providers in the United States. Our strategy is to acquire best-in-class engineering and consulting firms focused on energy efficiency, as well as leading installation and maintenance service

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providers. We seek to acquire companies that have a track record of strong financial performance and safe operations and are in regions that are experiencing significant growth. In addition, we will consider acquisitions of companies with complementary services to our own and companies that operate in attractive international markets.

Segments & Services Lines

We operate through two segments: Engineering & Consulting and Installation & Maintenance.

Engineering & Consulting

Our Engineering & Consulting segment designs HVAC and other MEP systems for buildings, develops strategies to help reduce energy usage and make buildings more sustainable and provides program and project management services for clients’ installation and retrofit projects. Our Engineering & Consulting segment has two principal service offerings:

•

Engineering & Design. We provide planning, design and engineering services for HVAC, process piping and other MEP systems in both new and existing buildings. We also develop strategies for building owners and operators to help reduce their utility consumption and make their operations more sustainable and resilient. We generated approximately 58% of our 2024 Engineering & Consulting segment revenues from selling Engineering & Design services.

•

Program & Project Management. We provide comprehensive program and project management services, including facility condition and operational assessments, space utilization and capacity analyses, funding source identification and construction management. For certain clients, we provide design-build services through ESPCs for building retrofits. Under ESPC contracts, financing sources provide the funds required to pay us for the upgrades and receive a portion of the client’s energy savings to recoup their investment and generate a return. We generated approximately 42% of our 2024 Engineering & Consulting segment revenues from selling Program & Project Management services.

Installation & Maintenance

Our Installation & Maintenance segment fabricates and installs HVAC systems, process piping and other MEP systems in new and existing industrial, commercial and institutional buildings and provides ongoing preventative and corrective maintenance services for those systems. Our Installation & Maintenance segment has two principal service offerings:

•

Installation & Fabrication. We provide HVAC, electrical, plumbing, process and control system installations, refurbishments and renovations in technically demanding new and existing buildings. We perform both “design-build” and “plan and specification” (“P&S”) projects. Under design-build projects, we provide the design for the project and install it. Under P&S projects, our client is responsible for designing the project and we install it to their specifications. For certain jobs, we also fabricate customized components that are not readily available for purchase from other third-party vendors or provide modular construction services based on a client’s specifications. We generated approximately 79% of our 2024 Installation & Maintenance segment revenues from Installation & Fabrication services.

•

Maintenance & Service. We provide preventative maintenance, emergency repair and break-fix services over the life of a building’s mechanical systems. Our services include regular inspections and maintenance to prevent downtime; responding to calls and sending technicians onsite to repair a system failure or malfunction; and other complementary services such as facility energy analysis, automation and optimization, system certification and testing. We typically provide preventative maintenance services under annual or longer-term agreements that range from one to five years. We generated approximately 21% of our 2024 Installation & Maintenance segment revenues from Maintenance & Service work.

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Sales & Marketing

We go to market as “Legence” or one of our other registered or unregistered brands as “a Legence Company” depending on the scope of services and the strength of the particular brand in the market. Our principal Engineering & Consulting brands include CMTA, P2S, Shadpour Consulting Engineers, RE Tech Advisors and Black Bear. Our principal Installation & Maintenance brands include Therma, A.O. Reed, Bel-Aire Mechanical, VarcoMac, Gilbert Mechanical Contractors and Yearout.

We utilize a “seller-doer” approach to client sales and project origination. Under this model, all client-facing employees have the ability and are encouraged to originate new sales opportunities. Our engineers, consultants, project managers and technicians take the lead in identifying and securing new business and are supported by a team of dedicated sales professionals. We believe our approach maximizes interaction with key decisionmakers at prospective and existing clients, increases the credibility of our offering because the same individuals provide the service that make the sale and enables us to sell a large number of jobs with minimal sales and marketing expense.

We seek to increase awareness of our company and capabilities through participation in key industry organizations, conferences and events including ASHRAE, Greenbuild, Data Center Dynamics, the American Society for Healthcare Engineering and the International Facility Management Association, among others. We also use digital marketing, including search engine optimization, social media and content marketing, combined with targeted public relations efforts, such as securing industry media coverage, to drive lead generation.

Clients

We generally refer to the owner or operator of the building we work in as our “client.” Our contractual customer may or may not be the client as we often are contracted through intermediaries such as architects and general contractors who subcontract MEP services to us as part of a larger project, as is customary in our industry. We provided services to more than 19,000 clients from 2019 through 2024 who operate in diverse end markets, including data centers, life sciences, healthcare, semiconductors, manufacturing and education. We typically have long-term relationships with our clients, and, as of December 31, 2024, the average length of our relationship with our top 10 clients was 26 years. Certain of our client relationships have existed for over 40 years. The following chart sets forth our 2024 revenues by client end market:

2024 Revenues by Client End Market

35%
19%
16%
4%
8%
18%
Data Centers & Technology
Education
Life Sciences & Healthcare
State & Local Government
Mixed-Use
Other

Note: For the fiscal year ended December 31, 2024.

From 2021 to 2024, no client represented more than 5% of our revenues, after giving pro forma effect to acquisitions we made over that period. Our top 10 clients represented approximately 21% of our revenues over the period from 2021 to 2024, after giving pro forma effect to acquisitions made over that period.

Human Capital

Employees. As of September 30, 2025, we had approximately 6,300 full-time employees. We have 40 active collective bargaining agreements covering approximately 3,800 employees which are typically renewed

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every three years. We have not experienced any significant grievances, strikes or work stoppages over the past decade. We believe our relations with employees covered by collective bargaining agreements are good.

Recruiting and Training. Our continued success depends, in part, on our ability to attract, retain and motivate qualified engineers, consultants, project managers, craftworkers and service technicians. We believe our success in retaining qualified employees will be based on the quality of our recruiting, talent development, project experience and opportunities for advancement. We provide numerous training programs for our employees on topics including safety, engineering and technical training, anti-harassment, anti-discrimination and inclusion, as well as digital learning opportunities and on-the-job training including apprenticeship and leadership programs. We also provide co-op programs which serve as experiential learning opportunities and a recruitment channel for college students looking for careers in engineering, consulting and construction.

Safety. We have established comprehensive safety programs throughout our operations designed to comply with our internal safety standards as well as applicable federal, state and local laws and regulations. We have a dedicated safety task force that is responsible for planning and implementing safety initiatives and programs across our company. Our total recordable incident rate per one hundred employees per year was 0.47 during 2024. Our lost-time incident rate per one hundred employees per year was 0.09 during 2024. These rates were 84% and 93% lower than the most recently published U.S. Bureau of Labor Statistics’ overall rates for our industry, respectively.

Competition

We compete with national, regional, and local companies, including many small, owner-operated entities that operate their businesses in a limited geographic area. National competitors of our Engineering & Consulting segment include Affiliated Engineers Inc., Stantec Inc. and WSP Global, Inc. National competitors of our Installation & Maintenance segment include Comfort Systems USA, Inc., ACCO Engineered Systems, Inc. and Southland Industries, Inc.

We believe our strategy of providing a comprehensive suite of engineering, consulting, installation and maintenance services gives us a competitive advantage over smaller competitors and competitors with more limited capabilities.

Customer Contracts

Historically, the vast majority of our revenues have been generated by customer contracts that are fixed-price. Under our fixed-price contracts, we are obligated to deliver a specific scope of services for a fixed-price. When a project requires changes to the scope of services in a fixed-price contract, we charge amounts over and above the fixed-price to compensate us for the changes. Approximately 70% of our revenues over the period from 2021 to 2024 were from jobs that had contract prices of less than $10 million, after giving pro forma effect to acquisitions made over that period. Our largest job represented approximately 1% of our revenues over the period from 2021 to 2024, after giving pro forma effect to acquisitions made over that period.

The materials and components we use in our projects include ductwork, pipe, valves, fittings, electrical wire, conduit and fixtures, fabricated steel and sheet metal and are generally available from a large number of domestic or foreign suppliers at competitive prices. Import tariffs on any materials and components we procure internationally are passed through to our clients. We are not overly dependent on any vendor or supplier of technologies or products.

Certain contracts require us to purchase equipment for projects. When equipment purchase is part of a contract, we typically do not take exposure to increases in the price of equipment. We are equipment vendor agnostic and do not have exclusive relationships with any vendor or supplier of equipment used in our clients’ buildings. We seek to identify the highest performing equipment for our clients’ requirements.

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Some of our contracts require bonding and contain liquidated damages provisions tied to a timeline for completion of the project. We maintain relationships with multiple surety bonding providers and have not historically had any difficulties obtaining bonding for our projects. In the ten years prior to December 31, 2024, we did not receive a claim for liquidated damages in excess of $100,000.

Seasonality

Our business is subject to seasonal variations. Demand for new installation and replacement is generally lower during the winter months due to reduced construction activity during inclement weather and less use of air conditioning during colder months. Demand for our services is generally higher in the second and third calendar quarters due to increased services activity and increased use of air conditioning during the warmer months. Additionally, activity levels in our business can be impacted by state and local government fiscal spending cycles, which can be impacted by a wide variety of factors.

Facilities

Our corporate headquarters are located in San Jose, California. As of December 31, 2024, we operated out of more than 70 locations across 20 U.S. states, all of which were leased locations. Our lease terms vary from month-to-month to multi-year commitments of up to 31 years, while our average commitment is approximately seven years. Our facilities include six fabrication facilities totaling more than 450,000 square feet, including an ISO Class 7 cleanroom. Our facilities, except for our fabrication facilities, are not limited to a specific segment. Our six fabrication facilities are allocated to our Installation & Maintenance segment. We believe that our existing facilities are adequate for our current requirements and comparable or alternative space is readily available to accommodate our operations.

Insurance and Risk Management

We maintain a comprehensive general liability insurance policy with an umbrella policy and multiple excess policies that cover losses beyond the general liability limits. Our umbrella and excess policies are attached to our general liability, workers compensation and automobile liability policies. We also maintain workers’ compensation, automobile and other insurance policies that are required in our industry. When we perform higher-risk work, we obtain, if available, the necessary types of insurance coverage for such activities, as is typically required by our clients. We obtain insurance coverage through a broker that is experienced in our industry. The broker and our risk manager regularly review the adequacy of our insurance coverage and overall program as well as our contracts to ensure compliance with our insurance requirements. Because there are various exclusions and retentions under our policies, or an insurance carrier may become insolvent, there can be no assurance that all potential liabilities will be covered by our insurance policies or paid by our carrier. We evaluate the risk associated with insurance claims. If we determine that a loss is probable and reasonably estimable, we establish an appropriate reserve in consultation with our assigned insurance adjustor. A reserve is not established if we determine that a claim has no merit or is not probable or reasonably estimable. We conduct quarterly claim reviews to address our insurance exposure and current reserves. We believe our historic levels of insurance coverage and reserves have been adequate.

Recent Acquisitions

We have made approximately 20 acquisitions since December 2020. The following are the acquisitions we made in 2023 and 2024 whose trailing 12 months revenue exceeded $50 million, which are insignificant for financial reporting purposes:

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In July 2024, Legence acquired AMA Consulting Engineers Holdings LLC, a provider of engineering services focused primarily on technology, media and broadcasting markets in New York, New Jersey, California and Florida.

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•

In March 2024, Legence acquired P2S, LP, a provider of engineering services primarily to the healthcare and education markets, with a significant presence in Los Angeles, California and Seattle, Washington.

•

In September 2023, Legence acquired A.O. Reed & Co., LLC, a provider of mechanical contracting services, including design, installation and maintenance primarily for the life sciences and healthcare markets throughout Southern California.

Corporate Sustainability

We have set clear commitments to develop and implement sustainability initiatives across our organization. Our business is not only committed to creating energy efficient, healthy and resilient buildings for our clients, but also committed to reducing our own carbon footprint.

Our business is defined by our people, and we will continue to prioritize our employees by offering comprehensive training programs, opportunities to connect with local communities and employee benefits that create a better working environment. We are committed to: (i) empowering meaningful and purposeful career pathways to support the development of a resilient workforce; (ii) tracking, maintaining and reporting on diversity data as appropriate; (iii) increasing hiring of qualified talent from a variety of backgrounds and perspectives including veteran hiring; and (iv) fostering charitable giving and sustainable community development.

Legence’s leadership and executive teams hold our entire organization accountable for demonstrable industry leadership and compliance. We seek to: (i) maintain a board of directors that reflects a diverse range of experiences and expertise; and (ii) create an executive leadership team, formal committees and councils to drive strategic initiatives and guide the success of our services lines. We have published a number of policies, including Anti-Corruption, Code of Ethics, Crisis Communication, Delegation of Authority, Information Management and Whistleblower Mechanisms. We are committed to regularly reporting on our sustainability initiatives to stakeholders through our annual corporate sustainability report.

Regulation

Our business and operations are subject to various federal, state and local laws and regulations, including requirements related to: (i) licensing requirements applicable to engineering, construction and service technicians; (ii) wage, hour and other employment regulations; (iii) regulations relating to worker safety and protection of the environment; (iv) building and MEP codes and zoning ordinances; (v) special bidding and procurement requirements on public sector projects; and (vi) other regulations applicable to our project sites from time to time.

Licensing Requirements. Many state and local regulations governing the MEP and HVAC trades require individuals to hold permits or licenses, the validity of which, depending on the type, may range anywhere from one to three years from the time of initial grant or renewal. In some cases, a required permit or license held by a single individual may be sufficient to authorize specified activities for all of our service technicians who work in the state or county that issued the permit or license. To mitigate the possibility of delays or other adverse impacts on any such specified activities, we seek to ensure that, where possible, we have at least two employees who hold any such permits or licenses in a particular geographic region. Our engineer employees are also subject to various state and local professional licensing requirements. Failure to obtain or comply with, or the loss or modification of, the conditions of such licenses may subject us to the risk of penalties or other liabilities or prevent us from bidding on or completing projects for our customers. The reports and opinions that we regularly issue to clients based on our professional credentials may require us to comply with professional standards, licensing requirements and other laws and rules governing the performance of professional services in the jurisdiction in which the services are performed. While we aim to include disclaimers in the reports and opinions that we prepare for our clients, we are unable to control the manner in which our clients use such information included in

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the reports and opinions. If such reports or opinions prove to be incorrect, or our clients misuse such information, our professional licenses in the relevant jurisdiction may be reviewed or revoked, and we may be subject to lawsuits by our clients.

Employment Regulations. Our operations are subject to a variety of federal, state, local and international laws and regulations. These include regulations relating to worker safety, such as those enforced by OSHA; wage and hour laws, including the Fair Labor Standards Act, as well as those associated with collective bargaining agreements and our unionized workforce under the National Labor Relations Act and immigration regulations applicable to U.S. and cross-border employment. Failure to comply with applicable regulations could result in lawsuits, penalties or fines.

Climate Change and Sustainability Regulations. Various governmental authorities in the United States have adopted or proposed, and may continue to propose, legislative and regulatory initiatives regarding the management of sustainability-related topics, including climate change, and disclosures on such matters. For example, in October 2023, California enacted various pieces of legislation that will require (i) companies that do business in California and meet certain annual financial thresholds to publicly disclose their Scopes 1, 2 and 3 GHG emissions, with third party assurance of such data, and issue public reports on their climate-related financial risk and related mitigation measures and (ii) companies that operate in California and make certain climate-related claims, including those regarding net zero, carbon neutrality and emissions reductions to provide substantiation for such claims, including information on the use of voluntary carbon credits, where applicable (collectively, the “California Climate Laws”). Certain of the California Climate Laws have already been subject to legal challenges, which are ongoing. For these reasons, we cannot currently predict with certainty the timing and costs of implementation or any potential adverse impacts resulting therefrom. Separately, various regulators have adopted, or are considering adopting, regulations on environmental and sustainability marketing claims or the prevention of greenwashing more generally, including, but not limited to the use of “sustainable,” “eco-friendly,” “green” or similar language in the marketing of products and services or the prevention of greenwashing more generally. Failure to comply with these greenwashing laws and other applicable climate change and sustainability regulations could result in, among other things, lawsuits, penalties or fines, and could also cause reputational harm to our business.

Environmental, Health and Safety Regulations. Our business involves the planning, design, project management, installation, maintenance and service at various project sites. We also perform work in and around sensitive environmental areas, such as rivers, lakes and wetlands. We and our operations are subject to various federal, state and local environmental laws and regulations that govern, among other things, discharges to air and water; the handling, storage and disposal of hazardous substances or waste materials; the remediation of contamination associated with the releases of hazardous substances; and human health and safety, including, as amended, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the National Environmental Policy Act, the Occupational Safety and Health Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Toxic Substances Control Act. For example, we are required to comply with specific requirements imposed by the federal Clean Air Act on the use and handling of ozone-depleting refrigerants such as chlorofluorocarbons or hydrochlorofluorocarbons and the management of, and certification of our service technicians involved in, the service or repair of equipment containing these refrigerants. Failure to comply with any environmental, health or safety laws or regulations, whether actual or alleged, exposes us to, among other things, fines, penalties or potential litigation liabilities, including costs, settlements and judgments.

Industry-Specific Regulations. As a provider of engineering, consulting, installation and maintenance services for MEP and HVAC systems in buildings, our projects and recommendations must conform to all applicable electric reliability, building and safety, zoning and other applicable laws, codes and ordinances. Further, various federal, state, provincial and local permits may be required to complete a particular project. These process for obtaining such permits may be complex and negatively impacted by regulatory and permitting delays, as well as private legal challenges related to regulatory requirements.

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Government Contracting Regulations. A portion of the Company’s sales results from contracts with governmental customers within the United States. The Company remains subject to a number of risks associated with government contracting including changes in the government’s spending priorities, the availability of appropriated funds, and changes in policies and laws pertaining to government contractors. The Company’s government contracts include terms and conditions otherwise not applicable to commercial arrangements including the government’s ability to terminate these contracts for convenience, either in whole or in part. In the event of such a termination, the Company generally would be entitled to allowable costs incurred in performance plus reasonable profit realized for the work performed up to the date of termination. Government customers may also terminate a contract for default in the event of the contractor’s uncured breach in which case the contractor will generally be entitled to payment for the portion of the work accepted by the government customer, but the Company may be exposed to loss for the proportion of work yet to be accepted by the government. In addition, reputational harm may result from the termination of a contract for default that could impact a contractor’s ability to obtain new government contract awards. Violations of specific laws or regulations including ethical requirements could lead to fines, contract termination and the possibility of being suspended or debarred from receiving future government contract awards. A small portion of the Company’s work requires one of the Company’s brands to maintain security clearances, both for itself and for certain employees, which the government has substantial discretion in maintaining in the future.

Anti-Corruption and Trade Regulations. Some of the components and materials used in our business are purchased from foreign parties, such as steel and aluminum. In connection with such purchases, we may be subject to restrictions imposed by tariffs, economic sanctions and other trade regulations which can impact sourcing and transportation of goods. We are also subject to anti-corruption laws prohibiting bribery of both domestic and foreign government officials, including the U.S. FCPA.

Project-Specific Regulations. From time to time, we may take on projects that require us to comply with project-specific rules or requirements, including regulations relating to the handling, treatment, storage and disposal of hazardous materials, regulations relating to aviation activities, limitations on the availability or sourcing of materials or components for our clients’ projects, public health regulations, or regulations regarding the engagement of suppliers and subcontractors that meet diverse-ownership or disadvantaged-business requirements. For example, our projects involving healthcare facilities have in the past required any personnel assigned to those projects to receive certain vaccines. Project-specific requirements may cause delays in initiating or completing such projects as we seek to hire qualified personnel or acquire appropriate materials. Further, our relative unfamiliarity with certain regimes may increase our risk of noncompliance.

Failure to comply with applicable regulations, however, could cause delays, subject us to lawsuits, substantial fines, revocation of our operating licenses, and/or give rise to termination or cancellation rights under our contracts or disqualify us from future bidding opportunities, among other things. Further, we incur substantial costs in complying with, and monitoring our compliance with applicable rules and regulations. See the sections titled “Risk Factors—Risks Related to Regulations” and “Risk Factors—Risks Related to the Environment, Health and Safety” for additional information.

Legal Proceedings

We are party to various legal proceedings and claims in the ordinary course of our business. We believe these matters will not have a material adverse effect on our business, financial condition or results of operations. See Note 17 of our Consolidated Financial Statements for additional information about these legal proceedings.

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MANAGEMENT

The following table sets forth the names, ages and titles of our directors and executive officers:

Name	Age	Position
Jeffrey Sprau	61	Chief Executive Officer and Director
Stephen Butz	54	Chief Financial Officer
Gregory Barnes	46	Chief Human Resources Officer
Bryce Seki	49	General Counsel and Secretary
Stephen Hansen	57	Chief Operating Officer
Justin Schwartz	46	Chief Strategy Officer
Terrence Keenen	65	Director and Chairman
David Coghlan	66	Director
Christie Kelly	64	Director
Bilal Khan	45	Director
Robert Mitchell Nimocks	36	Director

Jeffrey Sprau is our Chief Executive Officer and a director. Mr. Sprau has served as our Chief Executive Officer since January 2025, as director on our board of directors since August 2025, and as the Chief Executive Officer of Legence Parent since October 2020, when he was also appointed to Legence Parent’s Board of Managers. Prior to the formation of Legence Parent, since April 2019, Mr. Sprau served as the Chief Executive Officer of Therma Holdings LLC, the predecessor to Legence Parent. Prior to joining Therma Holdings LLC, Mr. Sprau served as the President of BrandSafway from July 2017 to October 2018, in various roles at Safway Group, including as President of the U.S. Division and President of the East Division from January 2011 to June 2017 and before that in various roles at Johnson Controls International plc (NYSE: JCI), including General Manager of the company’s Wisconsin operations. Mr. Sprau began his career as a marketing engineer with Trane Technologies plc (NYSE: TT). Mr. Sprau has a Bachelor of Science in Industrial Engineering from Iowa State University and a Master of Business Administration from Mercer University’s Stetson-Hatcher School of Business. Because of his technical and commercial acumen, along with his experience leading large and high performing service operations, we believe Mr. Sprau is well qualified to serve on our board of directors.

Stephen Butz is our Chief Financial Officer. Mr. Butz has served as our Chief Financial Officer since January 2025 and as the Chief Financial Officer of Legence Parent since November 2021. Prior to joining Legence Parent, Mr. Butz served as the Executive Vice President and Chief Financial Officer of Noble Corp. (NYSE: NE) from December 2019 to March 2020. Prior to joining Noble Corp., Mr. Butz held roles across the offshore drilling industry, including as the Executive Vice President and Chief Financial Officer of Rowan Companies plc and Hercules Offshore, Inc. Mr. Butz began his career as a banking officer at First Interstate Bank in Houston, Texas. Mr. Butz has a Bachelor of Business Administration in Finance from the McCombs School of Business at the University of Texas at Austin.

Gregory Barnes is our Chief Human Resources Officer. Mr. Barnes has served as our Chief Human Resources Officer since January 2025 and as the Chief Human Resources Officer of Legence Parent since July 2021. Prior to joining Legence Parent, Mr. Barnes served as Chief Human Resources Officer of Apache Industrial Services from January 2019 to July 2021, in various roles at BlueLine Rental, including Vice President of Human Resources, from June 2015 to December 2018 and in various roles at General Electric Co. (NYSE: GE) from May 2009 to May 2015. Mr. Barnes has a Bachelor of Science in Chemical Engineering from the University of Houston and a Master of Business Administration from the Goizueta Business School at Emory University.

Bryce Seki is our General Counsel and Secretary. Mr. Seki has served as our General Counsel and Secretary since January 2025 and as the General Counsel of Legence Parent since October 2021. Prior to joining Legence Parent, Mr. Seki served in various roles at Pioneer Energy Services, including General Counsel and Vice President—Associate General Counsel, from May 2011 to October 2021. Prior to these roles, Mr. Seki was an

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attorney at Fulbright & Jaworski L.L.P. (now Norton Rose Fulbright US LLP) in San Antonio, Texas. Mr. Seki has a Bachelor of Arts from the University of Notre Dame and a Doctor of Jurisprudence from Notre Dame Law School.

Stephen Hansen is our Chief Operating Officer. Mr. Hansen has served as our Chief Operating Officer since January 2025 and as the Chief Operating Officer of Legence Parent since July 2021. Prior to the formation of Legence Parent, since April 2019, Mr. Hansen served as the President of Therma Holdings LLC, the predecessor to Legence Parent. Mr. Hansen’s work with Therma Holdings LLC and its affiliates spans more than 22 years, during which, in addition to serving as President, he served in various leadership roles which have included General Foreman, Labor Superintendent, Project Manager, Operations Manager, and Executive Vice President. Additionally, Mr. Hansen is a member of the Mechanical Contractors Association board and the Silicon Valley Pipe Trades board. Mr. Hansen brings 35 years of mission-critical industry experience to his current Chief Operating Officer role. Early in his career Mr. Hansen completed two apprenticeships: one in sheet metal and the other as an HVAC service technician.

Justin Schwartz is our Chief Strategy Officer. Mr. Schwartz has served as our Chief Strategy Officer since September 2025. Prior to that, he served as our Chief Development Officer beginning in January 2025 and as the Chief Development Officer of Legence Parent beginning in November 2021. Prior to that, he served as President of Kepler Energy / P3 Energy from 2019 to 2021. From 2008 to 2018, he served in various roles at Sithe Global Power, LLC, which culminated with his service as the Senior Vice President, Development. Before that, he worked as an Infrastructure Finance Specialist at World Bank Group from 2005 to 2008. From 2003 to 2004, he was a Political Affairs Officer at the U.S. Department of State. Additionally, he worked as an Associate at Fulcrum Global Partners from 2002 to 2003, and at the U.S. Department of State’s U.S. Mission to the United Nations in 2001. Mr. Schwartz has a Bachelor of Arts in Political Science and Art History from the University of Michigan and a Master of International Affairs in Development Economics from Columbia University.

Terrence Keenen serves as a director of Legence, a position which he has held since September 2025. Mr. Keenen is currently the Chief Executive Officer at Titan Partners. Prior to joining Titan Partners in December 2017, he served in various roles at Climatec, Honeywell (Nasdaq: HON) and Procter & Gamble (NYSE: PG). Mr. Keenen serves as the board chair of Trystar and previously served as a board member of Fidelity Building Services Group. Mr. Keenen has a Bachelor of Arts in Finance from the California State University, Fullerton. Because of his expertise in the infrastructure and construction industries, we believe Mr. Keenen is well qualified to serve on our board of directors.

David Coghlan serves as a director of Legence, a position which he has held since December 2025. Mr. Coghlan has served as a board member of Justrite Safety Group, a global leader in industrial safety solutions, since September 2021, and currently serves on other private company boards based out of New Jersey and Michigan. Mr. Coghlan previously served as Senior Managing Director of Madison Industries from April 2014 to April 2021, where he also chaired various privately held companies between 2015 and 2021. Before that, Mr. Coghlan previously served as Watts Water Technologies, Inc.’s (NYSE: WTS) Chief Executive Officer and President from January 2011 to February 2014, Chief Operating Officer from January 2010 to January 2011 and President of North America and Asia from June 2008 to January 2010. Prior to that, Mr. Coghlan served as Vice President of Global Parts for Trane Inc. from April 2004 to May 2008. Mr. Coghlan also held several management positions in the United States and internationally within the Climate Control Technologies segment of Ingersoll-Rand Company Limited from 1995 to December 2003. Before joining Ingersoll-Rand Company Limited, Mr. Coghlan worked for several years with the management consulting firm of McKinsey & Co. in both the United Kingdom and the United States. Mr. Coghlan has a Bachelor of Commerce in Finance from the University College Dublin and a graduate degree in Marketing from the Marketing Institute of Ireland. Because of his extensive global experience in executive and non-executive advisory roles, with a focus on corporate strategy development and execution, talent development, organic and inorganic growth and operational excellence, we believe Mr. Coghlan is well qualified to serve on our board of directors.

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Christie Kelly serves as a director of Legence, a position which she has held since September 2025. Ms. Kelly most recently served as the Executive Vice President, Chief Financial Officer and Treasurer of Realty Income Corporation (NYSE: O) from January 2021 to December 2023. Prior to joining Realty Income Corporation, she served as Executive Vice President and Global Chief Financial Officer of Jones Lang LaSalle Incorporated (NYSE: JLL) from July 2013 to September 2018 and as the Executive Vice President and Chief Financial Officer of Duke Realty Corporation (NYSE: DRE) from 2009 to June 2013. Prior to that, Ms. Kelly was a Senior Vice President of Global Real Estate at Lehman Brothers from 2007 to 2009 and held various finance and operational financial management roles at General Electric from 1983 to 2007. Ms. Kelly has served as a director of Park Hotels & Resorts Inc. (NYSE: PK) since December 2016 and currently serves as chair of its audit committee and as a member of its compensation committee. In addition, since May 2013, Ms. Kelly has served on the board of directors of Kite Realty Group Trust (NYSE: KRG) and currently serves on its audit committee and corporate governance and nominating committee. Ms. Kelly also serves on the board of Gilbane Inc., a private global development company, and previously served on the board of Realty Income Corporation from November 2019 until January 2021. Ms. Kelly has a Bachelor of Arts in Economics from Bucknell University. She has also been recognized as one of the Women of Influence by the Indianapolis Business Journal. Because of her extensive experience and expertise as a leader in the real estate industry, specializing in financial management, mergers and acquisitions and capital markets transactions, as well as her significant public company directorship experience, we believe Ms. Kelly is well qualified to serve on our board of directors.

Bilal Khan serves as a director of Legence, a position which he has held since January 2025, and is a Senior Managing Director in the Private Equity Group at Blackstone (NYSE: BX). Since joining Blackstone in November 2009, Mr. Khan has been involved in the execution of several Blackstone energy transition investments. Before joining Blackstone, Mr. Khan was an Associate at GTCR Golder Rauner from July 2005 to June 2007, where he was involved with the analysis and execution of private equity investments in a wide range of industries. Prior to that, Mr. Khan worked in the Mergers and Acquisitions department at Lazard Frères (NYSE: LAZ) focused on Power & Utilities clients from June 2003 to May 2005. Mr. Khan serves as a Director of Array Technologies, Inc. (Nasdaq: ARRY), Fisterra Energy, Transmission Developers, Aypa Power, Xpansiv, Irth Solutions, Energy Exemplar, Trystar, Lancium and Potomac Energy. Mr. Khan has a Bachelor of Science in Applied Economics from Cornell University, where he graduated magna cum laude. He also received a Master of Business Administration from the Wharton School of the University of Pennsylvania and a Master of Arts in International Studies from the University of Pennsylvania. Because of Mr. Khan’s broad knowledge of the infrastructure and energy industries and many years of experience investing in this sector, we believe Mr. Khan is well qualified to serve on our board of directors.

Robert Mitchell Nimocks serves as a director of Legence, a position which he has held since January 2025, and is a Managing Director in the Private Equity Group at Blackstone (NYSE: BX), where he focuses on investments in the energy and energy transition sectors. Since joining Blackstone in June 2019, Mr. Nimocks has been involved with the firm’s investments in Blue Sky Infrastructure, Cliff Swallow, Geosyntec, Legence, Olympus and Westwood. Prior to joining Blackstone, Mr. Nimocks was a Vice President at Riverstone, an energy-focused private equity firm, from June 2017 to April 2019 and an Associate from July 2013 to July 2015. Prior to Riverstone, he was an analyst at Credit Suisse in the Global Energy Group from July 2011 to June 2013. Mr. Nimocks has a Bachelor of Science in Computer Engineering, cum laude, from Tufts University and a Master of Business Administration from Harvard Business School. Because of his experience in the infrastructure and energy industries, we believe Mr. Nimocks is well qualified to serve on our board of directors.

Board of Directors

We currently have six directors. Our board of directors has determined that David Coghlan, Terrence Keenen, Christie Kelly, Bilal Khan and Robert Mitchell Nimocks are independent under the Nasdaq listing standards.

Our amended and restated certificate of incorporation provides that our board of directors are divided into three classes of directors, with the directors serving three-year terms. See the section entitled “Description of

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Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law” for additional information. Our board of directors is divided among the three classes as follows:

•	Our class I directors are David Coghlan and Bilal Khan, and their term will expire at the first annual meeting of stockholders following our IPO;

•	Our class II directors are Christie Kelly and Robert Mitchell Nimocks, and their term will expire at the second annual meeting of stockholders following our IPO; and

•	Our class III directors are Terrence Keenen and Jeffrey Sprau, and their term will expire at the third annual meeting of stockholders following our IPO.

In addition, our amended and restated certificate of incorporation provides Blackstone with the right to designate or nominate a majority of the members of our board of directors so long as it and its affiliates collectively beneficially own at least 50% of the voting power of our capital stock entitled to vote generally in the election of directors. When Blackstone and its affiliates collectively beneficially own less than 50% but at least 20% of the voting power of our capital stock entitled to vote generally in the election of directors, they will have the right to generally designate or nominate a proportional number of directors to our board of directors. When Blackstone and its affiliates collectively beneficially own less than 20% but at least 5% of the voting power of our capital stock entitled to vote generally in the election of directors, they will have the right to designate or nominate one director to our board of directors.

In evaluating director candidate’s qualifications, we assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance our ability to manage and direct our affairs and business, including the ability of our board of directors’ committees. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Status as a Controlled Company

Because Blackstone will own over a majority of our outstanding Common Stock following the completion of this offering, we will continue to be a controlled company under the Nasdaq corporate governance standards. A controlled company need not comply with the applicable corporate governance rules that its board of directors have a majority of independent directors and independent compensation and nominating and governance committees. Notwithstanding our status as a controlled company, we will remain subject to the applicable corporate governance standard that requires us to have an audit committee composed entirely of independent directors. As a result, our audit committee must have at least three independent directors within one year of the listing date.

While these exemptions apply to us as long as we remain a controlled company, our board of directors nonetheless consists of a majority of independent directors within the meaning of the Nasdaq listing standards currently in effect and we have independent compensation and nominating and corporate governance committees.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors, and we may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors has the composition and responsibilities described below.

Audit Committee

Our audit committee consists of David Coghlan and Christie Kelly, and Christie Kelly serves as the chair. As required by the rules of the SEC and listing standards of the Nasdaq, the audit committee consists solely of independent directors, subject to the phase-in exceptions. Those rules permit us to have an audit committee that

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has one independent member at the date our Class A Common Stock is first listed on the Nasdaq, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. The SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert,” which is defined as a person whose experience yields the attributes outlined in such rules. Christie Kelly satisfies this requirement.

This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to them, their performance and our accounting practices. In addition, the audit committee oversees our compliance programs relating to legal and regulatory requirements. We have adopted an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards, including SOX.

Compensation Committee

Our compensation committee consists of David Coghlan, Terrence Keenen and Bilal Khan, and David Coghlan serves as the chairman. As required by the rules of the SEC and listing standards of the Nasdaq, the compensation committee consists solely of independent directors, subject to the phase-in exceptions.

This committee establishes salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee also administers our incentive compensation and benefit plans. We have adopted a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the Public Company Accounting Oversight Board and applicable Nasdaq standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Terrence Keenen, Christie Kelly, Bilal Khan and Robert Mitchell Nimocks, and Terrence Keenen serves as the chairman. As required by the rules of the SEC and listing standards of the Nasdaq, the nominating and corporate governance committee consists solely of independent directors, subject to the phase-in exceptions.

This committee identifies, evaluates and recommends qualified nominees to serve on our board of directors; develops and oversees our internal corporate governance processes and maintains a management succession plan. We have adopted a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of another public company that has an executive officer that serves on our board of directors or compensation committee. No member of our board of directors is an executive officer of another public company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Ethics

Our board of directors adopted a code of ethics applicable to our employees, directors and officers that complies with applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Corporate Governance Guidelines

Our board of directors adopted corporate governance guidelines in accordance with the corporate governance rules of the Nasdaq.

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COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our “named executive officers,” who consist of our executive officers, including our principal executive officer and principal financial officer. For fiscal year 2024, our named executive officers were:

•	Jeffrey Sprau, Chief Executive Officer and member of the Board of Managers of Legence Parent;

•	Stephen Butz, Chief Financial Officer;

•	Gregory Barnes, Chief Human Resources Officer; and

•	Bryce Seki, General Counsel.

Historical Compensation Decisions

Prior to the IPO, we were a private company. As a result, the compensation awarded to, earned by, or paid to our directors and named executive officers for 2024 was provided by and determined in accordance with policies and practices developed by the Board of Managers of Legence Parent, in collaboration with the Chief Executive Officer. Such compensation was designed to attract and retain individuals qualified to manage and lead our Company and to also motivate them to contribute to the achievement of our financial goals and ultimately create and grow our equity value. In connection with the IPO, our board of directors established a compensation committee that has assumed responsibility for establishing, maintaining and administering our compensation and benefit policies, as further discussed below.

Compensation Philosophy and Objectives

Our board and/or compensation committee, as applicable, are responsible for the review and approval of the compensation of our named executive officers, and oversee and administer our executive compensation programs and initiatives. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our named executive officers for fiscal year 2024 is not necessarily indicative of how we will compensate our named executive officers following the IPO.

We have strived to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our named executive officers. Our executive compensation program is designed to:

•

attract, retain and motivate talented and experienced executives in our industry who are capable of advancing our mission and strategy and, ultimately, creating and maintaining our long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute our strategy in an industry characterized by competitiveness and a challenging business environment;

•	reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to our success;

•	foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our company; and

•	compensate our executives in a manner that incentivizes them to manage our business to meet our long-range objectives.

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To achieve these objectives, our compensation committee expects to implement new compensation plans and maintain certain of our current compensation plans in order to (i) tie a substantial portion of the executives’ overall compensation to the achievement of key strategic financial and operational goals, (ii) reward team accomplishments while promoting individual accountability that depend on Company results and individual accomplishments, and (iii) promote a long-term commitment to the Company by our executives, as we believe that there is great value to the Company in having a team of long-tenured, seasoned managers. A portion of total compensation will be placed at risk through annual performance bonuses and long-term incentives. The combination of incentives was designed to balance annual operating objectives and Company earnings performance with longer-term stockholder value creation. Our executive compensation program seeks to promote a long-term commitment to the Company by our executives.

Risk Assessment

The Company’s compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, as well as the multiyear vesting schedules for equity awards, encourages employees to maintain both a short and a long-term view with respect to Company performance.

Elements of Compensation

Our executive compensation program for fiscal year 2024, which was set by the Board of Managers of Legence Parent in collaboration with the Chief Executive Officer, consists of the following components:

•	base salary;

•	annual cash incentive awards linked to our overall performance;

•	long-term equity-based compensation;

•	broad-based employee benefits and perquisites; and

•	employment agreements, which contain termination benefits.

We combine these elements in order to formulate compensation packages that (i) provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our named executive officers and other senior personnel with those of our stockholders, and (ii) we believe provides a well-proportioned mix of secure compensation, retention value and at-risk compensation which produces short-term and long-term performance incentives and rewards. By following this approach, we provide the named executive officer a measure of security in the minimum expected level of compensation, while motivating the named executive officer to focus on business metrics that will produce a high level of short-term and long-term performance for the Company and long-term wealth creation for the executive, as well as reducing the risk of recruitment of top executive talent by competitors.

Base Salary

The base salary established for each of our named executive officers is intended to reflect each individual’s responsibilities, experience and prior performance and internal pay equity. Base salary is also designed to provide our named executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance. Our board of directors and/or Chief Executive Officer determine market level compensation for base salaries based on our named executive officers’ experience in the industry with reference to the base salaries of similarly situated executives in other companies of similar size and stage of development. Prior to the IPO, this determination had historically been informal and based primarily on the general knowledge of our board of directors and/or Chief Executive Officer of the compensation

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practices within our industry; however, following the IPO, our compensation committee will take a more significant role in reviewing and determining the compensation for our named executive officers other than the Chief Executive Officer (whose compensation must be approved by the board of directors following recommendation by our compensation committee).

Below are the annual base salaries for our named executive officers as of December 31, 2024.

Name	FY 2024(1)
Jeffrey Sprau	$776,250
Stephen Butz	$510,048
Gregory Barnes	$411,930
Bryce Seki	$403,650

(1)	Mr. Sprau’s base salary was increased from $750,000 to $776,250,

Mr. Butz’s base salary was increased from $492,800 to $510,048,

Mr. Barnes’ base salary was increased from $398,000 to $411,930 and

Mr. Seki’s base salary was increased from $390,000 to $403,650, in each case, effective July 1, 2024 to reflect the named executive officer’s value to the Company and encourage retention.

The base salaries actually paid to our named executive officers in fiscal year 2024 are set forth in the Summary Compensation Table below.

In June 2025, the Company increased Mr. Butz’s base salary from $510,048 to $600,000.

Bonus

2024 Annual Cash Incentive Compensation. Annual cash incentive awards are available to our named executive officers under our annual executive bonus plan in order to motivate our named executive officers to achieve short-term performance goals and tie a portion of their cash compensation to performance.

Executive Incentive Plan. Under our 2024 Executive Incentive Plan (the “2024 EIP”), each named executive officer was eligible to earn a cash incentive award based on achievement of performance targets for 2024. These performance targets were determined by the Board of Managers of Legence Parent early in the year, after taking into consideration the Chief Executive Officer’s recommendations, our financial results from the prior year, and our annual operating budget for the year. The target amount of each named executive officer’s annual bonus under the 2024 EIP was based on a percentage of the named executive officer’s base salary as of December 31, 2024, as shown below.

Calendar Year 2024 Target Annual Incentive Opportunities
Name	Target Award (% of Base Salary)	100% of Target Award
J. Sprau	75%	$582,188
S. Butz	60%	$306,029
G. Barnes	50%	$205,965
B. Seki	50%	$201,825

In 2024, the annual bonus opportunities under the 2024 EIP for each named executive officer were based on (a) a Company EBITDA target (to be calculated before the payment of any bonuses and/or corporate allocations to business units), which accounted for 70% of the total bonus opportunity (the “EBITDA Component”), (b) a safety achievement payout (measured by the Company’s consolidated total recordable incident rate for 2024), which accounted for 5% of the total bonus opportunity (the “Safety Component”), (c) the approval by the Board of Managers of Legence Parent of a sustainability plan for the Company, which accounted for 5% of the total bonus opportunity (the “Sustainability Component”), and (d) the achievement of the named executive officer’s personal goals, which accounted for 20% of the total bonus opportunity (the “Personal Component”). Each

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named executive officer (other than the Chief Executive Officer) worked with the Chief Executive Officer early in the year to define such named executive officer’s personal goals based upon that named executive officer’s duties and areas of responsibility, which personal goals were then presented to, and approved, by the Board of Managers of Legence Parent. The personal goals for the Chief Executive Officer were determined in a similar manner, but the Chief Executive Officer worked with the chairman of the Board of Managers of Legence Parent to initially define his personal goals. The Company-wide and personal goals under the 2024 EIP were generally designed to be challenging but achievable. A named executive officer may earn an amount greater than his target bonus under the 2024 EIP in the event the Company and the named executive officer exceed its and their performance metrics. Payments under the 2024 EIP, if earned, are generally contingent upon the named executive officer remaining in continuous employment through the payment date. We finalized the achievement of the 2024 EIP performance metrics following receipt of our audited financials for 2024, with such achievement as follows: 96% achievement of the EBITDA target, which translates to a 80.15% achievement of the EBITDA Component, a 125% achievement for the Safety Component (by achieving a total recordable incident rate of 0.47 for 2024), a 100% achievement of the Sustainability Component and a 125% achievement of the Personal Component for each of Messrs. Sprau and Butz and a 100% achievement of the Personal Component for each of Messrs. Barnes and Seki. Below are the bonus amounts paid to each of our named executive officers for 2024.

Name	2024 EIP Payout (% of Target Award)	2024 EIP Payout ($)
J. Sprau	92.36%	$537,680
S. Butz	92.36%	$282,640
G. Barnes	87.35%	$179,920
B. Seki	87.36%	$176,310

We believe that establishing cash bonus opportunities helps us attract and retain qualified and highly skilled executives. The annual bonuses earned by the named executive officers under the 2024 EIP are intended to reward them for their positive impacts on corporate results. Following the IPO, the compensation committee will take a more significant role in this annual review and decision-making process.

In June 2025, the Company increased Mr. Butz’s target annual bonus opportunity from 60% to 75% of his base salary.

Other Cash Bonuses. From time to time, we may award sign-on or retention bonuses. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers. No sign-on bonuses were paid to any named executive officer during 2024.

Retention bonuses may be used from time to time to retain highly skilled officers to the Company. No retention bonuses were paid to any named executive officer during 2024.

In August 2025, Mr. Butz entered into a retention bonus agreement with Legence Holdings, pursuant to which he (i) earned a $250,000 retention bonus by remaining employed through the occurrence of the IPO and (ii) has the opportunity to earn a $750,000 retention bonus if he remains employed through the earlier to occur of the date of Legence’s first filing of its Annual Report on Form 10-K with the SEC and May 1, 2026. If Mr. Butz’s employment is terminated without Cause or he resigns for Good Reason (as such terms are defined in his employment agreement, as more specifically discussed under “—Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2024 Fiscal Year—Employment Agreements and Offer Letters”) prior to May 1, 2026, he will be paid the unpaid retention bonus described in the preceding clause (ii) within 60 days following his termination, subject to his execution and non-revocation of a separation agreement containing a general release of claims and other continuing obligations in a form provided by the Company.

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Long-Term Equity-Based Compensation

Series A Plan. We believe that equity-based compensation (i) is an important component of our executive compensation program and that providing a significant portion of our named executive officers’ total compensation package in equity-based compensation aligns the incentives of our named executive officers with the interests of our stockholders and with our long-term corporate success, (ii) enables us to attract, motivate, retain and adequately compensate executive talent, and (iii) provides our named executive officers with a significant long-term interest in our success by rewarding the creation of stockholder value over time. To that end, on December 16, 2020, the Board of Managers of Legence Parent approved the Legence Parent LLC Series A Incentive Plan (the “Series A Plan”), pursuant to which certain managers and key employees were granted long-term equity incentive awards designed to promote our interests and incentivize them to remain in our service. The Board of Managers of Legence Parent granted these long-term incentive awards, including to our named executive officers, in the form of Series A Profits Interests of Legence Parent (“Series A Profits Interests”).

Series A Profits Interests are intended to qualify as “profits interests” under U.S. federal income tax law and have economic characteristics similar to stock options (e.g., representing the right to share in any increase in the fair market value of Legence Parent after their respective dates of grant). Each award of Series A Profits Interests under the Series A Plan is generally divided into three tranches, which vest as follows: (i) 60% of the Series A Profits Interests subject to an award time vest over five years in substantially equal quarterly increments beginning on the last day of the calendar month in which the vesting commencement date occurs (the “Time Interests”), (ii) 20% of the Series A Profits Interests subject to an award performance vest once our Sponsor receives distributions from Legence Parent equal to one and a half (1.5) times the amount of its cumulative capital contributions to Legence Parent (the “Performance Interests”), and (iii) the remaining 20% of the Series A Profits Interests subject to an award vest upon the occurrence of a “Change of Control Exit” (the “Exit Interests”), in each case, subject to the Series A Profits Interest holder’s continued employment or service with the Company or its subsidiaries through each applicable vesting date or event. In addition, any Time Interests, to the extent unvested, will accelerate and vest upon the occurrence of a Change of Control Exit, subject to the Series A Profits Interest holder’s continued employment or service with the Company or its subsidiaries through the Change of Control Exit. Unvested Series A Profits Interests are not entitled to distributions from Legence Parent, and the Exit Interests, even when vested, are not entitled to distributions from Legence Parent until such time as both (x) our Sponsor receives distributions from Legence Parent in an amount equal to or in excess of two and a half (2.5) times the amount of its cumulative capital contributions to Legence Parent, and (y) our Sponsor receives distributions from Legence Parent in an amount equal to or in excess of the 20% preferred return in respect of its common interests of Legence Parent. Under the Series A Plan, “Change of Control Exit” generally means (a) any transaction or series of related transactions (including any merger or consolidation) that result in one or more third parties becoming the beneficial owner, directly or indirectly, of more than 50% of the common interests of Legence Parent; (b) the direct or indirect sale or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of Legence Parent’s assets and the assets of its subsidiaries, taken as a whole, to one or more third parties (unless the same persons that beneficially own a majority of the common interests immediately prior to the transaction own, directly or indirectly, equity interests with a majority of the total voting power of all of the outstanding equity interests of the surviving or transferee person immediately after the transaction); or (c) Legence Parent consolidates with, or merges with or into, any third party pursuant to a transaction in which any of Legence Parent’s outstanding equity interests or the equity interests of such other third party is converted into or exchanged for cash, securities or other property (other than pursuant to a transaction in which Legence Parent’s membership interests outstanding immediately prior to the transaction constitute, or are converted into or exchanged for, a majority of the equity securities of the surviving person immediately after giving effect to such transaction), in each case of clauses (a), (b) or (c), including by way of a public offering. The IPO did not constitute a Change of Control Exit.

In January 2021, Mr. Sprau was granted 11,833.13 Series A Profits Interests. In December 2021, Mr. Butz was granted 3,400 Series A Profits Interests. In August 2021, March 2023 and February 2024, Mr. Barnes was

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granted 709.99, 290.01 and 500 Series A Profits Interests, respectively. In November 2021, March 2023 and February 2024, Mr. Seki was granted 800, 200 and 500 Series A Profits Interests, respectively. Fractional interests have been rounded to the nearest hundredth of a unit. The grant date fair values, calculated in accordance with Accounting Standards Update Topic 718 (“Topic 718”), for the Series A Profits Interests awarded in 2024 are reported in the Summary Compensation Table below.

As a condition to receiving their Series A Profits Interests, each named executive officer was required to enter into an award agreement with us and to become a party to the Legence Parent limited liability company agreement. These agreements, the Series A Plan and the Legence Parent limited liability company agreement generally govern the named executive officer’s rights with respect to the Series A Profits Interests. In addition, each named executive officer was required to timely file a Code Section 83(b) election in connection with his grant of Series A Profits Interests.

Restrictive Covenants. As a condition of receiving the Series A Profits Interests, our named executive officers agreed to certain restrictive covenants, including confidentiality of information, inventions assignment, noncompetition, non-solicitation and non-disparagement covenants. The confidentiality, inventions assignment and non-disparagement covenants have an indefinite term. The non-solicitation covenants have a term of two years following the named executive officer’s termination of employment. For Mr. Sprau, the noncompetition covenant has a term commensurate with his employment, whereas the noncompetition covenants for the remaining named executive officers have a term of two years following the named executive officer’s termination of employment (unless the named executive officer is terminated without “cause” or resigns for “good reason” (as such terms are defined the Series A Plan), in which case the non-competition covenant will have a term for the longer of (x) one year following the named executive officer’s termination of employment, and (y) the period during which the named executive officer is entitled to receive severance payments, if any, from Legence Parent or any of or its direct or indirect subsidiaries). In addition, the non-disparagement covenant with Mr. Sprau provides that, during his employment and for 12 months thereafter, the Company agrees to counsel its board members, directors and officers not to disparage Mr. Sprau.

Forfeiture and Repurchase Rights. If (i) the named executive officer’s employment or service is terminated for “cause” (as defined in the Series A Plan) or the named executive officer voluntarily resigns where grounds for cause exist or (ii) the named executive officers resigns without “good reason” (as defined in the Series A Plan), then all Series A Profits Interests (whether vested or unvested) held for the benefit of the named executive officer will be automatically canceled and forfeited for no consideration, unless the named executive officer resigns without good reason (other than at a time when cause exists) at a time when all of the Time Interests under any particular Series A Profits Interest award agreement are fully vested, in which case such Time Interests will not be forfeited and will be retained by the named executive officer. All or any portion of such retained Time Interests may be repurchased by Legence Parent for one year following the named executive officer’s termination of employment or service for a purchase price equal to 80% of the fair market value for such interests as of the date of the named executive officer’s termination of employment.

Treatment of Series A Profits Interests. In connection with the IPO, a portion of the Series A Profits Interests were rolled over to Legence Parent II pursuant to the Corporate Reorganization in the form of equity interests in Legence Parent II. For more information, see the section entitled “Corporate Reorganization.” Such equity interests in Legence Parent II are subject to substantially similar terms as the Series A Profits Interests, including the vesting and forfeiture conditions thereof.

2025 Equity Incentive Plan. In connection with the IPO, we implemented the Company 2025 Omnibus Incentive Plan, or 2025 Plan. Our 2025 Plan allows for the grant of equity incentives, such as grants of stock options, restricted stock, restricted stock units and stock appreciation rights. For more information relating to our 2025 Plan, see “Company 2025 Omnibus Incentive Plan” discussed below.

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Broad-Based Employee Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance (including for dental, vision and mental wellness);

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability; and

•	a 401(k) plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Under our 401(k) savings plan, we match a portion of the funds set aside by the employee. The maximum match available under the 401(k) savings plan is 4% of the first 100% of the employee’s eligible contributions per pay period. All matching contributions by us are immediately vested. In addition, we may make non-elective contributions under the 401(k) savings plan, subject to statutory limitations imposed by Internal Revenue Code of 1986, as amended (the “Code”).

We also provide our named executive officers with a company cell phone and/or cell phone expense reimbursement. In addition, we provide Mr. Sprau with a company car, and pay the rent and utilities for a company-owned apartment he uses, in each case, when he visits our headquarters in San Jose, California.

Employment Agreements and Severance Benefits

We believe that employment agreements with severance benefits are necessary to attract and retain the talent necessary for our long-term success, and view the severance benefits provided to our named executive officers as recruitment and retention devices that help secure the continued employment and dedication of our named executive officers, including when we are considering strategic alternatives.

Each of our named executive officers has an employment agreement that provides for severance benefits. Under the terms of these employment agreements, each of the named executive officers is entitled to severance benefits if he is terminated by us without cause or by him for good reason, as applicable. See “—Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2024 Fiscal Year—Employment Agreements and Offer Letters” below for descriptions of these agreements.

Clawback Policy

In connection with the IPO, we adopted a “clawback” policy that is compliant with the listing rules of the Nasdaq, as required by the Dodd-Frank Act.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

2024 Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2024 earned by, awarded to or paid to our named executive officers.

Name and Principal Position	Year	Salary(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
J. Sprau Chief Executive Officer	2024	762,115	—	537,680	71,866	1,371,661
S. Butz Chief Financial Officer	2024	500,761	—	282,640	13,800	797,201
G. Barnes Chief Human Resources Officer	2024	404,429	341,104	179,920	13,800	939,253
B. Seki General Counsel	2024	396,300	337,209	176,310	13,800	923,619

(1)

Amounts included in this column reflect the named executive officer’s annual base salary earned during the fiscal year taking into account increases, if any, in base salary during the course of the year.

(2)

All amounts in this column represent the aggregate grant date value of Series A Profits Interests granted in 2024. Such Series A Profits Interests represent membership interests in Legence Parent that are intended to constitute profits interests for federal income tax purposes. Despite the fact that the Series A Profits Interests do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The aggregate grant date value of the Series A Profits Interests were calculated in accordance with ASC Topic 718, utilizing the assumptions set forth in “Note 12—Member’s Equity” in the Notes to Consolidated Financial Statements appearing elsewhere in this prospectus. For more information about the Series A Profits Interests, including their vesting and forfeiture terms, see the section entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan.”

(3)

The amounts in this column represent the short-term cash incentive awards paid for 2024 under the 2024 EIP. For additional information about the 2024 EIP, see the section “—Elements of Compensation—Bonus.”

(4)

Amount reported for Mr. Sprau reflects (i) the aggregate 2024 incremental cost for the company-owned car (i.e., year-over-year depreciation of the vehicle during 2024 based on the change in its book value, fuel, maintenance, registration expenses, and insurance related to usage) Mr. Sprau uses when visiting our headquarters in San Jose, California ($13,054), (ii) the 2024 rent and utilities for the company-owned apartment Mr. Sprau uses when visiting our headquarters in San Jose, California ($45,012.47), and (iii) Company 2024 matching contributions to our 401(k) plan ($13,800). The amounts reported for each other named executive officer reflect Company matching contributions to our 401(k) plan.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

2024 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2024 with respect to our named executive officers.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Name		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
J. Sprau	—	—	582,188	—	—	—	—	—	—	—	—
S. Butz	—	—	306,029	—	—	—	—	—	—	—	—
G. Barnes	—	—	205,965	—	—	—	—	—	—	—	—
	February 12, 2024	—	—	—	—	200	—	—	300	N/A	$307,500
B. Seki	—	—	201,825	—	—	—	—	—	—	—	—
	February 12, 2024	—	—	—	—	200	—	—	300	N/A	$303,500

(1)

The amounts in this column represent the target short-term cash incentive awards for 2024 under the 2024 EIP. For additional information about the 2024 EIP, see the section “—Elements of Compensation—Bonus.”

(2)

Amounts shown reflect the number of performance-vesting Series A Profits Interests (i.e., Performance Interests and/or Exit Interests) granted to Messrs. Barnes and Seki pursuant to their respective February 2024 Series A Profits Interest award agreements. These amounts represent, for each of Messrs. Barnes and Seki, 100 Performance Interests and 100 Exit Interests. For additional information about such interests, including their vesting and forfeiture terms, see the section entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan.” The Performance Interests and Exit Interests vest on an “all or nothing” basis upon the achievement of the applicable performance conditions, and do not provide for a range of vesting achievement for partial achievement or overachievement of the applicable performance conditions.

(3)

Amounts shown reflect the number of time-vesting Series A Profits Interests (i.e., Time Interests) granted to Messrs. Barnes and Seki pursuant to their respective February 2024 Series A Profits Interest award agreements. For additional information about such interests, including their vesting and forfeiture terms, see the section entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan.”

(4)

The Series A Profits Interests are not traditional options, and therefore, there is no exercise price, but rather any vested Series A Profits Interests participate in distributions attributable to the appreciation in the fair market value of Legence Parent after their respective dates of grant.

(5)

The amounts in this column represent the aggregate grant date value of Series A Profits Interests, calculated in accordance with FASB ASC Topic 718, utilizing the assumptions set forth in ”Note 12—Member’s Equity” in the Notes to Consolidated Financial Statements appearing elsewhere in this prospectus.

Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2024 Fiscal Year

Employment Agreements and Offer Letters

We have entered into employment agreements with each of our named executive officers. The descriptions of the employment agreements set forth below are summaries of the material features of the agreements, including with respect to potential payments upon a termination of employment. This summary, however, does not purport to be a complete description of all the provisions of the agreements that we have entered into with our named executive officers. This summary is qualified in its entirety by reference to the employment agreements, which have been filed as exhibits to the registration statement of which this prospectus forms a part. The counterparty to the employment agreements with each of our named executive officers was originally Therma Services LLC (“Therma Services”). These agreements have subsequently been assigned to, and assumed by, Legence Holdings.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Mr. Sprau is party to an employment agreement with Legence Holdings, dated April 2019. The agreement has an initial two-year term that automatically renews in two-year increments unless either party provides written notice of nonrenewal not less than 60 days prior to the expiration of the then-current term, or unless otherwise terminated in accordance with the terms of the employment agreement. The agreement provides Mr. Sprau with an annual base salary of $600,000 (subject to reasonable adjustment from time to time), annual bonus opportunity, the opportunity to co-invest in Therma Services, eligibility to receive a transaction bonus upon a sale of Therma Services within one year of the effective date of the employment agreement (based on the EBITDA valuation of Therma Services at the time of the sale) (which opportunity is no longer in effect), a temporary housing allowance, a car allowance, eligibility to participate in customary employee benefits and the following restrictive covenants: (i) perpetual nondisclosure of confidential information, (ii) perpetual assignment of inventions developed during employment that relate to the Company’s business, (iii) during the period of employment, non-competition, (iv) during the period of employment, customer, vendor and business partner non-solicit, and (v) during the period of employment and for two years thereafter, employee and independent contractor non-solicit (inclusive of any person who was an employee or independent contractor of the Company within one year preceding such solicitation). If Mr. Sprau’s employment is terminated by the Company without “Cause” or he resigns for “Good Reason,” then, subject to Mr. Sprau’s execution and non-revocation of a separation agreement containing a general release of claims and other continuing obligations in a form provided by the Company, Mr. Sprau is entitled to receive (i) 18 months of salary continuation, and (ii) up to 18 months of continued health care coverage subsidies under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).

Under Mr. Sprau’s employment agreement, “Cause” generally means Mr. Sprau’s (a) substantial and material failure to perform (other than by reason of disability), or substantial and material negligence in the performance of, his duties to the Company or any of its affiliates; (b) material breach of his employment agreement or any other agreement between Mr. Sprau and the Company or any of its affiliates; (c) commission of, or plea of nolo contendere to, a felony or other crime involving moral turpitude; or (d) other conduct that is materially harmful to the business interests or reputation of the Company or any of its affiliates, in each case of clauses (a), (b) and (d), which failure, if capable of being cured, remains uncured for 10 business days after receipt of written notice from the Company.

Under Mr. Sprau’s employment agreement, “Good Reason” generally means any of the following without Mr. Sprau’s prior written consent: (x) a material reduction in his role and/or duties with the Company; (y) a reduction in his annual base salary (unless all executives of the Company are subject to a proportionally comparable base salary decrease due to business needs) and/or target bonus opportunity; or (z) a material breach by the Company of the employment agreement, subject to customary notice and cure provisions.

Messrs. Butz, Barnes and Seki are party to employment agreements with Legence Holdings, dated November 2021, July 2021 and October 2021, respectively. Each such employment agreement has an initial two-year term that automatically renews in one-year increments unless either party provides written notice of nonrenewal not less than 60 days prior to the expiration of the then-current term, or unless otherwise terminated in accordance with the terms of the applicable employment agreement. The agreements provides Messrs. Butz, Barnes and Seki with an annual base salary ($475,000 for Mr. Butz, $380,000 for Mr. Barnes and $375,000 for Mr. Seki), subject to reasonable adjustment from time to time, annual bonus opportunity, eligibility to receive a profits interest award from Therma Services’ applicable direct or indirect parent, for Mr. Barnes only, a $60,000 sign-on bonus (which has already been paid), eligibility to participate in customary employee benefits and the following restrictive covenants: (i) perpetual nondisclosure of confidential information, (ii) perpetual assignment of inventions developed during employment that relate to the Company’s business, (iii) during the period of employment and for one year thereafter (6 months for Mr. Seki), non-competition, (iv) during the period of employment and for one year thereafter (6 months for Mr. Seki), customer, vendor and business partner non-solicit, (v) during the period of employment and for one year thereafter (6 months for Mr. Seki), employee and independent contractor non-solicit (inclusive of any person who was an employee or independent contractor of the Company within one year preceding such solicitation) and (vi) perpetual non-disparagement (which

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

non-disparagement covenant is mutual for Mr. Butz). If any of Messrs. Butz, Barnes or Seki are terminated by the Company without “Cause” or resign for “Good Reason,” then, subject to the named executive officer’s execution and non-revocation of a separation agreement containing a general release of claims and other continuing obligations in a form provided by the Company, the named executive officer is entitled to receive (i) 12 months of salary continuation (6 months for Mr. Seki), (ii) any earned, but unpaid, annual bonus for the year preceding the named executive officer’s termination of employment, (iii) for Messrs. Butz and Barnes, a pro-rated annual bonus for the year in which he is terminated, and (iv) up to 6 months (12 months for Mr. Butz) of continued health care coverage subsidies under COBRA.

Under Messrs. Butz’s, Barnes’ and Seki’s employment agreements, “Cause” generally means the named executive officer’s (a) conviction of or plea of nolo contendere to a felony or a misdemeanor involving moral turpitude, (b) commission of fraud, misappropriation, or embezzlement against any person, (c) theft or misappropriation of any property or money of the Company or any of its affiliates, (d) material breach of the terms of the applicable employment agreement, (e) use of illegal drugs or controlled substances (excluding drugs lawfully prescribed by a medical provider and taken in accordance with such prescription) that adversely affects job performance, (f) willful or gross neglect of his duties, willful or gross misconduct in the performance of his duties, or willful violation of any Company policy, or (g) failure to follow any lawful and material business directive from the board. Clauses (d), (f), and (g) have a 30-day cure right after receipt of written notice from the Company (but there will be no more than one opportunity to cure such condition for each separate and distinct “Cause” category set forth above).

Under Messrs. Butz’s, Barnes’ and Seki’s employment agreements, “Good Reason” generally means any of the following without the named executive officer’s prior written consent: (w) a material reduction in authority, duties, responsibilities, or reporting lines, (x) a reduction by the Company of the named executive officer’s annual base salary of more than 10%, except for across the board reductions similarly affecting the senior management of the Company or a reduction necessitated by adverse business conditions for the Company, (y) required relocation of the named executive officer’s principal place of business more than 50 miles outside of the Houston, Texas (San Antonio, Texas for Mr. Seki) metropolitan area (excluding reasonable business travel in the normal course of employment), and (z) any material breach of the applicable employment agreement, subject to customary notice and cure provisions.

Bonus

Please see “—Elements of Compensation—Bonus” for a summary of the 2024 EIP, including with respect to the applicable performance metrics and determination thereof.

Equity Incentive Awards

Please see “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan” for a summary of the vesting and forfeiture terms of the Series A Profits Interests.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Outstanding Equity Awards at 2024 Fiscal Year End

The following table sets forth certain information with respect to outstanding equity awards of our named executive officers as of December 31, 2024. Fractional interests have been rounded to the nearest hundredth of a unit.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)(3)	Option Expiration Date(3)
J. Sprau	5,324.91	1,774.97	4,733.25	N/A	N/A
S. Butz	1,224	816	1,360	N/A	N/A
G. Barnes	382.80	517.20	600	N/A	N/A
B. Seki	375	525	600	N/A	N/A

(1)

This column includes unvested Time Interests. The Time Interests subject to an award time vest over five years in substantially equal quarterly increments beginning on the last day of the calendar month in which the vesting commencement date occurs, and any unvested Time Interests will accelerate and vest upon a Change of Control Exit, in each case, subject to the named executive officer’s continued employment or service with the Company or its subsidiaries through each applicable vesting date or event. The vesting commencement date for Mr. Sprau’s Series A Profits Interest grant is January 8, 2021. The vesting commencement date for Mr. Butz’s Series A Profits Interest grant is December 3, 2021. The vesting commencement dates for Mr. Barnes’ August 2021, March 2023 and February 2024 Series A Profits Interest grants are August 27, 2021, March 31, 2023 and February 12, 2024, respectively, and with respect to such grants, 276.90 Time Interests were vested and 149.10 were unvested, 60.90 Time Interests were vested and 113.10 were unvested and 45 Time Interests were vested and 255 were unvested, respectively, as of December 31, 2024. The vesting commencement dates for Mr. Seki’s November 2021, March 2023 and February 2024 Series A Profits Interest grants are November 22, 2021, March 31, 2023 and February 12, 2024, respectively, and with respect to such grants, 288 Time Interests were vested and 192 were unvested, 42 Time Interests were vested and 78 were unvested and 45 Time Interests were vested and 255 were unvested, respectively, as of December 31, 2024. Fractional interests have been rounded to the nearest hundredth of a unit. Please see “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan” for more information on the vesting and forfeiture terms of the Time Interests.

(2)

This column includes unvested performance-vesting Series A Profits Interests, half of which, for each executive officer, are Performance Interests, and the other half of which are Exit Interests. The Performance Interests vest upon our Sponsor receiving distributions from Legence Parent equal to one and a half (1.5) times the amount of its cumulative capital contributions to Legence Parent, and the Exit Interests vest upon the occurrence of a Change of Control Exit, in each case, subject to the named executive officer’s continued employment or service with the Company or its subsidiaries through each applicable vesting date or event. Furthermore, Exit Interests, even when vested, are not entitled to distributions from Legence Parent until such time as both (x) our Sponsor receives distributions from Legence Parent in an amount equal to or in excess of two and a half (2.5) times the amount of its cumulative capital contributions to Legence Parent, and (y) our Sponsor receives distributions from Legence Parent in an amount equal to or in excess of the 20% preferred return in respect of its common interests of Legence Parent. Please see “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan” for more information on the vesting and forfeiture terms of the Performance Interests and Exit Interests.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

(3)

The Series A Profits Interests are not traditional options, and therefore, there is no exercise price or expiration date, but rather any vested Series A Profits Interests participate in distributions attributable to the appreciation in the fair market value of Legence Parent after their respective dates of grant.

Options Exercised and Stock Vested in the 2024 Fiscal Year

In fiscal year 2024, our named executive officers did not vest in any stock awards or exercise any option awards. However, during fiscal year 2024, Messrs. Sprau, Butz, Barnes and Seki vested in 1,420; 408; 165; and 165 Time Interests, respectively. Fractional interests have been rounded to the nearest hundredth of a unit.

Pension Benefits

Our named executive officers did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

Our named executive officers did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors or compensation committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Potential Payments Upon Termination or a Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his employment had been terminated without cause or he resigned for good reason on December 31, 2024. Amounts below reflect potential payments pursuant to the employment agreements for such named executive officers.

Name	Cash Severance Benefits ($)(1)	Continued Health Benefits ($)(2)	Value of Accelerated Equity Awards ($)
J. Sprau	1,164,375	40,928	—
S. Butz	792,640	27,285	—
G. Barnes	591,850	13,643	—
B. Seki	201,825	13,643	—

(1)

Cash severance payments includes the following, as more specifically discussed under “—Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2024 Fiscal Year—Employment Agreements and Offer Letters”:

a.	Mr. Sprau—18 months of salary continuation (1.5 times his annual base salary of $776,250);

b.

Mr. Butz—(i) 12 months of salary continuation (1 times his annual base salary of $510,048), and (ii) a pro-rated annual bonus for 2024. Because this table assumes that Mr. Butz was terminated without cause or resigned for good reason on December 31, 2024, the amount of Mr. Butz’s pro-rated annual bonus for 2024 is the full amount of his earned 2024 bonus (which was $282,640). Mr. Butz is also entitled to any earned, but unpaid, annual bonus for 2023; however, Mr. Butz had already received his 2023 bonus as of December 31, 2024.

c.	Mr. Barnes—(i) 12 months of salary continuation (1 times his annual base salary of $411,930), and (ii) a pro-rated annual bonus for 2024. Because this table assumes that Mr. Barnes was terminated

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

without cause or resigned for good reason on December 31, 2024, the amount of Mr. Barnes’ pro-rated annual bonus for 2024 is the full amount of his earned 2024 bonus (which was $179,920). Mr. Barnes is also entitled to any earned, but unpaid, annual bonus for 2023; however, Mr. Barnes had already received his 2023 bonus as of December 31, 2024.

d.

Mr. Seki—6 months of salary continuation (one half (0.5) times his annual base salary of $403,650). Mr. Seki is also entitled to any earned, but unpaid, annual bonus for 2023; however, Mr. Seki had already received his 2023 bonus as of December 31, 2024.

(2)

Reflects the cost of providing the named executive officer with continued medical, dental and vision insurance under COBRA for a period of 18 months for Mr. Sprau, 12 months for Mr. Butz and six months for Messrs. Barnes and Seki assuming 2024 rates (which, for each named executive officer, was $2,273.76 per month).

Under their employment agreements, in the event any of Messrs. Sprau, Butz, Barnes or Seki become disabled during employment and, as a result, is unable to continue to perform substantially all of his duties and responsibilities, either with or without reasonable accommodation, the Company will continue to pay the named executive officer his base salary and allow him to continue participating in Company employee benefit plans (to the extent permitted under the terms of the applicable plan) for up to 12 weeks of disability during any period of 365 consecutive calendar days. If the named executive officer is unable to return to work after 12 weeks of disability, then the Company may terminate him upon notice, without any severance or similar obligations (though the named executive officer will remain entitled to any accrued benefits or compensation or benefits payable under any then-current disability or accidental death and dismemberment policy, etc.). In addition, if the employment of Messrs. Butz, Barnes or Seki is terminated due to the named executive officer’s death, then the named executive officer’s estate will be entitled to any earned, but unpaid, annual bonus for the year preceding the year of the named executive officer’s death.

Our named executive officers are not entitled to enhanced severance benefits if they are terminated without cause or resign for good reason in connection with a change in control. However, subject to the named executive officer’s continued employment or service with the Company or its subsidiaries through the occurrence of a Change of Control Exit, the named executive officer will become fully vested in all unvested Time Interests and Exit Interests. For additional information about such interests, including their vesting and forfeiture terms, see the section entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan.”

Although the value of the unvested Time Interests and Exit Interests that would have accelerated and vested as of a Change of Control Exit on December 31, 2024 cannot be quantified at this time, the number of such awards held by each named executive officer as of December 31, 2024 is as follows: (i) for Mr. Sprau, 1,774.97 Time Interests and 2,366.63 Exit Interests, (ii) for Mr. Butz, 816 Time Interests and 680 Exit Interests, (iii) for Mr. Barnes, 517.20 Time Interests and 300 Exit Interests, and (iv) for Mr. Seki, 525 Time Interests and 300 Exit Interests. Fractional interests have been rounded to the nearest hundredth of a unit.

Post-Termination Restrictive Covenant Obligations

Each of our named executive officers is subject to certain restrictive covenant obligations following the termination of his employment. For additional information about such restrictive covenants, please see the sections entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan” and “—Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2024 Fiscal Year—Employment Agreements and Offer Letters.”

Director Compensation for 2024

The following table presents the total compensation for each person who served as a non-employee member of the Board of Managers of Legence Parent for the year ended December 31, 2024. Other than as set forth in the

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of the Board of Managers in 2024.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Terrence Keenen	175,000	—	—	175,000
Bilal Khan(1)	—	—	—	—
Robert Mitchell Nimocks(1)	—	—	—	—

(1)

Messrs. Khan and Nimocks are employees of our Sponsor and did not receive any compensation, equity or non-equity awards or other payments in their capacities as non-employee members of the Board of Managers of Legence Parent.

(2)

In December 2020, Mr. Keenen was granted 354.99 Series A Profits Interests. The Series A Profits Interests represent membership interests in Legence Parent that are intended to constitute profits interests for U.S. federal income tax purposes. Despite the fact that the Series A Profits Interests do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” For more information about the Series A Profits Interests, including their vesting and forfeiture terms, see the section entitled “—Elements of Compensation—Long-Term Equity Based Compensation—Series A Plan.”

Our non-employee directors who are not employed by Blackstone or any of its affiliates will receive compensation for their service on the Board in accordance with our non-employee director compensation policy, which provides for the following:

•	an annual restricted stock unit award under the 2025 Plan with a grant date value of approximately $150,000;

•	an annual cash retainer of $85,000 paid in quarterly installments in arrears;

•

an additional annual cash retainer of $20,000, $15,000, $15,000 and $30,000, in each case, paid in quarterly installments in arrears for service as the chair of the audit committee, chair of the compensation committee, chair of the nominating and corporate governance committee and lead independent director (if applicable), respectively; and

•	an additional annual cash retainer of $120,000 paid in quarterly installments in arrears for service as the chair of the Board.

Company 2025 Omnibus Incentive Plan

In order to incentivize our employees and other service providers following the completion of the IPO, our board of directors has adopted the 2025 Plan for eligible employees, consultants, and directors. Our named executive officers are eligible to participate in the 2025 Plan, which became effective in connection with the IPO. The 2025 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, and substitute awards intended to align the interests of service providers, including our named executive officers, with those of our stockholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2025 Plan, 8,415,306 shares of Class A Common Stock (the “Share Reserve”) were reserved for issuance pursuant to awards under the 2025 Plan. The total number of shares reserved for issuance under the 2025 Plan will be increased annually on January 1 of each fiscal year beginning in 2026 and ending and including

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

January 1, 2035, by the lesser of (i) 2% of the aggregate number of shares of Common Stock, outstanding on December 31 of the immediately preceding calendar year and (ii) the number of shares of Class A Common Stock as is determined by our board of directors. No more than the initial Share Reserve may be issued pursuant to incentive stock options. Shares of Class A Common Stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2025 Plan.

Administration

The 2025 Plan is administered by a committee of our board of directors (the “Committee”), which may delegate its powers and duties under the 2025 Plan in accordance with the terms of the 2025 Plan. The Committee has broad discretion to administer the 2025 Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2025 Plan. To the extent the 2025 Plan administrator is not the Committee, our board of directors will retain the authority to take all actions permitted by the administrator under the 2025 Plan. Additionally, our board of directors retains the right to exercise the authority of the Committee to the extent consistent with applicable law.

Eligibility

Our employees, consultants and non-employee directors, and employees and consultants of our affiliates, are eligible to receive awards under the 2025 Plan.

Non-Employee Director Compensation Limits

Under the 2025 Plan, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value, taken together with any cash fees paid to such non-employee director, in excess of $750,000 (except that the Committee may make exceptions to such limit and for any year in which a non-employee director (i) first commences service on our board of directors, (ii) serves on a special committee of our board of directors or (iii) serves as lead director or non-executive chair of our board of directors, such limit may be increased).

Types of Awards

Stock Options. We may grant stock options to eligible persons, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of Common Stock on the date on which the stock option is granted and the stock option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of Common Stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights. A stock appreciation right (“SAR”) is the right to receive an amount equal to the excess of the fair market value of one share of Common Stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of Common Stock on the date on which the SAR is granted. The term of a SAR may not exceed 10 years. SARs may be granted in connection with, or independent of, other awards. The Committee has the discretion to determine other terms and conditions of a SAR award.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Restricted Stock Awards. A restricted stock award is a grant of shares of Common Stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. Unless otherwise determined by the Committee and specified in the applicable award agreement, the holder of a restricted stock award has rights as a stockholder, including the right to vote the shares of Common Stock subject to the restricted stock award or to receive dividends on the shares of Common Stock subject to the restricted stock award during the restriction period. In the discretion of the Committee or as set forth in the applicable award agreement, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. A restricted stock unit is a right to receive cash, shares of Common Stock or a combination of cash and shares of Common Stock at the end of a specified period equal to the fair market value of one share of Common Stock on the date of vesting. Restricted stock units may be subject to the restrictions, including a risk of forfeiture, imposed by the Committee. If the Committee so provides, a grant of restricted stock units may provide a participant with the right to receive dividend equivalents.

Performance Awards. A performance award is an award that vests and/or becomes exercisable or distributable subject to the achievement of certain performance goals during a specified performance period, as established by the Committee. Performance awards (which include performance stock units) may be granted alone or in addition to other awards under the 2025 Plan, and may be paid in cash, shares of Common Stock, other property or any combination thereof, in the sole discretion of the Committee.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash and/or shares of Common Stock equal in value to dividends or other distributions paid with respect to a specified number of shares of Common Stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than stock options, SARs, restricted stock or, unless otherwise determined by the Committee, other stock-based awards).

Other Stock-Based Awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of Common Stock.

Cash Awards. Cash awards may be granted on terms and conditions, including vesting conditions, and for consideration, including no consideration or minimum consideration as required by applicable law, as the Committee determines in its sole discretion.

Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, awards may be granted in substitution for any other award granted before the merger or consolidation by such entity or its affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of Common Stock, appropriate adjustments will be made by the Committee in the shares subject to an award under the 2025 Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Committee determines is appropriate in light of such transaction.

Clawback

All awards granted under the 2025 Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any applicable law related to such actions.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Amendment and Termination

Our board of directors or the Committee may amend or terminate the 2025 Plan at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law. Stockholder approval will be required to make amendments that (i) increase the aggregate number of shares that may be issued under the 2025 Plan or (ii) change the classification of individuals eligible to receive awards under the 2025 Plan. The 2025 Plan will remain in effect for a period of 10 years (unless earlier terminated by our board of directors).

IPO Grants

In connection with the IPO, we granted 620,390 restricted stock units and 668,570 stock options under the 2025 Plan to certain employees and non-employee directors (collectively, the “IPO Grants”), including our named executive officers. Each stock option granted as of the pricing of this offering had an exercise price equal to the initial public offering price in connection with the IPO. Each IPO Grant to our named executive officers consists of 50% of restricted stock units and 50% stock options, both of which vest in three substantially equal installments on each of the first, second and third anniversaries of the applicable vesting commencement date, subject generally to continued employment through the applicable vesting date. Each IPO Grant to our non-employee directors consists of restricted stock units that will fully vest on the sooner of the first anniversary of the applicable vesting commencement date or the day immediately preceding the Company’s 2026 annual shareholder meeting, subject generally to continued service through the applicable vesting date.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our Class A Common Stock and Class B Common Stock as of the date of effectiveness of this registration statement with respect to:

•	each person known to us to beneficially own more than 5% of any class of our outstanding Common Stock;

•	each of our Named Executive Officers;

•	each member of our board of directors; and

•	all of our directors and executive officers as a group.

Applicable percentage of beneficial ownership prior to this offering is based on 67,188,768 shares of Class A Common Stock and 40,699,833 shares of Class B Common Stock outstanding as of the date of effectiveness of this registration statement. Applicable percentage of beneficial ownership after this offering is based on      shares of Class A Common Stock and      shares of Class B Common Stock outstanding immediately after this offering (or      shares of Class A Common Stock and      shares of Class B Common Stock if the underwriters exercise in full their option to purchase additional shares).

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant; (2) the conversion of a security; (3) the power to revoke a trust, discretionary account or similar arrangement; or (4) the automatic termination of a trust, discretionary account or similar arrangement. Shares issuable pursuant to options are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those options but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person or entity identified in the table below possesses sole voting and investment power with respect to all shares of our Common Stock beneficially owned by them. All information with respect to beneficial ownership has been furnished by the directors or Named Executive Officers, as the case may be. Unless otherwise noted, the address of each beneficial owner listed below is c/o Legence Corp., 1601 Las Plumas Avenue, San Jose, CA 95133.

	Before This Offering				After This Offering Assuming No Exercise of the Underwriters’ Option							After This Offering Assuming Full Exercise of the Underwriters’ Option
	Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned		Class A Common Stock Beneficially Owned			Class B Common Stock Beneficially Owned		Combined Voting Power(1)		Class A Common Stock Beneficially Owned			Class B Common Stock Beneficially Owned		Combined Voting Power(1)
Name of Beneficial Owner(2)(3)	Shares	%	Shares	%	Shares	%		Shares	%	%		Shares	%		Shares	%	%
5% Stockholders:
Legence Parent ML LLC(3)(5)	178,571	*	40,699,833	100%	—	—			100%		%	178,571	*			100%		%
Legence Parent II ML LLC(4)(5)	25,162,794	37%	—	—			%	—	—		%			%	—	—		%
FMR LLC(6)	4,007,235	6%	—	—	4,007,235		%	—	—		%	4,007,235		%	—	—		%
The Vanguard Group(7)	3,227,670	5%	—	—	3,227,670		%	—	—		%	3,227,670		%	—	—		%
Named Executive Officers and Directors:
Jeffrey Sprau	—	—	—	—	—	—		—	—	—		—	—		—	—	—
Stephen Butz	—	—	—	—	—	—		—	—	—		—	—		—	—	—
Gregory Barnes	—	—	—	—	—	—		—	—	—		—	—		—	—	—
Bryce Seki	—	—	—	—	—	—		—	—	—		—	—		—	—	—
Bilal Khan	—	—	—	—	—	—		—	—	—		—	—		—	—	—

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

	Before This Offering				After This Offering Assuming No Exercise of the Underwriters’ Option					After This Offering Assuming Full Exercise of the Underwriters’ Option
	Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned		Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned		Combined Voting Power(1)	Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned		Combined Voting Power(1)
Name of Beneficial Owner(2)(3)	Shares	%	Shares	%	Shares	%	Shares	%	%	Shares	%	Shares	%	%
Robert Mitchell Nimocks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Terrence Keenen	8,928	*	—	—	8,928	*	—	—	*	8,928	*	—	—	*
Christie Kelly	—	—	—	—	—	—	—	—	—	—	—	—	—	—
David Coghlan	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Executive Officers and Directors as a Group (12 persons)	10,713	*	—	—	10,713	*	—	—	*	10,713	*	—	—	*

*	Less than 1%.
(1)

Represents the percentage of voting power of our Class A Common Stock and Class B Common Stock voting as a single class. Each share of Class A Common Stock and Class B Common Stock entitles its holder to one vote on all matters to be voted on by stockholders. Holders of Class A Common Stock and Class B Common Stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation.

(2)	Certain members of management have ownership interests in the Aggregators, and, as a result, have an indirect interest in the shares of Common Stock owned by the Aggregators.
(3)

Legence Parent is the sole member of Legence Parent ML LLC, a selling stockholder in this offering, which holds 178,571 shares of Class A Common Stock, 40,699,833 shares of Class B Common Stock and 40,699,833 LGN Units. Legence Parent is owned by BX Refficiency Aggregator LP and certain members of management. Certain members of our management team and certain of our employees also own incentive units in Legence Parent. “Compensation Discussion and Analysis—Outstanding Equity Awards at 2024 Fiscal Year-End” contains additional information on the incentive units. Prior to the consummation of this offering, we will issue to Legence Parent ML LLC      shares of our Class A Common Stock (or      shares of our Class A Common Stock if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) in exchange for an equivalent number of outstanding LGN Units, all of which will be sold by Legence Parent ML LLC in this offering.

BCP 8/BEP 3 Holdings Manager L.L.C. is the general partner of BX Refficiency Aggregator LP. Blackstone Energy Management Associates III L.P. and Blackstone Management Associates VIII L.P. are the managing members of BCP 8/BEP 3 Holdings Manager L.L.C. Blackstone EMA III L.L.C. is the general partner of Blackstone Energy Management Associates III L.P. BMA VIII L.L.C. is the general partner of Blackstone Management Associates VIII L.P. Blackstone Holdings II L.P. is the managing member of Blackstone EMA III L.L.C. and BMA VIII L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone Inc.’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than BX Refficiency Aggregator LP to the extent of its direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

(4)

Legence Parent II is the sole member of Legence Parent II ML LLC, a selling stockholder in this offering, which holds 25,162,794 shares of Class A Common Stock. Legence Parent II is owned by Refficiency Aggregator II LP and certain members of management.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

BCP 8/BEP 3 Holdings Manager L.L.C. is the general partner of Refficiency Aggregator II LP. Blackstone Energy Management Associates III L.P. and Blackstone Management Associates VIII L.P. are the managing members of BCP 8/BEP 3 Holdings Manager L.L.C. Blackstone EMA III L.L.C. is the general partner of Blackstone Energy Management Associates III L.P. BMA VIII L.L.C. is the general partner of Blackstone Management Associates VIII L.P. Blackstone Holdings II L.P. is the managing member of Blackstone EMA III L.L.C. and BMA VIII L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone Inc.’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than Refficiency Aggregator II LP to the extent of its direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

(5)

Based on information provided to us, as of the date of this prospectus, each of Legence Parent ML LLC and Legence Parent II ML LLC has pledged, hypothecated or granted security interests in all of the shares of Class A Common Stock and, as applicable, shares of Class B Common Stock and all of the LGN Units, held by it pursuant to a margin loan agreement with customary default provisions. In the event of a default under the margin loan agreements, the secured parties may foreclose upon any and all of the shares of Class A Common Stock, shares of Class B Common Stock or LGN Units pledged to them and may seek recourse against the borrowers.

(6)

Based solely on information contained in a Schedule 13G/A (the “FMR 13G”) filed with the SEC on February 5, 2026 by FMR LLC (“FMR”). The FMR 13G indicates that FMR, certain of its direct and indirect subsidiaries and affiliates, or entities whose shares are subject to reporting by FMR, have beneficial ownership of 4,007,235 shares of Class A Common Stock (the “FMR Shares”). FMR reported having sole voting power with respect to 4,005,043 of the FMR Shares and sole dispositive power with respect to all of the FMR Shares. The FMR 13G indicates that Ms. Abigail Johnson, a Director, the Chairman and the Chief Executive Officer of FMR, has sole dispositive power with respect to the FMR Shares. Members of the Johnson family, including Ms. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. FMR listed its address as 245 Summer Street, Boston, Massachusetts 02210.

(7)

Based solely on information contained in a Schedule 13G filed with the SEC on January 30, 2026 by the Vanguard Group (“Vanguard”). Vanguard reported that it had shared voting power over 249,483 shares of Class A Common Stock and shared dispositive power over 3,227,670 shares of Class A Common Stock. Vanguard listed its address as 100 Vanguard Blvd., Malvern, PA 19355.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

CORPORATE REORGANIZATION

Legence’s sole material asset consists of our membership interests in Legence Holdings (held directly by us and indirectly through the Pubco Subsidiaries). Legence Holdings directly or indirectly owns all of the outstanding membership interests in the operating subsidiaries through which we operate our assets. In connection with the IPO, Legence became the managing member of Legence Holdings and controls and is responsible for all operational, management and administrative decisions relating to Legence Holdings’ business, consolidates the financial results of Legence Holdings and its subsidiaries and reports non-controlling interests in its consolidated financial statements related to the LGN Units that the LGN Unit Holders own in Legence Holdings.

The IPO was conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C structure provides the LGN Unit Holders with the tax advantage of continuing to own interests in a pass-through structure, which is tax efficient because their allocable shares of income from Legence Holdings is not subject to entity-level tax. The Up-C structure also provides potential future tax benefits for both the public company and the LGN Unit Holders when they ultimately exchange their pass-through interests for shares of Class A Common Stock, which is expected to result in tax basis adjustments in the assets of Legence Holdings and produce favorable tax attributes for us. See “—Holding Company Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In connection with the IPO: (a) Legence Parent formed Legence; (b) the ownership interests in Legence Holdings were recapitalized into two classes of common equity limited liability company units (defined herein as LGN Units); (c) Legence Intermediate distributed a portion of its interests in Legence Holdings to Legence Parent, which in turn distributed such interests to certain of the Existing Owners; (d) such Existing Owners contributed all of, and Legence Intermediate contributed a portion of, their interests in Legence Holdings directly, or indirectly by contribution of interests in Blocker Entities holding interests in Legence Holdings, to Legence in exchange for newly issued Class A Common Stock; (e) such Existing Owners contributed such Class A Common Stock received to Legence Parent II, and Legence Intermediate liquidated and distributed such Class A Common Stock and its remaining interests in Legence Holdings to Legence Parent; (f) Legence Parent subscribed for newly issued Class B Common Stock from Legence in exchange for nominal consideration as a result of its historic indirect ownership of Legence Holdings, and certain of the Existing Owners continued to hold a portion of their pre-IPO ownership interest in Legence Holdings through Legence Parent; (g) Legence (through Legence Sub) contributed the net proceeds of the IPO to Legence Holdings in exchange for newly issued LGN Units; and (h) the Legence Holdings LLC Agreement was amended and restated to, among other things, make Legence the managing member of Legence Holdings. As of the date of this prospectus, (a) Legence owns (including through the Pubco Subsidiaries) an approximate 62% economic interest in Legence Holdings, (b) Legence Parent owns an approximate 38% economic interest in Legence Holdings, (c) Legence Parent II owns an approximate 37% direct economic interest in Legence, (d) Legence Parent owns <1% direct economic interest in Legence and (e) Legence Parent II owns an approximate 23% indirect economic interest in Legence Holdings.

Each share of Class A Common Stock and Class B Common Stock entitles its holder to one vote on all matters to be voted on by stockholders. Holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We have not listed the Class B Common Stock on any stock exchange.

In connection with the consummation of our IPO, we entered into a Tax Receivable Agreement with the TRA Members. This agreement generally provides for the payment by us to the TRA Members of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we (a) actually realize with respect to taxable periods ending after our IPO or (b) are deemed to realize in the event the Tax Receivable Agreement terminates

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of our board of directors) with respect to any taxable periods ending on or after such early termination event, in each case, as a result of (i) our allocable share of existing tax basis acquired in connection with our IPO and increases to such allocable share of existing tax basis; (ii) our utilization of certain tax attributes of the Blocker Entities; (iii) Basis Adjustments; and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment.

The Corporate Reorganization lacks economic substance under GAAP and therefore will be accounted for in a manner consistent with a reorganization of entities under common control. As a result, the consolidated financial statements of the Company will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of Legence Holdings. The Company will consolidate Legence Holdings on its consolidated financial statements and record a non-controlling interest related to the LGN Units held by the LGN Unit Holders.

The following diagram depicts our simplified ownership structure prior to this offering:

Public Stockholders
Legence Parent[(1)]
Legence Parent II[(1)]
62% Class A Common Stock
39% Total Voting Power
<1% Class A Common Stock
100% Class B Common Stock
38% Total Voting Power
37% Class A Common Stock
23% Total Voting Power
Legence Corp.
38% LGN Units
100%
Pubco Subsidiaries
<1% LGN Units
62% LGN Units
Legence Holdings (“OpCo”)
100%
Operating Subsidiaries

(1)

Following the Corporate Reorganization, Blackstone and the Management Members hold the outstanding membership interests of the Aggregators. Blackstone serves as the managing member of each Aggregator and as a result, may be considered to beneficially own all of our securities held by the Aggregators. The Management Members include Jeffrey Sprau, Stephen Butz, Gregory Barnes, Bryce Seki, Stephen Hansen and Justin Schwartz, in addition to other employees of Legence Parent.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Effect of the Corporate Reorganization

The Corporate Reorganization created a holding company that facilitates public ownership of, and investment in, us and to be structured in a tax-efficient manner for the Existing Owners and provides tax advantages to Legence and such Existing Owners. The Existing Owners that hold through Legence Parent desire that their investment maintain its existing tax treatment as a partnership for U.S. federal income tax purposes not subject to entity-level tax and, therefore, will continue to hold their ownership interests indirectly in Legence Holdings until such time in the future as they may elect to cause us to redeem or exchange their LGN Units and a corresponding number of Class B Common Stock for a corresponding number of shares of our Class A Common Stock. Additionally, because LGN Unit Holders are entitled to have their LGN Units and a corresponding number of Class B Common Stock redeemed or exchanged for a corresponding number of shares of our Class A Common Stock, the Up-C structure also provides the Existing Owners that hold through Legence Parent with potential liquidity for their LGN Units that holders of non-publicly traded limited liability companies are not typically afforded.

The Up-C structure also provides future tax benefits for both Legence and certain of the Existing Owners. As described further below under “—Holding Company Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” additional acquisitions by Legence of LGN Units from LGN Unit Holders or any of the Existing Owners that own an interest in Legence Holdings through Legence Parent and any future taxable redemptions or exchanges by the LGN Unit Holders of LGN Units for shares of our Class A Common Stock are expected to result in tax basis adjustments with respect to the assets of Legence Holdings that will be allocated to us and thus produce favorable tax attributes for us. These tax attributes are expected to reduce the amount of tax that we would otherwise be required to pay in the future. While the Tax Receivable Agreement requires us to pay the TRA Members 85% of the amount of cash savings, if any, in our U.S. federal, state and local income tax or franchise tax that we actually realize from the utilization of such tax attributes, we are able to retain the benefit of the remaining 15% of these tax savings.

Holding Company Structure

Our organizational structure allows Legence Parent to retain its equity ownership in Legence Holdings, a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Legence Holdings is allocated to holders of LGN Units, including us and the Pubco Subsidiaries. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A Common Stock in us, a corporation for U.S. federal income tax purposes. The LGN Unit Holders will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Legence Holdings.

In addition, pursuant to our amended and restated certificate of incorporation and the Legence Holdings LLC Agreement, our capital structure and the capital structure of Legence Holdings generally replicate one another and provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the LGN Units (and a corresponding number of shares of Class B Common Stock) and our Class A Common Stock, among other things.

We and the LGN Unit Holders will generally incur U.S. federal, state and local income taxes on our proportionate share of any taxable income of Legence Holdings and will be allocated our proportionate share of any taxable loss of Legence Holdings. The Legence Holdings LLC Agreement provides, to the extent cash is available, for distributions pro rata to us and the LGN Unit Holders in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Entities Associated with Legence Holdings and Blackstone Fund

During the years ended December 31, 2023 and 2022, Legence Holdings had revenue of $3.0 million and $6.0 million, respectively, related to contracts with entities associated with Legence Holdings and the Blackstone Fund.

A portion of the Company’s term loan is held by entities associated with Legence Holdings and the Blackstone Fund. See “Note 17—Related Party Transactions” and “Note 9—Debt” in the Notes to Consolidated Financial Statements for additional information.

Legence Holdings LLC Agreement

As a result of the Corporate Reorganization, Legence, the Pubco Subsidiaries and Legence Parent ML LLC, as the members of Legence Holdings, hold the LGN Units and their interests therein and rights as members are governed by the Legence Holdings LLC Agreement. Under the Legence Holdings LLC Agreement, we have the right, as managing member of Legence Holdings, to determine when distributions will be made to the holders of LGN Units, including us and the Pubco Subsidiaries, and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the LGN Unit Holders and us and the Pubco Subsidiaries on a pro rata basis in accordance with their respective percentage ownership of LGN Units.

We and the LGN Unit Holders will generally incur U.S. federal, state and local income taxes on our proportionate share of any taxable income of Legence Holdings and will be allocated our proportionate share of any taxable loss of Legence Holdings. Net profits and net losses of Legence Holdings generally will be allocated to us and the LGN Unit Holders on a pro rata basis in accordance with our respective percentage ownership of LGN Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depreciation, depletion and amortization with respect to such built-in gains and losses. The Legence Holdings LLC Agreement provides, to the extent cash is available, for pro rata tax distributions to us and the LGN Unit Holders in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement.

The Legence Holdings LLC Agreement provides that, except as otherwise determined by us, at any time we issue a share of our Class A Common Stock or any other equity security other than pursuant to an incentive plan, the net proceeds received by us with respect to such issuance, if any, shall be concurrently contributed to Legence Holdings, and Legence Holdings shall issue to us one LGN Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A Common Stock are redeemed, repurchased or otherwise acquired, Legence Holdings shall redeem, repurchase or otherwise acquire an equal number of LGN Units held by us (including through the Pubco Subsidiaries), upon the same terms and for the same price, as the shares of our Class A Common Stock are redeemed, repurchased or otherwise acquired.

Under the Legence Holdings LLC Agreement, the members have agreed that certain of the Existing Owners and/or one or more of their respective affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours.

Legence Holdings will be dissolved only upon the first to occur of (a) the sale of substantially all of its assets, (b) approval of its dissolution by the managing member, and a vote in favor of dissolution by at least two thirds of the LGN Unit Holders or (c) entry of decree of judicial dissolution of Legence Holdings. Upon dissolution, Legence Holdings will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (i) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Legence Holdings; (ii) second, to establish cash reserves for contingent or unforeseen liabilities; and (iii) third, to the members in proportion to the number of LGN Units owned by each of them.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation provides Blackstone with the right to designate or nominate a majority of the members of our board of directors so long as it and its affiliates collectively beneficially own at least 50% of the voting power of our capital stock entitled to vote generally in the election of directors. When Blackstone and its affiliates collectively beneficially own less than 50% but at least 20% of the voting power of our capital stock entitled to vote generally in the election of directors, they will have the right to generally designate or nominate a proportional number of directors to our board of directors. When Blackstone and its affiliates collectively beneficially own less than 20% but at least 5% of the voting power of our capital stock entitled to vote generally in the election of directors, they will have the right to designate or nominate one director to our board of directors.

Registration Rights Agreement

In connection with the closing of the IPO, we entered into a registration rights agreement with the Aggregators, granting them registration rights. Under the registration rights agreement, we agreed to register the sale of shares of our Class A Common Stock held by the Aggregators, and by certain Existing Owners that may from time to time become party to such agreement, under certain circumstances, and to provide such stockholders with certain customary underwritten offering, block trade and piggyback rights.

Exchange Agreement

In connection with the Corporate Reorganization, we and Legence Holdings entered into an Exchange Agreement with Legence Parent pursuant to which it (including certain permitted transferees thereof) may, subject to the terms of the Exchange Agreement and the Legence Holdings LLC Agreement, exchange its LGN Units, along with a corresponding number of shares of Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. At our election and solely from the net cash proceeds of a public offering or private sale of newly issued shares of Class A Common Stock, we may give an exchanging LGN Unit Holder, including Legence Parent ML LLC, cash in an amount equal to the value of such Class A Common Stock instead of shares of Class A Common Stock. The Exchange Agreement also provides that LGN Unit Holders will not have the right to exchange LGN Units if we or Legence Holdings determine that such exchange would be prohibited by law or regulation. We or Legence Holdings may impose additional restrictions on any exchange that either of us determines to be necessary or advisable so that Legence Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a LGN Unit Holder exchanges LGN Units, along with a corresponding number of shares of Class B Common Stock, for shares of Class A Common Stock, the number of LGN Units held by us will be correspondingly increased as we acquire the exchanged LGN Units. In accordance with the Exchange Agreement, any LGN Unit Holder who surrenders all (or a portion) of its LGN Units for exchange must concurrently surrender all (or an equal portion of) shares of Class B Common Stock held by it (including fractions thereof) to Legence Holdings.

Tax Receivable Agreement

In connection with the Corporate Reorganization, we entered into a Tax Receivable Agreement with Legence Parent and Legence Parent II, as the initial TRA Members. This agreement generally provides for the payment by us to the TRA Members of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that we (a) actually realize with respect to taxable periods ending after our IPO or (b) are deemed to realize in the event the Tax Receivable Agreement terminates early at our election, as a result of our breach or upon a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of our board of directors) with respect to any taxable periods ending on or after such early termination event, in each case, as a result of (i) our allocable share of existing tax basis acquired in connection with our IPO and increases to such allocable share of existing tax basis; (ii) our

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

utilization of certain tax attributes of the Blocker Entities; (iii) increases in tax basis resulting from future redemptions or exchanges (or deemed exchanges in certain circumstances) of Legence Holdings interests for Class A Common Stock or cash and certain distributions (or deemed distributions) by Legence Holdings pursuant to the Exchange Agreement; and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings, if any. If the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. Assuming no material changes in the relevant tax law, we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment to the initial TRA Members would be approximately $   million (calculated using a discount rate equal to a per annum rate of    basis points, applied against an undiscounted liability of approximately $   million). We may need to cause Legence Holdings to incur debt and make distributions to the holders of LGN Units, including us and the Pubco Subsidiaries, to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

Underwriting of IPO and Secondary Offering

Blackstone Securities Partners L.P. (“BSP”), an affiliate of Blackstone, underwrote approximately 3.9 million shares of the aggregate 29,487,627 shares of Class A Common Stock purchased by the underwriters in connection with the IPO (which figures take into account the partial exercise of the underwriters’ option to purchase additional shares), with underwriting discounts and commissions of $1.54 per share paid by the Company. BSP underwrote approximately 1.4 million shares of the aggregate 9,662,504 shares of Class A Common Stock purchased by the underwriters in connection with the closing of the secondary offering on December 16, 2025 involving the sale of Class A Common Stock by Legence Parent ML LLC and Legence Parent II ML LLC (which figures take into account the full exercise of the underwriters’ option to purchase additional shares that closed on January 8, 2026), with underwriting discounts and commissions of $1.575 per share paid by Legence Parent ML LLC and Legence Parent II ML LLC.

IPO Proceeds

The Company indirectly contributed all of the net proceeds from the IPO (including from the partial exercise of the underwriters’ option to purchase additional shares) (approximately $773.0 million, after deducting underwriting discounts and commissions and offering expenses) to Legence Holdings in exchange for LGN Units issued to Legence Sub; and (ii) Legence Holdings used such net proceeds to repay borrowings outstanding under the Term Loan Facility provided under the Credit Agreement and for general corporate purposes.

Directed Share Program

As part of the IPO, the underwriters allocated, and one of the representatives of the underwriters sold, an aggregate of 396,103 shares of Class A Common Stock at the initial public offering price per share of $28.00 to certain parties related to us, including certain of our employees and Terrence Keenen, our director, through a directed share program.

Indemnification Agreements with Our Directors and Officers

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our governing documents require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Subject to certain limitations, the indemnification agreements and our governing documents also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Review, Approval or Ratification of Transactions with Related Persons

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our Common Stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our Common Stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our Common Stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Our board of directors has adopted a written related party transactions policy (the “RPT Policy”). The RPT Policy requires that, prior to entering into a Related Party Transaction, the audit committee shall review the material facts of the proposed transaction in advance. In determining whether to approve or ratify such a Related Party Transaction, the audit committee will take into account, among other factors it deems appropriate, (1) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, (2) the extent of the Related Person’s interest in the transaction and (3) whether the Related Party Transaction is material to the Company.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

Our board of directors may elect to declare cash dividends on our Class A Common Stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements and restrictions in the agreements governing our indebtedness (as further discussed below). The payment of any future dividends will be at the discretion of our board of directors. We have not adopted, and do not currently expect to adopt, a written dividend policy.

The Credit Agreement contains restrictions on the payment of dividends. Such restrictions allow us to pay dividends only when certain conditions are met, including but not limited to compliance with certain dollar baskets, ratio tests and the absence of certain specified events of default. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 1,000,000,000 shares of Class A Common Stock, $0.01 par value per share, 200,000,000 shares of Class B Common Stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. As of     , 2026, there were (i) 67,188,768 shares of Class A Common Stock issued and outstanding held by approximately    stockholders of record and (ii) 40,699,833 shares of Class B Common Stock issued and outstanding held by one stockholder of record. No shares of preferred stock have been issued or are currently outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Legence does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Holders of shares of our Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A Common Stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A Common Stock will be entitled to receive pro rata our remaining assets available for distribution.

All currently outstanding shares of our Class A Common Stock are, and the shares of Class A Common Stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement entered into in connection with this offering, will be fully paid and nonassessable. The Class A Common Stock is not subject to further calls or assessments by us. Holders of shares of our Class A Common Stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights powers, preferences and privileges of our Class A Common Stock are subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each share of Class B Common Stock entitles its holder to one vote for each share held of record on all matters to be voted on by stockholders generally. If at any time the ratio at which LGN Units are exchangeable for shares of our Class A Common Stock changes from one-for-one as described under “Certain Relationships and Related Party Transactions—Exchange Agreement,” for example, as a result of a conversion rate adjustment for stock splits, stock dividends or reclassifications, the number of votes to which holders of Class B Common Stock are entitled will be adjusted accordingly. The holders of our Class B Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B Common Stock vote together with holders of our Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by applicable law or by our amended and restated certificate of incorporation.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Holders of our Class B Common Stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Legence.

Any holder of Class B Common Stock that does not also hold LGN Units is required to surrender any such shares of Class B Common Stock (including fractions thereof) to Legence.

Preferred Stock

As of the date of this prospectus, we had no shares of preferred stock issued or outstanding. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or the Nasdaq, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Common Stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A Common Stock held by stockholders.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the Nasdaq, which will apply so long as our Class A Common Stock remains listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Class A Common Stock and Class B Common Stock on a combined basis. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A Common Stock at prices higher than prevailing market prices.

Delaware Law

We are not subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including one whose securities are listed for trading on the Nasdaq, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Board Classification

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the directors serving three-year terms. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors.

Director Nomination Rights

Our amended and restated certificate of incorporation provides Blackstone with the right to designate or nominate a majority of the members of our board of directors so long as it and its affiliates collectively beneficially own at least 50% of the voting power of our capital stock entitled to vote generally in the election of

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

directors. When Blackstone and its affiliates collectively beneficially own less than 50% but at least 20% of the voting power of our capital stock entitled to vote generally in the election of directors, they will have the right to generally designate or nominate a proportional number of directors to our board of directors. When Blackstone and its affiliates collectively beneficially own less than 20% but at least 5% of the voting power of our capital stock entitled to vote generally in the election of directors, they will have the right to designate or nominate one director to our board of directors.

Removal of Directors; Vacancies and Newly Created Directorships

Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own in the aggregate, less than 30% of the voting power of all outstanding shares of our Common Stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the board nomination rights granted to Blackstone, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates have board nomination rights, Blackstone and its affiliates, and not the directors then in office, will have the exclusive right to fill any vacancy created by reason of death, resignation, retirement, removal or other cause of any director previously designated for nomination or appointed to fill a vacancy by Blackstone or its affiliates.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our Common Stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chairman of the board of directors or the Chief Executive Officer of the Company; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by or at the request of Blackstone and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received by the Secretary of the Company not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

content of a stockholder’s notice. These provisions will not apply to Blackstone and its affiliates so long as Blackstone has board nomination rights. Our amended and restated bylaws allow our board of directors to adopt such rules and regulations for the conduct of meetings of stockholders as it shall deem appropriate and also allow the chairman of any such meeting to prescribe such rules and regulations for the conduct of such meeting (except to the extent inconsistent with such rules and regulations as adopted by our board of directors), which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our Common Stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when Blackstone and its affiliates own, in the aggregate, less than 30% in voting power of our capital stock entitled to vote generally in the election of directors.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Our amended and restated certificate of incorporation designates a “Litigation Demand Committee” composed of independent directors as designated by our board of directors, which committee has the power and authority to investigate, review, consider and evaluate, and take any actions or make any decisions or determinations with respect to, any derivative actions brought in our name.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our directors, officers, employees, agents or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) any action asserting a claim against us or any of our directors, officers, employees, agents or stockholders that is governed by the internal affairs doctrine, (vi) any

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL, or (vii) any action as to which the DGCL confers jurisdiction on the Delaware Court of Chancery; provided that, for the avoidance of doubt, the forum selection provision that identifies the Delaware Court of Chancery as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors, officers, employees or agents. Alternatively, if a court were to find any of the forum selection provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and our board of directors.

Conflicts of Interest

Delaware law permits a corporation to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, neither Blackstone nor its affiliates or any director of the Company who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (a) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (b) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, a corporate opportunity will not be deemed to be a potential corporate opportunity for us if it is a business opportunity that (i) we are neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of our business or is of no practical advantage to us, or (iii) is one in which we have no interest or reasonable expectancy.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to Legence or our stockholders for any breach of fiduciary duty as a director or an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of a director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, for any transaction from which a director or officer derived an improper personal benefit or any action against an officer in any action by or in the right of the Company.

Our amended and restated bylaws generally provide that we must defend, indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

We have entered into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions—Indemnification Agreements with Our Directors and Officers.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, Floor 23, New York, New York 10005.

Listing

Our Class A Common Stock is listed on the Nasdaq under the symbol “LGN.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A Common Stock by a non-U.S. holder (as defined below) that acquired such Class A Common Stock pursuant to this offering and holds our Class A Common Stock as a “capital asset” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. A change in law may alter the tax considerations that we describe in this summary. We have not sought and do not intend to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	existing equityholders and creditors of the Company;

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities, all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or other arrangements treated as a partnership or pass-through entity for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A Common Stock under the constructive sale provisions of the Code;

•	U.S. expatriates and certain former citizens or long-term residents of the United States; and

•

persons that hold our Class A Common Stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, wash sale or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A Common Stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, a “United States person”) who have the authority to control all substantial decisions of the trust or (b) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A Common Stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A Common Stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” depending on factors deemed relevant by our board of directors, following completion of this offering, our board of directors may elect to declare dividends on our Class A Common Stock. If we do make distributions of cash or other property (other than certain stock distributions) on our Class A Common Stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A Common Stock (and will reduce such tax basis, until such basis equals zero) and thereafter as capital gain from the sale or exchange of such Class A Common Stock. See “—Gain on Disposition of Class A Common Stock.”

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any dividend made to a non-U.S. holder on our Class A Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must timely provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

persons. Such effectively connected dividends will not be subject to U.S. federal withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or a successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A Common Stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States); or

•

our Class A Common Stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and, as a result, such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests, as defined in the Code and applicable U.S. Treasury regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A Common Stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A Common Stock, more than 5% of our Class A Common Stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Common Stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A Common Stock were not considered to be regularly traded on an established securities market, a non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

would be subject to U.S. federal income tax on a taxable disposition of our Class A Common Stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition (and to any distributions treated as a non-taxable return of capital or capital gain from the sale or exchange of such Class A Common Stock as described above under “—Distributions”).

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A Common Stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (a) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (b) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or timely provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E) or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A Common Stock.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Although FATCA withholding could apply to gross proceeds on the disposition of our Class A Common Stock, the U.S. Treasury released proposed U.S. Treasury regulations (the “Proposed Regulations”), the preamble to which specifies that taxpayers may rely on them pending finalization. The Proposed Regulations eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our Class A Common Stock. There can be no assurance that the Proposed Regulations will be finalized in their present form.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING (CONFLICTS OF INTEREST)

The selling stockholders are offering shares of Class A Common Stock described in this prospectus through a number of underwriters. The Company and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A Common Stock listed next to its name in the following table.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional       shares of Class A Common Stock from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase       additional shares of Class A Common Stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of Class A Common Stock sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any shares of Class A Common Stock sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the public offering price. After the offering of the shares of Class A Common Stock, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A Common Stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company is not selling any shares of Class A Common Stock in this offering, and will not receive any of the proceeds from the shares of Class A Common Stock sold by the selling stockholders.

In connection with this offering, the Company and its executive officers, directors, the selling stockholders and certain other entities have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of this prospectus continuing through the date    days after the date of this prospectus (the “Restricted Period”), except with the prior written consent of the representatives.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The restrictions described in the paragraph above relating to the Company do not apply to, among other things:

•	the sale of shares to be sold pursuant to the underwriting agreement for this offering;

•

transfers of Common Stock or any security convertible into Common Stock in connection with the exercise of options or warrants or the vesting, exercise or settlement of any other equity or equity-based award, in each case, granted pursuant to the Company’s or Legence Holdings’ equity or long-term incentive plans or otherwise outstanding on the date of this prospectus and disclosed herein, including any Common Stock withheld by the Company or any of its applicable affiliates to pay any applicable exercise price or tax withholding associated with such awards; provided, however, that (i) the restrictions described above shall apply to the Common Stock issued upon such exercise, conversion, vesting or settlement and (ii) for any options or other awards that expire, vest or become settled during the Restricted Period while the Company and Legence Holdings are unable to transfer Common Stock for the purposes of satisfying any tax or other governmental withholding obligations, the restrictions described above shall not apply to Common Stock sold for that purpose;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that such plan does not provide for the transfer of Common Stock during the Restricted Period; and

•

the confidential submission by the Company of a resale shelf registration statement on Form S-1 with the SEC to the extent consistent with the Company’s obligations under the registration rights agreement that will be entered into upon the closing of this offering.

The restrictions described in the paragraph above relating to our executive officers, directors, the selling stockholders and certain other entities do not apply to, among other things:

•

transfers by a security holder of shares or any securities convertible into, exchangeable for, exercisable for, or repayable with shares (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) upon death by will, testamentary document or intestate succession, (iii) if the security holder is a natural person, to any member of the security holder’s immediate family or to any trust for the direct or indirect benefit of the security holder or the immediate family of the security holder or, if the security holder is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust, (iv) to a partnership, limited liability company or other entity of which the security holder and the immediate family of the security holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) if the security holder is a corporation, partnership, limited liability company or other business entity, (a) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the security holder, or to any investment fund or other entity which fund or entity is controlling, controlled by, managing or managed by or under common control with the security holder or its affiliates, or (b) as part of a distribution, transfer or other disposition by the security holder to its stockholders, current or former partners (general or limited), members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or other order of a court or a regulatory authority, (viii) to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee, (ix) in connection with a sale or transfer of the security holder’s shares of Common Stock acquired (a) from the underwriters in this offering or (b) in open market transactions after the closing of this offering, (x) to the Company in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase or otherwise acquire shares of Common Stock that are vested, vest or are scheduled to expire during the Restricted Period, including, without limitation, any transfer to the Company for the purpose of satisfying any tax obligations or remittance payments due as a result of the grant, vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

of this clause (x), pursuant to any stock incentive plan, long-term incentive plan or other equity award plan, or pursuant to convertible securities, each as described in the registration statement of which this prospectus forms a part and this prospectus, provided that any securities received by the security holder upon such vesting, settlement, exercise or conversion shall be subject to a lock-up agreement, (xi) in “sell to cover” or similar open market transactions during the Restricted Period to satisfy any exercise price or tax withholding obligations as a result of the exercise, vesting and/or settlement of Company equity awards held by the security holder and issued pursuant to a plan or arrangement described herein, provided that, any such securities retained by the security holder shall be subject to a lock-up agreement, (xii) in connection with the conversion, exchange or reclassification of any outstanding securities of the Company into shares of Common Stock, or any conversion, exchange or reclassification of the Common Stock, provided that any such shares of Common Stock received upon such conversion, exchange or reclassification shall be subject to a lock-up agreement; (xiii) as a sale of Class A Common Stock to the underwriters pursuant to the underwriting agreement entered into in connection with this offering, and any transfer of such Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock to the Company in consideration for cash from the proceeds from this offering, on the terms described herein, as applicable, or (xiv) with the prior written consent of the representatives on behalf of the underwriters; provided that: (A) in the case of each transfer pursuant to clauses (i) through (vi) and (xii) above, such transfer does shall not involve a disposition for value; (B) in the case of each transfer pursuant to clauses (i) through (vii) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock-up agreement, (C) in the case of each transfer pursuant to clauses (ii) through (vi) and (ix) above, no public filing, report or announcement reporting a reduction in beneficial ownership of the securities shall be legally required or voluntarily made in connection with such transfer and (D) in the case of transfers pursuant to clauses (i) and (vii) through (xi) above, no filing under Section 16(a) of the Exchange Act or other public filing, report or announcement shall be voluntarily made in connection with such transfer; if any such filing, report or announcement shall be required, such filing, report or announcement shall disclose the circumstances of the transfer and, in the case of a transfer pursuant to clauses (i) or (vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement;

•

the entry by the security holder into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of securities, if then permitted by the Company, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Restricted Period, other than as permitted by the lock-up agreement, and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the Restricted Period, and if any such filing, report or announcement shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the Restricted Period;

•

transfers by the security holder pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Company’s board of directors and made to all holders of the Company’s capital stock involving a change of control of the Company; provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, such securities shall remain subject to the provisions of a lock-up agreement; and

•

with respect to each of the Aggregators, the ability of the security holder to pledge, hypothecate or otherwise grant a security interest in such holder’s securities to one or more banks, financial or lending institutions as collateral or security for any loan, advance, margin loan or extension of credit or similar financing activity or arrangements and any transfer upon foreclosure upon or enforcement of such securities, provided, that the security holder or the Company, as the case may be, shall provide the representatives prior written notice informing them of any public filing, report or announcement with respect to such pledge, hypothecation or other grant of a security interest.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The Class A Common Stock is listed on the Nasdaq under the symbol “LGN.”

Shares may be offered to retail investors through certain online brokerage platforms which may act as selling group members for this offering. These platforms are not affiliated with us. Purchases made through such platforms will be subject to the terms, conditions and requirements set by each respective platform. Information contained on, or that can be accessed through, such platforms does not constitute part of this prospectus.

In connection with the offering, the underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of Class A Common Stock or purchasing shares of Class A Common Stock in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares of Class A Common Stock available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of Class A Common Stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A Common Stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s Class A Common Stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A Common Stock. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

The Company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $    million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $   .

The Company and selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Conflicts of Interest; Other Relationships

Certain of the underwriters and/or their affiliates may act as agents or lenders under margin loans with the selling stockholders, which may be paid down with some or all of the net proceeds of this offering. Any such underwriter that, together with its affiliates and associated persons, receives at least 5% of the net proceeds of this offering will be deemed to have a “conflict of interest” under Financial Industry Regulatory Authority

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

(“FINRA”) Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares in this offering will be made to any discretionary account over which any underwriter having a conflict of interest under FINRA Rule 5121 exercises discretion without the prior specific written approval of the account holder.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In particular, an affiliate of       acts as administrative agent under a margin loan with each selling stockholder. An affiliate of       is also a lender under such margin loans.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold or recommend to clients that they should acquire long and/or short positions in such assets, securities and instruments.

We have agreed with the underwriters to deliver the Class A Common Stock on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the second trading day following the initial trade date for the shares of common stock offered hereby (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares prior to the business day preceding the settlement date will be required, by virtue of the fact that the shares will settle in T+2, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the shares who wish to trade the shares prior to their date of delivery hereunder should consult their advisors.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares of Class A Common Stock (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of the Shares at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

(c)

in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In relation to the United Kingdom, no Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of the Shares at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation;

provided that no such offer of the Shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offerings and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”);

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may be provided in Australia only to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Shares, offer, transfer, assign or otherwise alienate those Shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian securities commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The Shares may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the Shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these Shares on regulated securities markets in Brazil is prohibited.

Canada

The Shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Switzerland

The Shares may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the Shares have been or will be approved by any Swiss regulatory authority.

Hong Kong

The Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Israel

In the State of Israel, the Shares offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•

an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•

a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•

an entity, other than an entity formed for the purpose of purchasing the Shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the Shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Shares.

Accordingly, the Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the Shares. The Shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the Shares. The Shares may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the Shares under Section 275 of the SFA except (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the Shares under Section 275 of the SFA except (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the Shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04- N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

United Arab Emirates

The Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except (1) in compliance with all applicable laws and regulations of the United Arab Emirates and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the Class A Common Stock offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas. Certain legal matters in connection with the Class A Common Stock offered by this prospectus will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Legence Holdings LLC as of December 31, 2024 and December 31, 2023, and for each of the three years in the period ended December 31, 2024, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statement of Legence Corp. as of March 27, 2025, included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l (including the exhibits and amendments thereto) regarding our Class A Common Stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. For further information regarding us and our Class A Common Stock offered in this prospectus, we refer you to the full registration statement, including its exhibits, filed under the Securities Act. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to each such exhibit for a more complete description of the matter involved.

The SEC maintains a website that contains reports and other information that we have filed electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. The address of the SEC’s website is www.sec.gov. We are subject to the informational requirements of the Exchange Act. We fulfill our obligations with respect to such requirements by filing reports and proxy and other information statements with the SEC.

Our website is www.wearelegence.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus and is not incorporated by reference in this prospectus.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

INDEPENDENT AUDITOR’S REPORT

To the stockholder and the Board of Directors of Legence Corp.

Opinion

We have audited the accompanying balance sheet of Legence Corp. (the “Company”) as of March 27, 2025, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 27, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

April 29, 2025

We have served as the Company’s auditor since 2025.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGENCE CORP.

BALANCE SHEET

March 27, 2025
Assets
Current assets:
Cash	$10

Total assets	10

Liabilities and Stockholder’s Equity
Liabilities

Total liabilities	—
Equity
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	10

Total stockholder’s equity	10

Total liabilities and stockholder’s equity	$10

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGENCE CORP.

NOTES TO BALANCE SHEET

1—Nature of Operations

Legence Corp. was incorporated in the state of Delaware on January 9, 2025 in anticipation of a potential initial public offering (“IPO”) and related reorganization transactions. Following the IPO and the transactions related thereto, Legence Corp. will be a holding company whose sole material asset will consist of membership interests in Legence Holdings LLC. After the consummation of the IPO and related reorganization transactions, Legence Corp. will be the managing member of Legence Holdings LLC and will control and be responsible for all operational, management and administrative decisions relating to Legence Holdings LLC business and will consolidate the financial results of Legence Holdings LLC and its subsidiaries.

2—Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accounts are maintained and the balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented because Legence Corp. has had no operations to date.

3—Stockholder’s Equity

Legence Corp. is authorized to issue 1,000 shares of common stock with a par value of $0.01 per share, all of which have been issued and are outstanding as of March 27, 2025 for an aggregate consideration of $10.

4—Subsequent Events

Legence Corp. has evaluated subsequent events through April 29, 2025, the date on which the balance sheet was available for issuance, and determined that there are no significant subsequent events requiring adjustment or disclosure.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Condensed Consolidated Balance Sheets

(In thousands)

(Unaudited)

	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$176,034	$81,167
Accounts receivable, net	588,433	448,610
Contract assets, net	234,302	188,132
Prepaid expenses and other current assets	39,038	38,506

Total current assets	1,037,807	756,415
Property and equipment, net of accumulated depreciation of $92,084 and $70,676 as of September 30, 2025 and December 31, 2024, respectively	81,094	73,381
Operating lease right-of-use assets (including $20,705 and $23,375 as of September 30, 2025 and December 31, 2024, respectively, from related parties)	106,469	90,922
Goodwill	782,931	781,194
Intangible assets, net	562,361	624,250
Other assets	29,607	26,338

Total assets(a)	$2,600,269	$2,352,500

Liabilities and Equity
Current liabilities:
Accounts payable	$224,256	$126,502
Accrued compensation and benefits	89,832	54,601
Accrued and other current liabilities	25,659	28,490
Contract liabilities	285,894	164,130
Current portion of operating lease liabilities (including $3,906 and $3,654 as of September 30, 2025 and December 31, 2024, respectively, from related parties)	18,051	14,402
Current portion of long-term debt	16,301	22,984

Total current liabilities	659,993	411,109
Long-term debt, net of current portion (including $87,486 and $211,039 as of September 30, 2025 and December 31, 2024, respectively, from related parties)	812,628	1,585,846
Operating lease liabilities, net of current portion (including $17,997 and $20,960 as of September 30, 2025 and December 31, 2024, respectively, from related parties)	94,568	80,669
Tax receivable agreement liability - related party	146,474	—
Deferred tax liabilities, net	41,543	35,428
Other long-term liabilities	17,590	35,856

Total liabilities(a)	1,772,796	2,148,908
Commitments and contingencies (Note 18)
Stockholders’ equity / Member’s equity
Member’s equity	—	443,738
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued or outstanding as of September 30, 2025	—	—

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

	September 30, 2025	December 31, 2024
Class A common stock $0.01 par value, 1,000,000,000 shares authorized, 58,510,567 shares issued and outstanding as of September 30, 2025	585	—
Class B common stock $0.01 par value, 200,000,000 shares authorized, 46,680,762 shares issued and outstanding as of September 30, 2025	467	—
Additional paid-in capital	664,299	—
Accumulated deficit	(277,228)	(250,169)
Accumulated other comprehensive (loss) income	(248)	9,111

Total Legence stockholders’ equity / Member’s equity	387,875	202,680
Noncontrolling interests	439,598	912

Total stockholders’ equity / Member’s equity	827,473	203,592

Total liabilities and stockholders’ equity / Member’s equity	$2,600,269	$2,352,500

(a)

As of September 30, 2025, total assets include $19.7 million and total liabilities include $9.0 million for consolidated variable interest PCs as defined in “Note 6—Variable Interest Entities and Equity Method Investments”. Substantially all of the remaining total assets and total liabilities, excluding the Tax receivable agreement liability and the related deferred tax assets, are attributable to the consolidated Legence Holdings variable interest entity. As of December 31, 2024, total assets include $40.1 million and total liabilities include $5.9 million, respectively, for consolidated variable interest PCs. Assets of the variable interest entities can only be used to settle the liabilities of those entities. Refer to “Note 6—Variable Interest Entities and Equity Method Investments” for additional information.

See Notes to Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Condensed Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenue	$708,006	$560,804	$1,812,849	$1,550,387
Cost of revenue	559,947	442,258	1,424,412	1,232,561

Gross profit	148,059	118,546	388,437	317,826
Selling, general and administrative	85,887	67,199	227,814	179,848
Depreciation and amortization	24,183	25,475	75,619	70,738
Acquisition-related costs	795	154	971	5,593
Loss (gain) on sale of property and equipment	21	—	(199)	—
Equity in earnings of joint venture	(24)	(1,233)	(848)	(3,131)

Income from operations	37,197	26,951	85,080	64,778
Other expense (income):
Interest expense (including $3,312 and $3,368 for the three months in 2025 and 2024, respectively, and $11,776 and $9,963 for the nine months in 2025 and 2024, respectively, from related parties)	28,183	23,707	88,228	65,392
Interest income	(1,069)	(523)	(2,588)	(4,356)
Loss on debt extinguishment	5,685	—	5,685	—
Credit agreement amendment fees	64	—	2,990	4,119
Other income, net	(123)	(121)	(268)	(434)

Total other expense, net	32,740	23,063	94,047	64,721

Income (loss) before income tax	4,457	3,888	(8,967)	57
Income tax expense	4,078	4,564	13,662	9,500

Net income (loss)	379	(676)	(22,629)	(9,443)
Net income attributable to noncontrolling interests	955	407	4,430	407

Net loss attributable to Legence	$(576)	$(1,083)	$(27,059)	$(9,850)

	Period from September 12, 2025 to September 30, 2025	Period from September 12, 2025 to September 30, 2025
Net loss per Class A Common Stock—basic and diluted	$(0.02)	$(0.02)
Weighted-average Class A Common Stock outstanding—basic and diluted	58,511	58,511

See Notes to Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Condensed Consolidated Statements of Comprehensive Loss

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income (loss)	$379	$(676)	$(22,629)	$(9,443)
Other comprehensive loss, net:
Loss related to interest rate swaps, net of tax	(1,285)	(22,143)	(9,556)	(19,636)

Other comprehensive loss	(1,285)	(22,143)	(9,556)	(19,636)

Comprehensive loss	(906)	(22,819)	(32,185)	(29,079)
Comprehensive income attributable to noncontrolling interests	1,634	407	5,109	407

Comprehensive loss attributable to Legence	$(2,540)	$(23,226)	$(37,294)	$(29,486)

See Notes to Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Condensed Consolidated Statements of Changes in Equity

(In thousands, except share amounts)

(Unaudited)

		Class A Common Stock		Class B Common Stock
	Member’s Equity	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Legence Stockholders’ Equity / Member’s Equity	Non- controlling Interests	Total Equity
Balance, December 31, 2024	$443,738	—	$—	—	$—	$—	$(250,169)	$9,111	$202,680	$912	$203,592
Reclassification of vested Legence Parent Series A Profits Interests from liabilities	33	—	—	—	—	—	—	—	33	—	33
Other comprehensive loss	—	—	—	—	—	—	—	(6,214)	(6,214)	—	(6,214)
Net (loss) income	—	—	—	—	—	—	(21,213)	—	(21,213)	2,074	(19,139)

Balance, March 31, 2025	443,771	—	—	—	—	—	(271,382)	2,897	175,286	2,986	178,272
Reclassification of vested Legence Parent Series A Profits Interests from liabilities	228	—	—	—	—	—	—	—	228	—	228
Other comprehensive loss	—	—	—	—	—	—	—	(2,057)	(2,057)	—	(2,057)
Net (loss) income	—	—	—	—	—	—	(5,270)	—	(5,270)	1,401	(3,869)

Balance, June 30, 2025	443,999	—	—	—	—	—	(276,652)	840	168,187	4,387	172,574
Reclassification of vested Legence Parent interests from liabilities	49	—	—	—	—	—	—	—	49	—	49
Effect of the Corporate Reorganization	(444,048)	29,022,940	290	46,680,762	467	443,291	—	—	—	—	—
Tax receivable agreement net liability	—	—	—	—	—	(138,073)	—	—	(138,073)	—	(138,073)
Reclassification of Series A Interests and Restricted Series C Interests from liability to equity	—	—	—	—	—	36,358	—	—	36,358	—	36,358
Issuance of Class A common stock net of underwriting discounts, commissions, and offering costs	—	29,487,627	295	—	—	751,547	—	—	751,842	—	751,842
Allocation of equity to noncontrolling interests	—	—	—	—	—	(431,262)	—	876	(430,386)	430,386	—
Stock-based compensation for RSUs and stock options	—	—	—	—	—	554	—	—	554	—	554
Contribution from Legence Parent for Series A Interests and Restricted Series C Interests	—	—	—	—	—	—	—	—	—	3,191	3,191
Contribution from Legence Parent II for Series A Interests	—	—	—	—	—	1,884	—	—	1,884	—	1,884
Other comprehensive (loss) income	—	—	—	—	—	—	—	(1,964)	(1,964)	679	(1,285)
Net (loss) income	—	—	—	—	—	—	(576)	—	(576)	955	379

Balance, September 30, 2025	$—	58,510,567	$585	46,680,762	$467	$664,299	$(277,228)	$(248)	$387,875	$439,598	$827,473

See Notes to Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Condensed Consolidated Statements of Changes in Equity - (Continued)

(In thousands)

(Unaudited)

	Member’s Equity	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Legence Member’s Equity	Non- controlling Interests	Total Equity
Balance, December 31, 2023	$722,378	$(221,614)	$22,166	$522,930	$—	$522,930
Legence Parent issuance of Legence Parent interests for acquisitions	20,719	—	—	20,719	—	20,719
Cash contributions from Legence Parent	300	—	—	300	—	300
Cash distributions to Legence Parent	(212)	—	—	(212)	—	(212)
Reclassification of vested Legence Parent Series A Profits Interests from liabilities	88	—	—	88	—	88
Other comprehensive income	—	—	5,294	5,294	—	5,294
Net loss	—	(14,957)	—	(14,957)	—	(14,957)

Balance, March 31, 2024	743,273	(236,571)	27,460	534,162	—	534,162
Legence Parent issuance of Legence Parent interests for acquisitions	1,381	—	—	1,381	—	1,381
Cash contributions from Legence Parent	100	—	—	100	—	100
Cash distributions to Legence Parent	(1,450)	—	—	(1,450)	—	(1,450)
Other comprehensive loss	—	—	(2,787)	(2,787)	—	(2,787)
Net income	—	6,190	—	6,190	—	6,190

Balance, June 30, 2024	743,304	(230,381)	24,673	537,596	—	537,596
Other comprehensive loss	—	—	(22,143)	(22,143)	—	(22,143)
Net (loss) income	—	(1,083)	—	(1,083)	407	(676)

Balance, September 30, 2024	$743,304	$(231,464)	$2,530	$514,370	$407	$514,777

See Notes to Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(22,629)	$(9,443)
Adjustments to reconcile net loss to cash provided by operating activities:
Amortization of intangible assets	61,888	59,506
Depreciation of property and equipment	23,723	21,481
Amortization of debt issuance costs and discounts	3,007	3,665
Stock-based compensation	21,881	8,726
Deferred taxes	6,378	(4,616)
Equity in earnings of joint venture	(848)	(3,131)
Return on investment in joint venture	500	—
Operating lease right-of-use asset lease expense	12,959	9,332
Loss on debt extinguishment	5,685	—
Other	148	3,320
Changes in operating assets and liabilities:
Accounts receivable, net	(139,448)	14,518
Contract assets	(46,182)	(48,115)
Prepaid expenses and other current assets	1,198	(258)
Accounts payable	94,542	9,904
Accrued compensation and benefits	34,355	21,183
Accrued and other current liabilities	(4,110)	(35,799)
Contract liabilities	120,027	(20,855)
Operating lease liabilities, current and long-term	(10,727)	(7,527)
Other long-term assets and liabilities	(223)	1,338

Cash provided by operating activities	162,124	23,229

Cash flows from investing activities:
Purchases of property and equipment	(24,734)	(12,776)
Consideration paid for acquisitions, net of cash acquired	(453)	(220,115)
Proceeds from sale of property and equipment	226	191

Cash used in investing activities	(24,961)	(232,700)

Cash flows from financing activities:
Term loan borrowings (including $2,495 and $38,500 in 2025 and 2024, respectively, from related parties)	2,495	250,000
Term loan payments (including $74,797 in 2025 to related parties)	(795,073)	(9,572)
Notes payable payments	(6,102)	(3,990)
Finance lease payments	(2,694)	(1,798)
Cash distributions to Legence Parent	—	(1,662)
Cash contributions from Legence Parent	—	400
Proceeds from IPO, net of underwriting discounts and commissions	780,243	—
Debt issuance costs	—	(1,091)
Payments of contingent consideration (including $(20,663) in 2024 from related parties)	—	(32,429)
Payments for deferred offering costs	(21,165)	—

Cash (used in) provided by financing activities	(42,296)	199,858

Increase (decrease) in cash and cash equivalents	94,867	(9,613)
Cash and cash equivalents, beginning of period	81,167	88,920

Cash and cash equivalents, end of period	$176,034	$79,307

The supplemental disclosures to the Condensed Consolidated Statements of Cash Flows are included in “Note 19 – Other Financial Information”.

See Notes to Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1 - Nature of Operations and Basis of Presentation

Organization

Legence Corp. was incorporated as a Delaware corporation on January 9, 2025 as a holding company for the purpose of facilitating an initial public offering (“IPO”) and other related transactions in order to carry on the business of Legence Holdings LLC (“Legence Holdings”). Legence Holdings and its subsidiaries are a leading provider of engineering, installation and maintenance services for mission-critical systems in buildings. The Company focuses on high-growth sectors that have technically demanding buildings, including technology, life sciences, healthcare and education. The Company specializes in designing, fabricating and installing complex heating, ventilation and air conditioning (“HVAC”), process piping and other mechanical, electrical and plumbing (“MEP”) systems for new facilities and upgrading HVAC, lighting and building controls in existing facilities to make them more energy efficient and sustainable. Services are primarily provided on a fixed price basis.

All references to the “Company” or “Legence” in this report are to Legence Corp. and its consolidated subsidiaries.

Initial Public Offering

On September 11, 2025, our registration statement on Form S-1 related to our IPO was declared effective by the Securities and Exchange Commission, and our Class A common stock (“Class A Common Stock”) began trading on the Nasdaq Global Select Market, or the Nasdaq, under the ticker symbol “LGN” on September 12, 2025. Our IPO was completed on September 15, 2025. The Company sold 29,487,627 shares, including the partial exercise of the underwriters’ option to purchase additional shares, of its Class A Common Stock at a public offering price of $28.00 per share. Legence Corp. received net proceeds from the IPO of $780.2 million, net of underwriting discounts and commissions. Legence Corp. contributed the proceeds from the IPO in exchange for newly issued limited liability company interests in Legence Holdings, and Legence Holdings used the net proceeds to pay outstanding offering costs and repay outstanding debt. Refer to “Note 10—Stockholders’ Equity / Member’s Equity”.

In connection with the IPO, the Company completed a series of organizational transactions (the “Corporate Reorganization”). Prior to the IPO and Corporate Reorganization, Legence Holdings was a single-member limited liability company that was a wholly owned subsidiary of Legence Intermediate, which was a wholly owned subsidiary of Legence Parent.

Member’s equity consisted of transactions between Legence Holdings and Legence Parent. Such transactions consisted of contributions to Legence Holdings from Legence Parent and distributions from Legence Holdings to Legence Parent.

Legence Parent has different classes of equity interests: Series A Profits Interests (“Series A Profits Interests”), Series B Common Interests (“Series B Common Interests”) and Series C Common Interests (“Series C Common Interests”), which includes Restricted Series C Common Interests (“Restricted Series C Common Interests”), (together with Series B Common Interests, “Legence Parent Common Interests”), each with specific terms and conditions.

Series A Profits Interests were granted to employees of Legence Holdings and its subsidiaries and are comprised of Time Interests, Performance Interests, and Exit Interests. Series B Common Interests were held by BX Refficiency Aggregator LP. Series C Common Interests are held by certain members of Legence Holdings’

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

management and former owners of acquired companies who received Series C Common Interests as part of the consideration transferred. Restricted Series C Common Interests were issued in connection with an acquisition as compensation for future services to certain of the acquiree’s former shareholders and employees who became Legence Holdings’ employees in connection with the acquisition.

Corporate Reorganization

The Corporate Reorganization included the following:

a.

The Limited Liability Company Agreement of Legence Holdings was amended and restated to, among other things, (i) make Legence Corp. the managing member of Legence Holdings and (ii) recapitalize the ownership interests in Legence Holdings into two classes of limited liability company interests with the same economic rights (“LGN A Units” and “LGN B Units”, collectively “LGN Units”).

b.	Certain entities were formed and reorganized as follows:

1.	Legence Parent LLC (“Legence Parent”) formed Legence Corp.

2.

Legence Intermediate LLC (“Legence Intermediate”) distributed a portion of its interests in Legence Holdings to Legence Parent, which then distributed a portion of such interests to certain Blackstone Inc. (“Blackstone”) entities and management holders that held equity in Legence Parent (“Legacy Owners”).

3.

Certain Legacy Owners contributed a portion of their interests in Legence Holdings (either directly or indirectly through certain Blackstone entities) to Legence Corp. and Legence Intermediate contributed a portion of its interests in Legence Holdings to Legence Corp, all in exchange for 29,022,940 shares of newly issued Class A Common Stock.

4.

Certain Legacy Owners contributed its 28,844,369 shares of Class A Common Stock received to newly created Legence Parent II LLC (“Legence Parent II”) in exchange for Legence Parent II Common Interests (together with Legence Parent Common Interests, the “Common Interests”) and Legence Parent II Series A Capital Interests (the “Series A Capital Interests”) and Legence Intermediate was liquidated and distributed its remaining interests in Legence Holdings and its 178,571 shares of Class A Common Stock to Legence Parent.

5.

Management holders contributed their interests in Legence Parent and Legence Parent II to newly created entities above Legence Parent and Legence Parent II called Legence Parent Management Aggregator LLC (“Management Aggregator I”) and Legence Parent II Management Aggregator LLC (“Management Aggregator II”, collectively the “Management Aggregators”), respectively, in exchange for interests of the Management Aggregators with similar terms and economics.

6.

Legence Parent subscribed for Class B common stock (“Class B Common Stock”) of Legence Corp. for nominal consideration, reflecting its historic indirect ownership of Legence Holdings. Legence Holdings recapitalized its ownership interests into newly issued LGN Units, and Legence Parent retained a portion of their pre-IPO ownership in Legence Holdings through LGN B Units. Refer to “Note 12—Noncontrolling Interests”.

7.	Legence Corp., through its subsidiary, contributed the net proceeds of the offering to Legence Holdings in exchange for newly issued LGN A Units.

c.

Legence Corp. entered into an exchange agreement (the “Exchange Agreement”) in which the holders of LGN B Units, together with an equal number of corresponding shares of Class B Common Stock, may exchange their interests for shares of Class A Common Stock of Legence Corp. on a one-for-one basis or the cash equivalent thereof (based on the 10-day volume weighted average price of the shares of Class A Common Stock at the time of exchange) as determined by Legence (the “Exchange Right”).

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

d.

The Company entered into a tax receivable agreement (the “TRA”) pursuant to which the Company will pay to certain Legacy Owners 85% of the net cash tax savings, if any, that the Company realizes from certain tax attributes and benefits arising in connection with the IPO and future exchanges of LGN B Units, and the Company will retain the remaining 15% of such benefits. Refer to “Note 14—Tax Receivable Agreement”.

e.

Legence Parent historically issued Series A profits interests (“Series A Profits Interests”) awards and Restricted Series C common interests (“Restricted Series C Common Interests”) awards as compensation to the Company’s employees. The Series A Profits Interests were exchanged for equivalent interests in newly created entities above the consolidated structure of the Company as follows: (i) a portion of Series A Profits Interests from Legence Parent were exchanged for Series A Capital Interests of newly created Legence Parent II, (ii) Series A Capital Interests of Legence Parent II were exchanged for Class A Management Holdings Interests of Management Aggregator II (“Aggregator II Mirror A Units”), and (iii) the remaining Series A Profits Interests of Legence Parent were exchanged for Class A Management Holdings Interests of Management Aggregator I (“Aggregator I Mirror A Units” and, together with Aggregator II Mirror A Units, the “Rollover Series A Profits Interests”). The Rollover Series A Profits Interests, together with historical Series A Profits Interests, are collectively referred to as “Series A Interests”. The Restricted Series C Common Interests of Legence Parent were exchanged for Class C Management Holdings Interests of Management Aggregator I (“Rollover Restricted Series C Interests”, and together with Restricted Series C Common Interests, the “Restricted Series C Interests”). Refer to “Note 2—Summary of Significant Accounting Policies” and “Note 11—Stock-Based Compensation”).

Effective September 11, 2025, following approval by the Company’s stockholders, the Board of Directors adopted the Legence Corp. 2025 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). In connection with the IPO, certain employees, including our named executive officers, and non-employee directors were granted stock options and/or restricted stock units (“RSUs”) under the Omnibus Incentive Plan (refer to “Note 2—Summary of Significant Accounting Policies” and “Note 11—Stock-Based Compensation”).

The corporate structure following the completion of the IPO, as described above, is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Company consolidates Legence Holdings as part of the consolidated financial statements and reports a noncontrolling interest related to the LGN B Units held by Legence Parent.

Immediately following the closing of the IPO, the Company is a holding company, and its sole material asset is a controlling equity interest in Legence Holdings. As the managing member of Legence Holdings, the Company operates and controls all of the business and affairs of Legence Holdings, has the obligation to absorb losses and receive benefits from Legence Holdings and, through Legence Holdings and its subsidiaries, conducts its business.

Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and the instructions to Form 10-Q and Regulation S-X. Accordingly, these unaudited Condensed Consolidated Financial Statements do not include all information or notes required by GAAP for annual financial statements and should be read together with the Company’s audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2024 included in the IPO Prospectus filed with the Securities and Exchange Commission

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

(“Commission”) on September 15, 2025. In the opinion of management, the accompanying unaudited Condensed Consolidated Financial Statements include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of the Company’s financial position, results of operations, comprehensive income (loss) and cash flows for the interim periods presented. The December 31, 2024 Condensed Consolidated Balance Sheet data was derived from the 2024 audited Consolidated Financial Statements but does not include all disclosures required by GAAP. The preparation of the unaudited Condensed Consolidated Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the related revenues and expenses and disclosures as of the date of the financial statements. Actual results could differ from those estimates.

The Corporate Reorganization was accounted for in a manner consistent with a reorganization of entities under common control. The unaudited Condensed Consolidated Financial Statements for periods prior to the IPO and Corporate Reorganization relate to Legence Holdings. Prior to the Corporate Reorganization, Legence Corp. had no operations.

Results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the results that will be realized for the year ended December 31, 2025, or for any future period.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The unaudited Condensed Consolidated Financial Statements include the accounts of Legence Corp., its wholly owned subsidiaries and certain Variable Interest Entities (“VIE”) of which the Company is the primary beneficiary. The Company assesses whether it is the primary beneficiary of a VIE, which is the case if the Company, in combination with its related parties, has both (1) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. When the Company is deemed to be the primary beneficiary, the VIE is consolidated and the interest in the VIE held by a third-party is accounted for as a noncontrolling interest. For VIEs that are not consolidated, the Company accounts for its investments using the equity method.

All intercompany accounts and transactions have been eliminated.

Refer to “Note 6—Variable Interest Entities and Equity Method Investments” for additional information.

Deferred Offering Costs

Offering costs include legal, accounting, printing, and other third-party fees that were incremental and directly related to the Company’s IPO. Prior to the completion of the IPO, the Company deferred $28.4 million of offering costs within Other assets on the Condensed Consolidated Balance Sheets. Upon completion of the IPO, these costs were reclassified into Additional paid-in capital as a reduction against the proceeds received from the IPO.

Stock-Based Compensation

Series A Interests and Restricted Series C Interests

Management Aggregator I and Management Aggregator II issue Series A Interests and Restricted Series C Interests to the Company’s employees. As their value is indexed to the value of the Company’s Class A Common

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Stock and settled in Management Aggregator I and Management Aggregator II interests or assets, and the Company does not reimburse these entities for the awards, the Company accounts for these awards as stock-based payment awards under ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). The Company recognizes compensation expense for equity-classified awards at their fair value measured as of the grant date.

Series A Interests awards are comprised of time vesting interests (60%) (“Time Interests”), performance vesting interests (20%) (“Performance Interests”), and exit vesting interests (20%) (“Exit Interests”). The Time Interests and Restricted Series C Interests are service-based awards for which the Company recognizes expense based on the fair value of the awards at the end of each reporting period. While the Time Interests continue to include a below fair value repurchase feature, and were historically accounted for as liability-classified awards by the Company due to this feature, upon the Corporate Reorganization the obligation to fund the Time Interests is that of the Management Aggregators, and because those entities are outside of the Company’s structure, they do not have the ability to direct settlement by Legence Holdings, or to direct a distribution by Legence Holdings for settlement. Thus, the expense recognition for these awards is still remeasured to fair value at the end of each period; however, the offset is treated as an indirect contribution from the Management Aggregators through Legence Parent and Legence Parent II, as they have the sole obligation for settlement. The Company recognizes compensation expense on a straight-line basis over the five-year vesting period with accelerated vesting and compensation expense when or if a change of control event occurs.

The Company accounts for the Performance Interests as equity-classified awards under ASC 718 and recognizes compensation expense when or if certain liquidity events occur. The Company also accounts for the Exit Interests as equity-classified awards under ASC 718 and recognizes compensation when or if certain liquidity events occur. Awards forfeitures are accounted for as they occur.

Once vested, the holders of the Series A Interests may participate in distributions from the Management Aggregators upon liquidation or a distribution as directed by Blackstone affiliated entities (“BX Aggregators”). The distributions are first made to the holders of Common Interests until their unreturned contributions are reduced to zero, and thereafter to the holders of vested Series A Interests and Common Interests pro rata based on their aggregate percentage interests (taking into account any applicable participation thresholds). Refer to “Note 1—Nature of Operations and Basis of Presentation” for additional information regarding Common Interests.

The Series A Interests are subject to certain forfeiture and repurchase provisions in the event of interest holder employment termination. Restricted Series C Interests participate in distributions as they are Common Interests; however, are subject to the same forfeiture and repurchase provisions as the Series A Interests. Holders of Restricted Series C Interests must repay any distributions received on unvested Restricted Series C Interests within 15 days of employment termination.

Subsequent to the IPO, the Company utilizes the option-pricing method (“OPM”) to estimate the fair value of these awards, considering that the awards are units of Legence Parent and Legence Parent II and act as options that receive value after certain Common Interests receive a return matching the specified thresholds. The expected life assumption represents the period of time the interests are expected to be outstanding and the risk-free rate is based on the U.S. Treasury yield for a term consistent with the expected life. The total equity value was calculated based on the full market capitalization of the Company. The expected volatility assumption is based on the volatility of guideline public companies, adjusted for the Company’s size and leverage. Since Legence Parent and Legence Parent II do not have a history or expectation of future recurring dividends and there are no contractual dividends associated with the equity interests, the expected dividend yield assumption is nil.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Prior to the IPO, the Company utilized the OPM and the hybrid method to determine the fair value of these awards using certain assumptions. The expected life assumption represents the period of time the interests are expected to be outstanding while the risk-free rate is based on the U.S. Treasury yield for a term consistent with the expected life. The expected volatility assumption is based on the volatility of guideline public companies, adjusted for the Company’s size and leverage. Since the interests do not have a provision for recurring distributions and the issuing entities do not have a history or expectation of future recurring distributions, the expected dividend yield assumption is nil. The hybrid method incorporates various future outcomes and allocates the value in each scenario using the OPM, which included IPO scenarios and delayed exit scenarios.

Refer to “Note 1—Nature of Operations and Basis of Presentation” and “Note 11—Stock-Based Compensation” for additional information and further disclosures regarding stock-based compensation.

RSUs and Stock Options

The Company accounts for RSUs and stock options based on their grant date fair value. RSUs and stock options are subject to service-based vesting conditions, and the corresponding stock-based compensation expense is recognized on a straight-line basis. The Company has elected to account for forfeitures as they occur for both the RSUs and the stock options.

The Company uses the price of its Class A Common Stock on the date of grant as the fair value for RSUs. The Company estimates the fair value of stock options granted under the Omnibus Incentive Plan on the grant date using a Black-Scholes option-pricing model. The assumptions and estimates used as part of the Black-Scholes option-pricing model are as follows:

•	Stock price: The price of the Company’s Class A Common Stock generally at the grant date.

•	Exercise price: The exercise price as stated per the terms of the option agreements.

•

Expected Term: The Company uses the simplified method for determining the expected term of stock options, as there is insufficient historical exercise data to provide a reasonable basis on which to estimate expected term. Under the simplified method, the expected term is calculated as the midpoint between the vesting period and the contractual term.

•

Expected Volatility: The expected volatility is based on the historical equity volatility of a group of publicly traded guideline companies with similar size and industry characteristics, and is adjusted for differences in leverage, size, and stage of development, as well as volatility studies considering recent IPOs.

•	Risk-free rate: The risk-free interest rate is based on the United States Treasury yield curve in effect at the grant date, corresponding to the expected term of the stock options.

•	Dividend yield: The estimated dividend yield is zero as the Company does not currently intend to declare dividends in the foreseeable future.

Earnings Per Share

The Company calculates basic and diluted earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings Per Share, for the periods following the IPO and Corporate Reorganization. Basic EPS is calculated using Net income (loss) attributable to Legence divided by the weighted-average number of shares of Class A Common Stock outstanding during the period. Diluted EPS is calculated using Net income (loss) attributable to Legence divided by the weighted-average number of shares of Class A Common Stock outstanding during the period, adjusted to give effect to potentially dilutive securities. The effect of potentially dilutive securities is not

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

included in the computation of diluted EPS for periods in which there is a Net loss attributable to Legence, because to do so would be anti-dilutive. Class B Common Stock does not have economic rights in the Company, including no rights to dividends or distributions upon liquidation, and as a result, is not considered a participating security for basic and diluted EPS. As such, basic and diluted EPS of Class B Common Stock has not been presented.

The Company’s potentially dilutive securities consist of (i) unvested and unexercised RSUs and stock options, with the dilutive effect calculated using the treasury stock method, and (ii) exchange of LGN B Units to shares of Class A Common Stock, with the dilutive effect calculated using the if-converted method.

Refer to “Note 13—Earnings Per Share” for additional information.

Tax Receivable Agreement

In connection with the IPO and Corporate Reorganization, the Company entered into a TRA with Legence Parent and Legence Parent II (the “TRA Members”), which are related parties. The agreement provides that the Company will pay to the TRA Members 85% of the net cash savings that the Company realizes, or is deemed to realize, as a result of favorable tax attributes arising from the IPO and Corporate Reorganization. The annual tax benefits are computed on a with and without basis by calculating the income taxes due, including such tax benefits, and the income taxes due without such benefits. The Company will retain the benefit of the remaining 15% of these cash savings, if any.

Amounts payable under the TRA are accounted for in accordance with ASC Topic 450, Contingencies. Accordingly, the Company recognizes a liability when payments are probable and reasonably estimable and measures the obligation on an undiscounted basis. The TRA liability is classified as current or non-current based on the expected date of payment and is included in the Condensed Consolidated Balance Sheet as Accrued and other current liabilities and Tax receivable agreement liability, respectively.

The TRA liability and related deferred tax assets, net of valuation allowance, initially recognized are recorded against Additional paid-in capital. Subsequent changes to the TRA liability and deferred tax assets, including changes to the related valuation allowance, that are not related to an exchange or a payment pursuant to the TRA are recorded in Other income, net and Income tax expense, respectively, in the Condensed Consolidated Statement of Operations.

Refer to “Note 14—Tax Receivable Agreement” and “Note 15—Income Taxes” for additional information.

Recent Accounting Pronouncements

Targeted Improvements to the Accounting for Internal-Use Software - In September 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-06, “Intangibles-Goodwill and Other- Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software” (“Update 2025-06”), which removes references to the project stages and requires entities to begin capitalizing software costs when both of the following occur: (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. Update 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption and a prospective, retrospective or modified transition approach are permitted. The Company is currently evaluating the impact that the adoption of Update 2025-06 will have on its Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Measurement of Credit Losses for Accounts Receivable and Contract Assets - In July 2025, the FASB issued ASU 2025-05, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets” (“Update 2025-05”), which allows entities to elect a practical expedient for current accounts receivables and contract assets to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. Update 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, and is required to be applied on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of Update 2025-05 will have on its Consolidated Financial Statements.

Business Combinations and Consolidation - In May 2025, the FASB issued ASU 2025-03, “Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity” (“Update 2025-03”). This update revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a VIE that meets the definition of a business. It requires that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. Update 2025-03 is effective for fiscal years beginning after December 15, 2026 and interim reporting periods within those annual reporting periods, with early adoption permitted. Update 2025-03 requires that an entity apply the new guidance prospectively to any acquisition that occurs after the initial application date. The Company is currently evaluating the impact that the adoption of Update 2025-03 will have on its Consolidated Financial Statements.

Income Statement - Expense Disaggregation - In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures” (“Update 2024-03”). This update requires disclosure, in the notes to the financial statements, of disaggregated information about certain income statement costs and expenses on an interim and annual basis. Update 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that the adoption of Update 2024-03 will have on its Consolidated Financial Statements.

Income Taxes - In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“Update 2023-09”). The amendments in this update provide more transparency about income tax disclosures primarily related to the rate reconciliation and income taxes paid information. Update 2023-09 is effective for fiscal years beginning after December 15, 2024 and is not relevant for interim periods. While the adoption of Update 2023-09 will result in expansion of income tax disclosures, the Company does not expect it to impact the recognition or measurement of income taxes upon adoption within its 2025 Annual Consolidated Financial Statements.

Compensation - Stock Compensation - In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards” (“Update 2024-01”). This update adds an illustrative example to demonstrate how an entity should apply the scope guidance to determine whether profits interest awards should be accounted for in accordance with ASC 718. The Company adopted Update 2024-01 as of January 1, 2025 on a prospective basis, and the adoption did not have an impact on the accounting for profits interests awards, as the Company will continue to account for profits interest awards under ASC 718.

Note 3 - Revenue Recognition and Related Balance Sheet Accounts

Revenue is recognized when control of the promised goods or services is transferred to the customer, either at a point-in-time or over-time, as the performance obligation is satisfied. The amount of revenue recognized reflects

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

the transaction price, which is the consideration that the Company expects to receive in exchange for those goods or services provided.

Most of the Company’s contracts are considered to have a single performance obligation satisfied over time using the input method (i.e., “Cost-to-Cost Input Method”). For some contracts, the Company has historically used an output method (i.e., milestone achievement). For the three months ended September 30, 2025 and 2024, revenue recognized under the output method represented 0.5% and 2.1% of revenues, respectively. For the nine months ended September 30, 2025 and 2024, revenue recognized under the output method represented 0.9% and 2.6% of revenues, respectively.

The consideration promised in a contract with customers may include fixed amounts, variable amounts, or both. The Company estimates variable consideration and includes it in the transaction price to the extent it is probable that a significant future reversal in the amount of cumulative revenue recognized under the contract will not occur when the uncertainty associated with the variable consideration is resolved. Management reassesses the amount of variable consideration each reporting period, and changes to estimated variable consideration are accounted for as a cumulative adjustment to revenue recognized in the current period. Recognizing changes in the transaction price requires significant judgments of various factors, including, but not limited to, dispute resolution developments and outcomes and anticipated negotiation results.

In satisfying the Company’s performance obligations to its customers, the Company routinely procures goods and services from third parties that are inputs into an integrated single performance obligation typically under fixed-price contracts. Procurement from third parties often consists of goods and services provided by subcontractors that the Company engages to perform specified tasks on its behalf and/or under its direction. The Company earns a margin related to these costs under either fixed-margin or fixed-price arrangements with its customers. The Company determined that it is the principal in these arrangements as the Company controls the goods and services procured from third parties.

For some transactions, customers may withhold a portion of the contract price as a contract retention until the project is substantially complete or completed to ensure performance; however, these arrangements typically do not constitute a significant financing component.

Contract Estimates and Changes in Estimates

After contract inception, the transaction price may change for various reasons, including executed or unresolved change orders, executed or unresolved contract modifications, claims to or from the customer or owner, and back-charge recoveries. The customers may partially or fully agree with such modifications or affirmative claims. Most changes are considered variable consideration until approved by both parties.

Contracts with customers are often modified through change orders. Many change orders are for goods or services that are not distinct within the context of the original contract, and, therefore, are not treated as separate performance obligations.

For contracts where the Company applies the Cost-to-Cost Input Method, the accuracy of the Company’s revenue and profit recognition in each year depends on the accuracy of management’s estimates of the cost to complete each project. Contract costs include labor, material, subcontractors and various overhead costs such as maintenance, depreciation, consumables, or equipment rentals, which are either directly related to the fulfillment of specific contract performance obligations or indirectly contribute to the overall customer service delivery fulfillment of multiple contracts and obligations. Costs associated with change orders, unresolved contract modifications, claims to or from owners and back-charge recoveries are recorded as incurred. Revisions to estimated total costs are reflected in the Company’s measure of progress.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

These revisions, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit from period to period, which may have a significant impact on the Condensed Consolidated Financial Statements. At the time a loss on a contract becomes probable, the entire amount of the estimated loss is accrued. Management monitors for circumstances that may affect the accuracy of its estimates.

Disaggregation of Revenue

The Company’s revenue was derived from contracts to provide goods or services in the Engineering & Consulting and Installation & Maintenance segments. Refer to “Note 16—Segment Information” for additional information on reportable segments.

The Company disaggregates revenue by service line as management believes this category best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See details in the following table (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
Revenue by Service Line and Segment	2025	2024	2025	2024
Engineering & Consulting:
Engineering & Design	$110,939	$99,712	$324,166	$244,394
Program & Project Management	101,233	94,085	229,547	200,336

Total Engineering & Consulting segment	212,172	193,797	553,713	444,730
Installation & Maintenance:
Installation & Fabrication	408,717	289,428	1,018,424	873,481
Maintenance & Service	87,117	77,579	240,712	232,176

Total Installation & Maintenance segment	495,834	367,007	1,259,136	1,105,657

Revenue	$708,006	$560,804	$1,812,849	$1,550,387

For the three and nine months ended September 30, 2025, one customer of the Installation & Maintenance segment represented 10.0% and 7.5%, respectively, of the Company’s revenue. No single customer accounted for more than 10% of revenue in the three and nine months ended September 30, 2024.

Contract Assets and Liabilities

Due to the nature of the Company’s performance obligations and the timing of contractual payment terms, the Company has material contract asset and liability balances.

Contract assets and contract liabilities on the Condensed Consolidated Balance Sheets consist of the following amounts (in thousands):

	September 30, 2025	December 31, 2024
Contract assets:
Contract assets, net	$234,302	$188,132
Other assets	$2,379	$2,040
Contract liabilities	$285,894	$164,130

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Contract assets include $84.9 million and $78.3 million of contract retentions as of September 30, 2025 and December 31, 2024, respectively. Contract retentions included in contract assets are generally subject to substantial project completion and acceptance by the customer.

Contract assets and liabilities fluctuate based on factors that occur in the normal course of business, including the volume of projects in progress at period end, the timing of negotiated payment terms, billing frequency and other differences in payment terms relative to revenue recognition.

The increase in contract assets from December 31, 2024 to September 30, 2025 was primarily due to the increase in the Company’s volume of project activity and revenue from both Installation & Maintenance and Engineering & Consulting segments. The change in contract liabilities from December 31, 2024 to September 30, 2025 was primarily due to the timing and amount of revenue recognized.

During the three and nine months ended September 30, 2025, the Company recognized revenue of $27.2 million and $124.5 million, respectively, related to contract liabilities outstanding as of December 31, 2024. During the three and nine months ended September 30, 2024, the Company recognized revenue of $24.7 million and $142.0 million, respectively, related to contract liabilities outstanding as of December 31, 2023.

Contracts Receivable

Included in the contracts receivable balance is retention for which the Company has an unconditional right to payment and is only subject to the passage of time. Retentions included in contracts receivable as of September 30, 2025 and December 31, 2024 were $9.5 million and $9.8 million, respectively.

Remaining Performance Obligations

The Company had approximately $2,317.8 million in remaining performance obligations as of September 30, 2025, which represent the expected revenue values under contract or otherwise secured fixed-price project commitments. The Company expects to recognize approximately 75% of the remaining performance obligations within the next twelve months and the remaining approximately 25% thereafter. The majority of the remaining performance obligations after the first 12 months is expected to be recognized by September 30, 2027.

Although remaining performance obligations reflect expected revenue values that are considered to be firm, cancellations, scope adjustments or project deferrals may occur that impact the volume or the expected timing of revenue recognition.

Note 4 - Acquisitions

During the three and nine months ended September 30, 2025, the Company did not acquire any businesses, nor did the Company record material measurement period adjustments for the businesses acquired during the year ended December 31, 2024.

On October 1, 2025, the Company acquired two businesses for consideration transferred of approximately $17.0 million cash and 145,600 shares of Class A Common Stock at a price of $30.91 per share. One acquisition in the Engineering & Consulting segment expands the Company’s customer base and provides additional opportunities for cross-selling. The other acquisition, which will operate in the Installation & Maintenance segment, further expands the Company’s geographic footprint in mechanical services.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

On November 13, 2025, the Company entered into an equity purchase agreement to acquire all of the outstanding equity of The Bowers Group, Inc. (“Bowers”) for estimated consideration of approximately $475.0 million, subject to certain purchase price adjustments. The consideration consists of approximately $325.0 million in cash, $100.0 million in the form of Class A Common Stock, and an additional $50.0 million of deferred consideration to be paid at the end of 2026 in cash, shares of Class A Common Stock, or a combination, at the Company’s discretion. Bowers is a mechanical contracting company based in Maryland. This acquisition adds mechanical contracting capabilities to the Company’s existing electrical contracting capabilities in the mid-Atlantic region. The closing is subject to the satisfaction or waiver of customary closing conditions set forth in the equity purchase agreement. The equity purchase agreement may be terminated under certain circumstances, including if closing does not occur by March 13, 2026. The Bowers operations will be included in the Installation & Maintenance segment.

2024 Acquisitions:

On March 1, 2024, the Company acquired all of the outstanding equity of P2S LP (“P2S”). P2S is a consulting engineering, commissioning and construction management services firm based in California. This acquisition expands the Company’s services to new geographic markets and priority end markets throughout the Western United States. The P2S operations and associated goodwill are included in the Engineering & Consulting segment.

On July 1, 2024, the Company acquired all of the outstanding equity of AMA Consulting Engineers Holdings LLC (“AMA”). AMA is a consulting engineering, commissioning and construction management firm based in New York. This acquisition expands the Company’s geographic footprint, technical offerings and end markets. The AMA operations and associated goodwill are included in the Engineering & Consulting segment.

During the year ended December 31, 2024, the Company completed one other immaterial acquisition (“Other 2024 Acquisition”). The business is a part of the Engineering & Consulting segment and is an energy and sustainability advisory firm based in California. This acquisition expands the Company’s service offerings with a focus on providing sustainability services, strategy, benchmarking and reporting services to commercial real estate clients.

Total consideration transferred of $243.7 million for the 2024 acquisitions consists of the following (in thousands):

	P2S	AMA	Other 2024 Acquisition	Total
Cash	$62,520	$154,916	$3,203	$220,639
Legence Parent issuance of Legence Parent interests	20,719	—	1,381	22,100
Holdback	—	983	—	983

Total consideration transferred	$83,239	$155,899	$4,584	$243,722

Legence Parent issued 9,189 and 613 Series C Common Interests in the Company’s purchase of P2S and Other 2024 Acquisition, respectively. The fair value of Legence Parent interests was estimated utilizing the OPM. Holdback amounts reflect consideration transferred to be paid in cash after the acquisition date assuming conditions for release of the holdback are met. As of September 30, 2025 and December 31, 2024, there was $1.0 million and $2.8 million, respectively, of holdback included in Accrued and other current liabilities on the Consolidated Balance Sheets related to 2024 acquisitions.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

A summary of the purchased assets and liabilities for the 2024 acquisitions acquired at their fair value was as follows (in thousands):

	P2S	AMA	Other 2024 Acquisition	Total
Cash	$1,330	$2,578	$—	$3,908
Accounts receivable	16,843	27,123	—	43,966
Contract assets	6,254	5,521	11	11,786
Prepaid expenses and other current assets	1,532	506	—	2,038
Property and equipment	5,074	2,605	—	7,679
Operating lease right-of-use assets	19,746	3,537	—	23,283
Goodwill	28,193	96,643	1,685	126,521
Intangible assets	37,800	46,250	3,020	87,070
Other assets	340	12,377	—	12,717

	117,112	197,140	4,716	318,968

Accounts payable	(53)	(8,891)	(33)	(8,977)
Accrued compensation and benefits	(3,963)	(4,129)	—	(8,092)
Accrued and other current liabilities	(3,966)	(2,831)	—	(6,797)
Contract liabilities	(6,238)	(9,443)	(96)	(15,777)
Current portion of operating lease liabilities	(1,313)	(850)	—	(2,163)
Current portion of long-term debt	—	(316)	—	(316)
Operating lease liabilities, net of current portion	(18,288)	(2,947)	—	(21,235)
Long-term debt, net of current portion	—	(65)	—	(65)
Other long-term liabilities	—	(11,769)	—	(11,769)
Deferred tax liabilities, net	(52)	—	(3)	(55)

	(33,873)	(41,241)	(132)	(75,246)

Net acquired assets	$83,239	$155,899	$4,584	$243,722

During the nine months ended September 30, 2025, the purchase accounting was completed for all 2024 acquisitions without any material measurement period adjustments.

In the AMA acquisition, the Company assumed uncertain tax benefits associated with consolidated VIEs, including interest and penalties, which is recorded in Other long-term liabilities on the Condensed Consolidated Balance Sheet. As of September 30, 2025, the total liability was $12.0 million. The seller agreed to indemnify the Company for the outcome of these uncertain tax liabilities. Accordingly, the Company recognized a corresponding indemnification asset in Other assets on the Condensed Consolidated Balance Sheet. As of September 30, 2025, the indemnification asset was $12.0 million.

Goodwill arising from acquisitions was derived largely from expected synergies and growth as well as the acquired assembled workforces. Goodwill is deductible for tax purposes for the P2S, AMA and the Other 2024 Acquisition.

Total acquisition-related costs of $0.2 million and $5.6 million were incurred during the three and nine months ended September 30, 2024, respectively, and are included within Acquisition-related costs on the Condensed Consolidated Statements of Operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Supplemental Pro Forma Information

The following unaudited supplemental pro forma results of operations for Legence are presented as if 2024 acquisitions had been consummated on January 1, 2023. These unaudited supplemental pro forma results are provided for illustrative purposes only and may not be indicative of the actual results that would have been achieved by the combined companies or the future results of the combined companies (in thousands).

	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2024
Revenue	$560,804	$1,602,981
Net loss attributable to Legence	$(929)	$(5,409)

These pro forma combined historical results were adjusted for: an increase in interest expense for debt incurred by the Company to finance the transactions, increased depreciation and amortization expense due to the fair value of fixed assets and intangible assets, adjustments for operating lease right-of-use asset lease expense, and the reclassification of transaction expenses to the beginning of the respective pro forma period for each acquisition. The pro forma combined historical results do not eliminate the impact of Acquisition-related costs nor any cost savings or other synergies that may result from the acquisitions.

Results of Operations

For the three and nine months ended September 30, 2024, Revenue of $40.3 million and $64.3 million, respectively, and Net loss attributable to Legence of $(1.6) million and $(1.1) million, respectively, are included on the Condensed Consolidated Statements of Operations for the businesses acquired during the nine months ended September 30, 2024.

Note 5 - Goodwill and Intangible Assets

The following is a summary of changes in the carrying value of Goodwill by segment (in thousands):

Carrying value of Goodwill	Engineering & Consulting	Installation & Maintenance	Total
Balance, December 31, 2024	$433,077	$348,117	$781,194
Measurement period adjustments	1,737	—	1,737

Balance, September 30, 2025	$434,814	$348,117	$782,931

Accumulated goodwill impairment
Balance, December 31, 2024	$22,855	$47,407	$70,262

Balance, September 30, 2025	$22,855	$47,407	$70,262

The Company’s identifiable intangible assets consist of the following (in thousands, except weighted-average remaining lives):

	September 30, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-average Remaining Life (in years)
Customer relationships	$652,315	$(194,918)	$457,397	8.6
Trade names	178,970	(74,738)	104,232	5.8
Contract backlog	4,420	(3,688)	732	0.3

	$835,705	$(273,344)	$562,361

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted -average Remaining Life (in years)
Customer relationships	$652,315	$(153,262)	$499,053	9.3
Trade names	178,970	(61,137)	117,833	6.4
Contract backlog	18,745	(11,381)	7,364	0.6

	$850,030	$(225,780)	$624,250

Future amortization of intangible assets as of September 30, 2025 was as follows (in thousands):

Year ended December 31:

2025 (three months remaining)	$19,151
2026	73,634
2027	73,402
2028	73,402
2029	73,376
Thereafter	249,396

$562,361

Note 6 - Variable Interest Entities and Equity Method Investments

The Company holds interests in a number of joint ventures and other entities, some of which are VIEs. The Company consolidates a VIE when it is the primary beneficiary. For unconsolidated joint ventures, the Company accounts for its investment using the equity method.

Consolidated Variable Interest Entities

In connection with the Corporate Reorganization, Legence Corp. became the sole managing member of Legence Holdings, in which Legence Corp. operates and controls all of the business and affairs of Legence Holdings, and has the obligation to absorb losses and receive benefits from Legence Holdings. Accordingly, Legence Holdings is evaluated under the guidance for limited partnerships and similar entities in ASC 810, Consolidation, and is considered a variable interest entity. Legence Corp. has both (i) the power to direct the activities that most significantly impact Legence Holdings’ economic performance and (ii) the right to receive benefits or the obligation to absorb losses that could be significant to Legence Holdings. Accordingly, Legence Corp. is the primary beneficiary and consolidates Legence Holdings in its consolidated financial statements. The assets of Legence Holdings can only be used to settle its own obligations. Refer to “Note 12—Noncontrolling Interests”.

The Company has various contractual relationships with two professional corporations (“PCs”) that provide engineering and design services in New York and California. The Company does not own any equity interest in the PCs but provides most of the administrative functions, personnel and other resources required for the PCs to fulfill contracts with their customers. The Company receives fees from the PCs for these services. The Company is the primary beneficiary of the PCs. As such, the Company consolidates the PCs within the Condensed Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

The table below shows the carrying amounts and classification of the PCs’ assets and liabilities included on the Company’s Condensed Consolidated Balance Sheets, excluding intercompany balances (in thousands):

	September 30, 2025	December 31, 2024
Cash	$3,938	$11,391
Accounts receivable, net	12,256	25,744
Contract assets, net	3,044	2,475

Total current assets	19,238	39,610
Other assets	432	467

Total assets	$19,670	$40,077

Accrued and other current liabilities	$2,542	$1,448
Contract liabilities	6,450	4,471

Total liabilities	$8,992	$5,919

The assets of the PCs can only be used to settle their own obligations. The Company and the PCs have a promissory note agreement that allows each PC to borrow up to $1.0 million from the Company; however, no amounts have been borrowed. The Company’s Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Operations and Condensed Consolidated Statements of Cash Flows, net of intercompany eliminations, are impacted by the performance of the PCs. The Company’s Condensed Consolidated Financial Statements show noncontrolling interests, which represent the equity owned by the PCs’ owner.

Equity Method Investments

The Company has investments in, and transactions with, a number of unconsolidated joint ventures. The investments and earnings are immaterial. In addition, the Company recognized related-party revenue from subcontracts with these joint ventures of $0.5 million and $2.5 million during the three and nine months ended September 30, 2025, respectively, and $1.6 million and $4.2 million during the three and nine months ended September 30, 2024, respectively. These amounts are included in Revenue on the Condensed Consolidated Statements of Operations.

Note 7 - Debt

Debt obligations consist of the following (in thousands):

	September 30, 2025	December 31, 2024
Term loan	$797,772	$1,590,350
Notes payable	28,363	27,083
Finance lease liabilities	10,119	7,216

Total debt	836,254	1,624,649
Less: Current portion	(16,301)	(22,984)
Less: Unamortized debt issuance costs and discounts	(7,325)	(15,819)

Long-term debt, net of current portion	$812,628	$1,585,846

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Term loan

The Company has entered into a term loan agreement (as amended from time to time) with Jefferies Finance LLC as the administrative agent for a group of lenders. The term loan matures on December 16, 2031 (as extended by an amendment subsequent to September 30, 2025), and is secured by substantially all assets of the Company, subject to customary exclusions. A portion of the term loan is held by entities associated with the Company and BX Aggregators. They are subject to the same terms described below, including interest payments, principal payments and maturity.

On February 6, 2025, the term loan agreement was amended to reduce the interest rate and extend the maturity date of the term loan from December 16, 2027, to December 16, 2028. In connection with the amendment, the Company incurred $2.9 million of fees with third parties that are recognized in Credit agreement amendment fees on the Condensed Consolidated Statements of Operations during the nine months ended September 30, 2025.

Prior to the February 6, 2025 amendment, Secured Overnight Financing Rate (“SOFR”) rate loans bore interest at SOFR plus 3.25% to 3.75% based on the Company’s Consolidated First Lien Net Leverage Ratio (the “Net Leverage Ratio”), (generally defined as the ratio of indebtedness net of cash to consolidated pro forma adjusted EBITDA for the preceding four fiscal quarters), with a SOFR floor of 0.75%, plus a 0.10% credit spread adjustment. After the February 6, 2025 amendment and until October 30, 2025, SOFR rate loans bore interest at SOFR plus 2.75% to 3.25% with a SOFR floor of 0.75%, with no credit spread adjustment. Interest on SOFR rate loans is payable based on the selected interest period if less than three months or quarterly if the selected interest period is three months or longer.

Prior to the February 6, 2025 amendment, base rate loans bore interest at 2.25% to 2.75% plus the base rate, which is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) the SOFR rate for one month plus 1.00%, plus a 0.10% credit spread adjustment. As a result of the amendment, and until October 30, 2025, the interest was reduced to 1.75% to 2.25% plus the base rate, with no credit spread adjustment. Interest on base rate loans is payable quarterly.

Advances under the term loan agreement may be elected to be treated as either SOFR rate loans or base rate loans. For the three and nine months ended September 30, 2025, the term loan was treated as a SOFR rate loan.

On September 8, 2025, Legence Holdings and certain of its subsidiaries amended the term loan agreement to, among other things, facilitate the Corporate Reorganization.

As a result of the IPO, the interest rate for term loans, revolving credit loans and the fee rate on letters of credit was reduced by 0.25%.

On September 15, 2025, the Company used IPO proceeds and cash on hand to prepay $780.3 million of the term loan debt. In connection with the prepayment, the Company recognized a loss on debt extinguishment of $5.7 million related to previously deferred discounts and debt issuance costs. These costs are recognized in Loss on debt extinguishment in the Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2025.

Subsequent to September 30, 2025, on October 30, 2025, the term loan agreement was amended to extend the maturity date from December 16, 2028, to December 16, 2031. SOFR rate loans will bear interest at SOFR plus 2.25% with a SOFR floor of 0.75%. The amendment sets quarterly principal payments on the term loans of $2.0 million with the next payment due on March 31, 2026. Any remaining principal balance will be due on December 16, 2031. The Company may also be required to make additional principal payments based on its excess cash flow, as defined in the agreement.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

The term loan contains customary representations and warranties and customary events of default, as well as certain affirmative and negative covenants. The Company is in compliance with the financial covenants as of September 30, 2025.

Revolving line of credit

The Company has entered into a revolving line of credit agreement with Jefferies Finance LLC as the administrative agent for a group of lenders, up to $90.0 million. On November 21, 2024, the maturity date of the revolving line of credit agreement was extended from December 16, 2025 to December 16, 2026. Borrowings under the revolving line of credit agreement are secured by substantially all the assets of the Company.

Advances, including standby letters of credit, under the revolving line of credit agreement may be elected to be treated as either SOFR rate loans or base rate loans. SOFR rate loans bear interest at SOFR plus 3.50% to 4.00% based on the Company’s Net Leverage Ratio, with a SOFR floor of 0%, and base rate loans bear interest at 2.50% to 3.00% plus the base rate, which is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) the SOFR rate for one month plus 1.00%. Interest on base rate loans is payable quarterly. Interest on SOFR rate loans is payable based on the selected interest period if less than three months or quarterly if the selected interest period is three months or longer. In addition, a revolver commitment fee is payable quarterly for the unused portion of the revolving line of credit at a rate of 0.38% to 0.50% based on the Company’s Net Leverage Ratio. As of September 30, 2025, the rate for the unused portion of the revolving line of credit is 0.50%. The revolving line of credit may be used to issue standby letters of credit, which reduce the available borrowings. As of September 30, 2025, there were $5.2 million letters of credit outstanding under the revolving line of credit, with an interest rate of 3.88%.

As of September 30, 2025, $84.8 million was available to be borrowed under the revolving line of credit. There were no borrowings under the revolving line of credit as of September 30, 2025 or December 31, 2024.

The revolving line of credit agreement contains a springing financial maintenance covenant solely for the benefit of the revolving credit facility that requires the Net Leverage Ratio not to exceed 8.50 to 1.00. The revolving line of credit agreement generally defines this as the ratio of first lien secured indebtedness (net of cash) to consolidated pro forma adjusted EBITDA for the preceding four fiscal quarters. The springing financial maintenance covenant is only tested if, as of the last day of any fiscal quarter, the amount of loans and/or letters of credit outstanding under the revolving line of credit is greater than 35% of the aggregate revolving credit commitments. The Company has never been required to test the springing financial maintenance covenant.

Subsequent to September 30, 2025, on October 30, 2025, the revolving line of credit agreement was amended to increase the revolving line of credit capacity to $200.0 million and extend the maturity date to September 22, 2030. After the amendment, the interest rate is reduced to 2.25% for SOFR rate loans and 1.25% for base rate loans.

Notes payable

As part of the consideration transferred to acquire certain companies, the Company issued notes payable to former owners of acquired companies. The former owners are considered related parties when they are employees or Common Interests holders. The Company can prepay these notes without penalty.

The Company issued a promissory note payable in connection with a 2022 acquisition. As of September 30, 2025 and December 31, 2024, the outstanding balance was $10.5 million and $10.0 million, respectively and the carrying value was $9.9 million and $9.3 million, respectively, recorded in Long-term debt, net of current portion

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

on the Condensed Consolidated Balance Sheets. The stated interest rate is 5.50%. All principal and interest are due at the earlier of the end of the 5-year term in 2027 or upon a sale event as defined in the note agreement.

The Company issued promissory notes payable in connection with a 2023 acquisition and a 2022 acquisition, and the holders of the promissory notes were related parties as of September 30, 2025 and December 31, 2024. As of September 30, 2025 and December 31, 2024, the outstanding balance was $13.1 million and $14.6 million, respectively, and the carrying value was $12.1 million and $13.4 million, respectively. As of September 30, 2025, $10.2 million was recorded in Long-term debt, net of current portion and $1.9 million was recorded in Current portion of long-term debt on the Condensed Consolidated Balance Sheet. As of December 31, 2024, $11.8 million was recorded in Long-term debt, net of current portion and $1.6 million was recorded in Current portion of long-term debt on the Condensed Consolidated Balance Sheet. The $1.6 million was paid during the nine months ended September 30, 2025. The remaining promissory notes have a range of stated interest rates from 5.50% - 6.00% and maturities ranging from 2026 - 2028, at which time all principal and interest are due. The promissory note related to the 2022 acquisition requires the Company to repay all principal and interest earlier if the Company undergoes a change of control as defined in the note agreement.

The Company also financed certain insurance-related payments. As of September 30, 2025 and December 31, 2024 the outstanding balance was $4.7 million with an interest rate of 7.38% and $2.1 million with an interest rate of 8.49%, respectively. The outstanding balance was included in Current portion of long-term debt on the Condensed Consolidated Balance Sheets.

Finance leases

The Company’s finance leases consist primarily of vehicle leases.

Note 8 - Fair Value Measurements

The Company recognizes certain financial assets and liabilities at fair value on a recurring basis following the fair value hierarchy detailed in ASC Topic 820, Fair Value Measurement:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs that reflect the reporting entity’s own assumptions on which assumptions the market participants would use in pricing the asset or liability based on the best available information.

The following table presents the input level used to determine the fair value of the financial instruments measured at fair value on a recurring basis (in thousands):

	September 30, 2025
	Level 1	Level 2	Level 3
Assets:
Cash equivalents - money market	$121,383	$—	$—
Interest rate swap instruments	$—	$1,172	$—
Liabilities:
Interest rate swap instruments	$—	$1,617	$—

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

	December 31, 2024
	Level 1	Level 2	Level 3
Assets:
Cash equivalents - money market	$49,217	$—	$—
Interest rate swap instruments	$—	$9,248	$—
Liabilities:
Interest rate swap instruments	$—	$137	$—

The carrying value of Cash approximates fair value due to its short-term nature.

Interest Rate Swap Instruments: Additional derivative instrument disclosures for the Company’s interest rate swaps can be found in “Note 9—Derivatives”.

For determining the fair value of the interest rate swap contracts, the Company uses significant observable market data or assumptions (Level 2 inputs) that market participants would use in pricing similar assets or liabilities, including assumptions about counterparty risk. The fair value estimates reflect an income approach based on the terms of the interest rate swap contracts and inputs corroborated by observable market data, including interest rate curves.

Financial Instruments Not Carried at Fair Value: The table below shows the fair value and carrying value of the term loan and promissory notes (a component of notes payable) included in Total debt as shown in “Note 7—Debt” (in thousands):

	September 30, 2025		December 31, 2024
	Fair Value	Carrying Value	Fair Value	Carrying Value
Term loan	$800,405	$792,002	$1,597,825	$1,576,502
Promissory notes	$20,085	$22,004	$19,475	$22,646

The fair value of the term loan as of September 30, 2025 and December 31, 2024 was derived by taking the mid-point of the trading prices from observable market inputs in the secondary bond market for the term loan (Level 2 measurement) and multiplying it by the outstanding face value of the term loan.

The fair value of the promissory notes as of September 30, 2025 and December 31, 2024 was calculated using a discounted cash flow methodology under the income approach, using interest rate indices, risk premiums, and adjustments for the size and subordination of the instrument (Level 3 measurement).

The carrying value of the remaining notes payable and finance lease liabilities approximates fair value as of September 30, 2025 and December 31, 2024.

Note 9 - Derivatives

Interest Rate Swaps: The Company has multiple interest rate swap agreements designated as cash flow hedges. The Company utilizes these interest rate swap agreements to reduce exposure to fluctuations in variable interest rates for future interest payments on its term loan. The total notional amount is $785.0 million and $815.0 million as of September 30, 2025 and December 31, 2024, respectively. Failure of the interest rate swap counterparties to make payments may result in the loss of any potential benefit to the Company under the interest rate swap agreements. The Company mitigates risk of non-performance by counterparties by dealing with highly rated counterparties. The Company does not use financial instruments for trading or speculative purposes. Additional information regarding the fair value of the Company’s interest rate swaps can be found in “Note 8—Fair Value Measurements”.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

The fair value of derivative instruments is presented on the Condensed Consolidated Balance Sheets, as follows (in thousands):

	Balance Sheet Location	September 30, 2025	December 31, 2024
Derivatives designated as hedging instruments
Interest rate swap asset (short-term)	Prepaid expenses and other current assets	$1,172	$5,861
Interest rate swap asset (long-term)	Other assets	$—	$3,387
Interest rate swap liability (short-term)	Accrued and other current liabilities	$500	$—
Interest rate swap liability (long-term)	Other long-term liabilities	$1,117	$137

The following table presents the gross changes in Accumulated Other Comprehensive Income (“AOCI”) from the Company’s cash flow hedges (in thousands). Prior to the Corporate Reorganization, there was no tax impact associated with the interest rate swaps.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Beginning balance	$840	$24,673	$9,111	$22,166
Unrealized gain (loss) recognized in AOCI	172	(14,630)	(3,618)	2,207
Gain reclassified from AOCI to Interest expense	(1,457)	(7,513)	(5,938)	(21,843)

Other comprehensive loss	(1,285)	(22,143)	(9,556)	(19,636)

Ending balance	(445)	2,530	(445)	2,530
Noncontrolling interests	(197)	—	(197)	—

Accumulated (loss) gain in AOCI	$(248)	$2,530	$(248)	$2,530

For the three and nine months ended September 30, 2025 and 2024, there was no ineffectiveness recognized in earnings.

The following table provides additional details related to the interest rate swap agreements that were in effect as of September 30, 2025 (notional in thousands):

Effective Date (1)	Maturity Date	Notional Amount (2)	Fixed Interest Rate (3)
February 28, 2023	December 31, 2026	$337,500	3.4396%
February 28, 2023	December 31, 2026	$337,500	3.3750%
January 31, 2024	December 31, 2026	$110,000 — $140,000	4.0433%
December 31, 2026	December 31, 2027	$200,000	3.2480%
December 31, 2026	December 31, 2027	$200,000	3.2480%

(1)	The interest rate swaps with effective dates of December 31, 2026 were added during July 2025 and are not included in the notional amount as of September 30, 2025.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

(2)

For interest rate swaps with ranges, the notional amount is $140,000 from January 31, 2024 to September 14, 2025 and $110,000 from September 15, 2025 to December 31, 2026, due to a $30.0 million reduction in notional amount in connection with the debt prepayment on September 15, 2025.

(3)	Payments will be made to the Company if the one-month SOFR exceeds the fixed interest rates for the respective interest rate swaps.

The following table provides additional details related to the interest rate swap agreements that were in effect as of December 31, 2024 (notional in thousands):

Effective Date	Maturity Date	Notional Amount (1)	Fixed Interest Rate (2)
February 28, 2023	January 31, 2025	$350,000	0.8325%
February 28, 2023	January 31, 2025	$109,000	1.1740%
February 28, 2023	January 31, 2025	$109,000	1.1732%
February 28, 2023	December 31, 2026	$53,500 — $337,500	3.4396%
February 28, 2023	December 31, 2026	$53,500 — $337,500	3.3750%
January 31, 2024	December 31, 2026	$140,000	4.0433%

(1)	For interest rate swaps with ranges, the notional amount is $53,500 from January 31, 2023 to January 31, 2025 and $337,500 from February 1, 2025 to December 31, 2026.
(2)	Payments will be made to the Company if the one-month SOFR exceeds the fixed interest rates for the respective interest rate swaps.

Note 10 - Stockholders’ Equity / Member’s Equity

Stockholders’ Equity

Prior to the IPO, Legence Holdings was reorganized to establish the Company’s current UP-C structure, under which Legence Corp., the publicly traded entity, became the sole managing member and consolidates Legence Holdings’ financial results. In connection with the Corporate Reorganization:

•	Legence Corp. became the sole managing member of Legence Holdings, providing Legence Corp. with 100% of the voting power of Legence Holdings.

•

All outstanding equity interests of Legence Holdings were recapitalized into LGN A Units and LGN B Units. The number of LGN A Units corresponds on a one-for-one basis with shares of the Company’s Class A Common Stock, while the number of LGN B Units corresponds on a one-for-one basis with shares of the Company’s Class B Common Stock. As of September 30, 2025, Legence Corp. and its subsidiaries held 58,510,567 LGN A Units and Legence Parent held 46,680,762 LGN B Units.

•	A noncontrolling interest was recognized to reflect the ownership of LGN B Units held by Legence Parent.

Amendment and Restatement of Certificate of Incorporation

In connection with the IPO and Corporate Reorganization, the certificate of incorporation of Legence Corp. was amended and restated to provide for the authorization of (i) 1,000,000,000 shares of Class A Common Stock, (ii) 200,000,000 shares of Class B Common Stock, and (iii) 50,000,000 shares of preferred stock, each with a par value of $0.01 per share.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Class A Common Stock

Shares of Class A common stock have both voting and economic rights. Each share of Class A Common Stock entitles the holder to one vote per share. Shares of Class A Common Stock are entitled to dividends and pro rata distribution of remaining available assets upon liquidation. Shares of Class A Common Stock do not have preemptive, subscription, redemption or conversion rights.

Class B Common Stock

Shares of Class B Common Stock have voting but no economic rights. Holders of Class B Common Stock are entitled to one vote per share. Each share is issued for nominal consideration solely to maintain voting alignment with LGN B Units, and will be surrendered and cancelled upon the exchange of LGN B Units for shares of Class A Common Stock.

Preferred Stock

As of September 30, 2025, no shares of preferred stock were issued or outstanding. Under the Company’s Amended and Restated Certificate of Incorporation, the Board of Directors may issue shares of preferred stock in one or more series without further approval from holders of common stock. For each series, the Board has the authority to determine the number of shares and to establish the designations, powers, preferences, and rights of such shares, as well as any qualifications, limitations, or restrictions, including dividend rights, conversion or exchange features, voting rights, redemption provisions, and liquidation preferences.

Refer to “Note 1—Nature of Operations and Basis of Presentation” for a summary of Member’s Equity and structure prior to the IPO and Corporate Reorganization.

Note 11 - Stock-Based Compensation

Modifications of Series A Profits Interests and Restricted Series C Common Interests

In connection with the IPO, the Company underwent a Corporate Reorganization in which the Series A Profits Interests originally issued by Legence Parent were exchanged for equivalent interests in newly created entities above the consolidated structure of the Company (refer to “Note 1—Nature of Operations and Basis of Presentation”). The Company determined the exchanges were contemporaneous and effectuated as part of the UP-C structure. The key terms and vesting conditions of the Rollover Series A Profits Interests and Rollover Restricted Series C Interests remain consistent with those of the original Series A Profits Interests and Restricted Series C Common Interests, respectively. The Corporate Reorganization resulted in a modification of the Series A Profits Interests and Restricted Series C Common Interests, the impact of which is described as follows:

•

Series A Profits Interests - Time Interests: The Time Interests will continue to be remeasured at fair value at each reporting date with an offset to equity based on indirect capital contributions from the issuers (refer to “Note 2—Summary of Significant Accounting Policies”). As the modification did not result in a change to the fair value measurement approach, no incremental compensation cost was recognized during the period.

•

Series A Profits Interests - Performance Interests: The modification was determined to be an improbable-to-improbable modification (“Type IV Modification”) under ASC 718. As such, the modification date fair value establishes a new measurement basis for the awards of $14.7 million. Compensation cost will be recognized based on this modified fair value when or if certain liquidity events occur.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

•

Series A Profits Interests - Exit Interests: The modification was determined to be a Type IV Modification under ASC 718. As such, the modification date fair value establishes a new measurement basis for the awards of $11.7 million. Compensation cost will be recognized based on this modified fair value when or if a change of control occurs.

•

Restricted Series C Common Interests: The Rollover Restricted Series C Interests will continue to be remeasured at fair value at each reporting date. As the modification did not result in a change to the fair value measurement approach, no incremental compensation cost was recognized during the period.

The result of this modification established the new measurement basis for the Series A Interests and the Restricted Series C Interests.

Modifications of Series A Interests

On September 16, 2025, the Company modified the Series A Interests such that (i) the Time Interests shall be deemed vested solely for the purpose of distributions and (ii) the vesting conditions for the Performance and Exit Interests changed, including that the change of control exit condition is no longer required for the Exit Interests and vesting is now conditioned upon meeting modified conditions.

•

Time Interests: The Time Interests will continue to be remeasured at fair value at each reporting date. As the modification did not result in a change to the fair value measurement approach, no incremental compensation cost was recognized during the period.

•

Performance Interests: The modification was determined to be an improbable-to-improbable modification (“Type IV Modification”) under ASC 718. As such, the modification date fair value establishes a new measurement basis for the awards of $17.0 million. Compensation cost will be recognized based on this modified fair value when or if certain liquidity events occur.

•

Exit Interests: The modification was determined to be a Type IV Modification under ASC 718. As such, the modification date fair value establishes a new measurement basis for the awards of $14.8 million. Compensation cost will be recognized based on this modified fair value when or if certain liquidity events occur.

Since certain liquidity events have not occurred up to September 30, 2025, no compensation expense is recorded for equity-classified Performance Interests and Exit Interests for the three and nine months ended September 30, 2025 and 2024. As of September 30, 2025, the unrecognized compensation expense related to Performance Interests and Exit Interests is approximately $17.0 million and $14.8 million, respectively. As a liquidity event is not considered probable until it occurs, the Company does not estimate the time period for the compensation expense to be recognized.

2025 Omnibus Incentive Plan

The Omnibus Incentive Plan allows the Company to issue stock options, stock appreciation rights, RSUs, performance awards and other stock-based awards or cash awards to eligible employees, non-employee directors and consultants.

RSUs represent the right to receive shares of the Company’s Class A Common Stock upon vesting. Stock options are an option to purchase the Company’s Class A Common Stock upon vesting at an exercise price generally equal to the stock price on the date of grant. Unexercised stock options expire ten years after the grant date and, if vested, can be exercised prior to expiration, generally subject to continued employment. RSUs and stock

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

options granted to employees are subject to a graded service-based vesting condition, vesting in three equal installments over three years subject generally to continued employment. RSUs granted to our non-employee directors are subject to a service-based vesting condition, vesting at the earlier of one-year or the annual stockholders’ meeting following the grant date, subject generally to continued service.

The following table summarizes the RSU activity during the nine months ended September 30, 2025 (in thousands, except per share data):

	RSUs	Weighted-Average Grant Date Fair Value per Share
Outstanding as of December 31, 2024	—	$—
Granted	620,390	28.00
Vested	—	—
Forfeited	—	—

Outstanding as of September 30, 2025	620,390	$28.00

As of September 30, 2025, unrecognized stock-based compensation expense related to the RSUs was $17.0 million, which is expected to be recognized over a weighted-average period of 2.9 years. For the three and nine months ended September 30, 2025, the Company recognized $0.1 million and $0.2 million of stock-based compensation expense related to RSUs in Cost of revenue and Selling, general and administrative, respectively, on the Condensed Consolidated Statements of Operations.

The following table summarizes stock option activity during the nine months ended September 30, 2025:

	Stock Options	Weighted-Average Grant Date Fair Value per Share	Weighted-Average Exercise Price per Share
Outstanding as of December 31, 2024	—	$—	$—
Granted	668,570	16.46	28.00
Vested	—	—	—
Forfeited	—	—	—

Outstanding as of September 30, 2025	668,570	16.46	28.00

Vested and exercisable as of September 30, 2025	—	$—	$—

As of September 30, 2025, unrecognized stock-based compensation expense related to stock options was $10.8 million, which is expected to be recognized over a weighted-average period of 3.0 years. For the three and nine months ended September 30, 2025, the Company recognized $0.2 million of stock-based compensation expense related to stock options in Selling, general and administrative on the Condensed Consolidated Statements of Operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Weighted-average inputs used in the Black-Scholes option pricing model for options granted under the 2025 Omnibus Incentive Plan were as follows:

Stock price	$28.00
Expected term (in years)	6.0
Expected volatility	60.0%
Risk-free interest rate	3.7%
Dividend yield	—%

Note 12 - Noncontrolling Interests

As noted above, Legence Corp. is the sole managing member of Legence Holdings, and the Company consolidates the financial results of Legence Holdings. Therefore, the Company reports a noncontrolling interest on the portion of net assets and income not attributable to Legence.

The following table summarizes the ownership of Legence Holdings as of September 30, 2025. There were no changes in ownership between September 12, 2025 and September 30, 2025.

	LGN Units	Ownership Percentage
Legence Corp.’s ownership of LGN A Units	58,510,567	55.62%
Legence Parent’s ownership of LGN B Units	46,680,762	44.38%

Balance at end of period	105,191,329	100.00%

In addition to the LGN B Units noted above, which represents an economic interest in Legence Holdings, Legence Parent owns 46,680,762 shares of Class B Common Stock, which together, may be exchanged at the option of Legence Parent on a one-for-one basis for shares of Class A Common Stock or the cash equivalent thereof (based on the 10-day volume weighted average price of the shares of Class A Common Stock at the time of exchange) as determined by the Company. If the Company elects the exchange to be settled in cash, the cash used to settle the redemption must be funded through a private sale or public offering of Class A Common Stock.

Net income (loss) attributable to Legence Holdings is attributed to the Company and the noncontrolling interest based on their relative ownership percentages. Changes in ownership that do not result in a loss of control are accounted for as equity transactions in accordance with ASC Topic 810, Consolidation.

Noncontrolling interests as presented on the Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Operations reflects balances and activity related to the following:

a.	Legence Parent’s ownership of Legence Holdings, as discussed above.

b.

Contributions from Legence Parent for Series A Interests and Restricted Series C Interests based on the percentage that Legence Parent contributes relative to the total contributions of Series A Interests and Restricted Series C Interests from Legence Parent and Legence Parent II.

c.	Noncontrolling interests for the PCs, as discussed in “Note 6—Variable Interest Entities and Equity Method Investments”.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Note 13 - Earnings Per Share

The following table sets forth the computation of basic and diluted EPS of Class A Common Stock and represents the period from September 12, 2025 to September 30, 2025, the period where the Company had Class A Common Stock and Class B Common Stock outstanding. Prior to the IPO, Legence Holdings was a single-member limited liability company and did not present earnings per share. Due to the IPO and Corporate Reorganization, the Company’s capital structure before and after the IPO is not comparable and would not be meaningful to the users of these condensed consolidated financial statements. As a result, only earnings per share for periods subsequent to the IPO are presented.

(in thousands, except per share data)	September 12, 2025 through September 30, 2025
Numerator:
Net loss	$(1,277)
Less: Net loss attributable to noncontrolling interests	(202)

Net loss attributable to Legence	$(1,075)

Denominator:
Weighted-average Class A Common Stock outstanding—basic and diluted	58,511

Net loss per share—basic and diluted	$(0.02)

The effect of potentially dilutive securities is not included in the computation of diluted EPS for the period from September 12, 2025 to September 30, 2025, as there is net loss attributable to Legence, and to do so would be anti-dilutive.

Anti-dilutive securities which could potentially dilute EPS in the future are set forth below (in thousands):

September 12, 2025 through September 30, 2025
Stock options	669
RSUs	620
LGN B Units exchangeable for Class A Common Stock	46,681

Note 14 - Tax Receivable Agreement

In connection with the IPO and Corporate Reorganization, the Company entered into the TRA with the TRA Members, which are related parties. The TRA generally provides for the payment by the Company to the TRA Members of 85% of the net cash tax savings, if any, in U.S. federal, state and local income tax the Company realizes, or is deemed to realize, as a result of the Company’s (i) allocable share of existing tax basis acquired in connection with the IPO and increases to such allocable share of existing tax basis; (ii) the utilization of certain tax attributes of the blocker entities; (iii) increases in tax basis resulting from future redemptions or exchanges (or deemed exchanges in certain circumstances) of Legence Holdings interests for Class A Common Stock or cash and certain distributions (or deemed distributions) by Legence Holdings pursuant to the Exchange Agreement; and (iv) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. The Company retains the benefit of the remaining 15% of these cash savings, if any. Payments under the TRA are not conditioned upon any continued ownership interest in Legence Holdings or the Company.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

The Company recorded an undiscounted liability of $146.5 million as of September 30, 2025 for TRA obligations that are both probable and reasonably estimable under ASC Topic 450, Contingencies. Based on the expected date of payment, the Company recorded $146.5 million in Tax receivable agreement liability as of September 30, 2025.

The timing and amount of aggregate payments under the TRA may vary based on a number of factors, including the Company’s future taxable income, future exchanges of LGN B Units for Class A Common Stock, the fair market value of assets at the time of each exchange, and the enacted tax rates applicable in the periods when deductions are realized. The Company estimates its obligation using a detailed TRA model that incorporates these variables and other assumptions, including expected exchange activity and the fair value of underlying assets.

Payments are generally due within a specified period after the filing of the Company’s federal income-tax return for the relevant taxable year. Under the TRA, interest accrues on unpaid amounts at a rate equal to the SOFR plus 100 basis points beginning on the original due date of the related tax return and continuing until payment.

If the TRA terminates early, the Company could be required to make a substantial, immediate lump-sum payment. The TRA may be terminated early at the Company’s election or will automatically accelerate upon certain events as defined in the TRA, including (i) a change of control, (ii) a material breach of the TRA, or (iii) bankruptcy or insolvency of the Company. Upon early termination or acceleration, the Company is required to make a lump-sum payment equal to the present value of all remaining expected TRA payments.

The term of the TRA continues until all related tax benefits have been utilized or expired and all required payments have been made, unless earlier terminated as described above. Because the timing and amount of realized tax savings depend on future taxable income, stock price, and exchange activity, actual TRA payments could differ materially from estimates.

As of September 30, 2025, the Company recorded a deferred tax asset of $17.2 million arising from future TRA payments. The Company assesses the realizability of deferred tax assets associated with the TRA liability, considering projected taxable income, character of the deductions, temporary differences, tax planning strategies, and recent operating results. As of September 30, 2025, the Company recorded a valuation allowance of $9.1 million. The deferred tax asset and related valuation allowance are recorded in Other assets on the Condensed Consolidated Balance Sheets. The Company continues to assess and adjust the valuation allowance each reporting period, as necessary.

Note 15 - Income Taxes

The income tax expense and effective income tax rate were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Income tax expense	$4,078	$4,564	$13,662	$9,500
Effective income tax rate	91.5%	117.4%	(152.4)%	16,666.7%

The Company evaluates its estimated annual effective income tax rate based on current and forecasted business results and enacted tax laws on a quarterly basis, adjusted for discrete events arising in each respective quarter, and applies this tax rate to ordinary income or loss to calculate the estimated tax liability or benefit. Due to the nature of the legal structure, the effective tax rate is impacted by changes in the mix of earnings because some of the pass-through earnings are taxed at the Company level or through other corporations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

For the three months ended September 30, 2025 and 2024, the effective tax rate was higher than the U.S. federal statutory rate of 21%, primarily due to earnings incurred prior to the IPO and Corporate Reorganization from pass-through business not subject to income taxes at the Company level.

For the nine months ended September 30, 2025, the effective tax rate was lower than the U.S. federal statutory rate of 21%, primarily due to the loss before income tax from pass-through business not subject to income taxes at the Company level. For the nine months ended September 30, 2024, the effective tax rate was higher than the U.S. federal statutory rate of 21%, primarily due to the loss before income tax from pass-through business not subject to income taxes at the Company level.

A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. Management evaluates the realizability of deferred tax assets by considering all available positive and negative evidence, including forecasted taxable income, charter of deductions, reversals of taxable temporary differences, and tax planning strategies. As of September 30, 2025, the deferred tax asset related to the Company’s investment in Legence Holdings would only be fully realized upon the sale of the Company’s interest in Legence Holdings. Accordingly, a full valuation allowance has been recorded against the deferred tax asset associated with this investment. As of September 30, 2025, a partial valuation allowance was also recorded against the deferred tax asset associated with the TRA payments. Refer to “Note 14—Tax Receivable Agreement” for additional information.

On July 4, 2025, the One Big Beautiful Bill Act (“the Act”) was enacted into law. The Act includes significant changes to the U.S. tax code, including restoration of immediate recognition of domestic research and development expenditures and reinstatement of 100% bonus depreciation for qualifying property. The Act also removes the deductions under Code Section 179D for energy-efficient commercial buildings, effective for properties where construction begins after June 30, 2026. Additionally, the Act eases the limitation on interest expense deductions by allowing companies to calculate their income for 163(j) purposes before deducting depreciation and amortization. The Company incorporated the estimated effects of the legislation within its financial statements for the three and nine months ended September 30, 2025, which did not have a material impact on its annualized effective tax rate. While the Company’s current estimates do not result in a material impact, the ultimate effect will depend on a number of factors, including the issuance of regulatory guidance and further interpretation of the legislation. The Company will continue to monitor development and evaluate the impact of the Act on its condensed consolidated financial statements, including the effects on its deferred tax assets and liabilities, and will recognize any required adjustments in the period in which the analysis is complete and the impacts can be quantified with reasonable certainty.

Note 16 - Segment Information

The Company reports its results under two reportable segments: 1) Engineering & Consulting, and 2) Installation & Maintenance. Segments are presented according to the nature of the business activities, and reflect the Company’s consideration of financial information provided to the chief executive officer, who is the chief operating decision maker (“CODM”). The CODM primarily uses gross profit to assess performance and allocate resources, including decisions such as the annual budget review and approval, allocation of resources to hire additional key personnel, entering new markets and development of new technologies, evaluating executive performance, and determining performance-related bonus plans in each segment.

Engineering & Consulting: The Engineering & Consulting segment designs HVAC and other MEP systems for buildings, develops strategies to reduce energy usage and make buildings more sustainable and provides program and project management services for customers’ installation and retrofit projects. Within this segment, there are two primary service offerings – Engineering & Design and Program & Project Management.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Installation & Maintenance: The Installation & Maintenance segment fabricates and installs HVAC systems, process piping and other MEP systems in new and existing industrial, commercial and institutional buildings and provides ongoing preventative and corrective maintenance services for those systems. Within this segment, there are two primary service offerings – Installation & Fabrication and Maintenance & Service.

All intercompany transactions are eliminated on the Company’s Condensed Consolidated Statements of Operations.

The following table presents relevant segment information (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenue:
Engineering & Consulting	$212,172	$193,797	$553,713	$444,730
Installation & Maintenance	495,834	367,007	1,259,136	1,105,657

Revenue	$708,006	$560,804	$1,812,849	$1,550,387

Cost of revenue:
Engineering & Consulting	$144,846	$129,852	$362,623	$291,163
Installation & Maintenance	$415,101	$312,406	$1,061,789	$941,398
Gross profit:
Engineering & Consulting	$67,326	$63,945	$191,090	$153,567
Installation & Maintenance	80,733	54,601	197,347	164,259

Gross profit	$148,059	$118,546	$388,437	$317,826

The following table presents the reconciliation from Gross profit to Income (loss) before income tax (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Gross profit	$148,059	$118,546	$388,437	$317,826
Selling, general and administrative	85,887	67,199	227,814	179,848
Depreciation and amortization	24,183	25,475	75,619	70,738
Acquisition-related costs	795	154	971	5,593
Loss (gain) on sale of property and equipment	21	—	(199)	—
Equity in earnings of joint venture	(24)	(1,233)	(848)	(3,131)
Interest expense	28,183	23,707	88,228	65,392
Interest income	(1,069)	(523)	(2,588)	(4,356)
Loss on debt extinguishment	5,685	—	5,685	—
Credit agreement amendment fees	64	—	2,990	4,119
Other income, net	(123)	(121)	(268)	(434)

Income (loss) before income tax	$4,457	$3,888	$(8,967)	$57

Separate measures of Legence’s assets, including capital expenditures, are not produced or utilized by management to evaluate segment performance.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Note 17 - Related Party Transactions

The Company’s related party transactions include transactions with related parties and certain entities associated with the Company and BX Aggregators.

As discussed in “Note 6—Variable Interest Entities and Equity Method Investments”, the Company had related-party revenue from certain unconsolidated joint ventures.

As discussed in “Note 7—Debt”, a portion of the Company’s term loan is held by entities associated with the Company and BX Aggregators. As discussed in “Note 7—Debt”, the Company issued certain related party promissory notes in connection with certain acquisitions.

As discussed in “Note 14—Tax Receivable Agreement”, the Company entered into the TRA with TRA Members, which are related parties.

The Company has various lease agreements with entities owned by members of its management team and/or Common Interests holders.

Note 18 - Commitments and Contingencies

Legal Proceedings

The Company is involved in various claims and legal proceedings incidental to its normal business activities. When a potential loss from a proceeding or claim is considered probable and the amount can be reasonably estimated or a range of loss can be determined, a loss contingency is recorded. The Company also provides disclosure when it is reasonably possible that a material loss will be incurred. Although the outcome of such claims and proceedings cannot be predicted with certainty, the Company vigorously defends its position in all such matters. The Company is not aware of any known contingencies, claims or lawsuits that will have a material effect on its financial position, results of operations or cash flows other than those described herein.

Insurance

The Company carries various insurance policies to address identified risks of loss including cyber, general liability, worker’s compensation, automobile liability and professional liability risks. As of September 30, 2025 and December 31, 2024, a liability for known and expected but not yet reported claims of $3.0 million and $2.6 million, respectively, was reflected in Accrued and other current liabilities on the Condensed Consolidated Balance Sheets. The determination of such claims and expenses and the appropriateness of the related liability is continually reviewed and updated by management.

The Company is self-insured for its medical coverage. The Company is responsible for the first $0.3 million of claims for each participant enrolled in the medical coverage plan. Any claims exceeding $0.3 million are covered through a stop-loss insurance plan. A liability for expected but not yet reported claims in the amount of $2.3 million and $1.3 million was reflected in Accrued compensation and benefits on the Condensed Consolidated Balance Sheets as of September 30, 2025 and December 31, 2024, respectively.

Surety

As a requirement under certain contracts, various Legence subsidiaries procure performance and payment bonds through surety underwriters. As a condition for having surety companies write bonds on Legence subsidiaries’

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

behalf, Legence enters into indemnification agreements with the surety companies. Total outstanding bonds were approximately $461.4 million and $384.2 million as of September 30, 2025, and December 31, 2024, respectively.

Customer Guarantees

As part of its normal course of business, the Company offers guaranteed energy savings to customers under certain contracts. As of September 30, 2025 and December 31, 2024, total guarantees were $312.6 million and $308.2 million, respectively. Historically, the Company has not incurred material losses in connection with these guarantees. Further, management is not aware of any changes in the ability of the Company to meet these guarantees and does not expect to incur significant losses related to these guarantees in the foreseeable future.

Letters of Credit

As discussed in “Note 7—Debt”, the standby letters of credit are secured through the revolving line of credit. As of both September 30, 2025 and December 31, 2024, the Company had $5.2 million in standby letters of credit primarily related to the deductibles of insurance policies.

Tax Receivable Agreement

Amounts payable under the TRA are accounted for in accordance with ASC Topic 450, Contingencies. Refer to “Note 14—Tax Receivable Agreement” for additional information.

Note 19 - Other Financial Information

Accounts receivable, net consists of the following (in thousands):

	September 30, 2025	December 31, 2024
Contracts receivable, net	$583,834	$441,109
Accounts receivable—other	4,599	7,501

Accounts receivable, net	$588,433	$448,610

Prepaid expenses and other current assets consists of the following (in thousands):

	September 30, 2025	December 31, 2024
Prepaid expenses	$22,179	$18,909
Inventories	10,912	10,247
Deferred contract costs	4,775	3,489
Interest rate swaps	1,172	5,861

Prepaid expenses and other current assets	$39,038	$38,506

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Condensed Consolidated Statements of Cash Flows Information

Additional cash flow information was as follows (in thousands):

	Nine Months Ended September 30,
	2025	2024
Cash paid for interest and taxes
Interest paid, net of interest rate swaps(1)	$84,089	$61,813
Income taxes paid, net of refunds	$14,992	$13,396
Non-cash investing activities
Property and equipment additions included in Accounts payable	$1,404	$(385)
Non-cash financing activities
Deferred offering costs included in Accounts payable	$6,050	$—
Deferred offering costs included in Accrued and other current liabilities	$990	$—
Contribution from Legence Parent for Series A Interests and Restricted Series C Interests	$3,191	$—
Contribution from Legence Parent II for Series A Interests	$1,884	$—
Supplemental non-cash lease information
Right-of-use assets obtained in exchange for new operating lease liabilities - related parties(2)	$—	$3,429
Right-of-use assets obtained in exchange for new operating lease liabilities(2)	$26,444	$31,356
Right-of-use assets obtained in exchange for new finance lease liabilities	$5,631	$3,743
Right-of-use asset modifications for operating leases	$2,026	$2,727
Non-cash financing activities related to IPO and Corporate Reorganization
Reclassification of Series A Interests and Restricted Series C Interests from liability to equity	$36,358	$—
TRA liability recognized	$146,474	$—
Deferred tax asset, net of valuation allowance, recognized in connection with the TRA liability	$8,401	$—

(1)

The Company classifies the cash flows resulting from its interest rate swaps in Cash provided by operating activities on the Condensed Consolidated Statements of Cash Flows consistent with the interest that is hedged. Refer to “Note 9—Derivatives” for additional information on the Company’s interest rate swaps.

(2)	Includes right-of-use assets acquired. Refer to “Note 4—Acquisitions”.

Refer to “Note 4—Acquisitions” for disclosure of non-cash financing of acquisitions through issuance of Common Interests.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Legence Corp.

Notes to Condensed Consolidated Financial Statements - (Continued)

(Unaudited)

Note 20 - Subsequent Events

Refer to “Note 4—Acquisitions” for subsequent acquisitions and “Note 7—Debt” for a subsequent amendment to the Company’s term loan agreement and revolving line of credit agreement. Other than these items, the Company determined no subsequent events were required to be recognized or disclosed.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of Legence Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Legence Holdings LLC and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue — Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The majority of the Company’s contracts are fixed price and have over time performance obligations. The Company primarily measures the progress toward complete satisfaction of the performance obligation(s) of these

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

contracts using an input method (i.e., “cost-to-cost”). The accuracy of the Company’s revenue and profit recognition in each year depends on the accuracy of management’s estimates of the cost to complete for each project. There are several factors that can contribute to changes in estimates of contract cost and profitability, which may cause fluctuations in gross profit and gross profit margin from period to period.

Given the significant judgment necessary to estimate the cost to complete for contracts where the Company applies the cost-to-cost input method, auditing these estimates required extensive audit effort due to the complexity of the estimates and a high degree of auditor judgment when evaluating the results of audit procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to costs to complete for fixed price contracts included the following, among others:

•	We evaluated the reasonableness and consistency of the methods and assumptions used by management to estimate cost to complete on fixed price contracts.

•	We evaluated management’s ability to accurately estimate cost to complete by comparing current gross profit margin to historical and prospective gross profit margin for fixed price contracts.

•	We selected a sample of fixed price contracts and performed the following:

•

Evaluated management’s ability to estimate costs at completion for each selected contract by performing corroborating inquiries with the Company’s project managers and personnel involved with the selected contracts, including inquiries related to the timeline to completion and estimates of future costs to complete the contract.

•	Selected a sample of estimates of costs to complete and evaluated management’s estimates by comparing to supporting documents for those estimates.

Goodwill — Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

Goodwill is evaluated for impairment at the reporting unit level, at least, on an annual basis. Fair value of a reporting unit is estimated based on a market approach and an income approach. The income approach utilizes discounted future cash flows. Assumptions critical to the fair value estimate utilizing the discounted cash flow model include the revenue growth rate, EBITDA margin, and discount rate.

We identified goodwill for three reporting units with a combined total of $247.2 million of goodwill as a critical audit matter because of the significant judgments made by management to estimate the fair value of these reporting units. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the revenue growth rate, EBITDA margin and the discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue growth rate, EBITDA margin, and discount rate used by management to estimate the fair value of the reporting units included the following, among others:

•	We evaluated management’s ability to accurately forecast the revenue growth rate and EBITDA margin by comparing actual results to management’s historical forecasts.

•

We evaluated the reasonableness of management’s revenue growth rate and forecasted EBITDA margin by comparing the forecasts to historical results, information included in industry reports and analyst reports of comparable companies.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and the discount rate.

/s/ Deloitte & Touche LLP

San Francisco, California

April 29, 2025

We have served as the Company’s auditor since 2021.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGENCE HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2023
	(Dollars in thousands)
Assets
Current assets:
Cash and cash equivalents	$81,167	$88,920
Accounts receivable, net	448,610	422,692
Contract assets, net	188,132	125,373
Prepaid expenses and other current assets	38,506	51,683

Total current assets	756,415	688,668
Property and equipment, net	73,381	71,744
Operating lease right-of-use assets (including $23,375 and $23,191 as of December 31, 2024 and 2023, respectively, from related parties)	90,922	66,277
Goodwill	781,194	676,034
Intangible assets, net	624,250	618,147
Other assets	26,338	5,271

Total assets (a)	$2,352,500	$2,126,141

Liabilities and Equity
Current liabilities:
Accounts payable	$126,502	$107,389
Accrued compensation and benefits	54,601	49,287
Accrued and other current liabilities	28,490	92,851
Contract liabilities	164,130	164,598
Current portion of operating lease liabilities (including $3,654 and $2,703 as of December 31, 2024 and 2023, respectively, from related parties)	14,402	9,827
Current portion of long-term debt	22,984	15,608

Total current liabilities	411,109	439,560
Long-term debt, net of current portion (including $211,039 and $107,713 as of December 31, 2024 and 2023, respectively, from related parties)	1,585,846	1,035,340
Operating lease liabilities, net of current portion (including $20,960 and $21,323 as of December 31, 2024 and 2023, respectively, from related parties)	80,669	57,981
Other long-term liabilities	35,856	21,658
Deferred tax liabilities, net	35,428	48,672

Total liabilities (a)	2,148,908	1,603,211
Commitments and contingencies (Note 18)
Equity:
Member’s equity	443,738	722,378
Accumulated deficit	(250,169)	(221,614)
Accumulated other comprehensive income	9,111	22,166

Total Legence member’s equity	202,680	522,930
Noncontrolling interests	912	—

Total equity	203,592	522,930

Total liabilities and equity	$2,352,500	$2,126,141

See Notes to Consolidated Financial Statements.

(a)

As of December 31, 2024 total assets and total liabilities include $40.1 million and $5.9 million, respectively, for consolidated variable interest entities. Assets of the variable interest entities can only be used to settle the liabilities of those entities. See “Note 6—Variable Interest Entities and Equity Method Investments” for additional information.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGENCE HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2024	2023	2022
	(Dollars in thousands)
Revenue	$2,098,602	$1,615,062	$1,246,501
Cost of revenue	1,667,835	1,299,916	1,012,795

Gross profit	430,767	315,146	233,706
Selling, general and administrative	242,888	186,058	142,054
Depreciation and amortization	97,153	80,241	82,511
Acquisition-related costs	5,634	3,794	5,627
Changes in the fair value of contingent consideration liabilities (including $0, $13,424 and $1,310 for years ended December 31, 2024, 2023 and 2022, respectively, from related parties)	—	31,071	4,322
Goodwill impairment	17,804	5,051	23,440
Equity in earnings of joint venture	(3,063)	(1,329)	—

Income (loss) from operations	70,351	10,260	(24,248)
Other expense (income):
Interest expense, net of capitalized interest (including $13,316, $12,396 and $6,315 for years ended December 31, 2024, 2023 and 2022, respectively, from related parties)	91,609	68,196	50,836
Interest income	(5,464)	(4,249)	(236)
Credit agreement amendment fees	7,801	—	—
Other (income) expense, net	(473)	257	(187)

Total other expense, net	93,473	64,204	50,413

Loss before income tax	(23,122)	(53,944)	(74,661)
Income tax expense (benefit)	4,521	(7,918)	7,613

Net loss	(27,643)	(46,026)	(82,274)
Net income attributable to noncontrolling interests	912	—	—

Net loss attributable to Legence	$(28,555)	$(46,026)	$(82,274)

See Notes to Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGENCE HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
	2024	2023	2022
	(Dollars in thousands)
Net loss	$(27,643)	$(46,026)	$(82,274)
Other comprehensive (loss) income, net of tax
(Loss) gain related to interest rate swaps	(13,055)	(17,390)	34,505

Other comprehensive (loss) income	(13,055)	(17,390)	34,505

Comprehensive loss	(40,698)	(63,416)	(47,769)
Comprehensive income attributable to noncontrolling interests	912	—	—

Comprehensive loss attributable to Legence	$(41,610)	$(63,416)	$(47,769)

See Notes to Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGENCE HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Member’s Equity	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Legence Member’s Equity	Noncontrolling Interests	Total Equity
	(Dollars in thousands)
Balance, December 31, 2021	$607,435	$(93,314)	$5,051	$519,172	$—	$519,172
Parent issuance of Parent interests for acquisitions	23,750	—	—	23,750	—	23,750
Parent issuance of Parent interests for contingent consideration—related parties	4,032	—	—	4,032	—	4,032
Cash contributions from Parent	41,730	—	—	41,730	—	41,730
Cash distributions to Parent	(268)	—	—	(268)	—	(268)
Other comprehensive income	—	—	34,505	34,505	—	34,505
Net loss	—	(82,274)	—	(82,274)	—	(82,274)

Balance, December 31, 2022	676,679	(175,588)	39,556	540,647	—	540,647
Parent issuance of Parent interests for acquisitions	37,351	—	—	37,351	—	37,351
Parent issuance of Parent interests for contingent consideration—related parties	9,325	—	—	9,325	—	9,325
Cash contributions from Parent	550	—	—	550	—	550
Cash distributions to Parent	(1,527)	—	—	(1,527)	—	(1,527)
Other comprehensive loss	—	—	(17,390)	(17,390)	—	(17,390)
Net loss	—	(46,026)	—	(46,026)	—	(46,026)

Balance, December 31, 2023	722,378	(221,614)	22,166	522,930	—	522,930
Parent issuance of Parent interests for acquisitions	22,100	—	—	22,100	—	22,100
Cash contributions from Parent	400	—	—	400	—	400
Cash distributions to Parent	(301,228)	—	—	(301,228)	—	(301,228)
Reclassification of vested Parent Series A Profits Interests from liabilities	88	—	—	88	—	88
Other comprehensive loss	—	—	(13,055)	(13,055)	—	(13,055)
Net (loss) income	—	(28,555)	—	(28,555)	912	(27,643)

Balance, December 31, 2024	$443,738	$(250,169)	$9,111	$202,680	$912	$203,592

See Notes to Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGENCE HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2024	2023	2022
	(Dollars in thousands)
Cash flows from operating activities:
Net loss	$(27,643)	$(46,026)	$(82,274)
Adjustments to reconcile net loss to cash provided by operating activities:
Amortization of intangible assets	80,967	70,068	76,461
Depreciation of property and equipment	29,882	22,733	16,559
Goodwill impairment	17,804	5,051	23,440
Amortization of debt issuance costs and discounts	5,052	5,035	5,535
Stock-based compensation	5,411	10,051	5,185
Changes in the fair value of contingent consideration liabilities (including $0, $13,424 and $1,310 for years ended December 31, 2024, 2023 and 2022, respectively, from related parties)	—	31,071	4,322
Deferred taxes	(13,704)	(13,336)	4,050
Equity in earnings of joint venture	(3,063)	(1,329)	—
Return on investment in joint venture	1,000	1,329	—
Operating lease right-of-use asset lease expense	13,091	9,060	7,547
Other	3,749	1,156	1,365
Changes in operating assets and liabilities:
Accounts receivable, net	17,955	(80,976)	(95,262)
Contract assets	(50,995)	(23,687)	(1,899)
Prepaid expenses and other current assets	4,498	3,264	(2,683)
Accounts payable	10,699	(5,020)	17,275
Accrued compensation and benefits	(2,778)	6,645	(1,283)
Accrued and other current liabilities	(36,638)	1,230	5,773
Contract liabilities	(14,507)	46,153	50,667
Operating lease liabilities, current and long-term	(10,603)	(8,633)	(6,159)
Other long-term assets and liabilities	(909)	78	(1,623)

Cash provided by operating activities	29,268	33,917	26,996

Cash flows from investing activities:
Purchases of property and equipment	(19,008)	(17,073)	(26,312)
Consideration paid for acquisitions, net of cash acquired	(225,246)	(119,882)	(134,151)
Proceeds from sale of property and equipment	269	353	88
Return of investment in joint venture	—	2,700	—

Cash used in investing activities	(243,985)	(133,902)	(160,375)

Cash flows from financing activities:
Term loan & DDTL borrowings (including $103,500, $15,000 and $20,133 for years ended December 31, 2024, 2023 and 2022, respectively, from related parties)	565,000	155,000	146,692
Term loan & DDTL payments	(13,682)	(9,841)	(8,001)
Notes payable borrowings	—	—	2,759
Notes payable payments	(6,485)	(4,755)	(2,002)
Borrowings on revolver	—	—	20,250
Payments on revolver	—	—	(20,250)

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGENCE HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2024	2023	2022
	(Dollars in thousands)
Finance lease payments	(2,460)	(1,937)	(1,221)
Cash distributions to Parent	(301,614)	(1,527)	(268)
Cash contributions from Parent	400	550	41,730
Debt issuance costs	(1,495)	(3,499)	(3,982)
Payments for deferred offering costs	(196)	—	—
Payments of contingent consideration (including ($20,663), ($5,520) and ($1,900) for years ended December 31, 2024, 2023 and 2022, respectively, from related parties)	(32,504)	(5,520)	(1,900)

Cash provided by financing activities	206,964	128,471	173,807

(Decrease) increase in cash and cash equivalents and restricted cash	(7,753)	28,486	40,428
Cash and cash equivalents and restricted cash, beginning of period	88,920	60,434	$20,006

Cash and cash equivalents and restricted cash, end of period	$81,167	$88,920	$60,434

The supplemental disclosures to the Consolidated Statements of Cash Flows are included in “Note 19—Other Financial Information”

See Notes to Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

LEGENCE HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Operations

Legence Holdings LLC and its subsidiaries (“Legence” or the “Company”) are a leading provider of engineering, installation and maintenance services for mission-critical systems in buildings. The Company focuses on high-growth sectors that have technically demanding buildings, including technology, life sciences, healthcare and education. Legence specializes in designing, fabricating and installing complex heating, ventilation and air conditioning (“HVAC”), process piping and other mechanical, electrical and plumbing (“MEP”) systems for new facilities and upgrading HVAC, lighting and building controls in existing facilities to make them more energy efficient and sustainable. Services are primarily provided on a fixed price basis.

The Company was formed as a single-member limited liability company under the laws of the State of Delaware on October 30, 2020. Legence is a wholly-owned subsidiary of Legence Intermediate LLC (“Member”) which is a wholly-owned subsidiary of Legence Parent LLC (“Parent”). The powers of Legence will be exercised by the authority of Parent, as the Company’s ultimate parent. Parent has designated certain individuals as officers of the Company.

Note 2—Summary of Significant Accounting Policies

The Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Legence, its wholly owned subsidiaries and certain Variable Interest Entities (“VIE”) of which the Company is the primary beneficiary. Legence assesses whether it is the primary beneficiary of a VIE, which is the case if the Company, in combination with its related parties, has both (1) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. When Legence is deemed to be the primary beneficiary, the VIE is consolidated and the equity interest in the VIE held by a third-party is accounted for as a noncontrolling interest.

For VIEs that are not consolidated, the Company accounts for its investments using the equity method.

All intercompany accounts and transactions have been eliminated.

Please refer to “Note 6—Variable Interest Entities and Equity Method Investments” for additional information.

Financial statement reclassification

Certain previously reported amounts have been reclassified to conform to the current year presentation in the Consolidated Financial Statements. Interest expense, net of capitalized interest and Interest income on the Consolidated Statements of Operations were previously reported on a combined basis, but given the materiality of Interest income in the current year, they are presented separately. This reclassification had no net effect on the Company’s reported results of operations.

Business Combinations

Business combinations are recorded in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the consideration

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

transferred by the acquirer is assigned to the identifiable assets acquired and liabilities assumed as of their acquisition date fair values. Determining the fair value of certain assets and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions. ASC 805 provides certain recognition and measurement exceptions such as leases, contract assets and contract liabilities, and income taxes, which are accounted for under ASC 842, ASC 606 and ASC 740, respectively. Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. Bargain purchase gains represent the excess of the fair value of identifiable assets acquired and liabilities assumed over the consideration transferred. The results of operations of acquired companies are included in the Consolidated Statements of Operations from their acquisition dates.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires the Company to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the related revenues and expenses and related disclosures as of the date of the Consolidated Financial Statements. Actual results could differ from those estimates. The Company’s Consolidated Financial Statements include estimates and assumptions related primarily to Revenue, Goodwill, Income taxes and Business combinations.

Revenue Recognition

The Company’s revenue is primarily derived from contracts that can span from one day to several years, though most contracts are completed in less than one year. Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Refer to “Note 3—Revenue Recognition and Related Balance Sheet Accounts” for additional information.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in banks and highly liquid investments with maturities of three months or less at the date of purchase. The Company considers highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

At various points in time, the Company may have restricted cash. Restricted cash represents legally restricted funds that are not available for general business use and are set aside for specific purposes. The Company classifies restricted cash separately from cash and cash equivalents on the Consolidated Balance Sheets.

Refer to “Note 19—Other Financial Information” for additional information.

Accounts Receivable, Contract Assets and Allowance for Credit Losses

Accounts receivable primarily consists of contracts receivable, which include billed and billable amounts for goods and services provided to customers for which the Company has an unconditional right to payment. Amounts contingent on anything other than the passage of time are contract assets. Accounts receivable also include other receivables which primarily consists of income tax receivables and amounts due from government and insurance entities. Refer to “Note 19—Other Financial Information” for additional information.

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers maintaining allowances for estimated credit losses that, when realized, have been

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

within management’s expectations. The Company estimates and records expected credit losses over the contractual life of its financial assets measured at amortized cost, including accounts receivable and contract assets. The estimate uses a loss-rate method based on historical loss activity adjusted for current market conditions and reasonable and supportable forecasts, as applicable. Accounts receivable are generally written off when they are determined to be uncollectible after reasonable collection efforts have been made and collection appears unlikely.

See “Note 3—Revenue Recognition and Related Balance Sheet Accounts” for additional information.

Deferred Contract Costs

Deferred contract costs, included within Prepaid expenses and other current assets, represent costs to (a) obtain a contract that are incremental because they were only incurred as a result of securing that contract and (b) costs to fulfill a contract that occur prior to transferring a good or service to a customer. Deferred contract costs are amortized over the life of the underlying contract consistent with the transfer to the customer of the good or service to which they relate. Both selling expenses that are not incremental to a contract and costs incurred to fulfill a contract that occur prior to transferring a good or service to a customer that are not expected to be recovered are expensed as incurred.

Deferred Offering Costs

Offering costs, which include legal, accounting, printing, and other third-party fees that are incremental and directly related to the Company’s anticipated equity financing such as an initial public offering (“IPO”) are capitalized within Other assets on the Consolidated Balance Sheets. These costs are deferred until the equity financing is consummated, at which point they are recorded as a reduction of the proceeds from the equity financing. If the planned equity financing is abandoned, terminated, or significantly delayed, all deferred offering costs will be expensed immediately within operating expenses. Deferred offering costs as of December 31, 2024 totaled $3.7 million. There were no deferred offering costs as of December 31, 2023.

Property and Equipment, Net

Property and equipment is stated at cost, net of accumulated depreciation. Interest costs are capitalized on qualified capital projects as part of the net asset cost until the asset is ready for its intended use. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets.

Software obtained for internal use and internal and external software development costs incurred during the application development stage of projects are generally capitalized at cost, unless relating to training or data conversion, which are expensed as incurred. Betterments, additions, and renewals that significantly extend the life of the asset are capitalized and depreciated over their useful lives. Expenditures for repairs and maintenance are charged to expense as incurred.

Upon retirement or disposition of property or equipment, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is recognized in the Consolidated Statements of Operations.

The estimated useful lives for new property and equipment acquired are generally as follows:

Autos and trucks	2-5 years
Computer equipment and software	3-5 years
Leasehold improvements	Various	(1)
Equipment and tools	5 years
Office furniture and other	4-7 years

(1)

Leasehold Improvements are amortized over the shorter of their useful life and the remaining lease term, unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise the option to purchase the underlying asset, in which case the leasehold improvements will be amortized over their useful lives.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets and liabilities of the acquired business. Goodwill is not subject to amortization but is evaluated for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete information is available. Goodwill is evaluated for impairment on an annual basis as of October 1st and on an interim basis if events or circumstances arise which indicate that the carrying value of goodwill may not be recoverable from future cash flows.

The Company has determined its reporting units are its operating companies, which constitute businesses. The Company has an option of performing a qualitative assessment of impairment to determine whether any further quantitative testing for impairment is necessary. If the Company determines, based on qualitative factors, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative assessment is performed to compare the fair value of the reporting unit to its carrying value. Further, the Company may choose to bypass the qualitative assessment and proceed directly to the quantitative assessment. An impairment loss is recognized for a reporting unit to the extent fair value is less than the carrying value, limited to the amount of goodwill allocated to that reporting unit.

Fair values of reporting units are estimated based on a market approach and an income approach. The income approach utilizes discounted future cash flows and assumptions critical to the fair value estimate of the discounted cash flow model including the revenue growth rate, forecasted margins, and discount rate. The market approach utilizes market multiples of invested capital from comparable publicly traded companies. The market multiples from invested capital include revenue, book equity plus debt, and earnings before interest, provision for income taxes, depreciation and amortization (“EBITDA”). If an impairment loss is determined, the loss is recognized in the Consolidated Statements of Operations.

The Company completed its annual goodwill impairment test as of October 1, 2024. See “Note 5— Goodwill and Intangible Assets” for additional information regarding Goodwill.

Intangible Assets, Net

The Company’s identifiable intangible assets include customer relationships, trade names, and contract backlog. All finite-lived identifiable intangible assets are subject to amortization on a straight-line basis over their estimated lives. Refer to “Note 5—Goodwill and Intangible Assets” for additional information regarding intangible assets.

Long-Lived Assets Impairment

Long-lived assets, which include property and equipment, operating lease right-of-use assets, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability generally is determined by comparing the carrying value of an asset group to the expected undiscounted future cash flows of the asset group. If the carrying value of an asset group exceeds its expected undiscounted future cash flows (i.e., not recoverable), the amount of impairment loss is measured as the difference between the carrying value of the asset group and its estimated fair value generally using the expected discounted future cash flows. During the fourth quarter of 2024, the Company determined that a triggering event had occurred for long lived assets related to a reporting unit in the Engineering & Consulting segment. The triggering event occurred as a result of a decline in projected cash flows due to lower revenue projections, among other factors. Lower revenue projections primarily reflected the impact of delayed contract awards and the uncertainty that revenue will be realized for these contracts which are point-in-time revenue recognition contracts. The triggering event resulted in the performance of a recoverability test for the long-lived assets in the related asset group prior to assessing goodwill for impairment. The Company determined that the estimated undiscounted cash flows were sufficient to cover the carrying values and concluded that no impairments were necessary. No impairment charge was recorded against long-lived assets for the years ended December 31, 2024, 2023 or 2022.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Equity Method Investments

The Company has investments in a number of joint ventures, some of which are VIEs. For VIEs where the Company is not the primary beneficiary, the Company accounts for its investments using the equity method of accounting. Any investment in a joint venture that is not a VIE and for which the Company has investments between 20% and 50% is accounted for using the equity method of accounting when the Company has the ability to exercise significant influence, but not control. The joint venture investments are included in Other assets on the Consolidated Balance Sheets and are adjusted for contributions made, distributions received, impairments and the Company’s share of income or loss. Equity in earnings of joint venture, presented in the Company’s Consolidated Statements of Operations, reflects the Company’s share of joint venture income or loss, as well as any impairment loss. Distributions received from the joint venture investment are accounted for under the cumulative earnings approach, which compares the Company’s cumulative distributions received from the joint venture against its cumulative equity in earnings of joint venture. The Company assesses its equity method investments for impairment if there are changes in facts and circumstances that indicate a loss in value may have occurred. If a loss is deemed to have occurred and the loss is determined to be other than temporary, the carrying value of the equity method investment is written down to fair value and an impairment recorded. An immaterial impairment charge was recorded for the year ended December 31, 2024. No impairment charge was recorded for the year ended December 31, 2023.

Insurance

Legence maintains insurance for general liability, workers’ compensation, automobile liability and professional liability, subject to policy limits. Most of the Company’s insurance policies also include deductibles. The Company has umbrella and excess coverage attached to these policies that insure the Company for certain amounts in excess of the related insurance policy limits. The Company is self-insured for its medical coverage and is covered by stop-loss insurance for claims in excess of a contractual limit.

Insurance liabilities are estimated based on (i) reported claims and (ii) amounts incurred but not reported. The liability for reported claims is estimated by evaluating the facts and circumstances of each claim and are adjusted from time to time based upon the status of each claim and the Company’s historical experience with similar claims. The liability for amounts incurred but not reported is estimated each reporting period by a third-party and includes provisions for expected claims to be reported in the future but which have occurred prior to the accounting date. Insurance liabilities are reflected in the Consolidated Balance Sheets in Accrued and other current liabilities. Any adjustments to these liabilities are recorded in the Consolidated Statements of Operations.

Debt Issuance Costs

The Company has obtained debt financing using term loans, delayed draw term loan (“DDTL”) commitments, and a revolving line of credit. Debt issuance costs incurred to obtain financing are amortized over the expected term of the underlying debt. Unamortized debt issuance costs related to term loans are presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of Long-term debt, net of current portion, consistent with debt discounts, and amortized using the effective interest method. When financing arrangements are amended, the existing unamortized costs are either written off, for lenders that no longer provide financing, or amortized using an updated effective interest rate when there is no substantial change to the related debt. Unamortized debt issuance costs related to the revolving line of credit are included in Other assets on the Consolidated Balance Sheets and are amortized using the straight-line method.

Shipping and Handling Costs

The Company includes all shipping and handling charges incurred in Cost of revenue. Shipping and handling costs charged to customers are included as a component of Revenue.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value, as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs that reflect the reporting entity’s own assumptions on which assumptions the market participants would use in pricing the asset or liability based on the best available information.

Interest Rate Swaps

The Company has interest rate swap agreements to reduce its exposure to fluctuations in variable interest rates for future interest payments on debt. The Company has designated these interest rate swaps as cash flow hedges and records the changes in the estimated fair value of the interest rate swaps to Accumulated other comprehensive income (“AOCI”) on its Consolidated Balance Sheets in accordance with ASC Topic 815, Derivatives and Hedging. Differences between the variable interest rate payments and the fixed interest rate settlements with the swap counterparties are recognized as an adjustment to Interest expense, net of capitalized interest on the Consolidated Statements of Operations. Amounts reported in AOCI related to cash flow hedges are reclassified to Interest expense, net of capitalized interest, as interest payments are made on the Company’s variable-rate debt. Cash flows from derivatives designated as cash flow hedges are classified in the same category as the item being hedged in the Consolidated Statements of Cash Flows. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions. The Company assesses, both at inception and at each reporting period thereafter, whether the designated derivative instrument is highly effective in offsetting changes in cash flows of the hedged item. To the extent the interest rate swaps are determined to be ineffective, the Company recognizes the changes in the estimated fair value of the interest rate swaps in earnings. The Company has elected not to offset the assets and liabilities from derivative agreements and instead presents the related balances on a gross basis. If it becomes probable that the forecasted transaction will not occur, the hedge relationship will be de-designated, and amounts in AOCI will be reclassified to Interest expense, net of capitalized interest in the current period.

Leases

The Company leases real estate, vehicles and equipment. The Company determines whether the arrangement is or contains a lease at the inception of the contract and classifies leases as either operating or finance at the lease commencement date.

The Company records right-of-use assets and corresponding lease liabilities for its leases, which are initially recognized based on the present value of lease payments over the lease term. Right-of-use assets also include initial direct costs incurred, lease payments made at or before the commencement date, less any lease incentives received. When measuring the right-of-use asset and lease liability, fixed payments and variable payments that depend on an index or a rate are included. Other variable payments are excluded from such measurement and expensed as incurred. As the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate for initial measurement. The incremental borrowing rate represents the rate of interest the Company would pay to borrow on a collateralized basis, over a similar term, an amount equal to the lease payments as of the commencement date.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The lease term is the non-cancellable period of the lease, including the period covered by options to renew the lease when it is reasonably certain that the Company will exercise the option. Many real estate leases contain options to renew or terminate the lease, generally at the Company’s discretion; however, options are often not included in the lease term as the Company is not reasonably certain to exercise the options to renew or is reasonably certain not to exercise the option to terminate. Short-term leases, which are leases with an initial term of 12 months or less or leases that are cancellable by the lessee and lessor without significant penalties, are not recorded on the Consolidated Balance Sheets and are expensed on a straight-line basis over the lease term.

For leases of real estate, the Company elected not to separate the accounting for lease and non-lease components. For all other lease asset classes, the Company separates the accounting for lease and non-lease components.

Please refer to “Note 8—Leases” for additional lease information and disclosures.

Member’s Equity

Contributions to the Company from the Parent and distributions from the Company to the Parent are accounted for by the Company as adjustments to Member’s equity. Additionally, Parent may issue Parent interests to the Company’s employees or to other parties in connection with certain transactions, which the Company accounts for as a capital contribution from or on behalf of Parent recorded within Member’s equity.

Please refer to “Note 12—Member’s Equity” for additional information related to equity.

Stock-Based Compensation

Parent issues Series A profits interests (“Series A Profits Interests”) awards and Restricted Series C common interests (“Restricted Series C Common Interests”) awards as compensation to the Company’s employees. Because these Parent interests are issued to the Company’s employees, are indexed and settled in Parent interests, and the Company does not reimburse the Parent for the awards, the Company accounts for these awards as stock-based payment awards under ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). The Company recognizes compensation expense for equity-classified awards at their fair value measured as of the grant date. The Company recognizes compensation expense for liability-classified awards at their fair value measured as of the reporting date, with an offset to stock-based compensation liability in Other long-term liabilities on the Consolidated Balance Sheets.

Series A Profits Interests awards are comprised of time vesting (60%) (“Time Interests”), performance vesting (20%) (“Performance Interests”), and exit vesting (20%) (“Exit Interests”). Time Interests and Restricted Series C Common Interests are service based awards, and the Company accounts for these awards as liability-classified awards under ASC 718. The awards are liability-classified due to a below fair value repurchase feature that is exercisable by the Parent under certain employment termination scenarios. The Company recognizes compensation expense on a straight-line basis over the five-year vesting period with accelerated vesting and compensation expense when or if a change of control, as defined in Parent agreement (“Change of Control”), event occurs. The liability is adjusted for changes in fair value at each reporting date. The liability is reclassified to equity when or if the awards are no longer subject to the below fair value repurchase feature.

The Company accounts for the Performance Interests as equity-classified awards under ASC 718 and recognizes compensation expense when or if certain liquidity events (including Change of Control) that trigger vesting occur. The Company also accounts for the Exit Interests as equity-classified awards under ASC 718 and recognizes compensation expense when or if a Change of Control that triggers vesting occurs. Awards forfeitures are accounted for as they occur.

The Company utilizes the option-pricing method (“OPM”) and the hybrid method to determine the fair value of stock-based payment awards using certain assumptions. The expected life assumption represents the

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

period of time the Parent interests are expected to be outstanding while the risk-free rate is based on the U.S. Treasury yield for a term consistent with the expected life. The expected volatility assumption is based on the volatility of guideline public companies, adjusted for the Company’s size and leverage. Since the Parent interests do not have a provision for recurring distributions and the Parent does not have a history or expectation of future recurring distributions, the Company’s expected dividend yield assumption is nil. The hybrid method incorporates various future outcomes, including IPO scenarios and a delayed exit scenario, and allocates the value in each scenario using the OPM.

Once vested, the holders of the Series A Profits Interests may participate in distributions of the Company’s earnings, assets and properties upon liquidation or a distribution as directed by the Parent’s board of directors. The distributions are first made to the holders of Common Interests until their unreturned contributions are reduced to zero, and thereafter to the holders of vested Series A Profits Interests and Common Interests pro rata based on their aggregate percentage interests (taking into account any applicable participation thresholds). Please refer to “Note 12—Member’s Equity” for additional information regarding Common Interests.

The Series A Profits Interests are subject to certain forfeiture and repurchase provisions in the event of interest holder employment termination. Restricted Series C Common Interests participate in distributions alongside Common Interests and are subject to the same forfeiture and repurchase provisions as the Series A Profits Interests. Holders of Restricted Series C Common Interests must repay any distributions received on unvested Restricted Series C Common Interests within 15 days of employment termination.

Please refer to “Note 13—Stock-Based Compensation” for additional information and further disclosures regarding stock-based compensation.

Income Taxes

Parent is treated as a partnership for federal and state income tax purposes and indirectly owns 100% of the shares of multiple corporations. The corporations indirectly owned by Parent are subject to entity-level taxation and, as a result, provision for federal, state and local income taxes.

Income taxes for the corporations are provided for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the Consolidated Balance Sheets and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Under the provisions of ASC 740-10, Income Taxes—Overall (“ASC 740-10”), the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. For those tax positions where it is not “more likely than not” that a tax benefit will be sustained, no tax benefit is recognized. The Company classifies interest expense and penalties relating to income tax in the Consolidated Statements of Operations as Income tax expense (benefit).

Earnings Per Share

Earnings per share is not presented in the Consolidated Financial Statements as the Company is a single member limited liability company.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Recent Accounting Pronouncements

Income Statement—Expense Disaggregation—In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures” (“Update 2024-03”). This update requires disclosure, in the notes to the financials statements, of disaggregated information about certain income statement costs and expenses on an interim and annual basis. Update 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that the adoption of Update 2024-03 will have on its Consolidated Financial Statements.

Compensation—Stock Compensation—In March 2024, the FASB issued ASU 2024-01, “Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards” (“Update 2024-01”). This update adds an illustrative example to demonstrate how an entity should apply the scope guidance to determine whether profits interest awards should be accounted for in accordance with ASC 718. Update 2024-01 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The guidance may be applied on either a retrospective or a prospective basis. The Company is currently evaluating the impact of Update 2024-01 on its Consolidated Financial Statements.

Income Taxes—In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“Update 2023-09”). The amendments in this update provide more transparency about income tax disclosures primarily related to the rate reconciliation and income taxes paid information. Update 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. While the adoption of Update 2023-09 will result in expansion of income tax disclosures, the Company does not expect it to impact the recognition or measurement of income taxes within its Consolidated Financial Statements.

Segment Reporting—In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“Update 2023-07”). This update requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and a description of other segment items by reportable segment. Update 2023-07 clarifies that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, an entity may report one or more of those additional measures of segment profit. Update 2023-07 also requires all annual disclosures currently required by Topic 280 to be included in interim periods. The Company adopted Update 2023-07 effective January 1, 2024 through retrospective application. Refer to “Note 16—Segment Information” for additional information.

Note 3—Revenue Recognition and Related Balance Sheet Accounts

Revenue is recognized when control of the promised goods or services is transferred to the customer, either at a point-in-time or over-time, as the performance obligation is satisfied. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for those goods or services provided. The Company transacts with customers that management believes are credit worthy, and management considers historical customer practices and payment history when determining whether collection is probable. The five-step model is applied as follows:

1) Identify the contract

Management determines if a contract exists using the following factors: (a) the parties have approved the contract and are committed to perform their respective obligations, (b) the rights of the parties can be identified, (c) payment terms can be identified, (d) the arrangement has commercial substance, and (e) collectability of consideration is probable.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

2) Identify performance obligations in the contract

A performance obligation is a contractual promise to transfer a distinct good or service. The Company applies judgment in determining whether each promise or groups of promises are both (a) capable of being distinct and (b) distinct within the context of the contract. Most of the Company’s contracts are considered to have a single performance obligation because (a) the Company provides a significant service of integrating complex tasks and components into a single project under the purview of the Company’s project management, and (b) the risks associated with the Company’s performance, including customer acceptance clauses, warranty provisions, and liquidated damages, are tied to the overall project.

Contracts with customers are often modified through change orders that may impact the scope or price of the goods or services the Company is providing. The Company evaluates change orders to determine whether they create separate performance obligations. Many change orders are for goods or services that are not distinct within the context of the original contract, and, therefore, are not treated as separate performance obligations.

3) Determine the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. The consideration promised in a contract with customers may include fixed amounts, variable amounts, or both. After contract inception, the transaction price may change for various reasons, including executed or unresolved change orders, executed or unresolved contract modifications, claims to or from the customer or owner, and back-charge recoveries. The customers may partially or fully agree with such modifications or affirmative claims. Most changes are considered variable consideration until approved by both parties.

The Company estimates variable consideration, such as bonuses or penalties, and includes these considerations in the transaction price to the extent it is probable that a significant future reversal in the amount of cumulative revenue recognized under the contract will not occur when the uncertainty associated with the variable consideration is resolved. This threshold is referred to as the variable consideration constraint. In assessing whether to apply a variable consideration constraint, the Company considers if factors exist that could increase the likelihood or magnitude of a potential reversal of revenue, including, but not limited to, whether: (a) the amount of consideration is highly susceptible to factors outside of the Company’s influence, such as the actions of third parties, (b) the uncertainty surrounding the amount of consideration is not expected to be resolved for a long period of time, and (c) the Company’s experience with similar types of contracts is limited or that experience has limited predictive value.

Management reassesses the amount of variable consideration each reporting period, and changes to estimated variable consideration are accounted for as a cumulative adjustment to revenue recognized in the current period. Recognizing changes in the transaction price requires significant judgments of various factors, including, but not limited to, dispute resolution developments and outcomes and anticipated negotiation results.

For some transactions, customers may withhold a portion of the contract price as a contract retention until the project is substantially complete or completed to ensure performance; however, these arrangements typically do not constitute a significant financing component.

4) Allocate the transaction price to the performance obligations

For contracts that contain multiple performance obligations, the transaction price is allocated to each performance obligation based on their estimated relative standalone selling prices. The Company generally estimates standalone selling price using the expected costs plus a margin.

5) Recognize revenue as performance obligations are satisfied

The Company recognizes revenue when or as a performance obligation is satisfied, which occurs when the customer obtains control of the good or service. This can occur over time or at a point in time.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The Company satisfies most performance obligations over time because the Company’s performance typically either creates or enhances an asset the customer controls or because the customer simultaneously receives and consumes the benefit from the Company’s performance under the contract.

For most contracts, the Company measures progress using the input method (i.e., “Cost-to-Cost Input Method”). Under the Cost-to-Cost Input Method, costs incurred to date are generally the best depiction of transfer of control. For some contracts, the Company has historically used an output method (i.e., milestone achievement), where an output method provides the most reliable information available and the transfer of services at predetermined project milestones reasonably depicts the fulfillment of performance obligations. This determination requires judgment based on the nature of the services to be provided. For the years ended December 31, 2024, 2023, and 2022, revenue recognized under the output method represented 2.3%, 7.8%, and 9.8% of revenues, respectively.

In satisfying the Company’s performance obligations to its customers, the Company routinely procures goods and services from third parties that are inputs into an integrated performance obligation typically under fixed-price contracts. Procurement from third parties often consists of goods and services provided by subcontractors that the Company engages to perform specified tasks on its behalf and/or under its direction. The Company earns a margin related to these costs under either fixed-margin or fixed-price arrangements with its customers. The Company determined that it is the principal in these arrangements as the Company controls the goods and services provided by third parties, as the Company is primarily responsible for fulfillment and acceptability by the customer, has inventory risk with respect to goods and services completed by third parties, and has discretion in establishing pricing for the integrated performance obligation. Accordingly, the Company recognizes revenue from customers in Revenue with the associated third party costs included in Cost of revenue on the Consolidated Statements of Operations.

Performance obligations related to sales of custom-fabricated, construction-related products are satisfied at a point in time and revenue is recognized upon delivery of the products to the customer and are not material to the financial statement periods presented.

Performance obligations related to energy procurement and infrastructure services are satisfied at a point in time, and revenue is recognized upon the Company securing energy supply or infrastructure service contracts on behalf of customers and are not material to the financial statement periods presented.

The Company invoices its customers in accordance with contractual payment terms. It is common for construction contracts to specify that an architect or a general contractor is not required to make payments to a subcontractor until it has received those funds from the owner or funding source. In most instances, the Company receives payment of its invoices between 30 to 90 days of the invoice issuance.

Changes in Estimates

For contracts where the Company applies the Cost-to-Cost Input Method, the accuracy of the Company’s revenue and profit recognition in each year depends on the accuracy of management’s estimates of the cost to complete each project. Contract costs include labor, material, subcontractors and various overhead costs such as maintenance, depreciation, consumables, or equipment rentals, which are either directly related to the fulfillment of specific contract performance obligations or indirectly contribute to the overall customer service delivery fulfillment of multiple contracts and obligations. Costs associated with change orders, unresolved contract modifications, claims to or from owners and back-charge recoveries are recorded as incurred. Revisions to estimated total costs are reflected in the Company’s measure of progress.

There are several factors that can contribute to changes in estimates of contract cost and profitability. Potential factors include:

•	The completeness and accuracy of the original bid;

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

•	Costs associated with scope and schedule changes as well as changes from the original design;

•	Changes in costs of labor and/or materials, owner changes, weather, site conditions and other delays;

•	Subcontractor performance;

•	Changes in productivity expectations;

•	The Company’s ability to fully and promptly recover on contract scope changes; and

•	The customer’s ability to properly administer the contract.

The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit from period to period, which may have a significant impact on the Consolidated Financial Statements. At the time a loss on a contract becomes probable, the entire amount of the estimated loss is accrued. Management monitors for circumstances that may affect the accuracy of its estimates.

Disaggregation of Revenue

The Company’s revenue was derived from contracts to provide goods or services in the Engineering & Consulting and Installation & Maintenance segments. Refer to “Note 16—Segment Information” for additional information on reportable segments.

The Company disaggregates revenue by service line as management believes this category best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. See details in the following table (in thousands):

	Year Ended December 31,
	2024	2023	2022
Revenue by Service Line and Segment
Engineering & Consulting:
Engineering & Design	$345,977	$222,198	$141,110
Program & Project Management	255,625	204,048	187,499

Total Engineering & Consulting segment	601,602	426,246	328,609
Installation & Maintenance:
Installation & Fabrication	1,183,750	942,841	738,123
Maintenance & Service	313,250	245,975	179,769

Total Installation & Maintenance segment	1,497,000	1,188,816	917,892

Revenue	$2,098,602	$1,615,062	$1,246,501

No single customer accounted for more than 10% of revenue in the years ended December 31, 2024, 2023 or 2022.

Contract Assets and Liabilities

Due to the nature of the Company’s performance obligations and the timing of contractual payment terms, the Company has material contract asset and liability balances. Contract assets represent revenue recognized in excess of amounts paid or payable to the Company on uncompleted contracts for which the right to bill is conditional on something other than the passage of time (e.g., the Company’s future performance on uncompleted contracts or performance obligations). Contract liabilities represent the Company’s obligation to perform on uncompleted contracts for which the Company has invoiced the customer or received payment.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Contract assets and contract liabilities in the Consolidated Balance Sheets consist of the following amounts (in thousands):

	December 31,
	2024	2023	2022
Contract assets:
Contract assets, net	$188,132	$125,373	$91,481
Other assets	$2,040	$1,772	$1,007
Contract liabilities	$164,130	$164,598	$94,711

Contract assets include $78.3 million, $83.1 million and $49.4 million of contract retentions as of December 31, 2024, 2023 and 2022, respectively. Contract retentions included in contract assets are generally subject to substantial project completion and acceptance by the customer.

Contract assets and liabilities fluctuate based on factors that occur in the normal course of business, including the volume of projects in progress at period end, the timing of negotiated payment terms, billing frequency and other differences in payment terms relative to revenue recognition.

The Company recognized $11.8 million of contract assets and $14.0 million of contract liabilities related to acquisitions completed during the year ended December 31, 2024. The remaining increase in contract assets from December 31, 2023 to December 31, 2024 is primarily due to the increase in the Company’s volume of project activity from both Installation & Maintenance and Engineering & Consulting segments, as reflected in increased revenue for the year ended December 31, 2024. The remaining change in contract liabilities from December 31, 2023 to December 31, 2024 is primarily due to the timing and amount of revenue recognized.

The Company recognized $10.3 million of contract assets and $22.2 million of contract liabilities related to acquisitions completed during the year ended December 31, 2023. The remaining increase in contract assets from December 31, 2022 to December 31, 2023 is primarily due to the increase in the Company’s volume of project activity, reflected in increased revenue for the year ended December 31, 2023, particularly in the Installation & Maintenance segment. The remaining increase in contract liabilities from December 31, 2022 to December 31, 2023 is due to the increase in the Company’s volume of project activity as well as the timing of scheduled billings exceeding revenue recognition from service delivered to customers.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized revenue of $151.3 million, $82.9 million and $34.6 million, respectively, related to contract liabilities outstanding as of the end of the prior year.

Contracts Receivable

Included in the contracts receivable balance is retention for which the Company has an unconditional right to payment and is only subject to the passage of time. Retentions included in Contracts Receivable as of December 31, 2024, 2023 and 2022 are $9.8 million, $13.2 million and $10.1 million, respectively.

Remaining Performance Obligations

The Company had approximately $1,729.8 million in remaining performance obligations as of December 31, 2024, which represent the expected revenue values under our contracted or otherwise secured fixed-price project commitments. The Company expects to recognize 75% of the remaining performance obligations within the next twelve months and the remaining 25% thereafter. The majority of the remaining performance obligations after the first 12 months is expected to be recognized by the end of 2026.

Although remaining performance obligations reflect expected revenue values that are considered to be firm, cancellations, scope adjustments or project deferrals may occur that impact their volume or the expected timing of their recognition.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Note 4—Acquisitions

Acquisitions are recorded under the acquisition method of accounting, and the total consideration transferred is allocated to the acquired net tangible and identifiable intangible assets based primarily on their fair values as of the acquisition dates. The estimated fair value of identified intangible assets are Level 3 fair value measurements and are determined using discounted cash flow techniques. Such fair value is estimated using a multi-period excess earnings method for customer relationships and backlog and a relief from royalty method for trade names. The significant assumptions used in estimating fair value of customer relationships and backlog include i) the estimated life the asset will contribute to cash flows, such as remaining contractual terms, (ii) revenue growth rates and EBITDA margins, (iii) attrition rate of customers, and (iv) the estimated discount rates that reflect the level of risk associated with receiving future cash flows. The significant assumptions used in estimating fair value of trade names include estimated discount rates and estimated royalties that would be paid to license a comparable asset. The royalty rates used in this method are based on published comparable market royalty transactions.

2024 Acquisitions:

On March 1, 2024, the Company acquired all of the outstanding equity of P2S LP (“P2S”). P2S is a consulting engineering, commissioning and construction management services firm based in California. This acquisition expands the Company’s services to new geographic markets and priority end markets throughout the Western United States. The P2S operations and associated goodwill are included in the Engineering & Consulting segment.

On July 1, 2024, the Company acquired all of the outstanding equity of AMA Consulting Engineers Holdings LLC (“AMA”). AMA is a consulting engineering, commissioning and construction management firm based in New York. This acquisition expands the Company’s geographic footprint, technical offerings and end markets. The AMA operations and associated goodwill are included in the Engineering & Consulting segment.

During the year ended December 31, 2024, the Company completed one other immaterial acquisition (“Other 2024 Acquisition”). The business is a part of the Engineering & Consulting segment and is an energy and sustainability advisory firm based in California. This acquisition expands the Company’s service offerings with a focus on providing sustainability services, strategy, benchmarking and reporting services to commercial real estate clients.

Total consideration transferred of $245.1 million for the 2024 acquisitions consists of the following (in thousands):

	P2S	AMA	Other 2024 Acquisition	Total
Cash	$62,520	$154,566	$3,100	$220,186
Parent issuance of Parent interests	20,719	—	1,381	22,100
Holdback	—	2,672	168	2,840
Purchase price receivable	—	—	(65)	(65)

Total consideration transferred	$83,239	$157,238	$4,584	$245,061

Parent issued 9,189 and 613 Series C Common Interests in the Company’s purchase of P2S and Other 2024 Acquisition, respectively. The fair value of Parent interests was estimated utilizing the OPM. Holdback amounts reflect consideration transferred to be paid in cash after the acquisition date assuming conditions for release of the holdback are met. As of December 31, 2024, there is $2.8 million in holdback included in Accrued and other current liabilities on the Consolidated Balance Sheets related to 2024 acquisitions.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

A summary of the purchased assets and liabilities for the 2024 acquisitions acquired at their fair value was as follows (in thousands):

	P2S	AMA	Other 2024 Acquisition	Total
Cash	$1,330	$2,578	$—	$3,908
Accounts receivable	16,843	26,837	—	43,680
Contract assets	6,254	5,519	11	11,784
Prepaid expenses and other current assets	1,532	506	—	2,038
Property and equipment	5,074	2,605	—	7,679
Operating lease right-of-use assets	19,746	3,537	—	23,283
Goodwill	28,193	94,906	1,685	124,784
Intangible assets	37,800	46,250	3,020	87,070
Other assets	340	12,377	—	12,717

	117,112	195,115	4,716	316,943

Accounts payable	(53)	(8,891)	(33)	(8,977)
Accrued compensation and benefits	(3,963)	(4,129)	—	(8,092)
Accrued and other current liabilities	(3,966)	(1,204)	—	(5,170)
Contract liabilities	(6,238)	(7,705)	(96)	(14,039)
Current portion of operating lease liabilities	(1,313)	(850)	—	(2,163)
Current portion of long-term debt	—	(316)	—	(316)
Operating lease liabilities, net of current portion	(18,288)	(2,947)	—	(21,235)
Long-term debt, net of current portion	—	(65)	—	(65)
Other long-term liabilities	—	(11,770)	—	(11,770)
Deferred tax liabilities, net	(52)	—	(3)	(55)

	(33,873)	(37,877)	(132)	(71,882)

Net acquired assets	$83,239	$157,238	$4,584	$245,061

In the AMA acquisition the Company assumed uncertain tax benefits associated with consolidated VIEs, including interest and penalties, of $11.8 million, which is recorded in Other long-term liabilities. The seller agreed to indemnify the Company for the outcome of these uncertain tax liabilities. Accordingly, the Company recognized a corresponding $11.8 million indemnification asset in Other assets. See “Note 15—Income Taxes” for further information.

Finite-lived intangible assets that are being amortized using the straight-line method over their estimated lives at the applicable acquisition dates in 2024 consist of the following (in thousands, except weighted-average useful lives):

	P2S	AMA	Other 2024 Acquisition	Total	Weighted- average Useful Life (in years)
Customer relationships	$27,600	$42,000	$2,850	$72,450	10.4
Trade names	4,900	—	—	4,900	11.8
Contract backlog	5,300	4,250	170	9,720	1.4

	$37,800	$46,250	$3,020	$87,070

Goodwill arising from acquisitions is derived largely from expected synergies and growth as well as the acquired assembled workforces. Goodwill is deductible for tax purposes for the P2S, AMA and the Other 2024 Acquisition.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Total acquisition-related costs of $5.6 million were incurred during the year ended December 31, 2024, including $2.3 million for P2S and $2.6 million for AMA. These costs are included within Acquisition-related costs in the Consolidated Statements of Operations for the year ended December 31, 2024.

2023 Acquisitions:

On August 1, 2023, the Company acquired all the outstanding equity of San Jose Boiler Works, Inc. (“San Jose Boiler”). San Jose Boiler is a full spectrum boiler sales, installation, maintenance and repair service company operating in California. The acquisition expands the Company’s technical offerings and capabilities in Northern California while growing the service and maintenance base. The consideration transferred primarily includes cash and promissory notes issued to the sellers with face amounts totaling $3.3 million, consisting of 3-year promissory notes totaling $1.8 million and 1.5-year promissory notes totaling $1.5 million. The promissory notes accrue interest at a 6.0% annual rate, which may be added to the principal amount of the notes on an annual basis at the option of the Company. The acquisition-date fair value of the promissory notes was $3.2 million. The San Jose Boiler operations and associated goodwill are included in the Installation & Maintenance segment.

On September 1, 2023, the Company acquired all the outstanding equity of A.O. Reed & Co. (“A.O. Reed”). A.O. Reed is a mechanical contracting company based in California. The acquisition expands the Company’s fabrication, installation and maintenance services to new geographic markets and priority end markets. The consideration transferred includes an earnout provision for attainment of targeted EBITDA, as defined in the purchase agreement, for the year ended December 31, 2023, up to $12.0 million. The acquisition-date fair value of the contingent consideration was $11.5 million. The A.O. Reed operations and associated goodwill are included in the Installation & Maintenance segment.

On November 1, 2023, the Company acquired all the outstanding equity of OCI Associates, LLC (“OCI”). OCI is a consulting engineering and commissioning services firm based in Florida. The acquisition expands the Company’s technical offerings to new geographic markets and priority end markets. The consideration transferred includes an earnout provision for attainment of targeted EBITDA, as defined in the purchase agreement, for the year ended December 31, 2023, up to $3.0 million. The acquisition-date fair value of the contingent consideration was $2.4 million. The OCI operations and associated goodwill are included in the Engineering & Consulting segment.

During the year ended December 31, 2023, the Company completed one other immaterial acquisition (“Other 2023 Acquisition”) and recognized a bargain purchase gain of $0.3 million, included in Other (income) expense, net on the Consolidated Statements of Operations, which was derived primarily from negotiating directly with sellers without a competitive bidding process.

Total consideration transferred of $188.5 million for the 2023 acquisitions consists of the following (in thousands):

	San Jose Boiler	A.O. Reed	OCI	Other 2023 Acquisition	Total
Cash	$9,776	$92,388	$23,750	$—	$125,914
Parent issuance of Parent interests	—	33,333	4,018	—	37,351
Contingent consideration (earnout)	—	11,529	2,400	—	13,929
Holdback	200	3,294	870	—	4,364
Promissory notes due to seller	3,150	—	—	—	3,150
Purchase price (receivable) payable	(88)	4,009	(167)	—	3,754

Total consideration transferred	$13,038	$144,553	$30,871	$—	$188,462

Parent issued 22,053 and 2,557 Series C Common Interests in the Company’s purchase of A.O. Reed and OCI, respectively. The fair value of Parent interests was estimated utilizing the OPM. Contingent consideration is

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

valued using a Monte Carlo Analysis. For the A.O. Reed and OCI acquisitions, the contingent consideration relates to sellers who became employees of the Company and therefore are related parties. Holdback amounts reflect consideration transferred to be paid in cash after the acquisition date assuming conditions for release of the holdback are met. As of December 31, 2023, there is $4.4 million in holdback included in Accrued and other current liabilities on the Consolidated Balance Sheet related to 2023 acquisitions.

A summary of the purchased assets and liabilities for the 2023 acquisitions acquired at their fair value was as follows (in thousands):

	San Jose Boiler	A.O. Reed	OCI	Other 2023 Acquisition	Total
Cash	$1,125	$5,200	$80	$—	$6,405
Accounts receivable	2,808	41,796	4,609	—	49,213
Contract assets	—	10,271	—	—	10,271
Prepaid expenses and other current assets	3,470	1,479	130	7	5,086
Property and equipment	1,421	9,902	193	—	11,516
Operating lease right-of-use assets	1,464	9,915	1,508	—	12,887
Goodwill	3,424	43,619	12,698	—	59,741
Intangible assets	3,070	80,500	15,100	350	99,020
Other assets	—	2,740	5	—	2,745

	16,782	205,422	34,323	357	256,884

Accounts payable	(305)	(23,697)	(138)	—	(24,140)
Accrued compensation and benefits	(249)	(4,026)	(1,772)	—	(6,047)
Accrued and other current liabilities	(346)	(1,387)	(34)	—	(1,767)
Contract liabilities	(40)	(22,194)	—	—	(22,234)
Current portion of operating lease liabilities	(246)	(680)	(335)	—	(1,261)
Current portion of long-term debt	(79)	—	—	—	(79)
Operating lease liabilities, net of current portion	(1,218)	(8,885)	(1,173)	—	(11,276)
Long-term debt, net of current portion	(153)	—	—	—	(153)
Deferred tax liabilities, net	(1,108)	—	—	(89)	(1,197)

	(3,744)	(60,869)	(3,452)	(89)	(68,154)

Net acquired assets	$13,038	$144,553	$30,871	$268	$188,730

Finite-lived intangible assets that are being amortized using the straight-line method over their estimated lives at the applicable acquisition dates in 2023 consist of the following (in thousands, except weighted-average useful lives):

	San Jose Boiler	A.O. Reed	OCI	Other 2023 Acquisition	Total	Weighted- average Useful Life (in years)
Customer relationships	$1,630	$61,900	$12,100	$325	$75,955	9.6
Trade names	1,440	12,600	—	—	14,040	9.2
Contract backlog	—	6,000	3,000	25	9,025	1.8

	$3,070	$80,500	$15,100	$350	$99,020

During the year ended December 31, 2024, the purchase accounting was completed for all 2023 acquisitions without any material measurement period adjustments.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Goodwill arising from acquisitions is derived largely from expected synergies and growth as well as the acquired assembled workforces. Goodwill is deductible for tax purposes for the A.O. Reed and OCI acquisitions. Goodwill is not deductible for tax purposes for the San Jose Boiler acquisition.

Total Acquisition-related costs of $3.8 million were incurred during the year ended December 31, 2023, including $2.0 million for A.O. Reed, $1.0 million for OCI and $0.5 million for San Jose Boiler. These costs are included within Acquisition-related costs in the Consolidated Statements of Operations for the year ended December 31, 2023.

2022 Acquisitions:

On July 1, 2022, the Company acquired all the outstanding equity of Black Bear Energy, Inc. (“Black Bear”). Black Bear is an energy and sustainability consulting firm based in Colorado. The acquisition expands the Company’s technical capabilities, especially in clean energy procurement and implementation strategies, and geographic footprint. The seller is entitled to earnouts for attainment of targeted EBITDA, as defined in the purchase agreement, for the years ending December 31, 2022 and 2023 up to $5.0 million and $45.0 million, respectively. If the 2022 earnout target was not met, then the 2023 earnout maximum increased by $5.0 million to $50.0 million. At the option of the Company, fifty percent of the 2023 earnout may be paid in Parent interests. The acquisition-date fair value of the contingent consideration was $18.5 million, consisting of $2.3 million and $16.2 million for earnout years ended December 31, 2022 and 2023, respectively. The Black Bear operations and associated goodwill are included in the Engineering & Consulting segment.

On November 1, 2022, the Company acquired all of the outstanding equity of Shadpour Consulting Engineers, LP (“SC Engineers”). SC Engineers is a consulting engineering firm based in California. The acquisition expands the Company’s geographic footprint and technical capabilities to priority end markets. A 6-year promissory note payable was issued with a face amount of $10.0 million which accrues interest at 5.5%. Interest is added to the principal amount of the note on an annual basis. The full principal and interest are due at the end of the 6-year term or upon a change in control event as defined in the note agreement. The acquisition-date fair value of the promissory notes was $8.3 million. The SC Engineers operations and associated goodwill are included in the Engineering & Consulting segment.

On November 1, 2022, the Company acquired all of the outstanding equity of Lord Green Real Estate Strategies, LLC (“Lord Green”). Lord Green is a sustainability advisory firm based in Texas. The acquisition expands the Company’s service offerings with a focus on providing sustainability, Global Real Estate Sustainability Benchmark reporting and Green Building Certifications for institutional asset managers. Promissory notes were issued to the sellers with a face amount of $9.0 million, which accrues interest at 5.5%. Interest is added to the principal amount of the note on a quarterly basis. The full principal and interest are due at the earlier of the end of the 5-year term or upon a sale event as defined in the note agreement. The acquisition-date fair value of the promissory notes was $7.8 million. The Lord Green operations and associated goodwill are included in the Engineering & Consulting segment.

During the year ended December 31, 2022, the Company acquired five other businesses, collectively referred to as “Other 2022 Acquisitions”. Three businesses are part of the Engineering & Consulting segment. These businesses include an energy budget consultant, project development and energy commodity firm based in Pennsylvania, a consulting engineering services firm based in California and a consulting engineering services firm based in Colorado. The other two acquired business are part of the Installation & Maintenance segment. One business is a full spectrum boiler sales, installation, maintenance and repair service provider based in New Mexico and a process piping contractor based in California.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Total consideration transferred of $194.5 million for the 2022 acquisitions consists of the following (in thousands):

	Black Bear	SC Engineers	Lord Green	Other 2022 Acquisitions	Total
Cash	$41,482	$28,645	$49,303	$15,210	$134,640
Parent issuance of Parent interests	10,000	10,000	—	3,750	23,750
Contingent consideration (earnout)	18,500	—	—	775	19,275
Holdback	—	—	500	1,175	1,675
Promissory notes due to seller	—	8,250	7,750	—	16,000
Purchase price receivable	—	(53)	(211)	(616)	(880)

Total consideration transferred	$69,982	$46,842	$57,342	$20,294	$194,460

Parent issued Series C Common Interests in the Company’s purchase of Black Bear, SC Engineers and Other 2022 Acquisitions for 7,455, 7,353 and 2,757 interests, respectively. Contingent consideration is valued using a Monte Carlo Analysis. For the acquisition of Black Bear, a portion of the contingent consideration was owed to sellers who became members of management of the Company and therefore are related parties. Holdback amounts reflect consideration transferred to be paid in cash after the acquisition date assuming conditions for release of the holdback are met. Promissory notes are valued using a discounted cash flow method.

Goodwill is deductible for tax purposes for the SC Engineers, Lord Green and Other 2022 Acquisitions. Goodwill is not deductible for tax purposes for the Black Bear acquisition.

Acquisition-related costs of $5.6 million were incurred for the year ended December 31, 2022, including $1.6 million for SC Engineers, $1.3 million for Black Bear and $0.8 million for Lord Green. These costs are included within Acquisition-related costs in the Consolidated Statements of Operations for the year ended December 31, 2022.

During the year ended December 31, 2022, the Company recognized a bargain purchase gain of $0.7 million, included in Other (income) expense, net on the Consolidated Statements of Operations, related to Other 2022 Acquisitions, which was derived primarily from negotiating directly with sellers without a competitive bidding process.

Supplemental Pro Forma Information (Unaudited)

The following unaudited supplemental pro forma results of operations for Legence are presented as if 2024 acquisitions had been consummated on January 1, 2023, 2023 acquisitions had been consummated on January 1, 2022 and 2022 acquisitions had been consummated on January 1, 2021. These unaudited supplemental pro forma results are provided for illustrative purposes only and may not be indicative of the actual results that would have been achieved by the combined companies or the future results of the combined companies (in thousands).

	Year Ended December 31,
	2024	2023	2022
Revenue	$2,151,196	$1,985,764	$1,518,571
Net loss attributable to Legence	$(18,156)	$(69,498)	$(84,344)

These pro forma combined historical results were adjusted for: an increase in interest expense for debt incurred by the Company to finance the transactions, increased depreciation and amortization expense due to the fair value of fixed assets and intangible assets, adjustments for operating lease right-of-use asset lease expense, and the reclassification of transaction expenses to the beginning of the respective pro forma period for each acquisition. The pro forma combined historical results do not eliminate the impact of Acquisition-related costs nor any cost savings or other synergies that may result from the acquisitions.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Results of Operations

For the year ended December 31, 2024, Revenue of $105.9 million and Net loss attributable to Legence of $(2.8) million are included in the Consolidated Statements of Operations for the businesses acquired in 2024.

For the year ended December 31, 2023, Revenue of $101.4 million and Net income attributable to Legence of $4.4 million are included in the Consolidated Statements of Operations for the businesses acquired in 2023.

For the year ended December 31, 2022, Revenue of $4.0 million and Net loss attributable to Legence of $(3.3) million are included in the Consolidated Statements of Operations for the businesses acquired in 2022.

Note 5—Goodwill and Intangible Assets

The following is a summary of changes in the carrying value of Goodwill by segment (in thousands):

	Engineering & Consulting	Installation & Maintenance	Total
Carrying value of Goodwill
Balance, December 31, 2022	$321,552	$301,095	$622,647
Acquisitions	12,698	47,043	59,741
Measurement period adjustments	(1,249)	(54)	(1,303)
Impairment	(5,051)	—	(5,051)

Balance, December 31, 2023	327,950	348,084	676,034
Acquisitions	124,784	—	124,784
Measurement period adjustments	(1,853)	33	(1,820)
Impairment	(17,804)	—	(17,804)

Balance, December 31, 2024	$433,077	$348,117	$781,194

Accumulated goodwill impairment
Balance, December 31, 2022	$—	$47,407	$47,407

Balance, December 31, 2023	$5,051	$47,407	$52,458

Balance, December 31, 2024	$22,855	$47,407	$70,262

During the annual impairment testing conducted on October 1, 2024, 2023 and 2022, the Company bypassed the qualitative assessment and proceeded directly to the quantitative assessment. During the year ended December 31, 2024, it was determined the carrying amount of Goodwill for one reporting unit in the Engineering & Consulting segment exceeded fair value, resulting in Goodwill impairment of $17.8 million. The impairment was primarily driven by a decline in projected cash flows due to lower revenue projections. Lower revenue projections primarily reflected the impact of delayed contract awards and the uncertainty that revenue will be realized for these contracts which are point-in-time revenue recognition contracts.

During the year ended December 31, 2023, it was determined the carrying amount of Goodwill for a different reporting unit in the Engineering & Consulting segment exceeded fair value, resulting in Goodwill impairment of $5.1 million. The impairment was primarily driven by a decline in projected cash flows due to lower revenue projections and investments in support functions.

During the year ended December 31, 2022, it was determined the carrying amount of Goodwill for two reporting units in the Installation & Maintenance segment exceeded fair value, resulting in Goodwill impairment of $23.4 million. The impairment was primarily driven by a decline in projected cash flows due to lower revenue projections, investments in support functions, and an increased cost of capital due to rising interest rates.

Impairment charges are presented in Goodwill impairment on the Consolidated Statements of Operations.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The Company’s identifiable intangible assets consist of the following (in thousands, except weighted-average remaining lives):

	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- average Remaining Life (in years)
Customer relationships	$652,315	$(153,262)	$499,053	9.3
Trade names	178,970	(61,137)	117,833	6.4
Contract backlog	18,745	(11,381)	7,364	0.6

	$850,030	$(225,780)	$624,250

	December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- average Remaining Life (in years)
Customer relationships	$579,865	$(100,393)	$479,472	10.2
Trade names	174,070	(43,071)	130,999	7.3
Contract backlog	24,065	(16,389)	7,676	0.6

	$778,000	$(159,853)	$618,147

The value of acquired identifiable intangibles at the applicable acquisition dates in 2024 and 2023 are $87.1 million and $99.0 million, respectively. See “Note 4—Acquisitions” for further information.

Future amortization of intangible assets as of December 31, 2024 was as follows (in thousands):

Year ending December 31:
2025	$81,040
2026	73,634
2027	73,402
2028	73,402
2029	73,376
Thereafter	249,396

$624,250

Note 6—Variable Interest Entities and Equity Method Investments

The Company holds interests in a number of joint ventures and other entities, some of which are VIEs. The Company consolidates a VIE when it is the primary beneficiary. For unconsolidated joint ventures, the Company accounts for its investment using the equity method. The Company’s policy is described in “Note 2—Summary of Significant Accounting Policies”.

Consolidated Variable Interest Entities

In connection with the AMA acquisition in 2024, the Company has various contractual relationships with two professional corporations (“PCs”) that provide engineering and design services in New York and California. The Company does not own any equity interest in the PCs but provides most of the administrative functions, personnel and other resources required for the PCs to fulfill contracts with their customers. The Company receives fees from the PCs for these services. The Company is the primary beneficiary of the PCs. As such, the Company consolidates the PCs within the Consolidated Financial Statements.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The table below shows the carrying amounts and classification of the PCs’ assets and liabilities included in the Company’s Consolidated Balance Sheet, excluding intercompany balances (in thousands):

December 31, 2024
Cash	$11,391
Accounts receivable, net	25,744
Contract assets, net	2,475

Total current assets	39,610
Other assets	467

Total assets	$40,077

Accrued and other current liabilities	$1,448
Contract liabilities	4,471

Total liabilities	$5,919

The assets of the PCs can only be used to settle their own obligations. The Company and the PCs have a promissory note agreement that allows each PC to borrow up to $1.0 million from the Company; however, no amounts have been borrowed. The Company’s Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows, net of intercompany eliminations, are impacted by the performance of the PCs. The Company’s Consolidated Financial Statements show noncontrolling interests, which represent the equity owned by the PCs’ owner.

Equity Method Investments

The Company has investments in, and transactions with, a number of unconsolidated joint ventures. The investments and earnings are immaterial. In addition, the Company recognized $5.7 million of related-party revenue from subcontracts with these joint ventures during the year ended December 31, 2024.

Note 7—Property and Equipment, net

Property and equipment are summarized by major classifications as follows (in thousands):

	December 31,
	2024	2023
Property and equipment classification
Autos and trucks	$38,622	$34,359
Computer equipment and software	37,450	31,567
Leasehold improvements	22,489	15,090
Equipment and tools	27,530	21,561
Office furniture and other	5,164	2,998
Finance lease assets (1)	12,242	8,452
Work-in-progress	560	938

Property and equipment, gross	144,057	114,965
Less: Accumulated depreciation	(70,676)	(43,221)

Property and equipment, net	$73,381	$71,744

(1)	See “Note 8—Leases” for further information.

The depreciation expense on property and equipment amounted to $29.9 million, $22.7 million and $16.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. A portion of depreciation

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

expense is included in Cost of revenue on the Consolidated Statements of Operations, which totaled $13.7 million, $12.6 million and $10.5 million for the same respective years. The remaining amount for each respective year is included in Depreciation and amortization on the Consolidated Statements of Operations.

Note 8—Leases

The Company leases real estate, vehicles, and equipment under various arrangements. Certain real estate operating leases are under non-cancelable agreements with entities owned by members of its management team and/or Parent interests holders.

The Company’s operating leases primarily consist of real estate and equipment leases while finance leases primarily consist of vehicle leases. Many of the real estate operating leases contain options to renew or terminate the lease, generally at the Company’s discretion. Lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The Company does not have any leases that have not yet commenced that create significant rights and obligations for the lessee.

The Company has short-term leases ranging in terms of 12 months or less. The majority of the Company’s short-term leases relate to facilities and equipment used on construction projects. Construction equipment leases are generally entered into at agreed upon hourly, daily, weekly, or monthly rental rates for an unspecified duration and typically have a termination for convenience provision. Such leases are considered short-term in nature unless it is reasonably certain that they will be leased for a period greater than 12 months. The below tables present information for lease positions, lease expense, cash flow and other information, and maturity of lease liabilities.

Lease position: Supplemental balance sheet information related to operating and finance leases was as follows (in thousands):

		December 31,
	Balance Sheet Classification	2024	2023
Finance leases
Assets
Finance lease assets	Property and equipment, net	$7,444	$5,169
Liabilities
Current finance lease liabilities	Current portion of long- term debt	$2,548	$1,717
Long-term finance lease liabilities	Long-term debt, net of current portion	4,668	3,221

Total finance lease liabilities		$7,216	$4,938

Weighted-average remaining lease term in years:
Operating leases—related parties		6.3	7.4
Operating leases		6.5	6.5
Finance leases		3.1	3.1
Weighted-average discount rate:
Operating leases—related parties		7.8%	7.6%
Operating leases		7.5%	6.6%
Finance leases		8.1%	8.2%

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Lease expense: The components of lease expense recognized in the Consolidated Statements of Operations are as follows (in thousands):

		Year Ended December 31,
	Consolidated Statements of Operations Classification	2024	2023	2022
Finance lease expense:
Amortization expense	Depreciation and amortization	$2,460	$2,397	$1,019
Interest expense	Interest expense, net of capitalized interest	474	381	208
Operating lease expense—related parties	Cost of revenue	882	510	254
Operating lease expense—related parties	Selling, general and administrative	4,024	2,408	2,274
Operating lease expense	Cost of revenue	2,921	2,511	2,206
Operating lease expense	Selling, general and administrative	11,533	7,456	5,720
Short-term lease expense	Cost of revenue	19,096	13,867	9,832
Short-term lease expense	Selling, general and administrative	1,153	1,508	807
Variable lease expense	Selling, general and administrative	1,642	2,338	1,939

Total lease expense		$44,185	$33,376	$24,259

Cash flow and other information: Supplemental cash flow and other information related to operating and finance leases was as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases—related parties	$4,763	$2,866	$2,172
Operating cash flows from operating leases	$11,986	$9,601	$6,949
Operating cash flows from finance leases	$468	$380	$208
Financing cash flows from finance leases	$2,460	$1,937	$1,221
Supplemental noncash information:
Right-of-use assets obtained in exchange for new operating lease liabilities—related parties (1)	$3,429	$13,317	$3,244
Right-of-use assets obtained in exchange for new operating lease liabilities (1)	$31,452	$795	$6,742
Right-of-use assets obtained in exchange for new finance lease liabilities	$4,732	$2,752	$3,088
Right-of-use asset modifications for operating leases	$2,844	$3,846	$1,282

(1)	Includes right-of-use assets acquired. See “Note 4—Acquisitions”.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Maturities of lease liabilities: The following table presents maturities of lease liabilities and reconciles future lease payments on an undiscounted cash flow basis to the lease liabilities in the Consolidated Balance Sheet as of December 31, 2024 (in thousands):

	Operating Leases	Finance Leases
Year ending December 31,
2025	$20,874	$3,015
2026	20,769	2,472
2027	19,688	1,687
2028	17,221	794
2029	15,058	137
Thereafter	28,070	27

Total minimum lease payments	121,680	8,132
Less: Amount of lease payments representing interest	(26,609)	(916)

Lease liabilities	$95,071	$7,216

Note 9—Debt

Debt obligations consist of the following (in thousands):

	December 31,
	2024	2023
Term loan	$1,590,350	$1,039,032
Notes payable	27,083	26,705
Finance lease liabilities	7,216	4,938

Total debt	1,624,649	1,070,675
Less: Current portion	(22,984)	(15,608)
Less: Unamortized debt issuance costs and discounts	(15,819)	(19,727)

Long-term debt, net of current portion	$1,585,846	$1,035,340

Future payments on debt as of December 31, 2024 are presented in the table below (in thousands):

Year ending December 31,
2025	$20,436
2026	18,350
2027	1,567,515
2028	11,132
2029	—

Total	1,617,433
Finance lease liabilities (see maturity analysis in “Note 8—Leases”)	7,216

Total debt	$1,624,649

Term loan

On December 16, 2020, the Company entered into a term loan agreement with Jefferies Finance LLC as the administrative agent for a group of lenders. The term loan matures on December 16, 2027, and is secured by substantially all assets of the Company, subject to customary exclusions. A portion of the term loan is held by entities associated with the Company and BX Refficiency Aggregator LP (“Sponsor”). They are subject to the same terms described below, including interest payments, principal payments and maturity.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Throughout 2022, the Company drew the full amount of a $146.7 million DDTL commitment under its term loan agreement. The proceeds were used or designated to fund acquisition-related payments, and quarterly principal payments increased by 0.25% of the amount drawn. The Company paid debt issuance costs of $1.5 million related to issuing term loans on the DDTL commitment and $2.5 million related to amending the DDTL commitment.

On February 27, 2023, the Company amended the term loan agreement to transition its benchmark interest from London Interbank Offered Rate (“LIBOR”) to Secured Overnight Financing Rate (“SOFR”) for an additional credit spread adjustment of 0.10%.

On July 31, 2023, the Company secured a $155.0 million incremental term loan, and the proceeds were used to fund acquisition-related payments. The Company paid debt issuance costs of $3.5 million related to this incremental term loan.

On January 19, 2024, the Company secured a $125.0 million incremental term loan, and the proceeds were used to fund acquisition-related payments. The Company paid debt issuance costs of $0.9 million related to this incremental term loan.

On June 18, 2024, the Company secured a $125.0 million incremental term loan, and the proceeds were used to fund acquisition-related payments. The Company paid debt issuance costs of $0.2 million related to this incremental term loan.

On November 21, 2024, the Company secured a $315.0 million incremental term loan, and the proceeds were used for general corporate purposes, including to fund a shareholder distribution, as discussed in “Note 12 —Member’s Equity,” and to fund acquisition-related payments. The Company paid debt issuance costs of $0.4 million related to this incremental term loan.

Advances under the term loan agreement may be elected to be treated as either SOFR rate loans or base rate loans. SOFR rate loans bear interest at SOFR plus 3.25% to 3.75% based on the Company’s Consolidated First Lien Net Leverage Ratio (the “Net Leverage Ratio”), (generally defined as the ratio of indebtedness net of cash to consolidated pro forma adjusted EBITDA for the preceding four fiscal quarters), with a SOFR floor of 0.75%, plus the 0.10% credit spread adjustment. Interest on SOFR rate loans is payable based on the selected interest period if less than three months or quarterly if the selected interest period is three months or longer. Base rate loans bear interest at 2.25% to 2.75% plus the base rate, which is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) the SOFR rate for one month plus 1.00% plus the 0.10% credit spread adjustment. Interest on base rate loans is payable quarterly. The interest rates are 7.96%, 8.96% and 8.13% as of December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, principal payments on the term loans of $4.1 million are payable quarterly, with any remaining principal balance due on December 16, 2027. The Company may also be required to make additional principal payments based on its excess cash flow, as defined in the agreement.

The term loan contains customary representations and warranties and customary events of default, as well as certain affirmative and negative covenants. The Company is in compliance with the financial covenants as of December 31, 2024.

Subsequent to the year ended December 31, 2024, the term loan agreement was amended on February 6, 2025 to reduce the interest rate and extend the maturity date from December 16, 2027 to December 16, 2028.

Revolving line of credit

The Company has a revolving line of credit agreement with Jefferies Finance LLC as the administrative agent for a group of lenders, up to $90.0 million. On November 21, 2024, the maturity date of the revolving line

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

of credit agreement was extended from December 16, 2025 to December 16, 2026. Borrowings under the revolving line of credit agreement are secured by substantially all the assets of the Company.

On February 27, 2023, the Company amended the revolving line of credit agreement to transition its benchmark interest from LIBOR to SOFR.

Advances, including standby letters of credit, under the revolving line of credit agreement may be elected to be treated as either SOFR rate loans or base rate loans. SOFR rate loans bear interest at SOFR plus 3.50% to 4.00% based on the Company’s Net Leverage Ratio, with a SOFR floor of 0%, and base rate loans bear interest at 2.50% to 3.00% plus the base rate, which is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) the SOFR rate for one month plus 1.00%. Interest on base rate loans is payable quarterly. Interest on SOFR rate loans is payable based on the selected interest period if less than three months or quarterly if the selected interest period is three months or longer. In addition, a revolver commitment fee is payable quarterly for the unused portion of the revolving line of credit at a rate of 0.38% to 0.50% based on the Company’s Net Leverage Ratio. As of December 31, 2024, the rate for the unused portion of the revolving line of credit is 0.38%. The revolving line of credit may be used to issue standby letters of credit, which reduce the available borrowings. As of December 31, 2024, there are $5.2 million letters of credit outstanding under the revolving line of credit, with an interest rate of 3.88%.

As of December 31, 2024, $84.8 million was available to be borrowed under the revolving line of credit. There were no borrowings under the revolving line of credit as of December 31, 2024 or 2023.

The Company’s revolving line of credit agreement, in addition to customary affirmative covenants, contains a financial covenant that requires the Consolidated First Lien Net Leverage Ratio to be less than 8.50 to 1.00. The Net Leverage Ratio is only tested if as of the last day of a Test Period (generally quarterly) the amount of loans and/or letters of credit outstanding under the revolving line of credit is greater than 35% of the facility size. Since August 5, 2021, the facility size has been $90.0 million and the Net Leverage Ratio has not been required to be tested, therefore, the Company is in compliance with the financial covenant as of December 31, 2024.

Notes payable

As part of the consideration transferred to acquire certain companies described in “Note 4—Acquisitions”, the Company issued notes payable to former owners of acquired companies. The former owners are considered related parties when they are employees or Parent interests holders. The Company can prepay these notes without penalty.

The Company issued a promissory note payable in connection with the 2022 acquisition of Lord Green. As of December 31, 2024 and 2023, the outstanding balance is $10.0 million and $9.5 million, respectively, and the carrying value is $9.3 million and $8.5 million, respectively, recorded in Long-term debt, net of current portion on the Consolidated Balance Sheets. The stated interest rate is 5.5%. All principal and interest are due at the earlier of the end of the 5-year term in 2027 or upon a sale event as defined in the note agreement.

The Company issued promissory notes payable in connection with the 2023 acquisition of San Jose Boiler and the 2022 acquisition of SC Engineers, and the holders of the promissory notes were related parties as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, the outstanding balance is $14.6 million and $13.8 million, respectively, and the carrying value is $13.4 million and $12.3 million, respectively. As of December 31, 2024 and 2023, $11.8 million and $12.3 million, respectively, are recorded in Long-term debt, net of current portion on the Consolidated Balance Sheets. As of December 31, 2024, $1.6 million is recorded in Current portion of long-term debt on the Consolidated Balance Sheets. No amount was included in Current portion of long-term debt as of December 31, 2023. The promissory notes have a range of stated interest rates from 5.5 – 6% and maturities ranging from 2025 to 2028, at which time all principal and interest are due. The promissory note related to SC Engineers requires the Company to repay all principal and interest earlier if the Company undergoes a change of control as defined in the note agreement.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The Company also financed certain insurance-related payments. As of December 31, 2024 and 2023, the outstanding balance is $2.1 million with an interest rate of 8.5% and $2.2 million with an interest rate of 8.4%, respectively. The outstanding balance is included in Current portion of long-term debt.

Finance leases

See “Note 8—Leases” for information on finance leases.

Note 10—Fair Value Measurements

The Company recognizes certain financial assets and liabilities at fair value on a recurring basis following the fair value hierarchy detailed in “Note 2—Summary of Significant Accounting Policies”.

The following table presents the input level used to determine the fair value of the financial instruments measured at fair value on a recurring basis (in thousands):

	December 31, 2024
	Level 1	Level 2	Level 3
Assets:
Cash equivalents—money market	$49,217	$—	$—
Interest rate swap instruments	$—	$9,248	$—
Liabilities:
Interest rate swap instruments	$—	$137	$—

	December 31, 2023
	Level 1	Level 2	Level 3
Assets:
Cash equivalents—money market	$63,559	$—	$—
Interest rate swap instruments	$—	$23,348	$—
Liabilities:
Interest rate swap instruments	$—	$1,182	$—
Contingent consideration liabilities, current	$—	$—	$65,700

The carrying value of Cash approximates fair value due to its short-term nature.

Interest Rate Swap Instruments: Additional information regarding the accounting policies and relevant derivative instrument disclosure information for the Company’s interest rate swaps can be found in “Note 2—Summary of Significant Accounting Policies” and “Note 11—Derivatives.”

For determining the fair value of the interest rate swap contracts, the Company uses significant observable market data or assumptions (Level 2 inputs) that market participants would use in pricing similar assets or liabilities, including assumptions about counterparty risk. The fair value estimates reflect an income approach based on the terms of the interest rate swap contracts and inputs corroborated by observable market data, including interest rate curves.

Contingent Consideration Liabilities: Contingent consideration liabilities are related to business acquisitions with earnout provisions included in the respective purchase agreement, as further described in “Note 4 —Acquisitions,” pursuant to which a payment may be made at a specified future date based on the performance of the acquired business subsequent to the acquisition.

The Company’s contingent consideration liabilities are measured at fair value using Level 3 unobservable inputs. The Level 3 inputs include internally developed assumptions of the probabilities of achieving the

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

specified earnout target. A probability weighted discounted cash flow method is used to convert the projected earnings to a present fair value, including inputs such as projected earnings from the acquired business, the likelihood of such outcomes, and specific contractual terms governing the individual earnout.

During the years ended December 31, 2024 and 2023, there were no significant changes in the valuation techniques or inputs related to the Company’s contingent consideration liabilities. As of December 31, 2023, all the earnout periods were complete and the calculation of the earnout obligation was final. The remaining amount to be paid for contingent consideration liabilities as of December 31, 2023 was $65.7 million, which is included in Accrued and other current liabilities on the Consolidated Balance Sheets.

Changes in the fair value of contingent consideration liabilities are recorded to Changes in the fair value of contingent consideration liabilities on the Company’s Consolidated Statements of Operations.

The following is a Level 3 summary of changes in contingent consideration liabilities (in thousands):

	2024	2023
Balance, beginning of period	$65,700	$41,425
Initial fair value for current year acquisitions	—	13,929
Change in fair value included in earnings	—	31,071
Payment of contingent consideration—cash	(65,700)	(11,400)
Payment of contingent consideration—Parent interests	—	(9,325)

Balance, end of period	$—	$65,700

During the year ended December 31, 2024, all contingent consideration liabilities were paid in cash, primarily relating to Black Bear, A.O. Reed, and OCI; $33.2 million of these payments were made to related parties.

The following amounts represent related party activity included in the table above as of December 31, 2023: $13.9 million in initial fair value for 2023 acquisitions, $13.4 million in Change in fair value included in earnings, $10.7 million in Payment of contingent consideration—cash, and $9.3 million in Payment of contingent consideration—Parent interests.

During the year ended December 31, 2023, the contingent consideration liability for the 2022 Black Bear acquisition increased $27.0 million due to the achievement of the targeted EBITDA, as defined in the purchase agreement. As of December 31, 2023, $50.0 million in contingent consideration liability for Black Bear was included within Accrued and other current liabilities on the Consolidated Balance Sheet.

Other contingent consideration recognized during the year ended December 31, 2023 included $12.0 million and $3.0 million related to the A.O. Reed and OCI acquisitions, respectively. These amounts were included in Accrued and other current liabilities on the Consolidated Balance Sheets as of December 31, 2023.

Cash payments made for the settlement of contingent consideration liabilities are included within the financing section on the Consolidated Statements of Cash Flows for amounts up to the acquisition-date fair value of the liability. Noncash payments, related to a 2021 acquisition, made for the settlement of a contingent consideration liability during the year ended December 31, 2023 include 6,800 Parent interests to a related party.

Financial Instruments Not Carried at Fair Value: As of December 31, 2024 and 2023, the estimated fair value of the term loan is approximately $1,597.8 million and $1,041.7 million, respectively. The fair value of the term loan as of December 31, 2024 and 2023 was derived by taking the mid-point of the trading prices from observable market inputs in the secondary bond market for the term loan (Level 2 measurement) and multiplying it by the outstanding face value of the term loan. The carrying value of the term loan as of December 31, 2024 and 2023 was $1,576.5 million and $1,021.8 million, respectively; see “Note 9—Debt.”

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The estimated fair value of the promissory notes in Notes payable included in Total debt as shown in “Note 9—Debt” as of December 31, 2024 and 2023 is approximately $19.4 million and $18.2 million, respectively. The fair value was calculated using a discounted cash flow methodology under the income approach, using interest rate curves, risk premiums, and adjustments for the size and subordination of the instrument (Level 3 measurement). The carrying value of promissory notes in Notes payable included in Total debt as of December 31, 2024 and 2023 was $22.7 million and $20.8 million, respectively.

The carrying value of the remaining Notes payable and Finance lease liabilities approximates fair value as of December 31, 2024 and 2023.

Note 11—Derivatives

Interest Rate Swaps: The Company has multiple interest rate swap agreements designated as cash flow hedges. The Company utilizes these interest rate swap agreements to reduce exposure to fluctuations in variable interest rates for future interest payments on its term loan. The total notional amount is $815.0 million and $675.0 million as of December 31, 2024 and 2023, respectively. During the first quarter of 2023, the Company amended the swap agreements to transition its benchmark interest from LIBOR to SOFR. Failure of the interest rate swap counterparties to make payments may result in the loss of any potential benefit to the Company under the interest rate swap agreements. The Company mitigates risk of non-performance by counterparties by dealing with highly rated counterparties. The Company does not use financial instruments for trading or speculative purposes. Additional information regarding the accounting policies and relevant fair value information for the Company’s interest rate swaps can be found in “Note 2—Summary of Significant Accounting Policies” and “Note 10—Fair Value Measurements.”

The fair value of derivative instruments is presented in the Consolidated Balance Sheets, as follows (in thousands):

		December 31,
	Balance sheet location	2024	2023
Derivatives designated as hedging instruments Interest rate swap asset (short-term)	Prepaid expenses and other current assets	$5,861	$22,052
Interest rate swap asset (long-term)	Other assets	$3,387	$1,296
Interest rate swap liability (long-term)	Other long-term liabilities	$137	$1,182

The following table presents the gross changes in AOCI from the Company’s cash flow hedges (in thousands). There was no tax impact for the years presented.

	2024	2023	2022
Accumulated gain in AOCI at the beginning of year	$22,166	$39,556	$5,051
Unrealized gain recognized in AOCI	14,789	7,512	39,398
(Gain) reclassified from AOCI to Interest expense, net of capitalized interest	(27,844)	(24,902)	(4,893)

Other comprehensive (loss) income	(13,055)	(17,390)	34,505

Accumulated gain in AOCI at the end of year	$9,111	$22,166	$39,556

For the years ended December 31, 2024, 2023 and 2022, there was no ineffectiveness recognized in earnings.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The following table provides additional details related to the interest rate swap agreements, as amended, that are in effect as of December 31, 2024 (notional in thousands):

Effective Date	Maturity Date	Notional Amount (1)	Fixed Interest Rate (2)
February 28, 2023	January 31, 2025	$350,000	0.8325%
February 28, 2023	January 31, 2025	$109,000	1.1740%
February 28, 2023	January 31, 2025	$109,000	1.1732%
February 28, 2023	December 31, 2026	$53,500 — $337,500	3.4396%
February 28, 2023	December 31, 2026	$53,500 — $337,500	3.3750%
January 31, 2024	December 31, 2026	$140,000	4.0433%

(1)	For interest rate swaps with ranges, the notional amount is $53,500 from January 31, 2023 to January 31, 2025 and $337,500 from February 1, 2025 to December 31, 2026.
(2)	Payments will be made to the Company if the one-month SOFR exceeds the fixed interest rates for the respective interest rate swaps.

The following table provides additional details related to the interest rate swap agreements, as amended, that are in effect as of December 31, 2023 (notional in thousands):

Effective Date	Maturity Date	Notional Amount (1)	Fixed Interest Rate (2)
February 28, 2023	January 31, 2025	$350,000	0.8325%
February 28, 2023	January 31, 2025	$109,000	1.1740%
February 28, 2023	January 31, 2025	$109,000	1.1732%
February 28, 2023	December 31, 2026	$53,500 — $337,500	3.4396%
February 28, 2023	December 31, 2026	$53,500 —$337,500	3.3750%

(1)	For interest rate swaps with ranges, the notional amount is $53,500 from January 31, 2023 to January 31, 2025 and $337,500 from February 1, 2025 to December 31, 2026.
(2)	Payments will be made to the Company if the one-month SOFR exceeds the fixed interest rates for the respective interest rate swaps.

The following table provides additional details related to the interest rate swap agreements in effect as of December 31, 2022 (notional in thousands):

Effective Date	Maturity Date	Notional Amount	Fixed Interest Rate (1)
January 19, 2021	January 31, 2025	$350,000	0.8825%
November 30, 2021	January 31, 2025	$109,000	1.2240%
November 30, 2021	January 31, 2025	$109,000	1.2250%

(1)	Payments will be made to the Company if the one-month LIBOR exceeds the fixed interest rates for the respective interest rate swaps.

Note 12—Member’s Equity

Member’s equity consists of transactions between the Company and Parent. Such transactions may consist of contributions to the Company from Parent and distributions from the Company to Parent. Additional information regarding the accounting for transactions between the Company and Parent can be found in “Note 2—Summary of Significant Accounting Policies.”

Parent Equity

Parent has different classes of equity interests: Series A Profits Interests, Series B Common Interests, Series C Common Interests (together with Series B Common Interests, “Common Interests”) and Restricted Series C Common Interests, each with specific terms and conditions.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Series B Common Interests are held by Sponsor. Series C Common Interests are held by certain members of the Company’s management and former owners of acquired companies who received Series C Common Interests as part of the consideration transferred.

Tax distributions of $1.4 million and $0.2 million were made during the years ended December 31, 2024 and 2022, respectively. During the year ended December 31, 2023, there were no tax distributions. During the years ended December 31, 2024, 2023 and 2022, the Company made capital distributions of $300.2 million, $1.5 million and $26 thousand, respectively, including $0.4 million for the return to holders of Restricted Series C Common Interests for the year ended December 31, 2024.

Please refer to “Note 13—Stock-Based Compensation” for additional information related to Series A Profits Interests and Restricted Series C Common Interests.

Note 13—Stock-Based Compensation

The Company accounts for Parent interests awards that are issued to the Company’s employees, and which are indexed and settled in Parent interests, as stock-based payment awards under ASC 718. Please refer to “Note 2—Summary of Significant Accounting Policies” for additional information regarding Stock-based compensation.

Series A Profits Interests

On December 16, 2020, Parent adopted the Series A Incentive Plan (the “Plan”). Under the terms of the Plan, employees of the Company may receive Series A Profits Interests of Parent. The Series A Profits Interests are comprised of Time Interests, Performance Interests, and Exit Interests.

The activity of the liability-classified Time Interests issued to employees of the Company was as follows:

	Time Interests	Weighted- average Grant Date Fair Value Per Interest
Outstanding as of December 31, 2022	36,567	$329
Granted	3,217	$534
Forfeited	(286)	$319

Outstanding as of December 31, 2023	39,498	$346
Granted	3,682	$580
Forfeited	(394)	$441
Reclassified to equity	(121)	$344

Outstanding as of December 31, 2024	42,665	$365

The fair value of Time Interests was estimated using the hybrid method as of December 31, 2024 and the OPM as of December 31, 2023 and 2022 with the following assumptions:

	December 31,
	2024	2023	2022
Expected dividend yield	—%	—%	—%
Risk-free interest rate	4.3%	3.8%	4.2%
Expected volatility	75%	55%	70%
Expected life (years)	2.7	5.0	3.0

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The hybrid method assumptions above for December 31, 2024 were based on the weighted average assumptions of potential future scenarios as follows:

	Net Settle at IPO (1)	Remain as Profits Interests post IPO (2)	Delayed Exit (3)
Expected dividend yield	—%	—%	—%
Risk-free interest rate	4.2%	4.3%	4.3%
Expected volatility	80%	70%	70%
Expected life (years)	0.5	3.5	5.0

(1)	The Company completes an IPO, and Series A Profits Interests are settled.
(2)	The Company completes an IPO, and Series A Profits Interests remain outstanding.
(3)	The Company does not undergo a Change of Control in the foreseeable future.

The compensation expense and corresponding income tax benefit for liability-classified Time Interests was as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
Selling, general and administrative	$3,786	$8,095	$4,283
Cost of revenue	1,026	1,923	902

Compensation expense	$4,812	$10,018	$5,185

Income tax benefit	$—	$403	$44

The stock-based compensation liability for Time Interests as of December 31, 2024 and 2023 is $19.9 million and $15.2 million, respectively, and is included in Other long-term liabilities on the Consolidated Balance Sheets. As of December 31, 2024, the unrecognized compensation expense related to Time Interests is approximately $10.3 million to be recognized over a remaining weighted-average term of 1.9 years.

The activity of the equity-classified Performance Interests and Exit Interests issued to employees of the Company was as follows:

	Performance and Exit Interests	Weighted- average Grant Date Fair Value Per Interest
Outstanding as of December 31, 2022	24,302	$286
Granted	2,145	$509
Forfeited	(198)	$283

Outstanding as of December 31, 2023	26,249	$304
Granted	2,454	$536
Forfeited	(260)	$406

Outstanding as of December 31, 2024	28,443	$323

The grant-date fair value was estimated using the hybrid method for the year ended December 31, 2024 and the OPM for the years ended December 31, 2023 and 2022 with the following weighted-average assumptions for the interests granted:

	Year Ended December 31,
	2024	2023	2022
Expected dividend yield	—%	—%	—%
Risk-free interest rate	4.4%	4.2%	4.0%
Expected volatility	61%	55%	70.0%
Expected life (years)	3.7	4.9	3.1

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Since certain liquidity events (including Change of Control) have not occurred since the adoption of the Plan, no compensation expense is recorded for equity-classified Performance Interests and Exit Interests for the years ended December 31, 2024, 2023 or 2022. As of December 31, 2024, the unrecognized compensation expense related to Performance Interests and Exit Interests is approximately $5.0 million and $4.2 million, respectively. As a liquidity event (including Change of Control) is not considered probable until it occurs, the Company does not estimate the time period for the compensation expense to be recognized.

Restricted Series C Common Interests

In connection with an acquisition in 2023, Parent issued as compensation for future services Restricted Series C Common Interests to certain of the acquiree’s former shareholders and employees who became Company employees in connection with the acquisition. These awards are liability-classified.

The activity of the Restricted Series C Common Interests issued to employees of the Company was as follows:

	Restricted Series C Common Interests	Weighted- average Grant Date Fair Value Per Interest
Outstanding as of December 31, 2022	—	$—
Granted	1,278	$1,571

Outstanding as of December 31, 2023	1,278	$1,571
Granted	—	$—

Outstanding as of December 31, 2024	1,278	$1,571

The fair value was estimated using the hybrid method as of December 31, 2024 and the OPM as of December 31, 2023 with the following assumptions:

	December 31,
	2024	2023
Expected dividend yield	—%	—%
Risk-free interest rate	4.3%	3.8%
Expected volatility	75%	55%
Expected life (years)	2.7	5.0

The hybrid method assumptions above for December 31, 2024 were based on the weighted average assumptions of potential future scenarios as follows:

	Net Settle at IPO (1)	Remain as Restricted Series C Common Interests post IPO (2)	Delayed Exit (3)
Expected dividend yield	—%	—%	—%
Risk-free interest rate	4.2%	4.3%	4.3%
Expected volatility	80%	70%	70%
Expected life (years)	0.5	3.5	5.0

(1)	The Company completes an IPO, and Restricted Series C Common Interests are settled.
(2)	The Company completes an IPO, and Restricted Series C Common Interests remain outstanding.
(3)	The Company does not undergo a Change of Control in the foreseeable future.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

The compensation expense for liability-classified Restricted Series C Common Interests was as follows (in thousands):

	Year Ended December 31,
	2024	2023
Selling, general and administrative	$273	$15
Cost of revenue	326	18

Compensation expense	$599	$33

The stock-based compensation liability for Restricted Series C Common Interests as of December 31, 2024 and 2023 is $0.5 million and $33 thousand, respectively, and is included in Other long-term liabilities on the Consolidated Balance Sheets. As of December 31, 2024, the unrecognized compensation expense related to Restricted Series C Common Interests is approximately $2.0 million to be recognized over a remaining weighted-average term of 3.9 years.

Note 14—Union-Sponsored Pension Plans and Other Employee Benefit Plans

Defined Pension Plans: Certain of the Company’s consolidated subsidiaries participate in various multiemployer defined benefit pension plans under the terms of collective bargaining agreements covering most of its union-represented employees. The risks of participation in these multiemployer plans are different than single-employer plans in the following aspects:

a.	Assets contributed to the plan by a company may be used to provide benefits to participants of other companies;

b.	If a participating company discontinues contributions to a plan, other participating employers may have to cover any unfunded liability that may exist; and
c.

If a company stops participating in some of its multiemployer pension plans, the company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The following table lists multiemployer pension plans providing pension benefits, including total contributions made for the years ended December 31, 2024, 2023 and 2022 (contributions in thousands). Among other factors, plans in the red zone are less than 65 percent funded, plans in the yellow zone are between 65 percent and 80 percent funded and plans in the green zone are at least 80 percent funded.

Pension Fund	Employee ID / Pension Plan Number	PPA Zone Status (1)			Contributions				Expiration dates of CBA
		2024 (2)	2023 (2)	FIP/RP Status (3)	2024	2023	2022	Surcharge Imposed
Sheet Metal Workers Pension Plan of Southern CA, AZ & NV	95-6052257 / 001	Green	Green	NA	$4,828	$2,567	$1,100	No	6/30/2026 to 6/30/2029
Arizona Pipe Trades Trust Fund	86-6025734 / 001	Green	Green	NA	10,674	5,667	2,602	No	6/30/2027
Electrical Workers Local 26 Pension Trust Fund	52-6117919 /001	Green	Green	NA	6,702	3,411	2,501	No	5/31/2027
U.A. Local No. 393 Pension Plan	94-6359772 /001	Green	Green	NA	8,903	9,443	10,034	No	6/30/2027
U.A. Local No. 467 Defined Benefit Plan	94-2353807 /001	Green	Green	NA	2,302	2,900	2,692	No	6/30/2027
Northern CA Pipe Trades Pension Plan	94-3190386 /001	Green	Green	NA	2,895	2,830	2,964	No	6/30/2027
Pipe Trades Services of MN Pension Plan	41-6131800 /001	Green	Green	NA	2,805	2,821	2,657	No	4/30/2025 to 4/30/2027

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Pension Fund	Employee ID / Pension Plan Number	PPA Zone Status (1)			Contributions				Expiration dates of CBA
		2024 (2)	2023 (2)	FIP/RP Status (3)	2024	2023	2022	Surcharge Imposed
Sheet Metal Workers Pension Plan of Northern CA	51-6115939 /001	Red	Red	Implemented	9,603	10,725	10,892	No	6/28/2026
Southern CA Pipe Trades Retirement Fund	51-6108443 /001	Green	Green	NA	4,855	2,203	154	No	8/31/2026
National Electrical Benefit Fund	53-0181657 /001	Green	Green	NA	2,523	2,173	1,648	No	5/23/2026 to 5/31/2027
Sheet Metal Workers National Pension Fund	52-6112463 /001	Green	Green	NA	4,570	3,691	2,671	No	6/28/2026 to 6/30/2029
United Association National Pension Fund	52-6152779 /001	Green	Green	NA	2,963	2,297	1,247	No	12/31/2025 to 8/31/2029
All Other Plans					3,616	4,066	2,977

					$67,239	$54,794	$44,139

(1)	Pension Protection Act of 2006 Status (“PPA”).
(2)	PPA Zone Status represents the most recent available information for the respective Pension Fund, which may be from 2023 or earlier for the 2024 year and from 2022 or earlier for the 2023 year.
(3)	Funding Improvement Plan (“FIP”) or Rehabilitation Plan (“RP”) implemented.

The Company’s contributions to the following plans were five percent or more of the total contributions for the periods indicated based on the Forms 5500 for these plans for the years ended December 31, 2023 and 2022. Forms 5500 were not yet available for the year ended December 31, 2024.

Pension Fund	Contributions to the plan exceeded more than 5% of total contributions (as of the plan’s year-end)
Sheet Metal Workers Pension Plan of Southern CA, AZ & NV	2022
Arizona Pipe Trades Trust Fund	2023 and 2022
Electrical Workers Local 26 Pension Trust Fund	2022
U.A. Local No. 393 Pension Plan	2023 and 2022
U.A. Local No. 467 Defined Benefit Plan	2023 and 2022
Northern CA Pipe Trades Pension Plan	2022
Sheet Metal Workers Pension Plan of Northern CA	2023 and 2022

There were no pension contributions for the year ended December 31, 2024 related to the businesses acquired during 2024. Pension contributions for the year ended December 31, 2023 include $4.6 million related to businesses acquired during 2023, primarily A.O. Reed. In the event of the termination of a multiemployer plan or a withdrawal from a multiemployer pension plan, the Company could incur material liabilities under applicable law.

Union Benefits: Additionally, the Company is required to make contributions to various unions for health, welfare, retirement and other benefits on behalf of employees covered by collective bargaining agreements. Contributions were $103.9 million, $110.9 million and $86.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. There were no union benefit contributions for the year ended December 31, 2024 related to businesses acquired during 2024. Union benefit contributions for the year ended December 31, 2023 include $7.4 million related to businesses acquired during 2023, primarily A.O. Reed.

Total pension and union benefit contributions correspond to the number of union employees employed, and the amount may vary depending on the number and location of ongoing projects at a given time and the need for union resources related to those projects.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Defined Contribution Plans: The Company also offers a 401(k) defined contribution plan covering all employees meeting specified eligibility requirements who are not subject to a collective bargaining agreement. While the plan also allows for profit sharing, the Company has not used that feature. Employees can defer certain components of compensation, up to statutory limits, and the Company matches up to 4% of employees’ compensation. The Company may make additional discretionary contributions. Contributions to the plans for non-union employees were $9.6 million, $7.3 million and $5.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 15—Income Taxes

Loss before income tax for the years ended December 31, 2024, 2023, and 2022 consisted entirely of loss from domestic operations of $23.1 million, $53.9 million and $74.7 million, respectively.

The income tax provision (benefit) consists of the following (in thousands):

	Year Ended December 31,
	2024	2023	2022
Current tax provision:
Federal	$11,842	$1,939	$1,220
State	6,383	3,479	2,343

Total current tax provision	18,225	5,418	3,563
Deferred tax (benefit) expense:
Federal	(5,608)	(7,299)	(319)
State	(8,096)	(6,037)	4,369

Total deferred tax (benefit) expense	(13,704)	(13,336)	4,050

Income tax expense (benefit)	$4,521	$(7,918)	$7,613

The income tax expense for the year ended December 31, 2024 resulted in a negative effective tax rate of 19.6% which is below the 21% statutory federal income tax rate. This is primarily due to the fact that approximately 123% of the Company’s loss before income tax is within pass-through entities not subject to income taxes at the Company level, unfavorable permanent adjustments including goodwill impairment, partially offset by a reduction in the Company’s deferred state tax rate.

The income tax benefit for the year ended December 31, 2023 resulted in an effective tax rate of 14.5%, which is below the 21% statutory federal income tax rate. This is primarily due to the fact that approximately 74% of the Company’s loss before income tax is within pass-through entities not subject to income taxes at the Company level, partially offset by favorable return-to-provision adjustments in the tax paying C corporations.

The income tax expense for the year ended December 31, 2022 resulted in a negative effective tax rate of 10.3%, which is below the 21% statutory federal income tax rate. This is primarily due to the fact that approximately 122% of the Company’s loss before income tax is within pass-through entities not subject to income taxes at the Company level and to taxable income in the tax paying C corporations.

A reconciliation of the statutory federal income tax rate of 21% to the Company’s effective tax rate is presented below:

	Year Ended December 31,
	2024	2023	2022
Income tax at the statutory federal income tax rate	21.0%	21.0%	21.0%
Pass-through income not subject to income tax	(48.7)%	(15.5)%	(25.6)%
State and local income taxes	(7.7)%	4.9%	(1.5)%
Non-corporate pass-through earnings	(6.2)%	(1.1)%	0.4%
Nondeductible transaction costs	—%	(3.7)%	0.2%

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
	2024	2023	2022
Nondeductible earnout expenses	—%	(17.3)%	—%
Section 179D deduction	4.1%	9.4%	2.0%
Intercompany interest transfer	6.8%	3.0%	—%
Stock compensation	(1.9)%	—%	—%
R&D credit	3.8%	1.6%	—%
Rate change	30.1%	(1.6)%	(7.5)%
Return to provision adjustments	(1.8)%	8.2%	0.7%
Goodwill impairment	(16.2)%	—%	—%
Deferred tax adjustments	(0.3)%	7.1%	—%
Other	(2.6)%	(1.5)%	—%

Effective tax rate	(19.6)%	14.5%	(10.3)%

Significant components of the Company’s net deferred tax liability as reflected in the Consolidated Balance Sheets are as follows (in thousands):

	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$1,417	$2,314
Research and development credit carryforwards	—	316
Amortization	12,917	11,430
Accrued expenses	951	737
Operating lease liabilities	5,667	6,368
Other	924	1,889

Total deferred tax assets	21,876	23,054
Less: Valuation allowance	(129)	—

Net deferred tax assets	21,747	23,054
Deferred tax liabilities:
Outside basis difference in partnerships	(20,875)	(26,485)
Intangible assets	(28,734)	(36,974)
Operating lease right-of-use-assets	(5,133)	(5,818)
Property and equipment depreciation	(1,967)	(2,423)
Other	—	(26)

Total deferred tax liabilities	(56,709)	(71,726)

Net deferred tax liabilities	$(34,962)	$(48,672)

The Company acquired additional tax attributes from prior acquisitions. As of December 31, 2024, the Company had $4.6 million of Federal net operating losses and $9.4 million of State net operating losses. The Federal net operating losses can be carried forward indefinitely. Many of the jurisdictions in which the Company has State net operating losses have an indefinite carryforward period; however, $0.1 million of State net operating losses could begin to expire as early as 2036 if not utilized.

Deferred income tax (benefit) expense results from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred tax assets are recognized if, in management’s judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. Based on this analysis, the Company has no valuation as of December 31, 2023 and recorded a valuation allowance against certain state deferred tax assets of its subsidiaries of $0.1 million as of December 31, 2024.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Pursuant to Section 382 of the Internal Revenue Code, utilization of Federal net operating loss carryforwards are subject to annual limitations due to the ownership changes of prior acquisitions. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Based on performing Section 382 studies for prior acquisitions, the Company does not expect any permanent expiration of net operating losses.

As of December 31, 2024, 2023 and 2022, the Company has gross unrecognized tax benefits of $10.4 million, $2.7 million and $2.7 million, respectively, all of which would affect the effective income tax rate if recognized in future periods. During the year ended December 31, 2024, the Company’s unrecognized tax benefits increased by $7.7 million due to consolidated VIEs that were acquired in the AMA acquisition. The Company anticipates that the unrecognized tax benefits could decrease by as much as approximately $2.5 million over the next 12 months.

The Company’s policy is to classify interest and penalties as income tax expense. As of December 31, 2024, the Company has interest and penalty accruals of $1.4 million and $2.9 million, respectively, related to unrecognized tax benefits, of which $1.2 million and $2.9 million, respectively, relate to consolidated VIEs that were acquired in the AMA acquisition. As of December 31, 2023, the Company had no interest or penalty accruals associated with uncertain tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows (in thousands):

	2024	2023	2022
Unrecognized tax benefits at the beginning of period	$2,677	$2,677	$2,677
Increases based on tax positions related to the current period	—	—	—
Increases based on tax positions related to prior periods	7,681	—	—
Decreases based on tax positions related to prior periods	—	—	—
Decreases related to cash settlements with taxing authorities	—	—	—

Unrecognized tax benefits at the end of period	$10,358	$2,677	$2,677

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company remains subject to income tax examinations for its U.S. federal income taxes for tax years ending December 31, 2021 through 2024. Starting in 2021, the Company has utilized historical pre-acquisition tax losses (2009 through 2021) related to a prior acquisition, which could be subject to review by the IRS upon examination. The open years subject to examination for state tax purposes vary by jurisdiction but generally the Company is no longer subject to examinations for tax years ending prior to December 31, 2020.

Note 16—Segment Information

Legence reports its results under two reportable segments: 1) Engineering & Consulting, and 2) Installation & Maintenance. Segments are presented according to the nature of the business activities, and reflect the Company’s consideration of financial information provided to the chief executive officer, who is the CODM. The CODM primarily uses gross profit to assess performance and allocate resources, including decisions such as the annual budget review and approval, allocation of resources to hire additional key personnel, entering new markets and development of new technologies, evaluating executive performance, and determining performance-related bonus plans in each segment.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Engineering & Consulting: The Engineering & Consulting segment designs HVAC and other MEP systems for buildings, develops strategies to reduce energy usage and make buildings more sustainable and provides program and project management services for customers’ installation and retrofit projects. Within this segment, there are two primary service offerings – Engineering & Design and Program & Project Management.

Installation & Maintenance: The Installation & Maintenance segment fabricates and installs HVAC systems, process piping and other MEP systems in new and existing industrial, commercial and institutional buildings and provides ongoing preventative and corrective maintenance services for those systems. Within this segment, there are two primary service offerings – Installation & Fabrication and Maintenance & Service.

All intercompany transactions are eliminated in the Company’s Consolidated Statements of Operations.

The following table presents relevant segment information (in thousands):

	Year Ended December 31,
	2024	2023	2022
Revenue:
Engineering & Consulting	$601,602	$426,246	$328,609
Installation & Maintenance	1,497,000	1,188,816	917,892

Revenue	$2,098,602	$1,615,062	$1,246,501

Cost of revenue:
Engineering & Consulting	$396,517	$278,354	$226,441
Installation & Maintenance	$1,271,318	$1,021,562	$786,354
Gross profit:
Engineering & Consulting	$205,085	$147,892	$102,168
Installation & Maintenance	225,682	167,254	131,538

Gross profit	$430,767	$315,146	$233,706

The following table presents the reconciliation from Gross profit to Loss before income tax (in thousands):

	Year Ended December 31,
	2024	2023	2022
Gross profit	$430,767	$315,146	$233,706
Selling, general and administrative	242,888	186,058	142,054
Depreciation and amortization	97,153	80,241	82,511
Acquisition-related costs	5,634	3,794	5,627
Changes in the fair value of contingent consideration liabilities	—	31,071	4,322
Goodwill impairment	17,804	5,051	23,440
Equity in earnings of joint venture	(3,063)	(1,329)	—
Interest expense, net of capitalized interest	91,609	68,196	50,836
Interest income	(5,464)	(4,249)	(236)
Credit agreement amendment fees	7,801	—	—
Other (income) expense, net	(473)	257	(187)

Loss before income tax	$(23,122)	$(53,944)	$(74,661)

Separate measures of Legence’s assets, including capital expenditures, are not produced or utilized by management to evaluate segment performance. All operations are located in the United States, the Company’s country of domicile.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Note 17—Related Party Transactions

The Company’s related party transactions include transactions with related parties and certain entities associated with the Company and Sponsor.

As discussed in “Note 6—Variable Interest Entities and Equity Method Investments”, the Company had related-party revenue from certain unconsolidated joint ventures of $5.7 million for the year ended December 31, 2024. Additionally, during the years ended December 31, 2023 and 2022, the Company had revenue of $3.0 million and $6.0 million, respectively, related to contracts with entities associated with the Company and Sponsor.

As discussed in “Note 4—Acquisitions” and “Note 10—Fair Value Measurements”, in connection with certain business acquisitions, a portion of the contingent consideration was transferred to certain sellers who became members of management of the Company.

As discussed in “Note 8—Leases”, the Company has various lease agreements with entities owned by members of its management team and/or Parent interests holders.

As discussed in “Note 9—Debt”, a portion of the Company’s term loan is held by entities associated with the Company and Sponsor. As discussed in “Note 9—Debt” and “Note 4—Acquisitions”, the Company issued certain related party promissory notes in connection with certain acquisitions.

Note 18—Commitments and Contingencies

Legal Proceedings

The Company is involved in various claims and legal proceedings incidental to its normal business activities. When a potential loss from a proceeding or claim is considered probable and the amount can be reasonably estimated or a range of loss can be determined, a loss contingency is recorded. The Company also provides disclosure when it is reasonably possible that a material loss will be incurred. Although the outcome of such claims and proceedings cannot be predicted with certainty, the Company vigorously defends its position in all such matters. During the year ended December 31, 2023, the Company reached a $3.1 million settlement agreement, inclusive of administrative, legal and other fees, for a class action suit related to certain employee matters. Upon court approval and other required administration activities, the settlement payment was made in March 2024. Liabilities of $3.1 million are included in Accrued compensation and benefits on the Consolidated Balance Sheet as of December 31, 2023. The Company is not aware of any known contingencies, claims or lawsuits that will have a material effect on its financial position, results of operations or cash flows other than those described herein.

Insurance

The Company carries various insurance policies to address identified risks of loss including general liability, worker’s compensation, automobile liability and professional liability risks. As of December 31, 2024 and 2023, a liability for known and expected but not yet reported claims of $2.6 million and $1.6 million, respectively, is reflected in Accrued and other current liabilities in the Consolidated Balance Sheets. The determination of such claims and expenses and the appropriateness of the related liability is continually reviewed and updated by management.

The Company is self-insured for its medical coverage. The Company is responsible for the first $0.3 million of claims for each participant enrolled in the medical coverage plan. Any claims exceeding $0.3 million are covered through a stop-loss insurance plan. A liability for expected but not yet reported claims in the amount of $1.3 million and $1.5 million is reflected in Accrued compensation and benefits in the Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Surety

As a requirement under certain contracts, various Legence subsidiaries procure performance and payment bonds through surety underwriters. As a condition for having surety companies write bonds on Legence subsidiary’s behalf, Legence enters into indemnification agreements with the surety companies. Total outstanding bonds were approximately $384.2 million and $269.3 million as of December 31, 2024 and 2023, respectively.

Customer Guarantees

As part of its normal course of business, the Company offers guaranteed energy savings to customers under certain contracts. As of December 31, 2024 and 2023, total guarantees were $308.2 million and $322.0 million, respectively. Historically, the Company has not incurred material losses in connection with these guarantees. Further, management is not aware of any changes in the ability of the Company to meet these guarantees and does not expect to incur significant losses related to these guarantees in the foreseeable future.

Letters of Credit

As discussed in “Note 9—Debt,” the standby letters of credit are secured through the revolving line of credit. As of both December 31, 2024 and 2023, the Company had $5.2 million in standby letters of credit primarily related to the deductibles of insurance policies.

Note 19—Other Financial Information

Cash and cash equivalents and restricted cash consists of the following (in thousands):

	December 31,
	2024	2023	2022
Cash and cash equivalents	$81,167	$88,920	$13,902
Restricted cash	—	—	46,532

Cash and cash equivalents and restricted cash	$81,167	$88,920	$60,434

Restricted cash as of December 31, 2022 represents debt proceeds designated for acquisition-related payments.

Accounts receivable, net consists of the following (in thousands):

	December 31,
	2024	2023
Contracts receivable, net	$441,109	$414,876
Accounts receivable—other	7,501	7,816

Accounts receivable, net	$448,610	$422,692

Prepaid expenses and other current assets consists of the following (in thousands):

	December 31,
	2024	2023
Interest rate swaps	$5,861	$22,052
Prepaid expenses	18,909	17,848
Inventories	10,247	10,004
Deferred contract costs	3,489	1,779

Prepaid expenses and other current assets	$38,506	$51,683

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Accrued and other current liabilities consist of the following (in thousands):

	December 31,
	2024	2023
Contingent consideration liabilities, current (including $0 and $33,199 as of December 31, 2024 and 2023, respectively, from related parties)	$—	$65,700
Other accrued liabilities	28,490	27,151

Accrued and other current liabilities	$28,490	$92,851

Consolidated Statements of Cash Flows Information

Additional cash flow information was as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
Cash paid for interest and taxes
Interest paid, net of interest rate swaps and interest capitalization (a)	$85,662	$61,794	$44,645
Income taxes paid, net of refunds	$17,496	$10,160	$641
Non-cash investing activities
Property and equipment additions included in Accounts payable and Accrued and other current liabilities	$429	$579	$439
Non-cash financing activities
Parent issuance of Parent interests for contingent consideration—related parties	$—	$9,325	$4,032
Deferred offering costs included in Accounts payable	$3,488	$—	$—

(a)

The Company classifies the cash flows resulting from its interest rate swaps in Cash provided by operating activities on the Consolidated Statements of Cash Flows consistent with the interest that is hedged. See “Note 11—Derivatives” for additional information on the Company’s interest rate swaps.

See “Note 4—Acquisitions” for disclosure of non-cash financing of acquisitions through issuance of Parent interests and promissory notes.

See “Note 8—Leases” for supplemental disclosures of non-cash lease related information.

Note 20—Subsequent Events

The Company evaluated subsequent events through April 29, 2025, the date the Consolidated Financial Statements are available to be issued. Refer to “Note 9—Debt” for subsequent term loan amendment.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

     Shares

Legence Corp.

Class A Common Stock

Prospectus

    , 2026

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee	$	*
Accountants’ fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous	$	*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate. The registrant will pay all of the expenses of this offering listed above.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability of (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, (4) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (5) an officer in any action by or in the right of the corporation. Our amended and restated certificate of incorporation (the “amended and restated certificate of incorporation”) provides for such limitation of liability. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors or officers, then the liability of a director or officer of the Company, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated certificate of incorporation and our amended and restated bylaws (the “amended and restated bylaws”) provide that the Company will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

We have obtained and intend to maintain directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities. In addition, we have entered into indemnification agreements with our current directors and officers. The indemnification agreements require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The form of underwriting agreement (Exhibit 1.1 hereto) to be entered into in connection with this offering (the “underwriting agreement”) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The above discussion of the DGCL, the amended and restated certificate of incorporation, the amended and restated bylaws, the indemnification agreements, our maintenance of directors’ and officers’ liability insurance and the underwriting agreement is not intended to be exhaustive and is qualified in its entirety by reference to such statute or applicable document.

Item 15. Recent Sales of Unregistered Securities.

In connection with our incorporation on January 9, 2025, under the laws of the State of Delaware, we issued 1,000 shares of our common stock, par value $0.01, to Legence Parent for an aggregate purchase price of $10.00. The shares of our common stock described in this Item 15 were issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

In connection with the IPO, a series of transactions occurring at various times prior to and/or concurrently with the closing of IPO were effected that resulted in the Corporate Reorganization (as defined in the form of prospectus forming a part of this registration statement). On September 15, 2025, in connection with the closing of our IPO and as contemplated by such Corporate Reorganization, we issued (i) 178,571 shares of Class A Common Stock and 46,680,762 shares of Class B Common Stock to Legence Parent and (ii) 28,844,369 shares of Class A Common Stock to Legence Parent II. Such issuances were undertaken in reliance on an exemption from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof as transactions by an issuer not involving any public offering.

On October 1, 2025, in connection with the closing of certain asset purchase and contribution transactions, we issued an aggregate of 145,600 shares of Class A Common Stock to the sellers. Such issuances were undertaken in reliance on an exemption from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof as transactions by an issuer not involving any public offering.

The stock issuances described above did not involve any underwriters, underwriting discounts or commissions, or any public offering and we believe such issuances are exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

On January 2, 2026, we and the Purchaser consummated the Bowers Acquisition pursuant to the Purchase Agreement. The Purchase Agreement provided for a series of transactions, on the terms and subject to the conditions set forth therein, whereby (i) the Sellers caused Bowers and certain of its subsidiaries to convert into Maryland limited liability companies and the Sellers contributed 100% of the Bowers Interests to NewCo, a newly formed Delaware limited liability company wholly owned by the Sellers, which joined as a party to the Purchase Agreement, and (ii) the Purchaser purchased from NewCo all of the Bowers Interests in exchange for 2,551,672 shares of Class A Common Stock and approximately $325 million in cash, subject to customary post-closing adjustments.

In addition, on the terms and subject to the conditions set forth in the Purchase Agreement, on the Deferred Consideration Date, NewCo will receive an amount equal to $50 million, payable in either, or any combination of, as determined in the Purchaser’s sole discretion, (i) cash or (ii) shares of Class A Common Stock. The amount of Deferred Consideration Shares will be determined based on the volume weighted average sales price of the Class A Common Stock, as traded on Nasdaq, calculated for the 10 trading day period ending on the last trading day that occurs at least 3 days prior to the Deferred Consideration Date.

The issuance of the Stock Consideration was, and the issuance of any Deferred Consideration Shares will be, on the terms and subject to the conditions set forth in the Purchase Agreement, completed in reliance on an exemption from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

2.1†	Equity Purchase Agreement, dated November 13, 2025, by and among The Bowers Group, Inc., a Maryland corporation, Wayne E. Bowers Revocable Living Trust, Quiet Harbor Trust and The David O’Donnell Revocable Trust dated Nov. 15, 2008, collectively as the sellers, Legence Subsidiary Holdings, LLC, as the purchaser, and Legence Corp., as parent of the purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, File No. 001-42838, filed with the Commission on November 14, 2025).

3.1	Amended and Restated Certificate of Incorporation of Legence Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on September 15, 2025).

3.2	Amended and Restated Bylaws of Legence Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K filed on September 15, 2025).

4.1	Registration Rights Agreement, dated as of September 15, 2025, by and among Legence Corp. and each of the other signatories from time to time party thereto (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on September 15, 2025).

4.2	Amended and Restated Limited Liability Company Agreement of Legence Holdings LLC, dated as of September 11, 2025, by and among Legence Corp. and the other signatories parties thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on September 15, 2025).

5.1**	Opinion of Kirkland & Ellis LLP as to the legality of the securities being registered.

10.1†	Credit Agreement, dated as of December 16, 2020, by and among Legence Intermediate LLC, as holdings, Legence Holdings LLC, as borrower, Jefferies Finance LLC, as administrative agent, collateral agent, swing line lender and an L/C issuer, the guarantors party thereto from time to time and the lenders party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description

10.2†	Amendment No. 1 to Credit Agreement, dated as of August 5, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.3†	Amendment No. 2 to Credit Agreement, dated as of October 28, 2021 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.4†	Amendment No. 3 to Credit Agreement, dated as of November 9, 2022 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.5†	Amendment No. 4 to Credit Agreement, dated as of February 27, 2023 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.6†	Amendment No. 5 to Credit Agreement, dated as of July 31, 2023 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.7†	Amendment No. 6 to Credit Agreement, dated as of January 19, 2024 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.8†	Amendment No. 7 to Credit Agreement, dated as of June 18, 2024 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.9†	Amendment No. 8 to Credit Agreement, dated as of November 21, 2024 (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.10†	Amendment No. 9 to Credit Agreement, dated as of February 6, 2025 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.11†	Amendment No. 10 to Credit Agreement, dated as of September 8, 2025 (incorporated by reference to Exhibit 10.8 of the Company’s Form 8-K filed on September 15, 2025).

10.12†	Amendment No. 11 to Credit Agreement, dated as of October 30, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on October 30, 2025).

10.13†	Amendment No. 12 to Credit Agreement, dated as of January 2, 2026 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on January 2, 2026).

10.14*	Amendment No. 13 to Credit Agreement, dated as of January 15, 2026.

10.15	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.16	Tax Receivable Agreement, dated as of September 11, 2025, by and among Legence Corp. and the TRA Parties (as defined in the Tax Receivable Agreement) (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed on September 15, 2025).

10.17	Exchange Agreement, dated as of September 11, 2025, by and among Legence Corp. and each of the other signatories from time to time party thereto (incorporated by reference to Exhibit 10.5 of the Company’s Form 10-Q (File No. 001-42838) filed on November 14, 2025).

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description

10.18+	Employment Agreement, dated as of April 15, 2019, by and between Therma Services LLC and Jeffrey Sprau (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.19+	Employment Agreement, dated as of November 9, 2021, by and between Therma Services LLC and Stephen Butz (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.20+	Employment Agreement, dated as of July 26, 2021, by and between Therma Services LLC and Gregory M. Barnes (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.21+	Employment Agreement, dated as of October 25, 2021, by and between Therma Services LLC and Bryce Seki (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.22+	Letter Agreement Re: Retention Bonuses, dated August 11, 2025, by and between Legence Holdings LLC and Stephen Butz (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-1 (File No. 333-289629) filed on August 15, 2025).

10.23+	Legence Corp. 2025 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K filed on September 15, 2025).

21.1*	List of subsidiaries of Legence Corp.

23.1**	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1 hereto).

23.2*	Consent of Deloitte & Touche LLP, as to Legence Corp.

23.3*	Consent of Deloitte & Touche LLP, as to Legence Holdings LLC.

24.1*	Power of Attorney (included on the signature page of this registration statement).

107*	Filing Fee Table.

*	To be filed by amendment.
**	Filed herewith.
†

Certain of the schedules and exhibits to the agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the U.S. Securities and Exchange Commission upon request.

+	Indicates management contract or compensatory plan.

Item 17. Undertakings.

(a)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

(b)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Legence Corp.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on     , 2026.

By:
Name: Jeffrey Sprau
Title: Chief Executive Officer and Director

Each person whose signature appears below appoints Jeffrey Sprau, Stephen Butz and Bryce Seki, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

Jeffrey Sprau	Chief Executive Officer and Director (Principal Executive Officer)	, 2026

Stephen Butz	Chief Financial Officer (Principal Financial Officer)	, 2026

Philippe Le Bris	Chief Accounting Officer (Principal Accounting Officer)	, 2026

Terrence Keenen	Chairman of the Board	, 2026

David J. Coghlan	Director	, 2026

Christie Kelly	Director	, 2026

Bilal Khan	Director	, 2026

Robert Mitchell Nimocks	Director	, 2026